

2026

Allstate Proxy Statement

Notice of 2026
Annual Meeting and
Proxy Statement, and
2025 Annual Report.

Allstate exists to empower
customers with protection,
create economic value
for our shareholders,
opportunity for our team
and improve communities.

Our Shared Purpose







As the good hands...

We empower customers with protection to help them achieve their hopes and dreams.



We provide affordable, simple and connected protection solutions.



We create economic value for shareholders, opportunity for our team and improve communities.







Allstate®

NATIONAL GENERAL® an Allstate® company

Answer financial®

Allstate® PROTECTION PLANS

Allstate® DEALER SERVICES

Allstate® IDENTITY PROTECTION

Allstate® ROADSIDE

arity®

Our values



Integrity is non-negotiable.



Inclusive Diversity leverages differences.



Collective Success prioritizes enterprise outcomes.

Letter from Chair, President & CEO

Fellow Shareholders,

Allstate served all four stakeholders well in 2025. Customers received greater value and were more satisfied. Shareholders benefited from growth, profitability, a higher share price, dividends and repurchasing stock. Employees are more connected and highly engaged. The Allstate Foundation improved communities.

Allstate is creating the future, not simply following trends. A customer-focused strategy and strong execution will empower customers with low-cost protection. This strengthens Allstate's competitive position, generates shareholder returns and expands employee opportunity. Together we make a difference in the world!

Living Our Shared Purpose

Our Shared Purpose enables us to be a purpose-driven company powered by purpose-driven people. Balancing different stakeholders is challenging but essential to be an enduring enterprise.

- **Customers** are the reason we exist and deserve exceptional value. Customer satisfaction increased by improving interactions, including helping 7.8 million auto and homeowners insurance customers reduce their premiums by an average of 17%. Policies in force grew by 3% in 2025, including a return to growth in property-liability policies.
- **Shareholders** entrust us to generate returns for their futures. Strong execution of the multi-year Transformative Growth plan delivered net income of $10.2 billion and a 42% return on equity in 2025. Total shareholder return was 10.1%, outperforming proxy peers' performance of 7.2%. Common dividends were increased by 8.7%, and 2.3% of shares outstanding were repurchased.
- **Employee** connectivity improved and a distributed work environment resulted in outstanding engagement ratings.
- The Allstate Foundation strengthened **communities** by supporting youth empowerment and victims of relationship abuse through thousands of nonprofits.

A Comprehensive Growth Strategy

Allstate's strategy is to grow market share in property-liability insurance and expand protection offerings. Enterprise policies in force increased to 210.9 million from 185.2 million over the last three years.


Increase personal property-liability market share
Allstate
NATIONAL GENERAL an Allstate company
Answer financial
Leveraging Allstate brand, customer base and capabilities
Allstate PROTECTION PLANS
Allstate DEALER SERVICES
Expand protection services
Allstate IDENTITY PROTECTION
Allstate ROADSIDE
arity

Transformative Growth is Working

Transformative Growth – launched six years ago – enhanced competitiveness by lowering costs, introducing new products, expanding customer access and leveraging technology. Homeowners insurance countrywide market share increased in 2025, and auto insurance market share grew in 29 states. Further expanding and improving distribution and increasing customer retention should accelerate market share growth, raising earnings and shareholder returns.

Personal lines new business



2019 **2025**

| 5.5 million | — | **2x higher** → | 11.6 million |

■ Exclusive agent   ■ Independent agent   ■ Direct

— Broadest distribution in industry →

Protection is Expanding

Protection Services has over 170 million policies in force protecting electronics, mobile devices, appliances, auto breakdowns and identities. Revenues surpassed $3.5 billion in 2025 with distribution through major retailers, auto dealers, benefit brokers and directly by the company.

- Protection Plans extended contracts with Walmart, Home Depot and Costco, and expanded in Europe and Asia.
- Roadside Services leveraged a "gig" fulfillment network and technology to improve response time and customer satisfaction at a lower cost.
- Identity Protection expanded its offerings to include digital scams, which cost Americans over $10 billion annually.
- Arity provides crash detection to over 50 million drivers, enhanced analytical tools to insurance companies and expanded into mobility intelligence by acquiring 49% of Replica.

Employees are Engaged

We have a highly engaged and connected team of 53,000 employees serving customers and building the future. Employee engagement is exceptional at 86% and connectivity across the company improved by 6 points to 74% in 2025. The five parts of the Employee Value Proposition work!



Paired programming increased employee development and satisfaction while improving quality by 180% over the last two years.

Strong Capital Resources

Allstate is disciplined in deploying capital, taking risks and seeking returns with an enterprise approach. For example, in 2024, equity investments were lowered when auto profits declined and then increased in 2025 when auto profits increased. Allstate's capital level exceeds our target due to strong earnings and the opportunistic sale of the Employer Voluntary Benefits and Group Health businesses for $3.1 billion.

This strong capital position supports organic growth and leveraging capabilities through investments, acquisitions and cash distributions to shareholders. In February of 2026, the quarterly common dividend was increased by 8% and a new $4 billion share repurchase program was approved.

> Share repurchases and dividends over the last decade equal
>
> # 99%
>
> of Allstate's 2015 market capitalization.

Seizing the Artificial Intelligence Opportunity

Allstate is aggressively integrating artificial intelligence (AI) to improve operations and enable employees. AI now:

- Codes 34% of software
- Reduces customer billing escalations by 50%
- Creates or reviews almost 10 million customer e-mails annually

We are also building Allstate's Large Language Intelligent Ecosystem (ALLIE) to reimagine customer value using an integrated set of AI agents. ALLIE will require significant business process redesign and development of "new" AI-enabled jobs.

> **Operating with Agility**
>
> Allstate's technology transformation is setting new standards.
>
> - **Top-Tier Productivity:** Our workplace transformation, recognized by the 2025 Tony Hsieh Award, has elevated employee productivity to levels typically seen at top Silicon Valley tech firms.
> - **A Blueprint for Innovation:** A Forbes case study highlighted our technology platform as the blueprint legacy enterprises need to achieve.

Increasing Trust

Engagement in societal issues must support customer value and business priorities. We are focused on three areas: the impact of severe weather, consumer privacy and increasing trust.

Trust has declined significantly over the last two decades. Americans' trust in the U.S. government to "do the right thing most of the time" has declined from 50% to 20%, when trust is the foundation for democracy. Increasing trust is also important to Allstate since customer trust is critical to our value proposition. A web of negativity inhibits rebuilding trust, with net negative messaging in America equal to a $100 billion advertising campaign of "us against us by us," more than spent annually by the top 15 advertisers.

We cannot increase trust by ourselves but are mobilizing others to rebuild community relationships and amplify positive progress. Authentic trust is about mutual respect, predictability and reciprocity. This does not mean ignoring issues or disagreements, but simply listening.

Our Trust in Practice Awards will support community organizations that use volunteering and civic engagement to build relationships and improve trust. Two-thirds of Americans volunteer and 74% feel optimistic about their community. Over 3,000 organizations submitted 1,600 proposals requesting $800 million for $5 million in grants. Clearly there is great demand for improving trust!

> Allstate was named one of the world's Most Ethical Companies for the 12th consecutive year by the Ethisphere Institute.



Exceptional Team

Senior leaders are talented, experienced and focused on collective success. Nine hundred exceptional leaders execute business priorities critical to success.

Our Board of Directors provides comprehensive oversight, guidance and wisdom. We thank Gregg Sherrill, our retiring Lead Director, for making us a better company.

> Allstate was ranked in the 250 best managed companies for the 9th consecutive year by The Wall Street Journal and Drucker Institute.

Creating the Future

Allstate will continue making people's lives better by serving customers, generating shareholder value, expanding employee opportunity and strengthening communities.

It is an honor to help Allstate make a difference.

Tom Wilson
Chair, President and CEO



Letter from Independent Directors

Allstate's Shareholders,

Thank you for entrusting us to oversee the long-term sustainability and growth of Allstate. Transparency and accountability are at the heart of our work as independent directors.

In 2025, Allstate delivered outstanding results while protecting customers' cars, homes, personal devices and identities. Allstate advanced the Transformative Growth plan by enhancing customer value, growing policies in force and generating strong returns for shareholders. This letter highlights the Board's oversight and achievements during the past year.

Strategic and Operational Oversight

Advancing Transformative Growth

Transformative Growth continues to improve customer value, strengthen competitiveness and support long-term profitable growth. In 2025, the company:

- Grew policies in force to 211 million, reflecting broader customer reach
- Improved auto and homeowners insurance affordability while maintaining returns; the SAVE program reduced 7.8 million insurance customers' premiums an average of 17%
- Reduced operating expenses through digitization and process improvements

This improves customer value and affordability with enhanced products and digital experiences. Combined with investments in marketing, these changes position Allstate to accelerate profitable growth.

Artificial Intelligence (AI) Governance

Allstate is focused on reimagining customer value and the Board is engaged in the implementation of Allstate's AI strategy, including:

- Expansion of generative AI for existing practices
- Implementation of Allstate's Large Language Intelligent Ecosystem (ALLIE) using agentic AI
- Overseeing expansion of Allstate's AI Governance Framework to drive rapid, safe and responsible AI utilization, consistent with evolving legal and regulatory requirements
- Evaluation of AI deployment using Allstate's Enterprise Risk and Return Management Framework
- The Risk and Return Committee oversees AI governance, with support from the full Board

Capital Strength and Shareholder Returns

- In 2025, Allstate completed the sale of the Employee Voluntary Benefits and Group Health businesses for $3.1 billion, realizing a gain of $1.6 billion and returned over $2.2 billion to shareholders through share repurchases and dividends.
- In the first quarter of 2026, the Board approved an increase in common shareholder dividends to $1.08 per share and a $4.0 billion authorization to repurchase shares.

These actions reinforce Allstate's commitment to disciplined capital allocation and long-term value creation.

Corporate Governance and Board Refreshment

Allstate's directors bring a mix of skills, experiences, and perspectives to Board oversight. The Nominating, Governance and Social Responsibility Committee and the Board regularly evaluate board refreshment and director succession planning. Notable developments include:

- In November 2025, Rich Hume succeeded Gregg Sherrill as Lead Director, following Gregg's retirement after eight years of Board service and four years as Lead Director. We are grateful for Gregg's leadership and strategic insight. Rich brings deep technology and governance experience from his tenure as CEO of TD SYNNEX and his collaborative approach strengthens Board dialogue.
- Judy Sprieser will retire from the Board at the 2026 Annual Meeting and is not standing for re-election. Judy's strategic and financial expertise and wisdom have made Allstate a better company.
- The Board uses an executive search firm to identify new director candidates to have the right mix of skills and expertise to serve shareholders.

Management and directors proactively engaged with shareholders three times during the year to discuss operating performance, strategy, corporate governance, board composition and executive compensation. These conversations confirm strong support for the Board's practices, transparency and responsiveness.

> Shareholders that hold
>
> ## 35%
>
> of our outstanding shares were engaged in 2025

Human Capital and Succession Planning

The Board oversees senior leadership talent development and succession planning, which are essential to achieving Our Shared Purpose and driving sustainable business results.

- Executive succession was discussed multiple times in 2025 during joint sessions of the Compensation and Human Capital Committee and the Board, and in executive sessions of the Board
- In October, the company announced organizational and leadership changes to advance Transformative Growth, leverage artificial intelligence and expand senior leadership experience and capabilities

The Board has direct and regular exposure to senior leaders, providing independent directors with insights into character and experience, and supporting senior leadership development.

We remain committed to generating attractive returns for shareholders and ensuring Allstate is well-positioned for long-term success.

Sincerely,

Independent Directors	**Donald E. Brown**	**Siddharth N. (Bobby) Mehta**	**Judith A. Sprieser**
	Kermit R. Crawford	**Maria R. Morris**	**Perry M. Traquina**
	Richard T. Hume	**Jacques P. Perold**	**Monica J. Turner**
	Margaret M. Keane	**Andrea Redmond**	

Notice of 2026
Annual Meeting of Shareholders

Items of Business

Item	Board Recommendation	See Pages
Item 1 Election of 11 Directors	✅ **FOR** each nominee	15-45 →
Item 2 Say-On-Pay: Advisory Vote on the Compensation of the Named Executives	✅ **FOR**	46-91 →
Item 3 Ratification of Appointment of Deloitte & Touche LLP as Allstate's Independent Registered Public Accountant for 2026	✅ **FOR**	92-95 →
Item 4 Shareholder Proposal: Report on use of ESG and DEI Metrics in Executive Compensation	❌ **AGAINST**	96-98 →

In addition, any other business properly presented may be acted upon at the meeting.

By Order of the Board,

Julie Cho
Secretary
April 10, 2026

Date and Time
May 22, 2026, at 11:00 a.m. Central Time. Admission to the webcast begins at 10:30 a.m. Central Time.

Virtual (Online Only)
www.virtualshareholdermeeting.com/ALL2026

Record Date
March 23, 2026. Each share of common stock is entitled to one vote for each director candidate and one vote for each of the other proposals.

Participation
Shareholders who wish to participate in the meeting should review **pages 102-105**.

Date of Mailing
On or about April 10, 2026, these proxy materials and annual report will be mailed or made available to shareholders and to participants in the Allstate 401(k) Savings Plan.

Important notice regarding the availability of proxy materials for the shareholder meeting to be held on May 22, 2026

The Notice of 2026 Annual Meeting and Proxy Statement and the means to vote by Internet, and the 2025 Annual Report, are available at **proxyvote.com**.

How to Vote in Advance

Your vote is important. Please vote as soon as possible by one of the methods shown below. **Make sure to have your proxy card, voting instruction form or Notice of Internet Availability in hand and follow the instructions**. You may also vote during the Annual Meeting by visiting **www.virtualshareholdermeeting.com/ALL2026**, entering your control number and following the instructions.

📞 **By Telephone**
In the U.S. or Canada, you can vote your shares toll-free by calling **1-800-690-6903**.

🌐 **By Internet**
You can vote your shares online at **proxyvote.com**.

✉️ **By Mail**
You can vote by mail by marking, dating and signing your proxy card or voting instruction form and returning it in the postage-paid envelope.

📱 **By Tablet or Smartphone**

You can vote your shares with your tablet or smartphone by scanning the QR code.

Table of Contents

About Allstate

Our Shared Purpose

We empower customers with affordable, simple and connected protection to help them achieve their hopes and dreams. Protecting customers enables us to create economic value for shareholders, create opportunity for our team and improve communities.

What We Do

The Allstate Corporation (NYSE: ALL) protects people from life's uncertainties with a wide array of protection for autos, homes, electronic devices and identities. Products are available through a broad distribution network including Allstate agents, independent agents, major retailers, online and at the workplace. Allstate has 211 million policies in force and is widely known for the slogan "You're in Good Hands with Allstate."


Increase personal property-liability market share
Allstate
NATIONAL GENERAL an Allstate company
Answer financial
Leveraging Allstate brand, customer base and capabilities
Allstate PROTECTION PLANS
Allstate DEALER SERVICES
Expand protection services
Allstate IDENTITY PROTECTION
Allstate ROADSIDE
arity

Allstate at a Glance

211
million policies in force

53,000
employees

27,400
Allstate exclusive agents and licensed sales professionals

2,200
direct sales representatives

58,700
independent agent locations

15,000+
retail stores distributing Allstate Protection Plans

2026 Operating Priorities

 **Accelerate Transformative Growth Execution**

 **Deploy Allstate's Large Language Intelligent Ecosystem**

 **Achieve 2026 Operating Plan Goals for Growth, Profitability, Capital Management and Strategy**

 **Strengthen Organizational Capabilities, Talent and Engagement**

2025 Financial Highlights

$67.7B
Revenue

$10.2B
Net Income

$9.3B
Adjusted Net Income*

$38.06
Net Income Per Diluted Common Share

42.3%
Net Income Return on Allstate Common Equity

$108.45
Book Value Per Common Share

* Measures used in this proxy statement that are not based on generally accepted accounting principles (non-GAAP) are denoted with an asterisk (*). For definitions of these terms, please see the definitions of non-GAAP measures on **pages 106-109.**

Total Shareholder Returns for 1 Year, 3 Year and 5 Year



1 year	3 year	5 year
10.1%	64.6%	114.1%

Voting Roadmap



Voting Recommendation

The Board recommends a vote FOR each director nominee.

See **pages 15-45** for further information →

Item 1

Election of 11 Directors

- All candidates are highly successful executives with relevant skills and expertise
- Average tenure of independent director nominees is eight years, and 10 out of 11 director candidates are independent
- All nominees have broad leadership experience

● **Thomas J. Wilson**
Chair, President and CEO of The Allstate Corporation

● **Andrea Redmond**
Former Managing Director of Russell Reynolds Associates Inc.

● **Kermit R. Crawford**
Former President and COO of Rite Aid Corporation

● **Siddharth N. (Bobby) Mehta**
Former President and CEO of TransUnion

● **Jacques P. Perold**
Former President of Fidelity Management & Research Company LLC

Balanced Tenure



4
members with ≤5 years tenure



3
members with 6-10 years tenure



4
members with >10 years tenure

● **Maria R. Morris**
Former EVP and Head of Global Benefits of MetLife, Inc.

● **Monica J. Turner**
President, Strategic Growth Capabilities of The Procter and Gamble Company

● **Donald E. Brown**
CFO of Viridon Inc.

● **Margaret M. Keane**
CEO of Cisive Inc.

● **Perry M. Traquina**
Former Chairman, CEO and Managing Partner of Wellington Management Company LLP

● **Richard T. Hume**
Lead Director
Former CEO of TD SYNNEX Corporation

A Closer Look at Our Director Nominees

Director Nominee Composition

Board Independence



91% Independent

Directors with CEO or President Leadership Experience



73% CEO or President Experience

Gender and/or Racial/Ethnic Diversity



73% Diverse

Female 4 Directors

Black/ African-American 3 Directors

Asian 1 Director

Diversity of Skills and Experience Advance our Strategy

Our directors possess highly relevant skills to effectively oversee management's execution of Allstate's strategic priorities.

Enterprise Oversight	Industry Expertise	Technical Expertise	Corporate Governance
Strategy Development	Insurance and Financial Services	Technology and Cybersecurity	Succession and Human Capital
Customer Focus	Investments	Regulatory Affairs	Shareholder Advocacy
Operational Execution	Risk Management	Financial	Societal Engagement

Ongoing Board Refreshment and Board Leadership Succession

All Board members have a broad set of capabilities. Board member selection also considers unique expertise and committee chairs are rotated to refresh Board practices.

Recent Board Additions – Unique Expertise

Donald Brown - financial and accounting expertise

Richard Hume - technology expertise

Monica Turner - operational leadership and customer focus

Maria Morris - insurance industry experience and strategic expertise

Gregg Sherrill retires
Richard Hume elected as new Lead Director

2020 | 2022 | 2023 | 2025 | 2026

Board roles are rotated to refresh practices. In 2024 the Board rotated committee assignments and appointed new chairs of the Audit and Risk and Return Committees.


✔

Voting Recommendation

The Board recommends a vote **FOR** this proposal.

See **pages 46-91** for further information →

Item 2

Say-on-Pay: Advisory Vote on the Compensation of the Named Executives

- Independent oversight by Compensation and Human Capital Committee of the Board
- Independent compensation consultant utilized to evaluate and benchmark compensation program
- Active shareholder engagement on program structure and results
- Executive compensation targeted at 50th percentile of peers and aligned with short-and long-term business goals and strategy

2025 Compensation Program Components

Allstate's executive compensation program is designed to ensure that the interests of our executives are aligned with our shareholders:

Pay for Performance
The majority of the CEO's and other Named Executive Officers' (NEOs') compensation opportunity is at-risk and based on measurable performance goals.

Strong Link Between Performance Measures and Strategic Objectives
- Annual cash incentives are linked to near-term operating priorities.
- Long-term equity measures are based on shareholder value creation.

	Cash		Long-Term Equity-Based Incentive		
	Fixed	Performance-Based/At-Risk			
Component	**Salary**	**Annual Cash Incentive**	**Performance Stock Awards**	**Stock Options**	**Restricted Stock Units**
Link to Shareholder Value	Targeted at 50th percentile of peers to support Allstate's goal of attracting and retaining top executive talent.	Motivates and rewards executives for performance on key strategic, operational and financial measures during the year.	Comprise 70% of equity incentives granted to our CEO in 2025 and 60% for other executives. Motivates and rewards executives for performance on key long-term measures.	Comprise 30% of equity incentives granted to our CEO in 2025 and 20% for other executives. Aligns interests of executives with long-term shareholder value.	Comprise 20% of equity incentives granted to executives (none to CEO) in 2025. Aligns interests of executives with long-term shareholder value.

Target Total Compensation Mix

The chart below illustrates the pay-for-performance design of our 2025 executive compensation program. For 2025, approximately 93% and 84% of CEO and other NEO (average) compensation, respectively, was at-risk performance-based pay.

CEO   At-Risk Performance-Based Pay: 93%

7% Base Salary	21% Annual Cash Incentive	50% Performance Stock Awards	22% Stock Options

Other NEOs   At-Risk Performance-Based Pay: 84%

16% Base Salary	30% Annual Cash Incentive	32% Performance Stock Awards	11% Stock Options	11% Restricted Stock Units



Voting Recommendation

The Board recommends a vote **FOR** this proposal.

See **pages 92-95** for further information →

Item 3

Ratification of Deloitte & Touche LLP as the Independent Registered Public Accountant for 2026

- Effective controls safeguard Deloitte's independence, including mandatory five-year audit partner rotation, Deloitte's internal independence policies and quality control systems, which are subject to Public Company Accounting Oversight Board (PCAOB) inspection as part of the regulatory oversight process
- The Audit Committee conducts an annual evaluation of Deloitte, including an assessment of the reasonableness of fees, and has concluded that retaining Deloitte remains in the best interests of Allstate and its shareholders
- The Audit Committee reviews alternative Independent Registered Public Accounting firms, ensuring viable options are available if needed



Voting Recommendation

The Board recommends a vote **AGAINST** this proposal.

See **pages 96-98** for further information →

Item 4

Report on use of ESG and DEI Metrics in Executive Compensation

Commissioning a report on this matter is unnecessary for the following reasons:

- Allstate's compensation program has historically been aligned with performance and has had high shareholder support
- The metrics the Proponent has requested for evaluation are not being used
- Adequate disclosure already exists with the report to shareholders by the Compensation and Human Capital Committee

Corporate Governance



Voting Recommendation

The Board recommends a vote **FOR** each director nominee.

Item 1

Election of 11 Directors

What am I Voting on?

The Board recommends 11 nominees for election to the Allstate Board for one-year terms beginning in May 2026 and until a successor is duly elected and qualified or his or her earlier resignation or removal.

Overview

- All candidates are successful executives with relevant skills and expertise
- Average tenure of independent director nominees is eight years, and 10 out of 11 director candidates are independent; Judith Sprieser will retire from the Board at the 2026 Annual Meeting
- Director nominees have relevant experience and competencies both collectively and, individually, as described below

Each nominee was previously elected at Allstate's 2025 Annual Meeting for a one-year term. The Board expects all nominees named in this proxy statement to be available for election. If any nominee is not available, then the proxies may vote for a substitute.

WHERE TO FIND

Our Director Nominees

Director Nominees at a Glance

Name	Age[1]	Tenure (Years)[1]	Number of Other Public Company Boards	Committee Memberships
Thomas J. Wilson Chair, President and CEO of The Allstate Corporation	68	19	0	E
Richard T. Hume IND Lead Director Former CEO of TD SYNNEX Corporation	66	5	1	C R E
Donald E. Brown IND CFO of Viridon Inc.	54	5	0	A R E
Kermit R. Crawford IND Former President and COO of Rite Aid Corporation	66	13	2	R N
Margaret M. Keane IND CEO of Cisive Inc.	66	8	1	C R
Siddharth N. (Bobby) Mehta IND Former President and CEO of TransUnion	67	12	2	A N
Maria R. Morris IND Former EVP and Head of Global Benefits of MetLife, Inc.	63	2	2	C N
Jacques P. Perold IND Former President of Fidelity Management & Research Company LLC	67	10	1	R A E
Andrea Redmond IND Former Managing Director of Russell Reynolds Associates Inc.	70	16	0	N C E
Perry M. Traquina IND Former Chairman, CEO and Managing Partner of Wellington Management Company LLP	69	9	2	C R E
Monica J. Turner IND President, Strategic Growth Capabilities of The Procter and Gamble Company	60	3	0	A N

A Audit Committee **C** Compensation and Human Capital Committee **N** Nominating, Governance and Social Responsibility Committee **R** Risk and Return Committee

E Executive Committee ● Committee Chair **IND** Independent

[1] Calculated as of the date of this proxy statement.

Board Capabilities Overview

Our Board brings the right skills and experiences to provide high-performing oversight in a time of evolving market dynamics and customer needs.

Key Capabilities	Director Nominee Experience and Capabilities
Enterprise Oversight Strategy Development Customer Focus Operational Execution	• 55% have CEO experience and all held roles involved in developing strategy • Almost two-third have direct operating experience in consumer-focused businesses • 100% have had significant operating leadership roles
Industry Experience Insurance and Financial Services Investments Risk Management	• 8 have over 10 years of experience in insurance or financial services • 3 have direct experience in managing over a cumulative $1 trillion and 100% have over a decade of exposure to investment markets • Over 80% have significant risk and return management expertise
Technical Expertise Technology and Cybersecurity Regulatory Affairs Financial	• 64% have over a decade of technology and cybersecurity expertise • 7 have led businesses with significant regulatory oversight • 82% have held financial oversight roles or have led public company audit committees
Corporate Governance Succession and Human Capital Shareholder Advocacy Societal Engagement	• All Board members have experience in succession, human capital, societal engagement and shareholder advocacy • 64% are on other public boards bringing insights from 11 other companies

Director Expertise Enhances Committee Oversight

The table below highlights four of the most relevant areas of expertise that the committee members possess; however, it is not an exhaustive list of skills and expertise for those directors. For more information on committee responsibilities and committee member experience, **see pages 32-33**.

Capabilities/Experience	Audit Committee	Compensation and Human Capital Committee	Nominating, Governance and Social Responsibility Committee	Risk and Return Committee
Enterprise Oversight				
Strategy Development		●		●
Customer Focus			●	●
Operational Execution				●
Industry Experience				
Insurance and Financial Services	●	●		
Investments				
Risk Management	●	●		●
Technical Expertise				
Technology and Cybersecurity	●			●
Regulatory Affairs	●		●	
Financial	●	●		
Corporate Governance				
Succession and Human Capital		●	●	
Shareholder Advocacy			●	
Societal Engagement			●	

Director Biographies

Donald E. Brown

Independent

Age 54

Director since 2020 (5 years of tenure)

Professional Experience
- CFO of Viridon, a company that invests in and manages electric transmission facilities across North America.
- Former EVP, Chief Innovation Officer and CFO of NiSource Inc., a highly regulated natural gas and electric utilities company serving customers across multiple states.

Other Public Board Service
- None

Key Experience and Qualifications

Enterprise Oversight: Experience in operational transformation and technological advancement to enhance customer value. As Chief Innovation Officer of NiSource, oversaw innovation focused on delivering safe, reliable and efficient services to customers and communities. Experienced in risk oversight during tenure as CFO of NiSource.

Industry Experience: Leadership experience within the heavily regulated utilities industry. Significant risk management responsibilities as CFO of a publicly-traded company and an emerging infrastructure company.

Technical Expertise: Significant financial and accounting experience gained as CFO of Viridon and NiSource. In-depth understanding of technological advancements and operational transformation to enhance the customer experience at NiSource

Corporate Governance: Sustainability expertise gained through NiSource's transition to a less carbon-intensive business model and Viridon's focus on grid transformation and clean energy solutions.

Committee Assignments and Rationale

Audit Committee (Chair)
- Multiple leadership positions with financial oversight responsibility, including as CFO at Viridon and NiSource.

Risk and Return Committee
- Experience evaluating risk exposures and return opportunities as a senior leader in a highly regulated utilities company.
- Chair of Allstate's Audit Committee. The Chairs of the Risk and Return and Audit Committees are required to be members of both committees, per their respective charters.

Kermit R. Crawford

Independent

Age 66

Director since 2013 (13 years of tenure)

Professional Experience
- Former President and COO of Rite Aid Corporation, which operates one of the leading retail drugstore chains in the U.S.
- Former EVP and President, Pharmacy, Health and Wellness of Walgreens Boots Alliance, Inc., which operates one of the largest drugstore chains in the U.S.
- Former Director of TransUnion and LifePoint Health.

Other Public Board Service
- C.H. Robinson Worldwide, Inc. (2020–present)
- VISA INC. (2022–present)

Key Experience and Qualifications

Enterprise Oversight: Experience in business strategy and operational oversight gained through senior leadership roles at Rite Aid and Walgreens Boots Alliance, including the responsibility for the performance of large, geographically dispersed operations.

Industry Experience: Expertise acquired leading consumer-focused services business through transformation. Oversaw transition of the pharmacy experience from a model-focused primarily on drug delivery to a pharmacist-patient-centric model.

Technical Expertise: Experience overseeing all operational aspects of large drugstore chains throughout the U.S., including financial results together with extensive knowledge of legal and regulatory requirements relevant for large, public companies gained as a senior leader of one of the largest drugstore chains in the country.

Corporate Governance: Experience leading large divisions with responsibility for human capital priorities and culture, complemented by board service at other public companies that brings additional perspectives on corporate governance.

Committee Assignments and Rationale

Nominating, Governance and Social Responsibility Committee
- Chair of the Governance Committee at C.H. Robinson.
- Responsibility for driving sustainability initiatives operating two of the largest drugstore chains in the U.S.

Risk and Return Committee
- Significant operational experience at large, geographically dispersed service organizations.
- Former chair of Allstate's Audit Committee and served 11 years on Allstate's Audit Committee.

Richard T. Hume

Independent

Age 66

Director since 2020 (5 years of tenure)

Professional Experience
- Former CEO and current director of TD SYNNEX Corporation, a global IT distribution and solutions company.
- Former COO of Tech Data Corporation.
- Former General Manager and COO, Global Technology Services of International Business Machines Corporation.

Other Public Board Service
- TD SYNNEX (2021–Present)

Key Experience and Qualifications

Enterprise Oversight: Experience overseeing global operations, leading strategic direction and driving operational execution through senior leadership roles at technology companies, including overseeing global technology services at IBM and as CEO of TD SYNNEX, a global IT distribution and solutions company.

Industry Experience: Experience in risk management and oversight through business transformations, including major acquisitions, at leading technology companies.

Technical Expertise: Oversaw global technology services as a senior leader at IBM. As CEO at TD SYNNEX, led and oversaw innovation, technological advancement and transformative growth. Also brings strong accounting and financial expertise developed through more than a decade of oversight of financial and accounting operations.

Corporate Governance: Significant human capital management and succession planning experience gained through various senior leadership roles at public companies. Experience is complemented by board service at Novolex, a privately held company recognized for innovation in sustainable packaging solutions.

Committee Assignments and Rationale

Lead Director
- Understanding of Allstate's business and professional credibility and trusted relationships with fellow directors.
- Five years of Allstate board experience balancing institutional knowledge and fresh perspectives.

Compensation and Human Capital Committee
- Significant management experience leading large companies as CEO and COO.
- Succession experience as CEO of TD SYNNEX.

Risk and Return Committee
- In-depth understanding of technology, innovation and corporate strategy.

Margaret M. Keane

Independent

Age 66

Director since 2018 (8 years of tenure)

Professional Experience
- CEO of Cisive Inc., a provider of employee background screening and related compliance services.
- Former Executive Chair, CEO and President of Synchrony Financial, a consumer financial services company.
- Former President and CEO of GE Capital Retail Finance.

Other Public Board Service
- Tenable Holdings, Inc. (2023–present)

Key Experience and Qualifications

Enterprise Oversight: Operational and strategic experience in the consumer financial services industry gained as CEO of two financial services companies and Cisive. As CEO of Synchrony, led strategic and technology transformation in rapidly changing consumer payments industry

Industry Experience: In-depth understanding and experience in financial services industry as CEO of Synchrony Financial and GE Capital Retail Finance. Gained unique perspective on risk management as CEO of Cisive, a background screening company.

Technical Expertise: Extensive knowledge of innovation and technology transformation strategies gained throughout financial services career, including driving Synchrony's digital transformation, and use of artificial intelligence, machine learning and data analytics to improve underwriting.

Corporate Governance: Significant experience in developing talent and succession planning as CEO of Cisive and Synchrony Financial, complemented by board service at Tenable that brings additional perspectives on corporate governance.

Committee Assignments and Rationale

Compensation and Human Capital Committee
- Substantial experience in establishing management performance objectives and executive compensation as CEO of Cisive and Synchrony Financial.

Risk and Return Committee
- Extensive experience in risk and return management as CEO of Cisive and Synchrony Financial.
- Expertise in evaluating risk and return in innovation and technology transformation environments.



Siddharth N. (Bobby) Mehta

Independent

Age 67

Director since 2014 (12 years of tenure)

Professional Experience
- Former President and CEO of TransUnion, a global provider of credit information and risk management solutions.
- Former CEO of HSBC North America Holdings Inc.
- Former CEO of HSBC Finance Corporation.

Other Public Board Service
- Jones Lang LaSalle Incorporated (2019–present)
- Northern Trust Corporation (2019–present)

Key Experience and Qualifications

Enterprise Oversight: Navigated transformation and risk in highly regulated industry as CEO of TransUnion, a global provider of information and risk management solutions. Brings process-thinking and operational execution mindset from experience at leading financial services companies.

Industry Experience: Broad investment markets expertise and perspective gained as CEO of TransUnion and HSBC, and as a board member of Northern Trust Corporation. Also brings experience in risk identification and management from leading a global provider of credit information and risk management solutions.

Technical Expertise: As CEO of TransUnion, led a data- and analytics-driven strategy using technology to increase revenues and global reach. Oversees cybersecurity risk initiatives through service as a director at public and privately-held companies. Accounting and financial expertise acquired through leadership positions with oversight responsibility for financial and accounting activities.

Corporate Governance: Oversaw leadership succession planning during tenure as CEO of TransUnion. Also brings experience driving sustainability initiatives and an understanding of climate risk developed through an investor role at a climate analytics company.

Committee Assignments and Rationale

Audit Committee
- Leadership positions with financial oversight responsibility, including President and CEO of TransUnion, CEO of HSBC Finance Corporation and Chairman and CEO of HSBC North America Holdings Inc.
- Former Chair of Allstate Risk and Return Committee.

Nominating, Governance and Social Responsibility Committee
- Chair of the Board of Directors of JLL (Jones Lang LaSalle Incorporated).
- Deep understanding of public policy considerations related to consumer privacy.

Maria R. Morris

Independent

Age 63

Director since 2024 (2 years of tenure)

Professional Experience
- Former EVP, Global Employee Benefits Business of MetLife, Inc.
- Other senior leadership roles during 33-year career at MetLife including Interim Head of MetLife U.S. Business, Interim Chief Marketing Officer and Head of Global Technology and Operations.

Other Public Board Service
- S&P Global Inc. (2016–present)
- Wells Fargo & Company (2018–present)

Key Experience and Qualifications

Enterprise Oversight: Brings strategic and operational leadership experience from career at MetLife, including as U.S. Business Leader of personal lines Property & Casualty business. Led innovation and customer-focused initiatives as Interim Chief Marketing Officer at MetLife.

Industry Experience: Deep knowledge and understanding of insurance industry from tenure on MetLife's Executive Group, including strategy, portfolio management, P&L oversight, underwriting and pricing, distribution, product manufacturing, investment management, marketing and customer centricity. Also brings understanding of risks relevant to financial services and insurance industries and additional experience gained as risk committee chair at another public company.

Technical Expertise: Brings financial expertise through oversight of multiple business P&Ls and leadership of the integration of MetLife's acquisition of American Life Insurance Co. Developed technology and cybersecurity expertise as Head of Global Technology and Operations, overseeing a $1.6 billion technology portfolio, and expanding IT infrastructure capacity, and cyber and risk management.

Corporate Governance: Expert in employee benefits, succession planning and human capital management, with additional corporate governance perspectives gained through board service at two other public companies.

Committee Assignments and Rationale

Compensation and Human Capital Committee
- Significant leadership in a global organization and member of human resources committee at another public company.

Nominating, Governance and Social Responsibility Committee
- Oversaw corporate responsibility strategy in business and marketing leadership roles.
- Significant governance experience in financial services and insurance industries through service on other public company boards.

Jacques P. Perold

Independent

Age 67

Director since 2015 (10 years of tenure)

Professional Experience
- Chair, Founder and Former CEO of CapShift LLC, an investment advisory firm.
- Former President of Fidelity Management & Research Company LLC, a privately-held investment and asset management company serving clients worldwide.
- Founder, former President and Chief Investment Officer of Geode Capital Management LLC, a global asset manager and independent institutional investment firm and sub-advisor to Fidelity.

Other Public Board Service
- MSCI Inc. (2017–present)

Key Experience and Qualifications

Enterprise Oversight: Experience leading one of the world's largest asset management funds representing customers with nearly $2 trillion assets under management. Brings unique understanding of operational and investment-related risks, applying insights from past leadership roles to strengthen operational resilience.

Industry Experience: Extensive financial services experience gained while leading investments and operations at global asset management firms Fidelity Management & Research Company and Geode Capital.

Technical Expertise: Developed technology and cybersecurity expertise as a senior leader at investment companies that used data-driven tools and solutions to help clients build more effective portfolios. Deep financial and accounting expertise from senior leadership roles with responsibility for financial and accounting oversight.

Corporate Governance: Experience overseeing sustainability initiatives gained while serving as chair of the corporate responsibility committee at another public company, as well as executive compensation program oversight and senior leadership succession planning.

Committee Assignments and Rationale

Risk and Return Committee (Chair)
- Significant experience in management and oversight of risk for three large asset management firms.
- Current trustee of several mutual funds.

Audit Committee
- Multiple leadership positions with financial and operational oversight responsibilities, including as President of Fidelity Management & Research Company.
- Chair of Allstate's Risk and Return Committee. The Chairs of the Risk and Return and Audit Committees are required to be members of both committees.

Andrea Redmond

Independent

Age 70

Director since 2010 (16 years of tenure)

Professional Experience
- Former Managing Director, co-head of the CEO/board services practice, founder and leader of global insurance practice and member of financial services practice of Russell Reynolds Associates Inc., a global executive search firm.
- Independent consultant providing executive recruiting, succession planning and human capital management services.

Other Public Board Service
- None

Key Experience and Qualifications

Enterprise Oversight: Career supporting high-performance organizations on execution of corporate strategies brings boardroom insights and judgment on enterprise oversight, including human capital and reputational risk.

Industry Experience: Substantial industry experience acquired as founder and leader of global insurance practice. Brings perspective from career focused on executive leadership recruitment, selection and development for large financial services companies.

Technical Expertise: Expertise in assessing leadership, board capabilities and evaluating director candidates as co-head of the Russell Reynolds CEO/board services practice. Developed expertise in overseeing public policy and political activities reporting during tenure on the Allstate Board.

Corporate Governance: Expert in public company succession planning, human capital management and executive compensation across wide range of industries developed over career at Russell Reynolds.

Committee Assignments and Rationale

Nominating, Governance and Social Responsibility Committee (Chair)
- Significant expertise recruiting and evaluating directors for a variety of public companies.
- A senior partner at global executive search firm Russell Reynolds, including as co-head of the CEO/board services and financial services practices.

Compensation and Human Capital Committee
- Experience in executive recruiting, succession planning and human capital management.
- Extensive executive leadership evaluation expertise.

Perry M. Traquina

Independent

Age 69

Director since 2016 (9 years of tenure)

Professional Experience
- Former Chairman, CEO and Managing Partner of Wellington Management Company LLP, one of the world's largest global investment management firms with over $1 trillion of assets under management.
- Held a series of positions of increasing responsibility at Wellington, including Partner and President.

Other Public Board Service
- Morgan Stanley (2015–present)
- eBay Inc. (2015–present)

Key Experience and Qualifications

Enterprise Oversight: Broad understanding of global markets and cross-border operations gained during tenure as Chair, CEO and Managing Partner of one of the world's largest global investment management firms. Brings focus on customer and operational excellence through leadership in globalizing Wellington's investment platform.

Industry Experience: Financial services and investment management expertise developed during tenure at Wellington. Brings broad perspective on risk and return management from career in financial services industry and from service as chair of risk committee at Morgan Stanley and eBay.

Technical Expertise: Expertise in evaluating financial statements and reports gained through career at Wellington, as well as service on audit committee at eBay. In-depth understanding of SEC and FINRA rules that regulate financial services industry acquired through leadership roles at Wellington.

Corporate Governance: Deep understanding of executive compensation and succession planning practices gained throughout executive tenure at Wellington, with additional corporate governance perspectives gained through board service at two other public companies.

Committee Assignments and Rationale

Compensation and Human Capital Committee (Chair)
- Significant management experience as Chairman and CEO of Wellington Management Company LLP from 2004 through June 2014.
- Understanding of shareholder perspective on compensation and human capital from career at Wellington and board service at two other public companies.

Risk and Return Committee
- In-depth understanding of financial markets, asset allocation strategies and investment performance management.
- Current chair of the risk committee at Morgan Stanley and eBay.

Monica J. Turner

Independent

Age 60

Director since 2023 (3 years of tenure)

Professional Experience
- President, Strategic Growth Capabilities of The Procter and Gamble Company.
- Former President, North America of The Procter and Gamble Company, President, North America Sales, and SVP, Market Strategy and Planning, Beauty, Health and Grooming Sector of Procter and Gamble.

Other Public Board Service
- None

Key Experience and Qualifications

Enterprise Oversight: Wide-ranging operational and leadership experience at consumer goods company, serving 370 million consumers in the U.S., Canada and Puerto Rico. Brings customer focus, having led transformation of Procter and Gamble's North America business by delivering historic levels of sales and profits to become the company's largest and most profitable region.

Industry Experience: Significant experience in management and oversight of risk and return gained during tenure with large consumer goods company.

Technical Expertise: As President at Procter and Gamble, had overall responsibility for operations, including related regulatory compliance. Experience also includes delivering transformational results through technology at Procter and Gamble, including digitization of supply chain and using data and technology to better understand consumer needs. Significant accounting and financial oversight experience gained through leadership of several businesses within Procter and Gamble.

Corporate Governance: Responsibilities for talent and driving operational performance at large, complex organizations.

Committee Assignments and Rationale

Audit Committee
- Overall responsibility for the financial, sales and operational aspects of the consumer goods company.
- President of Procter and Gamble, North America

Nominating, Governance and Social Responsibility Committee
- Public policy experience gained through senior leadership roles at Procter and Gamble.
- Sustainability experience gained through oversight of sustainability initiatives in her various leadership roles at Procter and Gamble.


Thomas J. Wilson

Chair, President and Chief Executive Officer

Age 68

Director since 2006 (19 years of tenure)

Professional Experience
- CEO of Allstate since January 2007 and Chair of Board since May 2008.
- President from June 2005 to January 2015 and from February 2018 to present.
- Held other senior executive roles and led all major operating units.
- Former director at State Street Corporation.

Other Public Board Service
- None

Key Experience and Qualifications

Enterprise Oversight: Shaped and executed initiatives to serve customers, including creating and leading Transformative Growth strategy to grow market share and expand affordable protection. Drives a strong leadership culture across Allstate by championing enterprise programs that develop leaders, strengthen core leadership competencies and equip teams to lead.

Industry Experience: More than 30 years of leadership experience in highly regulated insurance industry as senior executive of Allstate. Created and implemented Allstate's risk and return optimization program, which allowed Allstate to withstand the 2008 financial market crisis and currently helps Allstate mitigate risks due to increased severe weather.

Technical Expertise: Deep understanding of legal and regulatory requirements relevant for large, public companies developed while having responsibility for ensuring compliance by Allstate. Brings financial expertise, having previously served as CFO of the company.

Corporate Governance: Committed to shareholder advocacy through ongoing dialogue with shareholders. Developed Allstate's framework for societal engagement, which focuses on impacts of increasingly severe weather and protecting data privacy and security.

Committee Assignment and Rationale

Executive Committee (Chair)
- Comprehensive knowledge of Allstate's business and industry, with more than 30 years of leadership experience at Allstate.
- Significant governance experience through active dialogue with shareholders and corporate governance experts.



Board and Nominee Independence Determinations

The Board has affirmatively determined:

- All nominated directors, other than Mr. Wilson, are independent according to applicable law, the NYSE Listing Standards and the Board's Director Independence Standards

- The nature of the relationships set forth in Appendix B (Categorical Standards of Independence) do not create a conflict of interest that would impair a director's independence

- The members of the Audit, Compensation and Human Capital, Nominating, Governance and Social Responsibility and Risk and Return Committees are independent according to applicable laws, the NYSE Listing Standards and the Board's Director Independence Standards

Director Nominee Independence

10
Independent Directors

91%
of the board independent

Additional Independence Considerations

Directors with more than 12 years of service are subject to specific considerations to ensure an undiminished level of independence. In particular, the Board weighed the potential impact of tenure on the independence of our longest-serving directors, Ms. Redmond and Mr. Crawford. The Board concluded both Ms. Redmond and Mr. Crawford remain fully independent and their tenure of 16 and 13 years, respectively, provides valuable continuity to board oversight.

Related Person Transactions

The Nominating, Governance and Social Responsibility Committee has adopted a written policy on the review, approval, or ratification of transactions with related persons, which is posted on the Corporate Governance section of **www.allstateinvestors.com**.

Since the beginning of 2025, there were no related person transactions identified.

The committee or committee chair reviews transactions with Allstate in which the amount involved exceeds $120,000 and in which any related person had, has, or will have a direct or indirect material interest. In general, related persons are directors, executive officers, their immediate family members and shareholders beneficially owning more than 5% of our outstanding stock. The committee or committee chair approves or ratifies only those transactions that are in, or not inconsistent with, the best interests of Allstate and its shareholders. Transactions are reviewed and approved or ratified by the committee chair when it is not practicable or desirable to delay review of a transaction until a committee meeting. The committee chair reports any approved transactions to the committee. Any ongoing, previously approved or ratified related person transactions are reviewed annually.

Corporate Governance Highlights

Allstate has a history of strong corporate governance guided by **independence, transparency and accountability**. The Board has enhanced policies and standards over time to align with best practices and serve the interests of shareholders. Our foundation in governance positions the Board to effectively oversee the execution of our strategy and sustained long-term value. We provide an overview of some of our corporate governance practices below.

Board Composition and Leadership

Independence	All non-executive director nominees are independent
Committee Independence	All committees are composed of independent directors other than the Executive Committee, which is chaired by our CEO
Board Refreshment	Added three new independent directors within the last five years. Two directors retired in 2025-2026, and a new Lead Director was elected in 2025.
Independent Lead Director	The Lead Director is elected annually by the independent directors and is generally expected to serve for 3-5 years
Board Tenure	Well-rounded mix of longer-tenured directors with institutional knowledge and newer directors with fresh perspectives

Board Effectiveness

Outside Experts and Advisors	Outside experts and advisors cover key topics, including competitive landscape, artificial intelligence, cybersecurity, investor perspectives and corporate governance, succession planning and human capital management
Director Education	Education includes orientation and onboarding, engagement with management and external education
Board Evaluation	Evaluation includes annual Board and committee assessments, annual planning and individual director performance discussions

Other Governance Best Practices

- No supermajority vote requirements
- Regular executive sessions of the independent directors
- Director Stock Ownership Guidelines

Governance Documents

The following documents appear on our website at **www.allstateinvestors.com/governance**

- Corporate Governance Guidelines
- Bylaws
- Communications with the Board of Directors
- Insider Trading Policy
- Director Independence Standards
- Policy Regarding Pre-Approval of Independent Registered Public Accountant's Services
- Related Person Transactions Policy
- Global Code of Business Conduct

Board Oversight & Accountability and Shareholder Rights

Risk Oversight	The Board and Risk and Return Committee oversee Allstate's Enterprise Risk and Return Management Framework described on page 37, encompassing six risk and return categories: strategic, culture, investment, financial, insurance and operational.
Shareholder Engagement	Since the 2025 Annual Meeting, we engaged with shareholders representing approximately 35% of our outstanding shares on topics including Board composition, executive compensation, succession planning and artificial intelligence governance
Annually Elected Directors	The annual election of directors reinforces the Board's accountability to shareholders
Majority Voting Standard for Director Elections	Directors must be elected under a "majority voting" standard in uncontested elections, meaning the number of shares voted "for" a director's election exceeds 50% of the number of votes cast with respect to the director's election
Proxy Access	A shareholder or group of up to 20 shareholders owning 3% or more of Allstate's outstanding common stock can nominate director candidates constituting up to 20% of the Board in the company's annual meeting proxy materials
Special Meetings	Special meetings may be called at any time by a shareholder or shareholders holding 10% of voting power of all common shares entitled to vote
Poison Pill	Allstate does not have a shareholder rights plan (also known as a "poison pill")

Board Composition and Nomination Process

The Nominating, Governance and Social Responsibility Committee is responsible for recommending director nominees to the Board.

Director Membership Criteria

The committee and the Board consider multiple essential characteristics for each nominee to ensure Board excellence and effectiveness including the following:

- Demonstrates integrity and independent judgment (with no conflict of interest or independence concerns)
- Held positions of leadership and has relevant business or professional skills
- Possesses business or professional skills and experience that will contribute to the effectiveness of the Board and its committees
- Brings an extensive background of expertise and perspectives arising from experience, skill set and viewpoints

- Advances value for Allstate's shareholders and considers the concerns of all shareholders
- Committed and engaged with the ability to devote the necessary time and effort to serve as an effective director (the Corporate Governance Guidelines include limits on outside public boards – no more than two for active executives and no more than four for other directors)

Board Nomination Process

The Board continually considers potential director candidates in anticipation of retirements, resignations or the need for additional capabilities. Below is a description of the ongoing process to identify highly qualified candidates.

Evaluate Board Composition	Identify Potential Candidates	Assess and Meet with Qualified Candidates
Ensure the Board has the core competencies, expertise and perspectives needed to meet existing and future business needs	Nominees are primarily identified through a retained search firm; a shareholder may recommend a candidate by following the procedures on page 105	Potential Board members meet with the Lead Director, the Chair of the Nominating, Governance and Social Responsibility Committee, the Chair/CEO and at least two other Board members
Check Conflicts of Interest and References	**Nominating, Governance and Social Responsibility Dialogue**	**Board Refreshment**
All candidates are screened for conflicts of interest and independence	Consider candidates, and after deliberations, recommend candidates for election to the Board	Added three directors in the past five years. Two directors retired in 2025-2026, and a new Lead Director was elected in 2025

Board Re-Nomination Considerations for Incumbent Directors

In determining whether to recommend re-nomination of a director, the committee considers the membership criteria above and other factors:

- Required Board capabilities
- Feedback from director performance evaluation

- Leadership and growth potential
- Shareholder feedback

Evaluating Board Effectiveness

The Board evaluates its performance through multiple lenses and uses those insights to strengthen its effectiveness.

The Nominating, Governance and Social Responsibility Committee recommends and oversees the evaluation process, reviews feedback and identifies changes for the coming year.

Committee Evaluation and Review

Annual Questionnaire
The Lead Director and each committee chair assess committee effectiveness, including committee structure, oversight responsibilities, composition and accomplishments relative to company needs.

Results: Feedback is reported to the committee and the Board. Recommendations for improvement are considered for implementation.

Board Evaluation and Review

Annual Questionnaire
Each director evaluates Board effectiveness, including oversight of strategic and operational matters, board structure and governance, culture and supporting resources.

Results: Feedback is reviewed by the committee and reported to the full Board. Recommendations for improvement are considered for implementation.

Review of Responsibilities and Actions

Biennial Review
The Board and each committee complete a retrospective review of matters discussed and how time was spent to ensure the Board and committees are dedicating their attention to most relevant issues.

Results: Adjustments are made to future agendas.

Individual Director Evaluation

Annual One-on-One Conversations
The Board Chair, Lead Director and Nominating, Governance and Social Responsibility Committee Chair discuss the performance and contributions of each director.

Results: Feedback is provided to each director to maintain and enhance performance.

Annual Planning

Annual Agenda Development and Evaluation Process Review
The Board and each committee review key agenda topics for the upcoming year's meetings to help ensure responsibilities are fulfilled.

Results: Appropriate changes are implemented for the upcoming year.

Director Onboarding and Continuing Education

Our directors continuously develop their skills and expand their knowledge base so that they can meet evolving needs and challenges.

Orientation and Onboarding

All new directors participate in orientation and onboarding to ensure a working knowledge of Allstate's business, strategies, operating performance and culture, and a successful integration into boardroom discussions. To assist with their development, new directors are invited to attend all committee meetings prior to their appointment to a particular committee.

Engagement with Management and Experiencing Our Shared Purpose in Action

Our directors expand their education and knowledge about Allstate, our employees and customers in the boardroom and in the field. Board and committee meetings include presentations by senior management on industry trends, regulatory developments and emerging risks and other key topics. Directors have the opportunity to experience Our Shared Purpose in action through site visits with Allstate's catastrophe teams to see how we help communities rebuild and recover after a disaster. Additional interactions with management are offered in various forums, including one-on-one meetings with senior leaders at every regular board meeting and an annual dinner with rising enterprise talent.

Continuing Education

Allstate encourages and facilitates director participation in continuing education programs and reimburses reasonable costs incurred in connection with such programs.

Advisors and Experts

The Board and its committees engage outside advisors and experts, as needed, to supplement the Board's expertise. During 2025-2026, Board and committee meetings included sessions with outside experts on topics including:

- Audit Committee: cyber security and resilience (independent cybersecurity advisor), cyber maturity
- Compensation and Human Capital Committee: executive compensation program design and benchmarking (independent compensation consultant), senior leadership development, succession planning, workforce trends
- Nominating, Governance and Social Responsibility Committee: emerging governance issues (corporate governance advisor)
- Board: global trade and economic outlook (economist), investor perspectives on the industry (analyst), industry issues in current regulatory environment



The Board and its Committees

The Board is currently composed of twelve directors, eleven of whom are independent. Following Ms. Sprieser's retirement in May 2026 and subject to the election of the director nominees at the Annual Meeting, the Board will be composed of eleven directors. The independent directors meet in executive sessions without management present at every regular Board and committee meeting. The Board and each committee have the ability to retain outside experts and advisors.

Allstate's Board has five standing committees: (1) Audit; (2) Compensation and Human Capital; (3) Nominating, Governance and Social Responsibility; (4) Risk and Return; and (5) Executive. The Executive Committee is composed of the Lead Director, committee chairs and Board Chair. No meetings of the Executive Committee were necessary in 2025.

For additional information on the other standing committees, see pages 32-33. The committees are governed by their respective charters, which can be found on Allstate's website at www.allstateinvestors.com.

Current Leadership Structure	
Thomas J. Wilson Chair	**Richard T. Hume** Lead Director

Committee Chairs			
Donald E. Brown Audit Committee	**Perry M. Traquina** Compensation and Human Capital Committee	**Andrea Redmond** Nominating, Governance and Social Responsibility Committee	**Jacques P. Perold** Risk and Return Committee

Meeting Attendance

During 2025, the Board held six meetings. Each director attended at least 75% of the meetings of the Board and committees on which they served. Each director attended all of the Board meetings and as a group, attended 99% of the committee meetings. All of the directors who stood for election at the 2025 Annual Meeting of Shareholders attended the Annual Meeting.

Board Leadership Overview

Allstate's Board leadership structure includes an independent Lead Director, a Chair who also serves as CEO, and independent committee chairs. This structure supports strong Board leadership while providing the benefit of having our CEO, who manages the company's day-to-day operations, chair regular Board meetings as key business and strategic issues are discussed. The Board annually reviews whether to combine or to split the chair and CEO roles, considering the Nominating, Governance and Social Responsibility Committee recommendations, current circumstances at Allstate, Board skills and composition, and shareholder feedback. Thus, the Board retains flexibility to choose the most effective structure for Allstate.

Board Leadership Determinations

- The independent directors determined Mr. Wilson should continue to serve as both Chair and CEO, and Mr. Hume should serve as independent Lead Director.

- Mr. Wilson has more than 30 years of insurance industry experience, extensive company knowledge and a strong record of leadership on external boards. His background enables him to effectively lead Board discussions and facilitate the flow of business information and communications between the Board and management. This promotes optimal alignment of Allstate's long-term strategic priorities with its operational execution.

- Mr. Hume brings significant executive leadership experience as CEO of TD SYNNEX and governance experience through public company board service at TD SYNNEX and Allstate and board service at the privately-held Novolex. Over his five years on Allstate's Board, he has developed meaningful institutional knowledge while also offering a fresh perspective on issues facing the company.

- Mr. Hume is recognized for his integrity, professional credibility and strong, trusted relationships with fellow directors. The Board believes Mr. Hume's leadership, experience and judgment position him well to guide independent oversight and support effective Board performance on behalf of Allstate's shareholders.

Lead Director Duties and Responsibilities

Board Meetings and Executive Sessions

- Has the authority to call meetings of the independent directors

- Shapes Board meeting agendas and schedules with the CEO to ensure that directors have the information necessary to perform their duties

- Chairs executive sessions of independent directors at every Board meeting

- Presides at all Board meetings when the Chair is not present

Duties to the Board

- Has regular communications with the CEO about Allstate's strategy and performance

- Performs additional duties designated by the independent directors

CEO Performance Evaluation

- Facilitates and communicates the Board's performance evaluation of the CEO with the chair of the Compensation and Human Capital Committee

Communication Between Chair and Independent Directors

- Serves as liaison between the Chair and independent directors, if necessary

Communication with Shareholders

- Engages with significant shareholders and other stakeholders on matters involving broad corporate policies and practices, when appropriate

Board and Individual Director Evaluations

- Participates in the evaluation of individual directors, Board and committee performance with the chair of the Nominating, Governance and Social Responsibility Committee and the Chair

Audit Committee

7 Committee Meetings in 2025

Chair
Donald E. Brown

Other Members:
Siddharth N. Mehta
Jacques P. Perold
Judith A. Sprieser (retiring at the 2026 Annual Meeting)
Monica J. Turner

Key Responsibilities

- Oversees integrity of financial statements and other financial information and disclosures
- Oversees internal controls over accounting and financial reporting
- Reviews Allstate's cyber resilience and cybersecurity program
- Oversees the ethics and compliance program
- Appoints, retains and oversees the independent registered public accountant and evaluates its qualifications, performance and independence
- Appoints and evaluates performance of the independent cybersecurity advisor annually
- Oversees Allstate's internal audit function
- Oversees Allstate's data privacy program
- The Risk and Return Committee chair is an Audit Committee member to enhance cross-committee communication

Recent Committee Focus Areas

- External assessment of cybersecurity and cyber resilience maturity
- Auditor independence and rotation
- AI considerations impacting financial reporting and internal controls

Independence and Audit Committee Financial Expert

The Board determined that all members of the Audit Committee are independent under the New York Stock Exchange (NYSE) and Securities and Exchange Commission (SEC) requirements, all members are financially literate as required by the NYSE Listing Standards and that Ms. Sprieser and Messrs. Brown and Mehta are each an audit committee financial expert as defined under SEC rules.

Compensation and Human Capital Committee

7 Committee Meetings in 2025

Chair
Perry M. Traquina

Other Members:
Richard T. Hume
Margaret M. Keane
Maria R. Morris
Andrea Redmond
Judith A. Sprieser (retiring at the 2026 Annual Meeting)

Key Responsibilities

- Oversees Allstate's executive compensation philosophy and policies
- Selects and retains the committee's independent compensation consultant
- Reviews management succession plans, evaluation processes and organizational strength
- Conducts an annual review of the company's human capital management practices
- Reviews CEO's performance in light of approved goals and objectives
- Recommends to the Board the CEO's compensation and reviews and approves the compensation of the company's other executive officers
- Reviews the Compensation Discussion and Analysis and prepared the Compensation Committee Report in this proxy statement

Recent Committee Focus Areas

- Compensation program design
- AI workforce readiness
- Leadership development and succession planning



Nominating, Governance and Social Responsibility Committee

6 Committee Meetings in 2025

Chair
Andrea Redmond

Other Members:
Kermit R. Crawford
Siddharth N. Mehta
Maria R. Morris
Gregg M. Sherrill (retired November 2025)
Monica J. Turner

Key Responsibilities

- Assesses Board composition and capabilities and recommends nominees to the Board
- Recommends committee assignments, committee chairs and Lead Director
- Determines the process for evaluation of the Board, its committees and individual directors; reviews feedback from evaluations
- Reviews corporate governance matters and monitors governance landscape
- Reviews Allstate's governance documents at least annually and recommends changes as appropriate
- Reviews feedback from shareholders and annual meeting results
- Reviews and recommends Allstate's non-employee director compensation program
- Reviews priorities and reporting related to Allstate's public policy and sustainability activities

Recent Committee Focus Areas

- Board composition and capabilities
- Emerging corporate governance issues and best practices
- Shareholder engagement and feedback

Risk and Return Committee

6 Committee Meetings in 2025

Chair
Jacques P. Perold

Other Members:
Donald E. Brown
Kermit R. Crawford
Richard T. Hume
Margaret M. Keane
Perry M. Traquina

Key Responsibilities

- Oversees the effectiveness of Allstate's Enterprise Risk and Return Management (ERRM) Framework
- Reviews Allstate's ERRM function, including its organization, objectives and performance
- Supports the Board and Audit Committee in oversight of risk and return governance, risk assessment and risk and return policies
- Reviews and evaluates key strategic, culture, investment, financial, insurance and operational risks, with periodic assessment of special topics
- Oversees emerging risks, including risks associated with the adoption of new technologies and use of AI
- Evaluates the Chief Risk Officer's assessment of strategic and operating plans
- Reviews regulatory disclosures relating to risk such as the Own Risk and Solvency Assessment report
- Reviews extremely low frequency scenarios with high severity impacts on an annual basis, including periodic review of climate and weather-related scenarios
- The Audit Committee chair is a Risk and Return Committee member to enhance cross-committee communication

Recent Committee Focus Areas

- Macroeconomic risk and return drivers such as tariff policies and geopolitical conflicts
- Catastrophe risks and reinsurance, including implications of the January 2025 California wildfires
- Enterprise resilience

Board Role in Setting Compensation

The Compensation and Human Capital Committee reviews and approves compensation for the executive officers (other than the CEO) and makes recommendations to the Board on compensation for the CEO and the structure of plans used for executive officers. The Compensation and Human Capital Committee reviews the executive compensation program throughout the year with the assistance of an independent compensation consultant, Pay Governance. Pay Governance's responsibilities include:

- Benchmarking Allstate's plans and compensation relative to the market;
- Factoring investor perspective on compensation into plan structure;
- Evaluating changes to the executive compensation program;
- Assessing Allstate's executive compensation design, peer group selection, relative pay for performance and total direct compensation for individual senior executive positions; and
- Providing the Nominating, Governance and Social Responsibility Committee with competitive information on director compensation.

The Compensation and Human Capital Committee annually evaluates the compensation consultant's performance and independence.

The Compensation and Human Capital Committee grants all equity awards to individuals (other than the CEO) designated as executive officers for purposes of Section 16 of the Securities Exchange Act of 1934 or covered employees as defined in Internal Revenue Code Section 162(m). The Board approves all equity grants to the CEO. The Compensation and Human Capital Committee has authority to grant equity awards to eligible employees in accordance with the terms of our 2019 Equity Incentive Plan. The Board has delegated limited authority to the CEO and the Chief Human Resources Officer to grant equity awards to non-executive officers which are presented at the next Compensation and Human Capital Committee meeting. When reviewing and approving executive compensation, the Compensation and Human Capital Committee ensures that:

- Compensation plans align annual and long-term incentives with short- and long-term business goals. No one, regardless of eligibility, is guaranteed an award under the annual cash incentive program or the long-term incentive program.
- Multiple performance measures are utilized that correlate with shareholder value creation and limit the risk associated with any single performance indicator.

All incentive compensation granted to our executive officers and certain other employees, including all cash and equity-based, and both performance and time-based awards, is subject to clawback in accordance with our clawback policies. For additional information on our clawback policies, **see page 68**.

Management Succession Planning and Senior Leadership Development

We maintain a deep bench of talent across the organization. The Board's involvement in leadership development and succession planning is systematic and continuous, designed to prepare Allstate for both expected leadership transitions, such as retirements, role changes and unexpected departures. The Board has regular and direct interactions with senior leadership and high-potential leaders throughout the year, giving directors first-hand insight into the "readiness" level of internal candidates. These efforts support deliberate succession planning while helping to ensure that leadership transitions are executed smoothly.

In the past year, we implemented several leadership transitions to support Allstate's execution of its Transformative Growth strategy and accelerate its computing and AI transformation. These changes underscore the effectiveness of our talent development process.

The chart below illustrates the Board's continual management succession planning process.



April	July	September	November
CEO Succession	**Organizational Health**	**Key Leader Succession**	**Scenario Planning and Key Leader Succession**
• Succession alternatives across multiple time periods • Alternatives are evaluated under different strategic and operating scenarios	• Recruitment, development and retention of talent across the enterprise • Employee engagement, organization structure and culture	• Senior leadership succession alternatives, including CEO • Key leader development and retention	• CEO and senior leadership succession planning—"what if" scenario planning • Board dialogue in advance of unexpected succession issues



- ● Board Oversight of Risk
- ● Risk and Return Principles
- ● Oversight of Certain Key Risks
- ● AI Governance

Risk and Return Management Oversight

Board Oversight of Risk

The key risk areas overseen by each Board committee are described below.

Board of Directors Overall accountability of Allstate's enterprise risk and return management			
Risk and Return Committee	**Audit Committee**	**Compensation and Human Capital Committee**	**Nominating, Governance and Social Responsibility Committee**
Review Frequency of Risk Areas			
Five times annually	Four times annually	Twice annually	Twice annually
Key Areas of Risk Oversight			
• ERRM Framework and risk-related decision making • Enterprise risk and return profile, including emerging risks • Enterprise resilience • AI governance • Risk and return perspective on strategic and operating plans • Extremely low frequency scenarios with potentially high impacts	• System of internal controls over accounting and financial reporting and disclosures • External financial reporting • Effectiveness of ethics and compliance program and reporting • Cyber resilience and cyber security • Litigation and regulatory developments • Auditor independence	• Executive compensation programs (design, performance measures and ranges in incentive plans), including review of the Chief Risk Officer's assessment of incentive compensation programs • Senior executive succession planning • Human capital management, leadership and development, organizational health and pay equity	• Corporate governance • Shareholder engagement • Political contributions and public policy activities, including review of the Chief Risk Officer's assessment of political activities • Sustainability strategy, progress and reporting
Reports From			
• Chief Risk Officer • Business unit chief risk officers • Senior business leaders • External experts	• Chief Financial Officer, Chief Accounting Officer, Chief Audit Executive, Chief Risk Officer, Chief Ethics and Compliance Officer, Chief Information Security Officer, Deputy General Counsel, Global Litigation • Independent cybersecurity advisor • Independent registered public accountant	• Chief Human Resources Officer • Chief Risk Officer • Independent compensation consultant • External and other internal experts	• Deputy General Counsel, Corporate Law • SVP, Government Relations • Chief Risk Officer • External and other internal experts
Management			
Management is responsible for the day-to-day implementation of the ERRM Framework. The management team includes an executive risk and return management committee, and specialist committees that govern particular risks across three risk and return principles and six key categories identified on page 37.			



● Board Oversight of Risk ———— ● Risk and Return Principles ———— ● Oversight of Certain Key Risks ———— ● AI Governance

Allstate's Risk and Return Principles Guide Decision Making

Allstate's Enterprise Risk and Return Management (ERRM) Framework utilizes a principles-based model focused on assessment, transparency and dialogue. Our principles define how we operate and determine how we make decisions related to risk and return.

In managing our business, we aim to maintain a **Strong Foundation**, **Build Strategic Value** and **Optimize Return Per Unit of Risk**.

- The Framework is anchored by iterative processes that promote dynamic learning and feedback with risks and opportunities continuously identified, measured, managed, monitored and reported.
- These processes are applied across six key categories, spanning strategic, culture, investment, financial, insurance and operational risks.
- Robust controls and governance ensure that risks are appropriately monitored and managed with risk-taking activity overseen by a cascading committee structure that includes Board oversight, an enterprise risk and return management committee, and specialist committees that govern particular risks.

The Board oversees the design and implementation of Allstate's ERRM Framework. The Risk and Return Committee oversees the program's effectiveness, governance structure and risk-related decision making and regularly reviews the Chief Risk Officer's assessment of the enterprise risk and return profile.

Risk and Return Principles

Maintain Strong Foundation
- Maintain capital strength, solvency and liquidity
- Comply with laws and ensure the political and regulatory environment support our operating model
- Act ethically and with integrity
- Protect our customer and proprietary information, assets and technology

Build Strategic Value
- Continually invest in enhancing our strategic position
- Create flexibility to adapt our business model in a changing world
- Differentiate through innovation

Optimize Return Per Unit of Risk
- Optimize growth, return, volatility, liquidity and capital
- Explicitly recognize the value of customer relationships in operating and strategic decisions
- Develop new business offerings and investment opportunities while managing risk concentrations

Key Risk and Return Categories[1]

Strategic
- Customer Value & Experience
- Macro Environment
- Regulatory Environment
- Competitive Environment
- Internal Capabilities
- Reputation

Investment
- Interest Rates
- Credit Spreads
- Equity
- Performance-Based Portfolio

Operational
- Human Capital
- Products and Services
- Execution and Process Management
- Fraud
- Regulatory and Legal
- Business Disruption
- Technology
- Data and Analytics
- Model and Artificial Intelligence
- Third Party Management

Culture
- Experience
- Opportunity
- Ethical Culture
- Strategic Alignment
- Our Shared Purpose Behaviors Alignment

Financial
- Credit Ratings
- Liquidity
- Capital and Leverage

Insurance
- Property/Casualty Margins
- Catastrophes/Severe Weather
- Distribution/Growth
- Service Contract and Other Services

[1]   Climate risk and return is embedded and managed within all risk categories listed above.



Board Oversight of Risk   Risk and Return Principles   **Oversight of Certain Key Risks**   AI Governance

Oversight of Certain Risk Areas

Management reports regularly to the Board and its committees on identification, evaluation and updates of key risk areas. See below for a discussion of some of the risk areas the Board and its committees reviewed in 2025.



Cyber Resilience and Cybersecurity

The Audit Committee and the Board oversee the company's cyber security capabilities, including efforts to enhance protection against emerging threats, detection of system compromise and recovery of system functionality should a cyber attack or unauthorized access occur.

- The Board oversees: (i) data protection efforts, including policies and systems designed to prevent and, if necessary, respond to cyber threats; (ii) the company's information security program, which is designed to protect and preserve the confidentiality, integrity and continued availability of all information owned by, or in the care of, the company; and (iii) enterprise resilience, including the ability of Allstate to prepare for, withstand and recover from unanticipated disruptions, including those associated with cyber and ransomware events.

- The Audit Committee uses an independent cybersecurity advisor to provide additional expertise on the effectiveness of the cyber resilience and cybersecurity program.

- The Chief Information Security Officer, in coordination with the Chief Resilience Officer, meets with the Audit Committee and the Board on cyber resilience and cybersecurity risk management, the control environment, emerging threat intelligence and key risk and performance measurements.

- Allstate's internal audit function regularly reviews and tests the cybersecurity program and reports the results to the Audit Committee.



Business Strategy

The Board provides oversight on the development and implementation of Allstate's strategic plans and associated risks. The full Board oversees strategy and Board committees have additional oversight of various aspects of Allstate's strategy. Strategy is discussed at each regular Board meeting and the Board meets with management on specific initiatives and topics such as short- and long-term strategic and operational plans, Transformative Growth, development and deployment of artificial intelligence, capital strategy, investment strategy, and acquisitions and divestitures.



Human Capital Management

The Board and the Compensation and Human Capital Committee review Allstate's human capital management practices, including risks and opportunities in areas such as talent development, organizational transformation and employee engagement. For additional information on the Board's role in oversight of leadership succession planning, see page 35.

Risks and opportunities associated with the company's culture are identified, monitored and measured within the ERRM Framework.

Allstate engages an outside firm to provide a detailed pay equity analysis to identify potential pay gaps across substantially similar groups and identify policies, practices or systematic issues, if any, that may contribute to pay gaps now or over time. The external analysis found that Allstate's results compare well to benchmarks for companies of similar size and scope.



Political Activity

Allstate engages in public policy advocacy at the state and federal levels to foster market innovation, protect customers, promote safety and security including mitigation and resiliency measures, ensure a healthy regulatory environment and promote fiscal responsibility. Allstate is subject to extensive regulation, primarily at the state level, which impacts many aspects of Allstate's business, including insurance pricing, claims practices, customer communications, privacy, litigation, sales practices, underwriting standards, investments and capital.

- The Nominating, Governance and Social Responsibility Committee provides oversight of Allstate's political contributions and activities.

- The Chief Risk Officer reports to the Nominating, Governance and Social Responsibility Committee and the Board, providing an annual assessment of risks associated with political engagement while ensuring that there is appropriate risk management and oversight. The 2025 assessment concluded that political engagement appropriately balances risk and return.



Ethics and Compliance

The Audit Committee oversees Allstate's ethics and compliance program. At least semi-annually, the Audit Committee meets with the Chief Ethics and Compliance Officer to discuss and review Allstate's ethics and compliance program and its effectiveness. This includes any ethics and compliance matters that may have a material impact on Allstate, including its operations, financial condition and reputation.

The Audit Committee is also responsible for the periodic review and assessment of Allstate's Global Code of Business Conduct. The Code provides the framework for the decisions we make and the actions we take. The commitment to doing the right thing strengthens our business by making us more reliable, resilient and responsive to those we serve.



Sustainability

The Nominating, Governance and Social Responsibility Committee and the Board receive regular updates on sustainability developments and reporting from our Deputy General Counsel, Corporate Law. In addition, the Risk and Return Committee assesses climate risk. The Deputy General Counsel, Corporate Law works with leadership from across the company, including the Responsible Investing Committee, on strategy, progress and reporting on climate matters. Read our 2025 sustainability reporting to see how Allstate is working to create a safer, more sustainable world for future generations, available at **www.allstatesustainability.com**.





Responsible AI Governance

Artificial Intelligence (AI) creates strategic opportunities to better serve customers and improve efficiency. Allstate is committed to deploying innovative AI solutions safely, ethically and responsibly. The AI Governance Program leverages Allstate's ERRM Framework described on page 37, cyber resiliency framework and enterprise privacy program to provide oversight and accountability, while facilitating innovation.

AI Governance Oversight

The Risk and Return Committee has responsibility for overseeing AI governance to support the full Board's enterprise risk and return oversight. Senior management, including Allstate's Chief Risk Officer and Chief Legal Officer, reports to the Risk and Return Committee and the Board on AI governance and Allstate's AI Governance Program. The Audit Committee reviews relevant aspects of the control environment.

During 2025, the Board and its committees engaged on a broad range of AI governance, strategy, operational and educational topics, including:

- AI Governance Framework
- Allstate's Large Language Intelligent Ecosystem (ALLIE)
- Generative and Agentic AI Priorities
- Human Capital Management and AI
- Marketing in the Age of AI
- AI and Financial Reporting, Internal Controls and Audit

The AI Governance Program is led by Enterprise Risk and Return Management with cross-functional input on strategy and operations from various areas of the company including legal, compliance, human resources and technology.



AI Governance Framework
Board Oversight

The Board of Directors receives regular updates on AI strategy and governance

Risk and Return Committee

Responsible for oversight of AI risks, opportunities and governance

Audit Committee

Oversees AI impacts on financial reporting and the audit process

Management

Executive Sponsors of AI Governance Program: Chief Risk Officer & Chief Legal Officer

Management Oversight of AI

Implementation of AI Governance Program

Enterprise Risk and Return Management

Law and Regulation

Technology and other Business Areas



Risk Management Embedded into Development, Deployment and Use of AI

Allstate's AI Governance Program has policies, procedures and controls over design, implementation and utilization. The program also includes workforce training to build AI literacy, risk assessments and due diligence, inventories of AI systems and monitoring. The program is reviewed and updated to address emerging risks and new capabilities such as agentic AI.

Step 1
Perform Due Diligence
Conduct risk assessments of AI technology and use cases, including supplier usage, to identify risks and determine governance requirements

Step 2
Build and Test
Rigorously review and test AI use cases to ensure appropriate levels of accuracy and risk mitigation

Step 3
Deploy, Use and Monitor
Implement AI solutions with process and technology controls in place to enable ongoing safe and reasonable use

Societal Engagement

Allstate uses a Societal Engagement Framework to evaluate, prepare for and act on societal issues where Allstate can make a meaningful difference.

Six principles inform our position on issues and the actions we take:

1 Values:
Does it align with our values?

4 Agency:
Can we affect change?

2 Customers:
Will it help us better serve customers?

5 Stakeholder Impact:
How does it impact stakeholders?

3 Expertise:
Do we have sufficient expertise?

6 Risk/Return:
What's the risk/return profile?

Allstate's societal engagement is grounded in our role as a protection provider and a trust-based business. Our Societal Engagement Framework focuses on the impacts of increasingly severe weather on customers, consumer data privacy and increasing trust in business and society.

- **Addressing the impact of severe weather on customers**
  Allstate advocates for public policy solutions to reduce the frequency and severity of losses and improve disaster response coordination. Collaboration with policymakers and industry partners advances risk mitigation, resilient building practices and regulatory practices that accurately price risk to ensure availability and fairly spread costs among consumers.

- **Ensuring customer privacy while improving value**
  Trust is foundational to insurance, and protecting customer data is essential to maintaining that trust. Allstate continues to invest in data security, privacy controls and governance frameworks designed to safeguard sensitive information across millions of customer interactions each year.

- **Increasing trust in business and society**
  The insurance industry is built on trust, which extends beyond individual policies and into the communities served. Allstate strengthens trust in business and society by fostering local relationships and supporting initiatives that promote civic engagement, volunteering and bridging differences.

Shareholder Engagement

Since the 2025 Annual Meeting, we engaged with shareholders representing approximately 35% of outstanding shares. Allstate participants included: our independent Lead Director, Chair, President and CEO, Chief Legal Officer and General Counsel, Chief Human Resources Officer, VP of Executive Compensation, SVP and Deputy General Counsel of Corporate Law, Director of Investor Relations and Corporate Secretary.

Shareholder Feedback is Integrated Into Board Discussions and Decisions



Contacted shareholders representing >55% of Allstate's outstanding shares for opportunity to engage



Met with shareholders representing 35% of Allstate's outstanding shares

Key Themes Discussed	Recent Allstate Actions and/or Feedback Discussed

Board Composition and Capabilities	• Board composition and skills and experiences prioritized in director searches
	  • The Nominating, Governance and Social Responsibility Committee and the Board regularly assess director capabilities and skills needed to oversee Allstate in today's complex and rapidly evolving environment
	  • The Board has deep expertise in insurance, technology, capital markets and business transformation, among other areas
	  • A rigorous, challenge-driven Board culture supports effective oversight of strategy, risk and performance amid evolving customer expectations and competitive pressures

Strategy and Senior Leadership	• Ensuring that senior leadership is well-positioned to help lead the company through complex and challenging market conditions • In 2025, we executed planned leadership transitions essential to completing Transformative Growth and advancing Allstate's computing and AI strategy, reflecting the rigor of Allstate's leadership development efforts and the depth of talent across the enterprise
Executive Compensation	• Shareholders provided feedback on Allstate's executive compensation approach and its alignment with company strategy and shareholder value creation • Discussions on compensation program design and performance measures

Management Succession Planning	• Board's succession planning processes and how directors gain exposure to senior leadership
	  • The Board regularly discusses leadership development, succession planning and emergency scenario planning
	  • Directors regularly meet with senior leaders on a 1:1 basis and in informal settings

AI Governance	• Shareholders identified AI as a top emerging topic, with interest in strategy, risk, governance, data privacy and workforce impacts
	  • Allstate's Board and its committees review AI strategy implementation, risk and governance multiple times during the year, with senior management and outside advisors
	  • The Board reviews the development and deployment of Allstate's Large Language Intelligent Ecosystem (ALLIE), which is designed to enhance customer value and employee opportunity

Year-Round Shareholder Engagement Informs Robust Governance

Prepare	**Outreach**	**Inform and Respond**
The Nominating, Governance and Social Responsibility Committee, the Compensation and Human Capital Committee and the full Board review shareholder feedback, monitor emerging trends, and use these insights to identify and prioritize issues to be addressed.	Our directors and senior leaders maintain a proactive, year-round engagement program, meeting with shareholders three times annually, before, during and after the Annual Meeting of Shareholders.	Shareholder feedback is reviewed by the Nominating, Governance and Social Responsibility Committee, the full Board, and other committees as appropriate. Regulatory developments and corporate governance best practices are also reviewed to inform future actions.

Communication with the Board

The Board has established a process to facilitate communication by shareholders and other interested parties with directors as a group. The Chief Legal Officer and General Counsel reports to the Nominating, Governance and Social Responsibility Committee on correspondence received that, in her opinion, involves functions of the Board or its committees or that merits Board attention. Items that are unrelated to the duties and responsibilities of the Board are not reported to the committee.

The Allstate Board welcomes your input.

 directors@allstate.com

 **The Allstate Corporation, Nominating, Governance and Social Responsibility Committee** 3100 Sanders Road, Northbrook, IL 60062, c/o General Counsel

The Audit Committee has established procedures for the receipt, retention and treatment of any complaints about accounting, internal accounting controls or auditing matters. To report any issue relating to The Allstate Corporation's (including Allstate Insurance Company and its affiliates) accounting, accounting controls, financial reporting or auditing practices, you may contact the company by mail, telephone or email. Telephone contacts may be kept confidential at your request.

By mail:
The Allstate Corporation, Audit Committee
3100 Sanders Road, Northbrook, IL 60062
c/o General Counsel

By phone:
Allstate i-Report Line:
1-800-706-9855

By email:
auditcommittee@allstate.com

The communication process and the methods to communicate with directors are posted on the "Governance Overview" section of **www.allstateinvestors.com**.

Director Compensation

Director Compensation Program

We structure the compensation program for non-employee directors based on peer practices for large, complex and highly regulated company and peer practices. The following charts describe each component of our non-employee director compensation program for fiscal year 2025:

Non–Employee Director

42%	58%

$135,000
Annual Cash retainer

$190,000
Annual Equity

+

Additional Annual Cash Retainers

$50,000
Lead Director

$30,000
Compensation and Human Capital Committee Chair

$35,000
Audit Committee Chair and Risk and Return Committee Chair

$25,000
Nominating, Governance and Social Responsibility Committee Chair

Equity Compensation

- The Board believes that a meaningful portion of a director's compensation should be in the form of equity securities to create alignment with corporate performance and shareholder interests.
- Annual restricted stock units (RSUs) are granted under a fixed-value formula and in accordance with the shareholder approved 2017 Equity Compensation Plan for Non-Employee Directors.
  - Aggregate grant date fair value of any award granted to a director during a calendar year may not exceed $800,000.
  - Each RSU includes a dividend equivalent right that entitles the director to receive a payment equal to regular cash dividends paid on Allstate common stock.

2025 Review of Director Compensation Program

- The Compensation and Human Capital Committee's independent compensation consultant Pay Governance met with the Nominating, Governance and Social Responsibility Committee during 2025 to review non-employee director pay benchmarking data and the design and competitiveness of the company's director pay practices. **No changes were made for 2026.**

Director Stock Ownership Guidelines

Each director is expected to accumulate and maintain an ownership position in Allstate common stock equal to six times the value of the cash retainer.

- Directors have five years to meet and maintain the Director Stock Ownership Guidelines, either within five years of joining the Board or within five years of an increase in annual cash retainer.
- Allstate shares personally or beneficially owned and unvested restricted stock units count toward meeting the director stock ownership guidelines.
- All current directors are in compliance with meeting the stock ownership guidelines. Ms. Morris, who joined the Board in 2024 is on track to own Allstate common stock equal to six times the value of the cash retainer within five years of when she joined the Board.

2025 Director Compensation

The following table summarizes the compensation for each of our non-employee directors in 2025.

Name	Leadership Roles Held During 2025	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[3][4]	Total ($)
Donald E. Brown	Audit Committee Chair	170,000	190,100	360,100
Kermit R. Crawford		135,000	190,100	325,100
Richard T. Hume	Lead Director *(Nov 21 - Dec 31, 2025)*	140,571	190,100	330,671
Margaret M. Keane		135,000	190,100	325,100
Siddharth N. Mehta		135,000	190,100	325,100
Maria R. Morris		135,000	190,100	325,100
Jacques P. Perold	Risk and Return Committee Chair	170,000	190,100	360,100
Andrea Redmond	Nominating, Governance and Social Responsibility Committee Chair	160,000	190,100	350,100
Gregg M. Sherrill[1]	Lead Director *(Jan 1 - Nov 20, 2025)*	185,000	190,100	375,100
Judith A. Sprieser		135,000	190,100	325,100
Perry M. Traquina	Compensation and Human Capital Committee Chair	165,000	190,100	355,100
Monica J. Turner		135,000	190,100	325,100

[1] Mr. Sherrill retired from the Board effective November 21, 2025.

[2] Amount in this column reflects the annual cash retainer paid quarterly to each director in advance on the first business day of each quarter unless a director elects to receive all or a portion of the retainer in the form of Allstate common stock pursuant to the 2017 Equity Compensation Plan for Non-Employee Directors. The retainer is prorated for a director who joins the Board during a quarter. In 2025, Ms. Keane and Mr. Traquina each elected to receive 100% of their retainer in the form of common stock. Under Allstate's Deferred Compensation Plan for Non-Employee Directors, directors may elect to defer the receipt of their retainers and, subject to certain restrictions, amounts deferred under the plan, together with earnings thereon, are distributed after the director leaves the Board in a lump sum or over a period not in excess of ten years in accordance with the director's instructions. The accumulated amount of common share units as of December 31, 2025, for directors previously electing to defer their cash retainer, is reflected in the table below.

Amounts Deferred under Allstate's Deferred Compensation Plan for Non-Employee Directors	Allstate Common Share Units (#)
Mr. Traquina	7,666

[3] Directors are granted restricted stock units (RSUs) on June 1 equal in value to $190,000 divided by the closing price of a share of Allstate common stock on such grant date, rounded up to the nearest whole share. Amount in this column reflects the grant date fair value of the RSUs granted in 2025 based on the final closing price of Allstate common stock on the actual grant date, which in part also reflects the payment of expected future dividend equivalent rights. (See Note 18 to our audited financial statements for 2025.) The values were computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. Each RSU entitles the director to receive one share of Allstate common stock on the conversion date (see footnote 3).

[4] The following table sets forth outstanding RSUs as of December 31, 2025 for each director. The value of the RSUs is based on the closing price of Allstate common stock of $208.15 on December 31, 2025.

Name	Restricted Stock Units (#)	Value of Restricted Stock Units as of 12/31/25 ($)	Multiple of Annual Cash Retainer (including shares held outright)
Mr. Brown	4,842	1,007,862	15.5
Mr. Crawford	23,872	4,968,957	38.3
Mr. Hume	3,542	737,267	11.5
Ms. Keane	3,542	737,267	30.6
Mr. Mehta	13,086	2,723,851	31.4
Ms. Morris	2,447	509,343	3.8
Mr. Perold	15,996	3,329,567	24.7
Ms. Redmond	39,344	8,189,454	60.7
Mr. Sherrill	—	—	
Ms. Sprieser	41,730	8,686,100	64.3
Mr. Traquina	14,555	3,029,623	30.8
Ms. Turner	3,998	832,184	6.2

RSUs granted before September 15, 2008, convert into common stock one year after termination of the director's Board service. RSU awards granted on or after September 15, 2008, and before June 1, 2016, convert into common stock upon termination of Board service. RSUs granted on or after June 1, 2016, convert into common stock on the earlier of the third anniversary of the date of grant or upon termination of Board service. Directors had the option to defer the conversion of the RSUs granted on June 1, 2016, for ten years from the date of grant or the later of termination of Board service or June 1, 2024. The conversion of RSUs granted after June 1, 2016, may be deferred for ten years or until termination of Board service. In addition to the conversion periods described above, RSUs will convert into common stock upon a director's death or disability. Because each of Ms. Keane, Mr. Hume, Mr. Mehta, Mr. Sherrill and Ms. Sprieser had elected a standard period of deferral for their 2022 RSU grants, each such director had 1,300 RSUs convert to common stock on June 1, 2025. With respect to Mr. Sherrill, 3,542 RSUs converted into common stock one day following the date of his retirement from the Board effective November 21, 2025.

Executive Compensation



Voting Recommendation

The Board recommends a vote **FOR** this proposal.

Item 2

Say-on-Pay: Advisory Vote on the Compensation of the Named Executives

What am I Voting on?

Every year, shareholders give a non-binding advisory vote on the pay of our named executive officers, as described in the Compensation Discussion and Analysis and the related tables and explanations in this proxy statement. The Board and the Compensation and Human Capital Committee (the "committee," as referenced throughout the Compensation Discussion and Analysis) review the voting results when they design the executive compensation program.

Overview of Executive Compensation Program

- Determines the appropriate executive compensation based on the achievement of financial goals, long term strategic plans, and long term shareholder value

- Independent oversight by the Board's Compensation and Human Capital Committee

- Independent compensation consultant reviews and compares our compensation program to the market

- Executive pay is targeted at 50th percentile of our peer group and is aligned with short- and long-term business goals and strategy

- A majority of long-term incentives (LTIs) are performance-based

Shareholders are being asked to approve the following advisory resolution on the executive compensation of our named executives:

RESOLVED, on an advisory basis, the shareholders of The Allstate Corporation approve the compensation of the named executives, as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis and accompanying tables and narrative on **pages 47-91** of the Notice of 2026 Annual Meeting and Proxy Statement.



Compensation Discussion and Analysis

Message from the Compensation and Human Capital Committee

Allstate's compensation philosophy is to pay for performance over short- and long-term periods, with a focus on financial, operating and strategic metrics that are designed to drive shareholder long-term value. Each year, the committee reviews the named executives' performance and uses a balanced and disciplined approach to determine base salaries and variable compensation awards. In 2025, a number of alternative compensation structures were considered with feedback from shareholders, as inputs into compensation decisions. During 2025, the committee also focused on senior leadership development, succession planning, and enterprise organizational health. We appreciate the feedback on all of these topics and hope to have your support on this year's say-on-pay vote.

Introduction   Corporate Governance   **Executive Compensation**   Audit Matters   Shareholder Proposal   Stock Ownership   Other Information   Links and Resources



1 2025 Executive Compensation At-a-Glance

Allstate's executive compensation program is designed to ensure that the interests of our executives are aligned with our shareholders.

Pay for Performance
Over 90% of our CEO's and over 80% of our other Named Executive Officers' (NEOs') compensation opportunity is at-risk and based on measurable performance goals.

Establish a Strong Link Between Performance Measures and Strategic Objectives
Performance measures are linked to operating priorities designed to create long-term shareholder value.

Alignment of Pay with Performance

Allstate's executive compensation program is designed to align pay with performance and reinforce long-term shareholder value creation. Annual cash incentives are linked to near-term operating priorities and long-term equity measures are based on shareholder value creation.

Program Design and Philosophy

- A significant portion of the named executives' compensation is at-risk and tied to achievement of key financial and strategic goals. Collectively, approximately 88% of their average target compensation is dependent on performance outcomes.
- Incentive compensation plans incorporate metrics that incentivize our executive leadership team to achieve Allstate's short- and long-term business objectives.
- These metrics align with our business strategy and support shareholder value creation at all points in the business cycle.
- Equity-based programs use performance measures correlated with long-term shareholder value.

Evidence of Alignment in Incentive Outcomes

- Our results this past year demonstrate the executive compensation program operates as intended and aligns outcomes with shareholder expectations. When performance exceeds goals, executives earn above-target compensation, whereas when performance is below expectations, payouts are reduced accordingly.

Annual Incentive Plan (AIP)

- In 2025, net income increased to $10.2 billion due to improvements across Allstate's businesses.
- As a result, **the AIP funded at 127.2% of target for 2025.**
- This compares to 188.1% in 2024 and 50% in 2023.

2025 Annual Cash Incentive

127.2%
Payout as a percentage of target pool funding

Performance Stock Awards (PSAs)

- **The 2023–2025 PSA program resulted in a payout of 157.4%.** This compares to the 2022–2024 PSA program which paid out at 62.2%, reflecting the impact of auto insurance results on returns in 2022 and 2023.

2023-2025 Performance Share Stock Awards

157.4%
Shares vested as a percentage of target

Fiscal 2025 Variable Pay Components

For fiscal 2025, the variable pay components (described below) are comprised of short- and long-term metrics intended to align with our pay-for-performance compensation philosophy which delivered the following outcomes:

- Total policies in force grew by 3% over 2024 to 211 million, marking a return to growth in the property-liability businesses,
- Net Income applicable to common shareholders rose to $10.2 billion, a 123% increase over 2024, and
- Shareholders were provided with over $2.2 billion of cash returns through dividends and share repurchases, an increase of 136% over 2024.

For more information about the metrics we use to measure compensation and the resulting payouts, see the Compensation Elements section of the Compensation Discussion and Analysis (CD&A).

At-Risk Pay Aligns with Performance and Compensation Governance Best Practices

The charts below illustrate the allocation of all components of fiscal 2025 direct compensation at target for our CEO and for our other NEOs as a group.



CEO

- 22% Stock Options
- 72% Long-Term Equity-Based
- **93% Performance-Based/At-Risk**
- 7% Base Salary
- 21% Annual Cash Incentive
- 50% Performance Stock Awards

Other NEOs

- 11% Restricted Stock Units
- 11% Stock Options
- 54% Long-Term Equity-Based
- **84% Performance-Based/At-Risk**
- 16% Base Salary
- 30% Annual Cash Incentive
- 32% Performance Stock Awards

Compensation Governance Best Practices

Our compensation program adheres to high standards of compensation governance for our executive officers.

What We Do

- ✓ *Benchmark to peers of similar industry, size and business complexity*
- ✓ *Target pay at 50th percentile of peers*
- ✓ *Use an independent compensation consultant*
- ✓ *Deliver a majority of LTI through performance stock awards (PSAs)*
- ✓ *Use a Total Shareholder Return (TSR) metric relative to peer performance*
- ✓ *Denominate and settle the entire LTI in equity*
- ✓ *Provide clear rationale for the metrics used to fund the annual and long-term incentive plans*
- ✓ *Have maximum payout caps for annual cash incentive compensation and PSAs*
- ✓ *Have robust equity ownership requirements*
- ✓ *Policy to clawback or cancel certain compensation beyond the Dodd-Frank Act requirements*
- ✓ *Have one-year minimum equity vesting provision in the equity plan*
- ✓ *Employ double trigger vesting in the event of a change in control*

What We Don't Do

- ✗ *Employment agreements for executive officers*
- ✗ *Guaranteed annual salary increases or bonuses*
- ✗ *Special tax gross-ups other than for relocation allowance*
- ✗ *Repricing or exchange of underwater stock options*
- ✗ *Plans that encourage excessive risk-taking*
- ✗ *Hedging or pledging of Allstate securities*
- ✗ *Include equity awards in pension calculations*
- ✗ *Excessive perks*
- ✗ *Count unvested PSAs or stock options towards ownership requirements*

Executive Compensation Program and Allstate's Strategy

- In 2025, total revenues grew to $67.7 billion (5.6% above the prior year), driven by increased Property-Liability earned premium and net investment income.

- Successful risk and return management contributed to excellent underwriting and investment results. Net income applicable to common shareholders was $10.2 billion compared to $4.6 billion in 2024.

- The Company advanced its Transformative Growth strategy, including the rollout of Allstate ASC (Affordable, Simple and Connected) auto and homeowners insurance products in 43 and 31 states, respectively.

Allstate's success depends on the expertise and leadership of the management team. Our executive compensation payouts align with business results to attract, motivate, and retain talented leaders. A significant portion of executive pay is performance-based, delivered through cash and equity incentives tied to measurable short- and long-term goals to promote:

- A culture of high performance and accountability
- Alignment between executive compensation and objectively measured company performance
- Progress toward key strategic priorities
- The long-term interests of our shareholders

2025 Compensation Metrics Support Allstate's Strategy

Annual Cash Incentive Awards	Specific Business Growth and Profitability	Captures growth and profitability of Allstate businesses
	Enterprise Performance Net Income	Aligns with corporate value of collective success and overall results
Performance Stock Awards	Average Performance Net Income ROE	Correlates to shareholder value creation
		Measures performance in a way that is tracked and understood by investors
		Captures both income statement and balance sheet results, including capital management actions
	Relative Total Shareholder Return (TSR)	Added in 2020 based on feedback from shareholders and prevalent market practices
		Performance is relative to a TSR peer group

Comparison of Total Shareholder Return (%) Against Allstate Peers



	1-Year	3-Year	5-Year
Peers	7.2%	52.6%	120.1%
P&C Peers	6.2%	50.2%	120.7%
Life Peers	6.2%	45.5%	111.1%
Allstate	10.1%	64.6%	114.1%



2 Incentive Design and Goal-Setting

Role of the Compensation and Human Capital Committee in Setting Executive Compensation

The Compensation and Human Capital Committee designs, approves and oversees the implementation of Allstate's executive compensation program. The committee makes recommendations to the Board on compensation for the CEO, reviews senior management selections and, in conjunction with the full Board, oversees succession planning. The committee also reviews and approves compensation for the leadership team, with feedback from the CEO on compensation other than his own.

The committee, in conjunction with its independent compensation consultant, Pay Governance, evaluates the executive compensation structure on an annual basis to ensure alignment with Allstate's compensation philosophy, business strategy, shareholder priorities and peers. The compensation philosophy centers around maintaining a compensation program for the named executives that is designed to promote the achievement of short- and long-term financial and strategic goals. The committee's 2025 review is described in Compensation Decisions for 2025 on **pages 61-64**.

Incentive Design, Payout and Goal-Setting Process

For the annual and long-term incentive programs, the committee oversees a rigorous and comprehensive goal-setting process. The committee uses performance measures in the annual and long-term programs that (1) align with the company's strategy, operating priorities and shareholder interests, (2) are based on the annual and strategic operating and financial plans and (3) reflect the company's overall performance. The following timeline of key events reflects the committee's process in fiscal year 2025:

Timeline of Compensation Events

The Committee's incentive design, goal-setting and payout process is a year-round process

April - July	→	November - January	→	February
Review Compensation Philosophy and Benchmark		**Establish Plan Design and Key Metrics**		**Calculate Payouts**
• Evaluate peer group to determine if any changes are appropriate for the next performance cycle • Compare executive compensation against peers' target compensation, financial results and shareholder returns over one, three and five years • Hold Annual Meeting and review feedback from shareholders and proxy advisory firms on compensation • Independent compensation consultant provides pay for performance analysis, advice on incentive design and information on current market practices and industry trends		• Monitor compensation estimates in comparison to actual and relative performance • Independent compensation consultant provides advice on executive pay levels • Establish plan design and performance measures for the upcoming year • Board approves annual operating plan which is used to establish target performance and ranges for the annual and long-term incentive programs. Long-term plan targets reflect 3-year strategic objectives and peer performance and LTI ranges reflect historical and expected performance, market expectations and industry trends • Review program for alignment with enterprise risk and return principles		• Actual performance against goals determines the corporate pool for the annual incentive award • Annual incentive pool is allocated based on performance of businesses and individual leaders to align pay with performance • Determine the number of performance stock awards that will vest for the applicable measurement period based on actual performance • Review and approve salary adjustments and annual incentive payments and equity grants for executive officers • Monitor compliance with equity ownership requirements

Shareholder Engagement and 2025 Say-on-Pay Results

At the 2025 Annual Meeting of Shareholders, more than 95% of votes cast supported the Company's executive compensation program. Allstate engages with its shareholders multiple times throughout the year to hear their feedback and ensure continued alignment of compensation practices with shareholder expectations and market trends. Since the 2025 Annual Meeting, members of senior management and the independent Lead Director engaged with shareholders representing approximately 35% of shares outstanding. In these meetings, we discussed topics related to executive compensation and corporate governance, including how Allstate's compensation program has evolved over time and aligns with the company's strategy. Investors generally expressed support for Allstate's program design and focus on pay for performance. In determining the structure and amount of executive pay, the Compensation and Human Capital Committee carefully considered this feedback, alongside our compensation philosophy, strategic business goals, market practices and 2025 vote results. As was the case in 2025, long-term equity incentive targets in 2026 will be based on adjusted net income return on equity and relative total shareholder return. For additional information on the company's shareholder engagements, **see page 42** and for additional information on long-term equity incentive targets, **see pages 58-60**.

Timing of Equity Awards and Grant Practices

- The committee's long-standing practice is to approve and grant annual LTI awards, including stock options, on a pre-determined schedule in the first quarter of each year in accordance with the Company's annual compensation cycle. This schedule allows the committee to align equity awards with annual performance and business goals and prevents intentionally timing such grants in anticipation of the release of material nonpublic information (MNPI).

- The committee may grant equity incentive awards, including stock options, to newly hired employees, promoted employees and executives recognized outside the annual grant cycle. In these cases:
  - The grant date will be the third business day of the month following the hire or promotion, or the next trading day if that date is not a trading day, as approved by the committee.
  - All equity awards granted through this process are conditioned on the employee being an active employee on the grant date.

- The exercise price of any stock option will be the closing market price of the company's common stock on the grant date on the principal national securities exchange on which the common stock is listed or admitted to trade.

- The committee does not take MNPI into account when determining the timing and terms of stock options and other equity awards, and the company's disclosure of MNPI is not timed on the basis of equity award grant dates or for the purpose of affecting the value of executive compensation.

As required by Item 402(x) of Regulation S-K under the Exchange Act, we are providing the following information about the stock options granted to our NEOs on February 24, 2025, the same business day on which we filed our Form 10-K for the fiscal year ended December 31, 2024.

Name (a)	Grant date (b)	Number of securities underlying the award (c)	Exercise price of the award ($/Sh) (d)	Grant date fair value of the award (e)	Percentage change in the closing market price of the securities underlying the award between the trading day ending immediately prior to the disclosure of material nonpublic information and the trading day beginning immediately following the disclosure of material nonpublic information (f)
Mr. Wilson	2/24/2025	93,349	$188.75	$ 4,530,227	2.60%
Mr. Dugenske	2/24/2025	12,055	$188.75	$ 585,029	2.60%
Mr. Merten	2/24/2025	14,013	$188.75	$ 680,051	2.60%
Mr. Rizzo	2/24/2025	14,837	$188.75	$ 720,040	2.60%
Mr. Jeevanjee	2/24/2025	6,594	$188.75	$ 320,007	2.60%

Peer Benchmarking

The Compensation and Human Capital Committee monitors performance toward goals throughout the year and reviews the executive compensation program design and executive pay levels annually. As part of that evaluation, the committee's independent compensation consultant, Pay Governance, provides executive compensation data, information on current market practices and benchmarking on target pay opportunities. The committee benchmarks executive compensation program design and executive pay against multiple market references, including financial services and broader general industry survey data and a group of peers as points of reference in determining executive pay within a competitive range. Product mix, market segment, annual revenues, premiums, assets and market value are considered when identifying peer companies. The committee believes Allstate competes against these public companies for executive talent, business and shareholder investment. The committee reviews the composition of the peer group annually with the assistance of its compensation consultant and adjusts as necessary due to changes at a peer company's operations or changes in comparability.

The compensation consultant's recommendation has been to use a peer group that reflects Allstate's business and operations. As of 2024, eight out of thirteen of Allstate's peer companies also include Allstate in their respective peer company lists. The following table reflects the peer group used for 2025 compensation benchmarking.

Compensation Peer Companies[(1)(2)] Company Name	Revenue ($ in billions)	Market Cap ($ in billions)	Assets ($ in billions)	Premiums ($ in billions)
AFLAC Inc.	17.2	57.2	116.5	13.5
American International Group, Inc.	26.8	46.0	161.3	23.8
AON plc	17.2	75.7	50.8	17.2
Chubb Limited	59.8	122.1	272.3	53.0
The Hartford Financial Services Group, Inc.	28.4	38.2	86.0	24.4
Humana Inc.	129.7	30.9	48.9	122.8
Manulife Financial Corporation	43.6	61.0	747.9	20.7
Marsh McLennan	27.1	90.0	58.7	17.3
MetLife, Inc.	77.1	51.7	745.2	54.8
The Progressive Corporation	87.6	133.5	123.0	81.7
Prudential Financial Inc.	60.8	39.3	773.7	35.5
The Travelers Companies Inc.	48.8	63.1	143.7	43.9
Allstate	67.7	54.1	119.8	61.4
Allstate Ranking Relative to Peers:				
Property and Casualty Insurance Products	3 of 9	6 of 9	6 of 9	2 of 9
All Peer Companies	4 of 13	8 of 13	8 of 13	3 of 13

(1) Information as of year-end 2025.

(2) Liberty Mutual is included in compensation peer benchmark; but, because they are not traded publicly, we do not include their information in this table.

1 Year Total Shareholder Return   3 Year Total Shareholder Return   5 Year Total Shareholder Return



The committee uses compensation surveys for certain executives that provide information on companies of similar size and business mix as Allstate, as well as companies with a broader market context.

The committee uses the 50th percentile of our peer group as a guideline, but not the sole factor, in setting the target total direct compensation of our named executives. Within the guideline, the committee balances the various elements of compensation based on individual experience, job scope and responsibilities, performance, tenure and market practices.



3 Compensation Elements

Overview

The following table lists the elements of target direct compensation for our 2025 executive compensation program.

			Weight				
		Pay-Element[(1)]	CEO	Other NEOs[(2)]	Form	Why We Pay This Element	Summary of Key Elements
SHORT-TERM	FIXED	Base Salary	7%	16%	Cash	Attract and retain executives with competitive level of cash compensation.	Reviewed annually and adjusted when appropriate.
ANNUAL	VARIABLE	Annual Cash Incentive Awards	22%	30%	Cash	Motivate and reward executives for performance on key strategic, operational and financial measures during the year.	A corporate-wide funding pool based on aggregated business results plus Performance Net Income.[(1)] Pool is then allocated based on business and individual performance.
LONG-TERM	VARIABLE	Performance Stock Awards	50%	32%	Equity	Motivate and reward executives for performance on key long-term measures. Align the interests of executives with long-term shareholder value. Retain executive talent.	PSAs vest on the third anniversary of the grant date. Actual amounts of PSAs earned and vested are based on measures determined by the Compensation and Human Capital Committee.
LONG-TERM	VARIABLE	Stock Options	21%	11%	Equity	Align the interests of executives with long-term shareholder value. Retain executive talent.	Non-qualified stock options to purchase shares at the market price when awarded. Vest ratably in equal annual installments over three years and expire in ten years.
LONG-TERM	VARIABLE	Restricted Stock Units	0%	11%	Equity	Align the interests of executives with long-term shareholder value. Retain executive talent.	Restricted Stock Units are a promise to transfer fully vested shares upon vesting or as otherwise noted in the award agreement. Vest ratably in equal annual installments over three years.

(1) For a description of how annual and long-term measures are determined, see pages 55-60.

(2) Represents the average of the target direct compensation elements for all of the named executives except the CEO in 2025.

Salary

- **In setting executive salary levels, the Compensation and Human Capital Committee uses the 50th percentile of total target direct compensation of our peer companies as a guideline**, which supports Allstate's ability to compete effectively for and retain executive talent.
- Annual merit increases for named executives are based on their performance and external benchmarking as provided by the independent compensation consultant. The salary paid to each named executive in fiscal year 2025 is set forth in the section below under "Compensation Decisions for 2025".

Annual Cash Incentive Awards

- The annual cash incentive awards are performance-based bonuses provided to our named executives through The Allstate Corporation Annual Executive Incentive Plan. Awards are based on performance of our two Market-Facing businesses, Investment results and Performance Net Income. The target annual incentive percentages of salary for each named executive is set annually by the committee and, collectively, are set forth in the section below under "Compensation Decisions for 2025".

2025 Plan Design: Our 2025 annual incentive plan design measures profitable growth in the business unit results of each of our two continuing operating segments (Property-Liability and Protection Services) and Investments, collectively representing 70% of the pool, with the remaining 30% based on Performance Net Income.

Step 1: How Performance Goals Are Established

- The committee sets annual cash incentive performance goals based on the annual operating plan. Target performance is equal to the Board approved operating plan. Threshold and maximum objectives are based on a range of sensitivities relative to the operating plan. To further test the appropriateness of the ranges, the committee's independent consultant provides advice based on historical peer performance and market practices. The Chief Risk Officer reviews the performance measures and ranges to ensure they are consistent with Allstate's risk and return principles and do not incentivize unnecessary and excessive risk taking.
- We do not disclose Market-Facing Business incentive plan goals prior to the completion of the performance period because they are tied to our operating plan, which is proprietary information.
- Growth and profitability goals for the businesses and the Performance Net Income target for 2025 were set above 2024 target and actual performance.

Determine Calculation of Corporate Pool Funding



Actual Performance Against Target on Plan Measures

Market-Facing Businesses and Investments Results (70%)

Components:

- Property-Liability (80%)
- Protection Services (10%)
- Investments (10%)

+

Performance Net Income (30%)

=

Corporate Pool Funding

(Funding from 0%-200% of target)

Step 2: Corporate Pool Funded Based on Actual Performance

- Actual performance on the previously approved measures determines the overall funding level of the corporate pool and the aggregate total award budget for eligible employees. The committee approved the total Company funding after the end of the performance period based on the actual results on these performance measures. For the actual results and detail on how each measure was defined and calculated, **see page 55-60**.
- In 2025, the pool was funded based on the collective results of the two business segments, Investments results and Performance Net Income. Funding ranges from 0% to 200% of target and results between threshold, target and maximum are subject to interpolation.

2025 Actual Performance

We paid the 2025 cash incentive awards of 127.2% of target in March 2026.

- For a description of how the 2025 measures are determined, **see pages 83-86**.
- The committee assessed the CEO's, and the CEO assessed each of the other NEOs', 2025 performance.

	Measures / Weight	2025 AIP Performance Range ($ in millions)			2025 Result ($M)	2025 Funding NEOs (%)
		Threshold	Target	Max		
Market Facing Businesses (MFBs)[1] and Investments Roll-Up (70%)						
56% **Property-Liability**	Profitable Growth Matrix[2] (56.0%)	Property-Liability Matrix[2]			86.3 CR 2.0% IIF	100.0%
7% **Protection Services**	Total Written Premium/Other Revenue (3.5%)	$3,367	$3,567	$3,667	$3,486	79.8%
	Performance Income (3.5%)	$166	$196	$226	$186	83.3%
7% **Investments**	Net Investment Income (3.5%)	$3,240	$3,565	$3,890	$3,443	81.2%
	Economic Total Return vs. Benchmark (3.5%)	(45 bps)	25 bps	95 bps	(9) bps	75.7%
Performance Net Income (30%)						
30% **Performance Net Income**		$4,540	$5,340	$6,140	$8,634	200.0%

Market Facing Businesses (MFBs)[1] and Investments Roll-Up (70%) + **Performance Net Income (30%)** = **Overall payout by pool 127.2%**

(1) Market Facing Businesses includes the Property-Liability Segment and the Protection Services Segment.

(2) The Property-Liability Profitable Growth Matrix is based on two factors: Combined Ratio and Items in Force Growth with earning opportunities extrapolated from threshold opportunity (set at 50% of target), target opportunity and maximum opportunity (200% of target). For 2025, based on a Combined Ratio threshold of 95.0%, target of 93.8% and maximum of 92.6% and year over year Items in Force Growth threshold of 3.1%, target of 3.6% and maximum of 4.1%, the Property-Liability Profitable Growth Matrix yielded a payout of 100% of target based on an actual Combined Ratio result of 86.3 and Items in Force Growth of 2.0%.


Performance Net Income
(30% of opportunity)
Target
Actual
2024
$3,660
Payout 197.1%
$5,213
2025
$5,340
Payout 200%
$8,634(1)
$0
$2,000
$4,000
$6,000
$8,000
$10,000
($ in millions)

(1) Performance Net Income of 200% reflects strong Property-Liability underwriting performance including favorable prior year reserve changes; growth measures drove below target business unit performance.

Step 3: Determine Annual Incentive Payments to NEOs and other Executive Officers

- The committee's compensation recommendations **for the CEO** are reviewed and approved by the independent directors of our Board in executive session.
- The committee reviews and approves CEO recommendations **for executive officers** based on pool funding, the target annual incentive percentages for each NEO and individual performance.
- The individual performance factors considered by the committee when determining payouts are outlined on **pages 61-64**.

Step 4: Determine Annual Incentive Payment for Other Eligible Participants

The committee provides oversight of annual incentive processes and decisions for participants that are not executive officers.

- The CEO may allocate the approved total corporate pool between the Market-Facing Businesses and Areas of Responsibility (AOR) if justified by relative performance against annual operating goals and other key business success metrics.
- Individual awards for high performing eligible employees are proportionally greater than lower quartile performers.

Performance Stock Awards, Restricted Stock Units and Stock Options

Allstate grants equity awards annually to executives consistent with our philosophy that a significant amount of compensation should be in the form of equity to align with the interests of our long-term shareholders. Additionally, from time to time, equity awards are granted to attract new executives and to retain existing executives.

Mix of Equity Incentives

The CEO's long-term incentive awards are made up of:

- 70% performance share awards (PSAs)
- 30% stock options

Other senior executives' long-term incentive awards are made up of:

- 60% performance share awards (PSAs)
- 20% stock options
- 20% restricted stock units (RSUs)

PSAs and stock options are considered performance-based pay because:

- PSAs are earned only if specific performance goals are met
- Stock options only have value if the company's stock price increases







Performance Stock Award Metrics and Purpose

PSAs granted in 2025	Why Metric Was Chosen
60% Average Performance Net income ROE	**Average Performance Net Income ROE** • Correlates to changes in long-term shareholder value. • Measures performance in a way that is tracked and understood by investors. • Captures both income statement and balance sheet impacts, including capital management actions.

40% Relative TSR	**Relative Total Shareholder Return (TSR)**
	• Performance is relative to a TSR peer group shown on **page 86**. Peer groups are designed in consultation with our compensation consultant.
	    • ‹25th percentile = 0% payout
	    • 25th percentile = 50% payout
	    • 55th percentile = 100% payout
	    • 90th percentile and above = 200% payout

Measurement period	←————————— Three-years —————————→
Vesting	←——— Between 0% to 200% of the target number of PSAs granted ———→

The 2025 measures are further described on **pages 83-86**.

How Performance Goals are Established

• At the start of the performance cycle, the committee considers historical and expected performance, market expectations and industry trends when approving the range of performance goals.

• All Performance Stock Awards (PSAs) that are earned based on the achievement of Average Performance Net Income Return on Equity (ROE) include a minimum or maximum amount of after-tax catastrophe losses, which decreases volatility.

How Payouts Are Calculated

• **Actual Performance Payout Against Target**

    • At the end of each measurement period, the committee certifies the level of achievement on each performance measure and the final payout percentage. The final PSA payout is based on Individual Target Opportunity multiplied by the final payout percentage (0%-200%).



2023-2025 Performance Cycle Results

In February 2026, the committee reviewed and certified the performance results of the PSAs granted in February 2023 against the targets set at the beginning of the three-year performance cycle. The threshold, target and maximum performance measures and levels of performance, as well as actual results, with respect to the 2023-2025 performance cycle, are set forth in the table below. The total shareholder returns for Allstate against its peers are also shown for such cycle.

- Performance Net Income ROE was above maximum reflecting restored auto profitability in 2024 and 2025 and favorable homeowners and investment results.

- Transformative Growth results reflect successful rollout of Affordable, Simple, Connected Growth (ASC) Strategy in 43 states.

Performance Cycle	Threshold	Target	Maximum	Actual Results
2023-2025				
Performance Net Income ROE (50%)	10.0%	16.0%	18.0%	26.0%
Relative TSR (30%)	<25th	55th	90th	64th
Transformative Growth (10%) [1]				
Affordable, Simple Connected Growth Strategy (5%)	50.0%	65.0%	80.0%	80.6%
Lowest Price Index Strategy (5%)	30.0%	50.0%	70.0%	10.5%
Inclusive Diversity and Equity (10%)[2]	54.0%	57.0%	60.0%	57.0%

[1] Transformative Growth is based on the success of Allstate's Affordable, Simple, Connected Growth (ASC) Strategy (50%) and Lowest Price Index (LPI) Strategy (50%). For ASC, performance based on percentage of Allstate Brand standard auto quoted on ASC product at the end of the performance period. For LPI, performance based on improvement in auto LPI market data points at the end of the performance period across certain jurisdictions, the specifics of which are proprietary. Metric not used in PSAs granted beginning in 2024.

[2] Metric not used in PSAs granted beginning in 2025.

PSAs Granted in 2025 (2025-2027 Performance Cycle)

The following table shows the target number of PSAs granted to each of our named executives for the 2025-2027 performance cycle based on a target payout.

Named Executive	Target Number of PSAs for 2025-2027 Performance Cycle [1]
Mr. Wilson	56,000
Mr. Dugenske	9,298
Mr. Merten	10,970
Mr. Rizzo	11,615
Ms. Carter	3,581
Mr. Jeevanjee	5,086

[1] The actual number of PSAs that will vest will vary from 0% to 200% of the target PSAs based on Average Performance Net Income ROE (60%) and Relative TSR (40%) for the measurement period.

2026-2028 Performance Stock Award

The 2026 Performance Stock Award measures include Average Performance Net Income ROE and Relative TSR, unchanged from our 2025 Performance Stock Award measures.

2026-2028 PSA Metrics

Average Performance Net Income ROE (60%)	Relative TSR (40%)

For the 2026-2028 award, the Average Performance Net Income ROE and Relative TSR measures are calculated, respectively, as follows:

Average Performance Net Income ROE Calculation



Performance Net Income[1] ± Catastrophe Losses ÷ Adjusted Common Shareholders' Equity[2] = Average Performance Net Income ROE

Average for three years in the performance cycle

Adjusted to reflect a minimum or maximum amount of catastrophe losses

Average of common shareholders' equity excluding unrealized gains and losses, after tax, at December 2025, and at the end of each year in the performance cycle

Relative TSR Calculation



[Final Average Adjusted Close Price[3] − Initial Average Adjusted Stock Price[4]] ÷ Initial Average Adjusted Stock Price[4] = TSR →

Relative TSR

TSR is ranked relative to 13 peer companies (including Allstate)[5]

Relative TSR Performance	Payout
‹25th percentile	0%
25th percentile	50%
55th percentile	100%
≥90th percentile	200%

[1] Performance Net Income is defined on **page 83**.

[2] Adjusted Common Shareholders' Equity is defined on **page 108**.

[3] Final Average Adjusted Close Price is the average Adjusted Close Price over the 20 trading days prior to and including the final day of the Performance Period.

[4] Initial Average Adjusted Stock Price is the average Adjusted Stock Price over the 20 trading days prior to the first day of the Performance Period.

[5] Results between 25th and 55th percentiles and between 55th and 90th percentiles would be interpolated. For additional information on these peer companies, see **page 86**.

Introduction   Corporate   **Executive**   Audit   Shareholder   Stock   Other   Links and
                 Governance   **Compensation**   Matters   Proposal   Ownership   Information   Resources



4 Compensation Decisions for 2025

Thomas J. Wilson

Chair, President and Chief Executive Officer

Our Chair, President and CEO is responsible for managing the Company's strategic direction, operating results, organizational health, ethics and compliance and corporate responsibility.

2025 Performance

Mr. Wilson's compensation reflects his responsibilities, experience and performance, and is consistent with peer company CEO compensation and compensation program design. An independent compensation consultant provides guidance to the Compensation and Human Capital Committee on plan design and actual compensation in comparison to operating results and peers.

Mr. Wilson's performance as Chair, President and CEO is assessed over one- and three- year periods across the following five categories:

Operating Results

- Total revenues were $67.7 billion, up 5.6% from prior year.
- Sustained strong profitability: net income and adjusted net income* of $10.2 billion and $9.3 billion, respectively.
- 3.0% increase in total policies in force, including a return to growth of auto and homeowners insurance policies.

Strategic Priorities

- Advanced Allstate's Affordable, Simple, Connected auto insurance products - available in 43 states, with the homeowners insurance product available in 31 states.
- Expanded utilization of machine-based learning and artificial intelligence with the introduction of Allstate's Large Language Intelligent Ecosystem (ALLIE).
- Completed divestiture of Employer Voluntary Benefits and Group Health Businesses at favorable valuations.

Leadership Team

- Successfully managed and developed senior leadership to ensure strong bench strength.
- Improved organizational performance through leadership development and enhanced decision clarity and accelerated execution.

Corporate Stewardship

- For the 11th consecutive year, Allstate was recognized as one of the World's Most Ethical Companies by Ethisphere.

Board Effectiveness

- Proactive approach to corporate governance resulting in strong relationships with shareholders; participated in shareholder engagement meetings and shared perspectives with the Board.

2025 Compensation

Weighting		Actual	Target	Outcome
6%	**Salary (Cash)**	$ 1,465,385	N/A	N/A
25%	**Annual Incentive (Cash)**	$ 5,597,235	300% of salary	127% of target
69%	**LTI Award (Equity)**	$15,416,627 [1]	1,024% of salary	100% of target

Salary (Cash)
The Board approved an increase from $1,425,000 to $1,475,000 based on evaluation of Mr. Wilson's performance, experience and target compensation as compared to the peer group.

Incentive Targets
Mr. Wilson's annual incentive targets did not change in 2025. Mr. Wilson's target equity incentive opportunity was increased in 2025. Mr. Wilson's annual incentive target was 300% of salary and his target equity incentive opportunity was 1,024% of salary (previously 950%).

Annual Incentive (Cash)
Mr. Wilson's target annual incentive payment of 300% of base salary with a maximum funding opportunity for the award pool of 200% of target was unchanged in 2025. The committee approved an annual cash incentive award of $5,597,235, which was funded at 127% of target funding level.

LTI Award (Equity)
In 2025, based on its assessment of Mr. Wilson's performance in delivering strong business results, his job scope and year-over-year increases in competitive market data, the Board granted him equity awards with a grant date fair value of $15,416,627 resulting in a 2025 equity award which was at his target equity incentive award opportunity of 1,024% (100% of target).

[1] Reflects the accounting value of the equity award which may differ from the closing price on the date of grant used to calculate the number of performance-based shares awarded. For additional details on the Monte Carlo valuation, **see footnote 3** to the *Summary Compensation* Table.

John Dugenske

Chief Financial Officer (interim); President, Investments and Corporate Strategy

Mr. Dugenske is responsible for the company's investment portfolio and corporate strategy and in October 2025, assumed the role of interim Chief Financial Officer in addition to his role as President, Investments and Corporate Strategy.

2025 Performance and Compensation

In 2025, Mr. Dugenske's performance was assessed based on four criteria: overall corporate results, area of responsibility results, developing and implementing long-term strategy and corporate leadership. Compensation was above target funding with $400,000 additional funding provided to recognize his contributions serving as interim Chief Financial Officer.

- The annual incentive plan funded at 127% based on overall corporate results.
- Proactively managed investment portfolios with an enterprise approach.
- Serving as interim Chief Financial Officer since October of 2025.

2025 Compensation

Weighting		Actual	Target	Outcome
12%	**Salary (Cash)**	$ 895,192	N/A	N/A
35%	**Annual Incentive (Cash)**	$ 2,679,145	200% of salary	150% of target
53%	**LTI Award (Equity)**	$ 3,977,416 [1]	325% of salary	134% of target

Salary (Cash)
The Compensation and Human Capital Committee approved an increase from $875,000 to $900,000 during 2025 based on Mr. Dugenske's level of responsibility, experience and target compensation as compared to the peer group.

Incentive Targets
The committee did not adjust Mr. Dugenske's annual incentive targets in 2025. Mr. Dugenske's annual incentive target was 200% of salary and his target equity incentive was 325% of salary.

Annual Incentive (Cash)
The committee approved an annual cash incentive award of $2,679,145 for Mr. Dugenske, which was 150% of target funding level including $400,000 additional funding provided to recognize his contributions serving as interim Chief Financial Officer.

LTI Award (Equity)
In 2025 as part of the annual grant, based on its assessment of Mr. Dugenske's performance in delivering strong business results, his job scope and market data, the committee granted him equity awards with a grant date fair value of $2,977,497. The committee granted him a RSU grant valued at $999,919 resulting in an aggregate grant date fair value of $3,977,416, which was above his target equity incentive award opportunity of 325% (134% of target).

Jesse Merten

Executive Vice President, President, Property-Liability and former Chief Financial Officer

Mr. Merten leads the Property-Liability businesses, which comprises approximately 87% of Allstate's total revenues, reporting to the Chief Operating Officer. Prior to serving in this role, he served as Chief Financial Officer through October 2025.

2025 Performance and Compensation

In 2025, Mr. Merten's annual performance was evaluated on four criteria: overall corporate results, area of responsibility results, developing and implementing long-term strategy and corporate leadership. Compensation was above target funding based on overall enterprise results.

- The annual incentive plan funded at 127% based on overall corporate results.
- Successfully supported improved operating performance and shaped risk and return decisions.
- Successfully transitioned to leading Property-Liability business.

2025 Compensation

Weighting		Actual	Target	Outcome
13%	**Salary (Cash)**	$ 861,154	N/A	N/A
34%	**Annual Incentive (Cash)**	$ 2,266,599	207% of salary	127% of target
53%	**LTI Award (Equity)**	$ 3,520,000 [1]	376% of salary	107% of target

Salary (Cash)
The Compensation and Human Capital Committee approved an increase from $850,000 to $900,000 during 2025 based on Mr. Merten's change in role, level of responsibility, experience and target compensation as compared to the peer group.

Incentive Targets
The committee approved an increase to Mr. Merten's annual incentive targets in 2025 based on Mr. Merten's new role, level of responsibility, experience and target compensation as compared to the peer group. Mr. Merten's annual incentive target increased from 200% to 225% and his target equity incentive opportunity increased from 375% to 400%. Mr. Merten's 2025 prorated annual incentive target was 207% of salary and his prorated target equity incentive opportunity was 376% of salary.

Annual Incentive (Cash)
The committee approved an annual cash incentive award of $2,266,599 for Mr. Merten, which was 127% of target funding level, consistent with overall compensation pool results.

LTI Award (Equity)
In 2025 as part of the annual grant, based on its assessment of Mr. Merten's performance in delivering strong business results, his job scope and market data, the committee granted him above target equity awards with a grant date fair value of $3,461,192. In conjunction with his new role, the committee granted Mr. Merten a prorated equity award of $58,807 resulting in an aggregate grant date fair value of $3,520,000, which was above his target equity incentive award opportunity of 376% (107% of target).

[1] Reflects the accounting value of the equity award which may differ from the closing price on the date of grant used to calculate the number of performance-based shares awarded. For additional details on the Monte Carlo valuation, **see footnote 3** to the *Summary Compensation* Table**.**

Mario Rizzo

Executive Vice President, Chief Operating Officer

Mr. Rizzo leads all market-facing businesses, including Property-Liability and Protection Services. Mr. Rizzo also leads Sourcing & Procurement, Real Estate and Individual Health.

2025 Performance and Compensation

In 2025, Mr. Rizzo's annual performance was evaluated on four criteria: overall corporate results, area of responsibility results, developing and implementing long-term strategy and corporate leadership. Mr. Rizzo's annual incentive was 105% of target in comparison to enterprise pool funding of 127%, reflecting below target performance on a strategic priority.

- Strong leadership of Property-Liability business.
- Successfully transitioned to an enterprise role of COO overseeing Property-Liability and Protection Services.

2025 Compensation

Weighting		Actual	Target	Outcome
13%	Salary (Cash)	$ 906,346	N/A	N/A
32%	Annual Incentive (Cash)	$ 2,200,000	232% of salary	105% of target
55%	LTI Award (Equity)	$ 3,726,864 [1]	403% of salary	100% of target

Salary (Cash)
The Compensation and Human Capital Committee approved an increase from $875,000 to $950,000 during 2025 based on Mr. Rizzo's change in role, level of responsibility, experience and target compensation as compared to the peer group.

Incentive Targets
The committee approved an increase to Mr. Rizzo's annual incentive targets in 2025 based on Mr. Rizzo's new role, evaluation of his performance, level of responsibility, experience and target compensation as compared to the peer group. Mr. Rizzo's annual cash incentive target increased from 225% to 250% and his target equity incentive opportunity increased from 400% to 425%. Mr. Rizzo's 2025 prorated annual cash incentive target was 232% of salary and his prorated target equity incentive opportunity was 403% of salary.

Annual Incentive (Cash)
Though Mr. Rizzo's annual cash incentive exceeded target plan funding of 127%, the committee approved an award of $2,200,000 for him, which was 105% of target plan funding level, including a negative adjustment of $476,253 to Mr. Rizzo's award, to reflect below target performance on a strategic priority.

LTI Award (Equity)
In 2025 as part of the annual grant, based on its assessment of Mr. Rizzo's performance in delivering strong business results, his job scope and market data, the committee granted him equity awards with a grant date fair value of $3,664,834. In conjunction with his new role, the committee granted Mr. Rizzo a prorated equity award of $62,030 resulting in an aggregate grant date fair value of $3,726,864 which was at his target equity incentive award opportunity of 403% (100% of target).

Andréa Carter

Executive Vice President, Chief Human Resources Officer

Ms. Carter is responsible for Allstate's human resources activities and ensures that the company attracts, retains and develops a workforce that supports the company's long-term success.

2025 Performance and Compensation

In 2025, Ms. Carter's performance was assessed based on four criteria: overall corporate results, area of responsibility results, developing and implementing long-term strategy and corporate leadership. Compensation was above target funding with $86,460 reallocated from the pool provided to recognize her contributions to supporting key organizational realignments.

2025 Compensation

Weighting		Actual	Target	Outcome
9%	Salary (Cash)	$ 430,769	N/A	N/A
17%	Annual Incentive (Cash)	$ 800,000	125% of salary	143% of target
74%	LTI Award (Equity)	$ 3,514,753 [1][2]	275% of salary	282% of target

Salary (Cash)
Ms. Carter's salary is $700,000.

Incentive Targets
Ms. Carter's annual incentive target was 125% of salary and her target equity incentive was 275% of salary.

Annual Incentive (Cash)
The Compensation and Human Capital Committee approved a prorated (based on her hire date) annual cash incentive award of $800,000 for Ms. Carter, which was 143% of target funding with $86,460 reallocated from the pool to recognize her contributions to supporting key organizational realignments.

LTI Award (Equity)
In 2025, the committee granted Ms. Carter a pro-rated target award when she joined Allstate, using the standard mix of options, PSAs and RSUs, as well as a sign-on grant of RSUs of $2,250,082 reflecting the value of awards forfeited at her prior employer, with such awards having an aggregate grant date fair value of $3,514,753, which was 282% of Ms. Carter's target equity incentive award opportunity of 275%.

[1] Reflects the accounting value of the equity award which may differ from the closing price on the date of grant used to calculate the number of performance-based shares awarded. For additional details on the Monte Carlo valuation, **see footnote 3** to the *Summary Compensation* Table.

[2] Equity was a result of the sign-on grant. Outcome reflects grant as a percent of prorated target.

Zulfikar Jeevanjee

Executive Vice President, Chief Information Officer

Mr. Jeevanjee leads all business and consumer-facing technology for Allstate and is responsible for advancing Allstate's technology platforms and enabling digital transformation across the company.

2025 Performance and Compensation

In 2025, Mr. Jeevanjee's performance was assessed based on four criteria: overall corporate results, area of responsibility results, developing and implementing long-term strategy and corporate leadership. Compensation was above target funding with $192,855 reallocated from the pool to recognize his contributions toward the introduction and advancement of ALLIE.

- Efficiently and effectively managed Allstate's technology resources and investments.
- Providing leadership for Allstate's transformative growth technology capabilities and the development and advancement of ALLIE.

2025 Compensation

Weighting		Actual	Target	Outcome
13%	**Salary (Cash)**	$ 632,308	N/A	N/A
24%	**Annual Incentive (Cash)**	$ 1,200,000	125% of salary	152% of target
63%	**LTI Award (Equity)**	$ 3,128,641 [(1)]	250% of salary	194% of target

Salary (Cash)
Mr. Jeevanjee's salary is $640,000.

Incentive Targets
Mr. Jeevanjee's annual incentive target was 125% of salary and his target equity incentive was 250% of salary.

Annual Incentive (Cash)
The Compensation and Human Capital Committee approved an annual cash incentive award of $1,200,000 for Mr. Jeevanjee, which was 152% of target funding with $192,855 reallocated from the pool to recognize his contributions towards the introduction and advancement of ALLIE.

LTI Award (Equity)
In 2025, based on its assessment of Mr. Jeevanjee's performance, job scope and year-over-year increases in competitive market data, the committee granted him equity awards as part of the annual grant with an aggregate grant date fair value of $1,628,657. In recognition of Mr. Jeevanjee's continued focus on the development and advancement of ALLIE, the committee granted him a RSU grant valued at $1,499,984 resulting in an aggregate grant date fair value of $3,128,641, which was 194% of Mr. Jeevanjee's target equity incentive award opportunity of 250%.

[(1)] Reflects the accounting value of the equity award which may differ from the closing price on the date of grant used to calculate the number of performance-based shares awarded. For additional details on the Monte Carlo valuation, **see footnote 3** to the *Summary Compensation* Table.



 **5** Other Elements of Compensation

Benefits and Other Compensation

We offer certain benefits and perquisites to our executives, which we believe are reasonable in amount, to remain competitive with other employers and to attract, retain and motivate highly talented executives.

Retirement Benefits

Defined Benefit Plans

Each named executive participates in two different defined benefit pension plans.

- The Allstate Retirement Plan (ARP) is a tax-qualified defined benefit plan available to eligible regular full-time and part-time employees who meet required age and service thresholds. The ARP provides a guaranteed retirement benefit based on compensation and service and is provided at no cost to employees.

  - As a tax-qualified plan, the ARP is subject to federal limits on (1) the amount of compensation that may be used in calculating benefits and (2) the maximum annual benefit payable.

  - These limits may reduce the benefit otherwise payable to certain higher-paid employees.

- The Supplemental Retirement Income Plan (SRIP) provides an additional defined benefit to ARP-eligible employees whose compensation or benefit amount exceeds federal compensation limits. The SRIP benefit equals the amount that would have been earned under the ARP if the federal limits did not apply.

- Effective January 1, 2014, Allstate modified its defined benefit pension plans so that thereafter, all eligible employees earn pension benefits under a new cash balance formula.

Deferred Compensation Plan

- To remain competitive with market practices, Allstate permits named executives and other eligible employees whose annual compensation exceeds the Internal Revenue Code limit ($350,000 for 2025) to defer compensation under the Deferred Compensation Plan. Participants may defer up to 80% of base salary and up to 100% of annual cash incentive awards that exceed the IRS compensation limit.

- Allstate does not match deferred amounts and does not guarantee a stated rate of return.

- Additional information on Non-Qualified Deferred Compensation at Fiscal Year-end 2025 appears on **page 78**.

401(k) Plan

All full-time and regular part-time employees, including our NEOs, are eligible to participate in the Allstate 401(k) Savings Plan, to which, in fiscal year 2025, Allstate contributed 100% of the first 2% of eligible pay contributed plus 50% of the next 4% (up to 4% total).

Health and Welfare Benefits

All full-time and regular part-time employees, including our NEOs, are eligible to participate in health and welfare benefit plans, including medical, dental, vision, life, accidental death and dismemberment, long-term disability, supplemental long-term disability and group legal insurance.

Perquisites

- A limited number of perquisites are provided to our NEOs. During 2025, the company engaged an independent third party to conduct a security assessment to evaluate personal security risks associated with our executives, including our NEOs, because of their roles at Allstate. In accordance with the security assessment, certain security services are provided for our NEOs, as necessary, including executive security and secured ground transport. In addition, consistent with the assessment, Mr. Wilson may use the company's arrangement with a third-party aviation service for business and personal air travel. Personal usage of the third-party aviation service is counted as taxable compensation, unless paid directly or reimbursed by Mr. Wilson at Allstate's rates. We periodically review the security program for our executives based on advice from security experts and may change services available based on the assessed threat level. In accordance with SEC disclosure rules, the aggregate incremental cost of security services provided to NEOs for personal purposes, including Mr. Wilson's use of the third-party aviation service for personal travel, is reported in the **All Other Compensation Table on page 71**. These values do not represent amounts paid directly to our NEOs.



- The following perquisites are also offered to our NEOS: (i) a taxable payment or reimbursement for up to $10,000 for financial planning services billed per calendar year, (ii) an annual taxable perquisite allowance of $13,560 for miscellaneous expenditures (Mr. Wilson is not eligible for this allowance), and (iii) along with certain other employees, eligibility to receive tickets to certain Allstate-sponsored events or the Allstate arena in recognition for their service to the company. For additional detail on the benefits and perquisites that our NEOs receive, **see footnote 7** to the Summary Compensation Table.

Change in Control Benefits

Consistent with our compensation objectives, we offer these benefits to attract, motivate and retain executives. Change in control benefits are designed to maintain alignment between the interests of our executives and our shareholders in the event of a sale or merger of the company.

The following summarizes Allstate's change in control benefits for the executive officers:

- Under the company's Change in Control Plan (CIC Plan), in the event that a named executive's employment is terminated by Allstate (other than for cause, death or disability) or by the executive for good reason (such as adverse changes in the terms or conditions of employment, including a material reduction in base compensation, a material change in authority, duties or responsibilities, or a material change in job location) within two years following a change in control, then each named executive will be eligible to receive a cash severance amount equal to two times the sum of the named executive's base salary and target annual incentive.

- The CIC Plan does not include excise tax gross-ups or a lump sum cash pension enhancement.

- In the event a named executive's employment is terminated by Allstate (other than for cause, death or disability) or by the named executive for good reason (as defined above) within two years following a change in control, the long-term equity incentive awards held by such named executive will vest on an accelerated basis.

- In the event of a change in control, the distribution of deferred compensation and SRIP benefits for Messrs. Wilson and Rizzo would accelerate based on plan terms and their respective tenures and ages.

The change in control and post-termination arrangements that are described in the *Potential Payments as a Result of Termination or Change in Control* section on **pages 79-81** are not provided exclusively to the named executives.

Compensation Governance Practices

Equity Ownership Requirements

- To further align management and shareholder interests, senior executives are required to own Allstate common stock equal to a multiple of base salary. The CEO is required to own Allstate common stock worth eight times his base salary. Other senior executives' ownership requirement is four times their base salary.

- The below chart shows the salary multiple requirement for each named executive and the equity holdings that count toward the requirement, which include directly held shares of Allstate common stock. If these salary multiple requirements have not been reached, named executives are required to hold 75% of the net shares received on vesting of equity compensation awards until such requirements are met. As of December 31, 2025, all of our named executives meet ownership requirements, other than Ms. Carter, who joined Allstate in 2025.

Stock Ownership as Multiple of Base Salary as of December 31, 2025

Named Executive	Stock Ownership Requirement	Actual
Mr. Wilson	8	128.9
Mr. Dugenske	4	10.2
Mr. Merten	4	8.3
Mr. Rizzo	4	17.1
Ms. Carter	4	3.6
Mr. Jeevanjee	4	6.7

What Counts Toward the Requirement

✔ *Allstate shares owned personally and beneficially*

✔ *Shares held in the Allstate 401(k) Savings Plan*

✔ *Unvested restricted stock units*

What Does Not Count Toward the Requirement

✘ *Unexercised stock options (including vested options)*

✘ *Unvested performance stock awards*

Policies on Hedging and Pledging Securities

We have a policy that prohibits all officers, directors and employees from engaging in transactions in securities issued by Allstate or any of its subsidiaries that might be considered speculative and engaging in derivative or other transactions designed to hedge or offset any decrease in market value of the securities held by them, such as selling short or buying or selling options, puts or calls and entering into prepaid variable forward contracts, equity swaps or collars. We also have a policy that prohibits senior executives and directors from pledging Allstate securities as collateral for a loan or holding such securities in a margin account, unless an exception is granted by the Chair of the Board or Lead Director (or by the Lead Director in the case of a request by the Chair).

Clawback of Compensation

All incentive compensation granted to our executive officers and certain other employees, is subject to clawback in accordance with our clawback policies. This includes cash and equity-based compensation and performance and time-based awards.

• *Clawback policy established pursuant to Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act):* Allstate will recover certain erroneously awarded incentive-based compensation (whether cash or equity-based) from its current or former executive officers if it is required to prepare an accounting restatement due to material noncompliance of Allstate with financial reporting requirements under the securities laws.

• *Discretionary clawback policy for improper conduct:* Allstate has the ability to recover any incentive compensation (including time-based awards) from our executive officers and a broader group of employees in the event such employee engages in conduct having, or that may reasonably be expected to have, a material adverse impact on the reputation of, or a material adverse economic consequence for, the company including any direct harm to shareholders, any damage to Allstate's competitiveness or value or a material violation of any post-employment obligation of a covered employee.

In addition, the 2019 Equity Incentive Plan and our Annual Incentive Plan incorporate the provisions of the company's clawback policies.

Compensation Risk

• Our Chief Risk Officer conducts an annual internal risk assessment of our compensation policies and practices, which are structured to reward employees for successfully executing the company's strategies and annual operating goals while adhering to our risk and return principles.

   • Compensation plans provide a balanced mix of cash and equity through annual and long-term incentives (LTIs) that align with short- and long-term business goals.

   • No one, regardless of eligibility, is guaranteed an award under the annual cash incentive program or LTI program.

   • Multiple performance measures are utilized that correlate with long-term shareholder value creation and diversify the risk associated with any single performance indicator.

• Based on our Chief Risk Officer's assessment, the committee has determined that the risks arising from the company's compensation policies and practices are not reasonably likely to have a material adverse effect on the company and do not incentivize unnecessary and excessive risk taking.

Compensation Committee Report

The committee has reviewed and discussed with management the Compensation Discussion and Analysis contained on **pages 47-68** of this proxy statement. Based on such review and discussions, the committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

The Compensation and Human Capital Committee

Perry M. Traquina, Chair
Richard T. Hume
Margaret M. Keane
Maria R. Morris
Andrea Redmond
Judith A. Sprieser

Summary Compensation Table

The following table summarizes the compensation of the named executives for the last three fiscal years. However, for Ms. Carter and Mr. Jeevanjee, only the last fiscal year is shown since this is their first year as a named executive.

Name and Principal Position	Year	Salary ($)	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)	Total Without Change in Pension Value ($)[8]
Thomas J. Wilson *Chair, President and Chief Executive Officer*	2025	1,465,385	—	10,886,400	4,530,227	5,597,235	—	441,651	22,920,898	22,920,898
	2024	1,417,308	—	11,899,608	4,736,259	8,003,038	596,827	91,255	26,744,295	26,147,468
	2023	1,385,000	—	7,883,165	4,986,008	2,077,500	—	156,284	16,487,957	16,487,957
John Dugenske *Chief Financial Officer (interim); President, Investments and Corporate Strategy*	2025	895,192		3,392,387	585,029	2,679,145	205,255	27,560	7,784,568	7,579,313
	2024	875,000	—	3,146,346	743,747	3,291,750	90,368	27,360	8,174,571	8,147,601
	2023	870,192	—	1,798,427	1,137,493	653,014	89,737	26,760	4,575,623	4,485,886
Jesse Merten *Executive Vice President; President, Property-Liability and former Chief Financial Officer*	2025	861,154		2,828,532	691,468	2,266,599	183,732	27,980	6,859,465	6,675,733
	2024	805,096	—	3,045,688	719,984	3,036,325	77,676	27,570	7,712,339	7,634,663
	2023	765,000	—	1,451,458	918,005	478,125	65,351	26,970	3,704,909	3,639,558
Mario Rizzo *Executive Vice President; Chief Operating Officer*	2025	906,346		2,994,818	732,046	2,200,000	437,538	28,190	7,298,938	6,861,400
	2024	875,000	—	3,701,521	874,981	3,703,219	143,939	28,200	9,326,860	9,182,921
	2023	870,192	—	1,798,427	1,137,493	653,014	239,380	27,460	4,725,966	4,486,586
Andréa Carter *Executive Vice President, Chief Human Resources Officer*	2025[1]	430,769	720,000	3,267,907	246,846	800,000	—	94,741	5,560,263	5,560,263
Zulfikar Jeevanjee *Executive Vice President; Chief Information Officer*	2025[1]	632,308		2,808,634	320,007	1,200,000	73,353	30,185	5,064,487	4,991,134

[1] Neither Ms. Carter nor Mr. Jeevanjee were named executives in fiscal year 2024 and 2023. Accordingly, no compensation information is provided for them for such fiscal years.

[2] Amount reflects cash sign-on bonus paid to Ms. Carter in connection with the commencement of her employment with the company on March 12, 2025. The full amount of the bonus is subject to repayment in the event that Ms. Carter voluntarily resigns from the company within two years of her start date.

[3] Amounts reflect the grant date fair value of the PSAs granted to the named executives in each fiscal year and the RSUs granted to each of Messrs. Dugenske, Merten, Rizzo and Jeevanjee, and Ms. Carter in 2025. The number and grant date fair value of the PSAs and RSUs granted in 2025 are provided in the *Grants of Plan-Based Awards* Table on page 71. Ms. Carter's RSU grants include a sign-on RSU grant in the amount of $2,250,082 reflecting the value of awards forfeited at her prior employer. The grant date fair value of the RSUs and the PSAs that do not include a market-based condition is measured in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 718 (ASC 718) and based on the final closing price of Allstate's common stock on the grant date, which reflects the payment of expected future dividends and, for the PSAs, reflects the probable achievement level of the performance conditions as of the grant date. The fair value of the PSAs that include a market-based condition is measured on the grant date in accordance with FASB ASC 718 using a Monte Carlo simulation model that determines the probability that the performance conditions will be achieved. The market-based condition measures the company's TSR relative to the TSR of peer companies, expressed in terms of the company's TSR percentile rank among the peer companies, over a three calendar-year performance period. The Monte Carlo simulation model uses a risk-neutral framework to model future stock price movements based upon the risk-free rate of return at the time of grant, volatilities of the company and the peer companies and expected term assumed to be equal to the remaining measurement period. The fair value of the PSAs granted in 2025, if maximum corporate performance were to be achieved, is as follows: Mr. Wilson $17,228,288, Mr. Dugenske $2,860,511, Mr. Merten $3,381,557, Mr. Rizzo $3,580,360, Ms. Carter $1,215,234 and Mr. Jeevanjee $1,564,698 and the aggregate grant date fair value of PSAs granted in 2025, 2024 and 2023 is computed in accordance with FASB ASC 718. The assumptions used in estimating the fair value of the RSUs and the PSAs are set forth in Note 18 to our audited financial statements for 2025, which are incorporated by reference herein. The amounts in this column reflect an accounting expense and do not correspond to the actual value, if any, that may be realized by each named executive.

[4] Amounts reflect the aggregate grant date fair value of options granted to our named executives in each fiscal year, computed in accordance with FASB ASC 718. The fair value of each option is estimated on the grant date using a binomial lattice model and the assumptions (see Note 18 to our audited financial statements for 2025, which are incorporated by reference herein) as set forth in the following table:

	2025	2024	2023
Weighted average expected term	5.9 years	5.7 years	5.8 years
Expected volatility	22.3%-30.4%	21.2%-31.6%	20.0%-31.6%
Weighted average volatility	25.4%	25.4%	24.9%



	2025	2024	2023
Expected dividends	1.9%-2.1%	1.8%-2.4%	2.4%-3.3%
Weighted average expected dividends	2.1%	2.3%	2.6%
Risk-free rate	3.5%-4.6%	3.6%-5.6%	3.3%-5.6%

Amounts in this column reflect an accounting expense and do not correspond to the actual value, if any, that may be realized by each named executive. For the number and grant date fair value of the options granted in 2025 to each named executive, see the *Grants of Plan-Based Awards* Table on **page 71**.

[5] Amounts reflect the annual cash incentive award earned by each named executive under the company's annual incentive program during each fiscal year. See the *Annual Cash Incentive Awards* section on **page 55** for additional information regarding such awards and the company's annual incentive program.

[6] Amounts reflect the aggregate increase in actuarial present value of the pension benefits accrued during 2025, 2024 and 2023 for each named executive under the Allstate Retirement Plan (ARP) and the Supplemental Retirement Income Plan (SRIP), as set forth in the *Pension Benefits* Table. Non-qualified deferred compensation earnings are not reflected since our Deferred Compensation Plan does not provide above-market or preferential earnings. The pension plan measurement date is December 31 of the applicable fiscal year. (See Note 17 to our audited financial statements for 2025, which are incorporated by reference herein). For 2025, the change in pension value was negative $186,445 for Mr. Wilson. For 2023, the change in pension value was negative $1,769,213 for Mr. Wilson. Ms. Carter was not vested in the ARP or the SRIP and therefore, had not accrued a vested benefit under either plan as of December 31, 2025.

The following table reflects the respective change in the actuarial value of the benefits provided to the named executives in 2025:

Name	ARP ($)	SRIP ($)
Mr. Wilson	(20,691)	(165,754)
Mr. Dugenske	19,479	185,776
Mr. Merten	25,477	158,255
Mr. Rizzo	123,046	314,492
Ms. Carter	—	—
Mr. Jeevanjee	13,497	59,856

Interest rates and other assumptions can have a significant impact on the change in pension value from one year to another.

[7] The following table describes the incremental cost of the perquisites and other benefits provided to our named executives in 2025 that are included in the "All Other Compensation" column:

Name	Personal Use of Aircraft[a] ($)	401(k) Match[b] ($)	Other[c],[d] ($)	Total All Other Compensation ($)
Mr. Wilson	315,721	14,000	111,930	441,651
Mr. Dugenske	—	14,000	13,560	27,560
Mr. Merten	—	14,000	13,980	27,980
Mr. Rizzo	—	14,000	14,190	28,190
Ms. Carter	—	—	94,741	94,741
Mr. Jeevanjee	—	14,000	16,185	30,185

[a] Consistent with the 2025 security assessment conducted by an independent third party, as discussed in the Compensation Discussion and Analysis section of the proxy under "Benefits and Other Compensation," Mr. Wilson may use our arrangement with a third-party aviation provider for business and personal use. The amount reported in this column for Mr. Wilson's personal use of an aircraft is based on the aggregate incremental cost to the Company for such personal use, which is calculated based on Allstate's average variable costs per flight hour based on the company's arrangement with the third-party aviation provider. The total annual variable costs are divided by the annual number of flight hours flown by the aircraft to derive an average variable cost per flight hour. This average variable cost per flight hour is then multiplied by the flight hours flown for personal use to derive the incremental cost. Mr. Wilson can also directly pay for the costs of the use of the Company's arrangement with such third-party aviation provider at Allstate's rates upon use, and any such amounts are not reported in this column.

[b] Each of the named executives, other than Ms. Carter, participated in our 401(k) plan during 2025. The amount shown is the amount allocated to their accounts by the company as employer matching contributions.

[c] "Other" consists of other personal benefits and perquisites, including executive security and secured ground transportation services for Mr. Wilson and his spouse and for our other named executives for personal purposes. Executive security services are provided in accordance with a 2025 security assessment conducted by an independent third party and are implemented by our executive security team. We view these executive security services as necessary; however, due to SEC requirements, we include the incremental cost of such services in this "All Other Compensation" table as perquisites. The aggregate incremental cost of executive security services is based on billings by third parties and a standard charge per trip when provided by our executive security team. Such billings and charges are for Mr. Wilson, $111,930, Mr. Dugenske, $0, Mr. Merten, $420, Mr. Rizzo, $630, Ms. Carter, $6,790 and Mr. Jeevanjee, $2,625. We also provide supplemental long-term disability coverage to all regular full- and part-time employees who participate in the long-term disability plan and whose annual earnings exceed the level that produces the maximum monthly benefit provided by the long-term disability plan. This coverage is self-insured (funded and paid for by Allstate when obligations are incurred). No supplemental long-term disability coverage obligations for the named executives were incurred in 2025 and therefore, no incremental cost is reflected in the table.

[d] Column also reports the value of a relocation allowance of $79,606 (which includes a tax gross-up of $18,388) paid to Ms. Carter in connection with the commencement of her employment with the company on May 12, 2025.

[8] We have included an additional column to show total compensation minus the change in pension value. The amounts reported in this column may differ substantially from and are not a substitute for, the amounts reported in the "Total" column required under SEC rules. The change in pension value is subject to several external variables, including interest rates, that are not related to company or individual performance and may differ significantly based on the formula under which the benefits were earned.

Grants of Plan-Based Awards at Fiscal Year-end 2025

The following table provides information about awards granted to our named executives during fiscal year 2025 under the Annual Executive Incentive Compensation Plan and the 2019 Equity Incentive Plan.

Name	Grant Date	Plan Awards[1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/Sh)[5]	All Other Stock Awards: Number of Shares of Stock or Units (#)[6]	Grant Date Fair Value ($)[7]	
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				Stock Awards	Option Awards
Mr. Wilson		Annual cash incentive	2,200,171	4,400,342	10,000,000								
	2/24/2025	PSAs				0	56,000	112,000				10,886,400	
	2/24/2025	Stock options							93,349	188.75			4,530,227
Mr. Dugenske		Annual cash incentive	895,890	1,791,781	7,167,123								
	2/24/2025	PSAs				0	9,298	18,596				1,807,531	
	2/24/2025	Stock options							12,055	188.75			585,029
	10/3/2025	RSUs									4,743	999,919	
	2/24/2025	RSUs									3,099	584,936	
Mr. Merten		Annual cash incentive	890,959	1,781,918	7,127,671								
	10/3/2025	PSAs				0	162	324				36,006	
	2/24/2025	PSAs				0	10,808	21,616				2,101,075	
	10/3/2025	Stock options							213	210.82			11,417
	2/24/2025	Stock options							14,013	188.75			680,051
	10/3/2025	RSUs									54	11,384	
	2/24/2025	RSUs									3,603	680,066	
Mr. Rizzo		Annual cash incentive	1,051,986	2,103,973	8,415,891								
	10/3/2025	PSAs				0	171	342				38,006	
	2/24/2025	PSAs				0	11,444	22,888				2,224,714	
	10/03/2025	Stock options							224	210.82			12,006
	2/24/2025	Stock options							14,837	188.75			720,040
	10/3/2025	RSUs									57	12,017	
	2/24/2025	RSUs									3,815	720,081	
Ms. Carter		Annual cash incentive	280,479	560,959	2,243,835								
	6/4/2025	PSAs				0	3,581	7,162				770,918	
	6/4/2025	Stock options							4,578	206.79			246,846
	6/4/2025	RSUs									1,194	246,907	
	6/4/2025	RSUs									10,881	2,250,082	
Mr. Jeevanjee		Annual cash incentive	395,890	791,781	3,167,123								
	2/24/2025	PSAs				0	5,086	10,172				988,718	
	2/24/2025	Stock options							6,594	188.75			320,007
	10/3/2025	RSUs									7,115	1,499,984	
	2/24/2025	RSUs									1,695	319,931	

[1] Awards granted under the Annual Executive Incentive Plan and the 2019 Equity Incentive Plan. An explanation of the amount of salary and bonus in proportion to total compensation can be found under the Compensation Elements and Compensation Decisions for 2025 sections on **pages 54-61**.

[2] The amounts in these columns consist of the threshold, target and maximum annual cash incentive awards to the named executives under the Annual Executive Incentive Compensation Plan. The threshold amount for each named executive is 50% of target and is the minimum amount payable to a named executive in respect of his or her cash incentive award (subject to individual performance) if threshold performance is achieved. If threshold performance is not achieved, the payment to the named executives would be zero. The target amount is based upon achievement of the performance measures listed under the Annual Cash Incentive Awards section on **page 55**. The maximum amount is equal to 200% of target plus an additional individual performance factor of 200% of plan funding to recognize extraordinary performance, subject to the maximum of $10 million that may be paid to

any participant for any fiscal year under the Annual Executive Incentive Plan. For a description of the ranges of performance established by the committee for the 2025 annual incentive, see **page 58**. The actual cash bonuses paid to the named executives for fiscal year 2025 are reflected in the Summary Compensation Table.

(3)   The amounts shown in these columns reflect the threshold, target and maximum number of PSAs granted to each of the named executives in fiscal year 2025. Awards under the 2019 Equity Incentive Plan have a 0% payout at threshold. The target and maximum amounts are based upon achievement of the performance measures listed under the PSA Ranges of Performance section on **page 59** over a three calendar-year performance period.

(4)   The amounts shown in this column reflect the number of stock options granted to each of the named executives in fiscal year 2025 under the 2019 Equity Incentive Plan. The vesting dates for these stock options are set forth below in the Outstanding Equity Awards at Fiscal Year-end 2025 Table.

(5)   The exercise price of each option is equal to the closing market price of the company's common stock on the NYSE on the grant date or, if there was no such sale on the grant date, then on the last previous day on which there was a sale.

(6)   The amounts shown in this column reflect the number of RSUs granted to each of the named executives, other than Mr. Wilson, in fiscal year 2025 under the 2019 Equity Incentive Plan. The vesting dates for these RSUs are set forth below in the Outstanding Equity Awards at Fiscal Year-end 2025 Table.

(7)   The aggregate grant date fair value of the RSUs is computed in accordance with FASB ASC 718 and is based on the final closing price of Allstate's common stock on the grant date. The aggregate grant fair value of the PSAs which include a market-based condition is measured on the grant date in accordance with FASB ASC 718 using a Monte Carlo simulation model that determines the probability that the performance conditions will be achieved. The assumptions used in the valuation are set forth in Note 18 to our audited financial statements for 2025, which are incorporated by reference herein.

Performance Stock Awards (PSAs)

PSAs represent a promise to transfer shares of Allstate common stock in the future if certain performance measures are met. For the awards granted in 2025, the actual number of PSAs that vest will vary from 0% to 200% of target based on the achievement of certain metrics during a three-year measurement period. For a description of these measures, including how they are calculated, **see pages 58-60 and pages 85-86**. Vested PSAs will be converted into shares of Allstate common stock and dividend equivalents accrued on these shares will be paid in cash. No dividend equivalents will be paid prior to vesting. PSAs will vest following the end of the three-year performance cycle if the performance conditions are met, subject to continued employment. The vesting of PSAs may be accelerated or otherwise subject to special treatment in the event of retirement, death or disability or a qualifying termination following a change in control, as described in the section below titled "Potential Payments as a Result of Termination or Change in Control (CIC)".

Stock Options

Stock Options represent an opportunity to buy shares of Allstate common stock at a fixed exercise price at a future date. Stock Options align the interests of executives with long-term shareholder value since the stock price must appreciate from the grant date for the executives to earn compensation.

Under the 2019 Equity Incentive Plan, the exercise price cannot be less than the closing price of a share on the grant date. Stock option repricing is not permitted.

All Stock Option awards have been made in the form of non-qualified stock options. The options granted to the named executives become vested and exercisable over a period of three years. One-third of the stock options become vested and exercisable on each of the first three anniversaries of the grant date, subject to continued employment through each anniversary date. The vesting of options may be accelerated or otherwise subject to special treatment in the event of retirement, death or disability or a qualifying termination following change in control, as described in the section below titled "Potential Payments as a Result of Termination or Change in Control (CIC)". All of the options expire ten years from the grant date, unless an earlier date has been approved by the committee in connection with certain change in control situations or other special circumstances such as retirement, termination, death or disability, as described in the section below titled "Potential Payments as a Result of Termination or Change in Control (CIC)".

Restricted Stock Units (RSUs)

RSUs represent a promise to transfer shares of common stock in the future upon vesting. Vested RSUs will be converted into shares of Allstate common stock and dividend equivalents accrued on these shares will be paid in cash. No dividend equivalents will be paid prior to vesting. RSUs will vest in three equal annual installments, subject to continued employment. The vesting of RSUs may be accelerated or otherwise subject to special treatment in the event of retirement, death or disability or a qualifying termination following a change in control, as described in the section below titled "Potential Payments as a Result of Termination or Change in Control (CIC)".

Outstanding Equity Awards at Fiscal Year-end 2025

The following table summarizes the outstanding equity awards of the named executives as of December 31, 2025.

Name	Option Grant Date	Option Awards[1]				Stock Award Grant Date	Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)[2]	Number of Securities Underlying Unexercised Options Unexercisable (#)[2]	Option Exercise Price ($)	Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)[6]
Mr. Wilson	02/09/2017	248,447		78.35	02/09/2027					
	02/22/2018	227,406		92.80	02/22/2028					
	02/08/2019	269,746		92.46	02/08/2029					
	02/19/2020	240,710		124.26	02/19/2030					
	02/18/2021	277,205		105.08	02/18/2031					
	02/17/2022	204,647		122.64	02/17/2032					
	02/16/2023	105,223	52,612	137.10	02/16/2033	02/16/2023	85,863	17,872,383		
	02/21/2024	39,928	79,856	159.17	02/21/2034	02/21/2024			138,860	28,903,709
	02/24/2025	—	93,349	188.75	02/24/2035	02/24/2025			112,000	23,312,800
Mr. Dugenske	02/08/2019	20,081		92.46	02/08/2029					
	02/19/2020	55,055		124.26	02/19/2030					
	02/18/2021	69,169		105.08	02/18/2031					
	02/17/2022	50,810		122.64	02/17/2032					
	02/16/2023	24,005	12,003	137.10	02/16/2033	02/16/2023	19,588	4,077,242		
	02/21/2024	6,270	12,540	159.17	02/21/2034	02/21/2024	3,116	648,595	28,036	5,835,693
	02/24/2025	—	12,055	188.75	02/24/2035	02/24/2025	3,099	645,057	18,596	3,870,757
						10/03/2025	4,743	987,255		
Mr. Merten	02/17/2022	12,879		122.64	02/17/2032					
	10/05/2022	2,602		133.00	10/05/2032					
	02/16/2023	19,373	9,687	137.10	02/16/2033	02/16/2023	15,809	3,290,643		
	02/21/2024	6,069	12,140	159.17	02/21/2034	02/21/2024	3,016	627,780	27,140	5,649,191
	02/24/2025	—	14,013	188.75	02/24/2035	02/24/2025	3,603	749,964	21,616	4,499,370
	10/03/2025	—	213	210.82	10/03/2035	10/03/2025	54	11,240	324	67,441
Mr. Rizzo	2/22/2018	18,578		92.80	02/22/2028					
	2/8/2019	56,225		92.46	02/08/2029					
	2/19/2020	47,213		124.26	02/19/2030					
	2/18/2021	59,049		105.08	02/18/2031					
	2/17/2022	42,898		122.64	02/17/2032					
	10/5/2022	964		133.00	10/05/2032					
	2/16/2023	24,005	12,003	137.10	02/16/2033	2/16/2023	19,588	4,077,242		
	2/21/2024	7,376	14,753	159.17	02/21/2034	2/21/2024	3,665	762,870	32,984	6,865,620
	2/24/2025	—	14,837	188.75	02/24/2035	2/24/2025	3,815	794,092	22,888	4,764,137
	10/3/2025	—	224	210.82	10/3/2035	10/3/2025	57	11,865	342	71,187
Ms. Carter	06/04/2025	—	4,578	206.79	06/04/2035	06/04/2025	1,194	248,531		
						06/04/2025	10,881	2,264,880	7,162	1,490,770
Mr. Jeevanjee	02/16/2023	9,285	4,643	137.10	02/16/2033	02/16/2023	7,577	1,577,153		
	09/06/2023	622	311	107.93	09/06/2033	09/06/2023	483	100,536		
	02/21/2024	3,035	6,070	159.17	02/21/2034	02/21/2024	1,508	313,890	13,570	2,824,596
	02/24/2025	—	6,594	188.75	02/24/2035	02/24/2025	1,695	352,814	10,172	2,117,302
						10/03/2025	7,115	1,480,987		

(1) Options vest in three equal annual installments beginning on the first anniversary of the grant date, subject to continued employment. Grant dates for unexercisable options are: 2/16/23, 9/6/23, 2/21/24, 2/24/25, 6/4/25, and 10/3/25. Vesting may be accelerated as described under "Potential Payments as a Result of Termination or Change in Control (CIC)." The exercise price is the closing price of Allstate common stock on the grant date

(2) The aggregate value and aggregate number of exercisable and unexercisable in-the-money options as of December 31, 2025, for each of the named executives are as follows:

	Exercisable		Unexercisable	
Name	Aggregate Number (#)	Aggregate Value ($)	Aggregate Number (#)	Aggregate Value ($)
Mr. Wilson	1,613,312	165,382,431	225,817	9,460,400
Mr. Dugenske	225,390	20,428,407	36,598	1,700,889
Mr. Merten	40,923	2,970,535	35,840	1,554,731
Mr. Rizzo	256,308	24,502,006	41,593	1,863,253
Ms. Carter	—	—	4,578	6,226
Mr. Jeevanjee	12,942	870,690	17,618	786,286

(3) Restricted stock units (RSUs) vest in three equal annual installments on the first three anniversaries of the grant date, subject to continued employment. Remaining vesting dates for these awards are as follows: 2023 grants, 2/16 of 2024, 2025, and 2026; 2024 grants, 2/21 of 2025, 2026, and 2027; 2025 grants, 2/24, 6/4, and 10/3 of 2026, 2027, and 2028. Vesting may be accelerated as described under "Potential Payments as a Result of Termination or Change in Control (CIC)". The vesting of RSUs may be accelerated or otherwise subject to special treatment in the circumstances described in the section below titled "Potential Payments as a Result of Termination or Change in Control (CIC)". The PSAs reported in this column vested at the end of a three-year performance period ending on December 31, 2025, with vesting subject only to a service-based condition through the third anniversary of the grant date, February 16, 2026.

(4) Amount is based on the closing price of our common stock of $208.15 on December 31, 2025.

(5) The PSAs reported in this column vest following the end of a three-year performance period ending on the third anniversary of the grant date, subject to the achievement of specified performance conditions. The number of shares that ultimately vest may range from 0 to 200% of the target depending on actual performance during the three-year performance period. The vesting of PSAs may be accelerated or otherwise subject to special treatment in the circumstances described in the section below titled "Potential Payments as a Result of Termination or Change in Control (CIC)". For a description of the PSAs and the performance measures used, see pages 58-60 and pages 85-86. The number of PSAs reflected in this column for the 2024 and 2025 awards is the number of shares that would vest if the maximum level of performance is achieved. Final payouts under the PSAs will not be known until the respective performance period is completed.

(6) Amount is based on maximum level of performance for both 2024 and 2025 PSAs, using the closing price of our common stock of $208.15 on December 31, 2025.

Option Exercises and Stock Vested During 2025

The following table summarizes the options exercised by the named executives during 2025 and the PSAs or RSUs that vested during 2025.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)[2]	Value Realized on Vesting ($)[3]
Mr. Wilson	295,324	42,565,048	32,663	6,128,559
Mr. Dugenske	0	0	9,667	1,810,752
Mr. Merten	40,102	2,716,415	5,697	1,078,436
Mr. Rizzo	6,020	649,197	8,878	1,666,785
Ms. Carter	0	0	0	0
Mr. Jeevanjee	0	0	5,864	1,117,275

(1) The dollar amount realized upon exercise of the option is determined based on the difference between the market price of the underlying securities at exercise and the exercise price of the options.

(2) Includes the first tranche of the RSUs granted to our NEOs in fiscal year 2024 that vested on February 21, 2025.

(3) The dollar amount realized upon vesting is determined by multiplying the number of shares of Allstate common stock underlying the PSAs by the market value of such underlying shares on the vesting date.

Retirement Benefits

The following table provides information about the pension plans in which the named executives participate. Each of the named executives, other than Ms. Carter, participates in the Allstate Retirement Plan (ARP) and the Supplemental Retirement Income Plan (SRIP). Ms. Carter will be eligible to participate in both the ARP and SRIP when she attains one year of service with Allstate on May 11, 2026.

Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[(1)(2)]	Payments During Last Fiscal Year ($)
Mr. Wilson	ARP	32.8	1,315,874	0
	SRIP	32.8	19,421,654	0
Mr. Dugenske	ARP	8.8	95,683	0
	SRIP	8.8	646,958	0
Mr. Merten	ARP	14.0	152,789	0
	SRIP	14.0	420,110	0
Mr. Rizzo	ARP	36.9	1,250,812	0
	SRIP	36.9	1,449,682	0
Ms. Carter	ARP	0.6	—	0
	SRIP	0.6	—	0
Mr. Jeevanjee	ARP	5.5	56,576	0
	SRIP	5.5	101,412	0

[(1)] The present value of the accumulated benefit was determined using the same measurement date (December 31, 2025) and material assumptions that we use for year-end financial reporting purposes, as set forth in Note 17 to our audited financial statements for 2025, which are incorporated by reference herein, except that we made no assumptions for early termination, disability or pre-retirement mortality. Other assumptions include the following:

- Retirement at the normal retirement age as defined in the plans (age 65), or immediately for participants over age 65 at the measurement date.
- Discount rate of 5.56%.

Other assumptions for the final average pay formula include the following:

- ARP benefits are assumed to be paid 80% as a lump sum, 10% as a life annuity and 10% as a joint and survivor annuity.
- ARP and SRIP benefits are converted to a lump sum. For participants assumed to commence their benefits in 2026, the assumed lump sum conversion interest rates are based on 100% of the average corporate bond segmented yield curve from August 2025. Specifically, the rates are 4.20% for the first 5 years, 5.29% for the next 15 years and 6.08% thereafter. For participants assumed to commence their benefits after 2026, the lump sum conversion interest rate is assumed to be 5.21%.
- Lump-sum calculations were performed using the 2026 Internal Revenue Code Section 417(e)(3) mortality tables with a static projection from 2026 to each future year using the adjusted MP-2021 projection scale.
- Annuity calculations were performed using the Pri-2012 white-collar mortality table for healthy retirees projected generationally from 2012 with the MP-2021 projection scale.

Other assumptions for the cash balance formula include the following:

- ARP benefits are assumed to be paid as a lump sum.
- Accounts were projected to retirement using the actual interest crediting rate for ARP and SRIP for 2026, specifically the average 30-year Treasury rate from August 2025 of 4.87%. After 2026, accounts are projected using the spot 30-year Treasury rate as of December 31, 2025 of 4.84%.

The amounts set forth in this column are estimates based on the assumptions set forth above and do not necessarily reflect the actual amounts that will be paid to participants, which will be known at the time they become eligible for payment under the applicable plan.

(2) The following table shows the lump sum present value of the non-qualified pension benefits for each named executive earned through December 31, 2025, if the named executive's employment terminated on the earlier of that date. Ms. Carter was not a participant in the ARP or the SRIP and, therefore, had not accrued a vested benefit under either plan as of December 31, 2025.

Name	Plan Name	Lump Sum Amount ($)
Mr. Wilson	SRIP	19,421,654
Mr. Dugenske	SRIP	670,053
Mr. Merten	SRIP	460,644
Mr. Rizzo	SRIP	1,510,509
Ms. Carter	SRIP	—
Mr. Jeevanjee	SRIP	103,782

The amount shown is based on the lump sum methodology used by ARP and SRIP in 2026. The lump sum conversion interest rates are based on 100% of the average corporate bond segmented yield curve from August 2025. Specifically, the rates are 4.20% for the first 5 years, 5.29% for the next 15 years and 6.08% thereafter. The mortality table used for 2026 is the Internal Revenue Code Section 417(e)(3) mortality table for 2026.

Allstate Retirement Plan (ARP)

- The ARP provides a guaranteed retirement benefit to participants based on compensation and service. The ARP is funded entirely by Allstate, with contributions made to a trust from which benefits are paid.

- Prior to January 1, 2014, participants accrued benefits under either the final average pay formula or the cash balance formula, depending on hire date or participant election. Only Messrs. Wilson and Rizzo have accrued benefits under the final average pay formula.

- Final average pay benefits were frozen as of December 31, 2013 to align with competitive market practices, support internal benefit equity, and manage long-term plan costs.

- Effective January 1, 2014, all eligible participants accrue benefits exclusively under the cash balance formula.

Final Average Pay Formula — Frozen as of 12/31/13

- Benefits were earned as a straight life annuity payable at age 65, the normal retirement age under the ARP.

- Messrs. Wilson and Rizzo have benefits composed of a Base Benefit and an Additional Benefit:

  - Base Benefit equals 1.55% of average annual compensation multiplied by credited service from 1989 through 2013.

  - Additional Benefit equals 0.65% of the amount by which average annual compensation exceeds covered compensation, multiplied by credited service from 1989 through 2013.

- Covered compensation is the average Social Security taxable wage base over the 35-year period ending in the year the participant reaches Social Security retirement age.

- Mr. Wilson is eligible for an unreduced benefit due to service beyond age 65.

- Mr. Rizzo is eligible for early retirement benefits subject to actuarial reductions:

  - Base Benefit is reduced 4.8% for each year payments commence prior to age 65.

  - Additional Benefit is reduced 8% per year for commencement between ages 62 and 65, and 4% per year between ages 55 and 62.

  - Reductions are prorated monthly based on age at actual commencement date.

Cash Balance Formula — For All Participants Beginning 1/1/14

- All named executives earned cash balance benefits during 2025, except Ms. Carter, who will become eligible on May 11, 2026, upon completing one year of service.

- Participants receive annual pay credits and interest credits to a hypothetical account.

- Pay credits range from 3% to 5% of eligible annual compensation, based on years of vesting service.

- Interest credits are based on the IRS-published interest crediting rate for the plan year.

- The current interest crediting rate is set annually and reflects the average yield on 30-year U.S. Treasury securities for August of the preceding year.

Supplemental Retirement Income Plan (SRIP)

- The SRIP provides an additional defined benefit to ARP-eligible employees whose compensation or benefit amount exceeds federal compensation limits. SRIP benefits are determined by:
  - Calculating the benefit that would be payable under the ARP formulas without application of IRS limits.
  - Subtracting the benefit actually payable under the ARP after applying those limits.
- The SRIP uses age 65 as the normal retirement age.
- Early retirement eligibility under the ARP also provides eligibility under the SRIP.
- SRIP benefits are unfunded and paid from Allstate's general assets.

Credited Service

- No named executive receives additional credited service beyond actual service with Allstate or its predecessors.
- Mr. Wilson has 32.8 years of combined service with Allstate and Sears, Roebuck and Co., and a portion of his benefit will be paid from the Sears pension plan.
- Consistent with treatment for other employees with Sears service at the time of the 1995 spin-off:
  - Mr. Wilson's final average pay benefits under the ARP and SRIP are calculated as if all combined Sears-Allstate service had been with Allstate through December 31, 2013.
  - The resulting benefits are reduced by amounts earned under the Sears plan.

Eligible Compensation

- Under the ARP and SRIP, eligible compensation includes base salary, annual cash incentive awards, and select other forms of compensation permitted under the plans.
- Compensation excludes long-term cash incentive awards and compensation associated with equity awards.
- Compensation recognized under the ARP is subject to IRS limitations.
- For final average pay participants, average annual compensation reflects the highest five consecutive calendar years within the ten-year period ending December 31, 2013.

Payment Options

- The ARP provides lump-sum, straight life annuity, and joint and survivor annuity payment options.
- Lump-sum values for final average pay benefits are calculated using interest rates and mortality assumptions prescribed under the Internal Revenue Code.
- Cash balance benefits are generally payable as a lump sum equal to the participant's hypothetical account balance.
- SRIP benefits are paid solely as a lump sum using the same interest and mortality assumptions as the ARP.

Timing of Payments

- Participants vest in ARP and SRIP normal retirement benefits after three years of service or upon reaching age 65, whichever occurs first.
- Final average pay benefits are payable at age 65, with reduced early retirement benefits available beginning at age 55 for participants with at least 20 years of vesting service.
- Participants with cash balance benefits and at least three years of vesting service receive a lump-sum distribution equal to their account balance upon termination.
- The following SRIP payment dates assume a retirement or termination date of December 31, 2025:
  - Mr. Wilson's SRIP benefits earned prior to 2005 would become payable as early as January 1, 2026. Benefits earned after 2004 would be paid on July 1, 2026, or following death.
  - Messrs. Rizzo's, Dugenske's and Jeevanjee's SRIP benefits would be paid on July 1, 2026, or following death. As noted above, Mr. Rizzo is eligible for early retirement benefits (subject to actuarial reductions).
  - Mr. Merten's SRIP benefits would be paid on January 1, 2030, or following death.
  - Ms. Carter's SRIP benefits would be $0 as she has not fulfilled the service requirements as of December 31, 2025.

Non-Qualified Deferred Compensation at Fiscal Year-end 2025

The following table summarizes the non-qualified deferred compensation contributions, earnings and account balances of our named executives in 2025. All amounts relate to The Allstate Corporation Deferred Compensation Plan.

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[2]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[2]
Mr. Wilson	0	0	315,669	0	2,363,216
Mr. Dugenske	0	0	0	0	0
Mr. Merten	0	0	0	0	0
Mr. Rizzo	1,628,903	0	604,502	0	6,488,950
Ms. Carter	0	0	0	0	0
Mr. Jeevanjee	0	0	0	0	0

[1] For Mr. Rizzo, Executive Contributions for fiscal year 2025 are reported in the "Salary" column for 2025 in the *Summary Compensation* Table.

[2] Aggregate earnings were not included in the named executive's compensation in the last completed fiscal year in the *Summary Compensation* Table.

In order to remain competitive with other employers, we allow the named executives and other employees whose annual compensation exceeds the amount specified in the Internal Revenue Code ($350,000 in 2025), to defer under the Deferred Compensation Plan up to 80% of their salary and/or up to 100% of their annual cash incentive award that exceeds the Internal Revenue Code limit. Allstate does not match participant deferrals and does not guarantee a stated rate of return.

Deferrals under the Deferred Compensation Plan are credited with earnings or debited for losses based on the results of the notional investment option or options selected by the participants. The notional investment options available in 2025 under the Deferred Compensation Plan are: stable value, S&P 500, international equity, Russell 2000, mid-cap and bond funds. Under the Deferred Compensation Plan, deferrals are not actually invested in these funds, but instead are credited with earnings or debited for losses based on the funds' investment returns. Because the rate of return is based on actual investment measures in our 401(k) plan, no above-market earnings are credited, recorded or paid. Our Deferred Compensation Plan and 401(k) plan allow participants to change their investment elections daily, subject to certain trading restrictions.

The Deferred Compensation Plan is unfunded so Allstate does not set aside funds for the plan in a trust or otherwise. Participants have only the rights of general unsecured creditors and may lose their balances in the event of the company's bankruptcy. Account balances are 100% vested at all times.

An irrevocable distribution election is required before making any deferrals into the Deferred Compensation Plan. Generally, a named executive may elect to begin receiving a distribution of his or her account balance immediately upon separation from service or in one of the first through fifth years after separation from service or, for amounts deferred on or after January 1, 2018, in the fifth year after separation from service. The earliest distribution date for deferrals made on or after January 1, 2005 and earnings and losses on these amounts, is six months following separation from service. The named executive may elect to receive payment in a lump sum or in annual cash installment payments over a period of two to ten years, or, for amounts deferred on or after January 1, 2018, over a period of up to five years. In addition, a named executive may elect an in-service withdrawal of his or her entire balance earned and vested prior to January 1, 2005 and earnings and losses on these amounts, subject to forfeiture of 10% of such balance. A named executive may also elect an in-service withdrawal of all or a portion of the deferrals he or she made on or after January 1, 2018, together with earnings and losses on those amounts. Upon proof of an unforeseen emergency, a plan participant may be allowed to access certain funds in a deferred compensation account earlier than the dates specified above.



Potential Payments as a Result of Termination or Change in Control (CIC)

The following table lists the compensation and benefits that Allstate would generally provide to the named executives in various scenarios involving a termination of employment, other than compensation and benefits generally available to salaried employees. The table describes equity granting practices for the 2025 equity incentive awards. Relevant prior practices are described in the footnotes.

Compensation Elements	Termination Scenarios				
	Termination[1]	Retirement	Termination due to Change in Control[2]	Death	Disability
Base Salary	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately
Severance Pay	None	None	Lump sum is equal to two times base salary and annual incentive at target[3]	None	None
Annual Incentive[4]	Forfeited	Prorated for the year and subject to discretionary adjustments[5]	Prorated at target (reduced by any amounts actually paid)	Prorated for the year and subject to discretionary adjustments	Prorated for the year and subject to discretionary adjustments
Stock Options[4][6]	Unvested awards are forfeited, and vested awards expire at the earlier of three months after termination or normal expiration date	Awards granted more than 12 months before, and pro rata portion of award granted within 12 months of retirement, continue to vest. Awards granted in 2025 and later expire at normal expiration date[7]	Awards vest upon qualifying termination after a CIC	Awards vest immediately and expire at earlier of two years after termination or normal expiration date	Awards vest immediately and expire at earlier of two years after termination or normal expiration date
Restricted Stock Units[4][6]	Forfeited	Awards granted more than 12 months before, and pro rata portion of awards granted within 12 months of retirement, continue to vest[7]	Awards vest upon qualifying termination after a CIC	Awards vest and are payable immediately	Awards vest and are payable immediately



Compensation Elements	Termination Scenarios				
	Termination[1]	Retirement	Termination due to Change in Control[2]	Death	Disability
Performance Stock Awards[4][6]	Forfeited	Awards granted more than 12 months before, and pro rata portion of awards granted within 12 months of retirement, continue to vest and are paid out based on actual performance[6]	Awards vest based on performance upon a qualifying termination after a CIC[7]	Awards vest and are payable immediately[8]	Awards vest and are payable immediately[8]
Non-Qualified Pension Benefits[9]	Distributions commence per plan	Distributions commence per plan	Immediately payable upon a CIC for Mr. Wilson; distributions commence per plan for other NEOs	Distributions commence per plan	Participant may request payment if age 50 or older
Deferred Compensation[10]	Distributions commence per participant election	Distributions commence per participant election	Immediately payable upon a CIC for Mr. Wilson; distributions commence per participant election for other participating NEOs	Payable within 90 days	Distributions commence per participant election
Health, Welfare and Other Benefits	None	None	Outplacement services provided; lump sum payment equal to additional cost of welfare benefits continuation coverage for 18 months[11]	None	Pre-age 65 Supplemental Long Term Disability benefits if enrolled in basic long-term disability plan

(1) Includes both voluntary and involuntary termination other than due to retirement, change in control, death or disability, which are addressed in separate columns. Examples of an involuntary termination independent of a change in control include performance-related terminations; terminations for employee dishonesty and violation of Allstate rules, regulations or policies; and terminations resulting from lack of work, rearrangement of work or reduction in force. In the event a recipient involuntarily terminates without cause or due to a reduction in force, stock options granted in 2025 and later expire upon the earlier of normal expiration and 15 months after termination. In such instances stock options, restricted stock and performance share units are also pro-rated based on time worked over the remaining vesting period, subject to the named executive's execution of a general release of claims in favor of the company.

(2) In general, a change in control is one or more of the following events: (1) any person acquires 30% or more of the combined voting power of Allstate common stock within a 12-month period; (2) any person acquires more than 50% of the combined voting power of Allstate common stock; (3) certain changes are made to the composition of the Board; or (4) the consummation of a merger, reorganization or similar transaction. These triggers were selected because any of these could cause a substantial change in management in a widely held company the size of Allstate. A qualifying termination of employment is any termination of the named executive's employment by the employer, other than for cause, death or disability. Effective upon a change in control, the named executives become subject to covenants prohibiting solicitation of employees, customers and suppliers until one year after termination of employment. If a named executive incurs legal fees or other expenses in an effort to enforce the change in control plan, Allstate will reimburse the named executive for these expenses unless it is established by a court that the named executive had no reasonable basis for the claim or acted in bad faith.

(3) Under the company's Change in Control Severance Plan, severance benefits would be payable if a named executive's employment is terminated either by Allstate without cause or by the executive for good reason as defined in the plan during the two years following the change in control. Cause means the named executive has been convicted of a felony or other crime involving fraud or dishonesty, has willfully or intentionally breached the restrictive covenants in the change in control plan, has habitually neglected his or her duties or has engaged in willful or reckless material misconduct in the performance of his or her duties. Good reason includes a material diminution in a named executive's base compensation, authority, duties or responsibilities, or a material change in the geographic location where the named executive performs services.

(4) Named executives who receive an equity award or an annual cash incentive award are subject to a non-solicitation covenant while they are employed and for the one-year period following termination of employment. If a named executive violates the non-solicitation covenant, to the extent permitted by applicable law, compensation provided to the named executive (including cancellation of outstanding awards or recovery of all or a portion of any gain realized upon vesting, settlement or exercise of an award, or recovery of all or a portion of any proceeds resulting from any disposition of shares received pursuant to an award) may be recovered if the vesting, settlement or exercise of the award, or the receipt of the sale proceeds, occurred during the 12-month period prior to the violation.

[5] Retirement for purposes of the Annual Executive Incentive Plan is defined as termination on or after the date the named executive attains age 55 with at least 10 years of service or age 60 with five years of service. Named executives who receive an equity award are subject to a non-compete provision for the one-year period following termination of employment. If a named executive violates the non-competition covenant, to the extent permitted by applicable law, any or all of the named executive's outstanding awards that remain subject to a period of restriction or other performance or vesting condition as of the date on which the named executive first violated the non-competition provision may be canceled.

[6] Retirement definitions and treatment for purposes of stock options, restricted stock units and performance stock awards are as follows:

Definition	Normal Retirement: age 55 with 10 years of service or age 60 with at least five years of service
Treatment	• Unvested awards not granted within 12 months of retirement continue to vest.
	• Prorated portion of unvested awards granted within 12 months of the retirement date continue to vest.
	• Vested stock options granted prior to 2025 expire at the earlier of five years from the date of retirement or the expiration date of the option. Vested stock options granted in 2025 or later expire upon the expiration date of the option.

[7] The committee will determine the number of PSAs that continue to vest based on actual performance up to the change in control.

[8] For open performance cycles, the payout is based on the target number of PSAs.

[9] See the *Retirement Benefits* section for further detail on non-qualified pension benefits and timing of payments.

[10] See the *Non-Qualified Deferred Compensation at Fiscal Year-end 2025* section for additional information on the Deferred Compensation Plan and distribution options available.

[11] If a named executive's employment is terminated due to death during the two years after the date of a change in control, the named executive's estate or beneficiary will be entitled to survivor and other benefits, including retiree medical coverage, if eligible, that are not less favorable than the most favorable benefits available to the estates or surviving families of peer executives of Allstate. In the event of termination due to disability during the two years after the date of a change in control, Allstate will pay disability and other benefits, including supplemental long-term disability benefits and retiree medical coverage, if eligible, that are not less favorable than the most favorable benefits available to disabled peer executives.

Estimate of Potential Payments Upon Termination[1]

The table below describes the value of compensation and benefits payable to each named executive upon termination that would exceed the compensation or benefits generally available to salaried employees in each termination scenario. The total column in the following table does not reflect compensation or benefits previously accrued or earned by the named executives, such as deferred compensation and non-qualified pension benefits. Benefits and payments are calculated assuming a December 31, 2025 employment termination date and equity awards are calculated using $208.15, the closing fair market value of our common stock on the last trading day of the fiscal year ending December 31, 2025.

Name	Severance ($)	Annual Incentive Plan ($)[2]	Stock Options — Unvested and Accelerated ($)	Restricted Stock Units and Performance Stock Awards — Unvested and Accelerated ($)	Welfare Benefits and Outplacement Services ($)	Total ($)
Mr. Wilson						
Termination due to Retirement[3]	0	5,597,235	9,192,467	42,256,115	0	57,045,817
Termination due to Change in Control[4]	11,800,000 [5]	4,400,342	9,460,400	43,980,638	55,622 [6]	69,697,002
Death	0	5,597,235	9,460,400	43,980,638	0	59,038,273
Disability	0	5,597,235	9,460,400	43,980,638	0	59,038,273
Mr. Dugenske						
Termination due to Retirement[3]	0	0	0	0	0	0
Termination due to Change in Control[4]	5,400,000 [5]	1,791,781	1,700,889	11,211,375	63,175 [6]	20,167,220
Death	0	2,679,145	1,700,889	11,211,375	0	15,591,409
Disability	0	2,679,145	1,700,889	11,211,375	10,675,639 [7]	26,267,048
Mr. Merten						
Termination due to Retirement[3]	0	0	0	0	0	0
Termination due to Change in Control[4]	5,526,000 [5]	1,781,918	1,554,731	9,787,629	63,175 [6]	18,713,453
Death	0	2,266,599	1,554,731	9,787,629	0	13,608,959
Disability	0	2,266,599	1,554,731	9,787,629	20,920,292 [7]	34,529,251
Mr. Rizzo						
Termination due to Retirement[3]	0	2,200,000	1,820,670	10,990,944	0	15,011,614
Termination due to Change in Control[4]	6,308,000 [5]	2,103,973	1,863,253	11,496,541	55,572 [6]	21,827,339
Death	0	2,200,000	1,863,253	11,496,541	0	15,559,794
Disability	0	2,200,000	1,863,253	11,496,541	0	15,559,794
Ms. Carter						
Termination due to Retirement[3]	0	0	0	0	0	0
Termination due to Change in Control[4]	3,150,000 [5]	560,959	6,226	3,258,796	48,889	7,024,870
Death	0	800,000	6,226	3,258,796	0	4,065,022
Disability	0	800,000	6,226	3,258,796	2,277,363 [7]	6,342,385
Mr. Jeevanjee						
Termination due to Retirement[3]	0	0	0	0	0	0
Termination due to Change in Control[4]	2,880,000 [5]	791,781	786,286	6,296,329	63,160 [6]	10,817,556
Death	0	1,200,000	786,286	6,296,329	0	8,282,615
Disability	0	1,200,000	786,286	6,296,329	0	8,282,615

[1]   A "0" indicates either there is no amount payable to the named executive or the amount payable is the same for both the named executives and all salaried employees.

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(2) The 2025 annual incentive plan payment is payable to all named executives as a result of death or disability. In addition, it is payable to Messrs. Wilson and Rizzo in the event of retirement. The amount listed for the annual incentive plan payment upon termination due to a change in control is shown at target in accordance with the Change in Control Severance Plan.

(3) As of December 31, 2025, Messrs. Wilson and Rizzo are eligible to retire in accordance with Allstate's policy and the terms of its equity and annual incentive compensation and benefit plans.

(4) The values in this "Change in Control" row represent amounts paid if both the change in control and qualifying termination (as defined in the applicable plan documents) occurred on December 31, 2025. PSAs are paid out based on actual performance; for purposes of this table, the 2023-2025 cycle is shown at 157.4% of target and the 2024-2026 and 2025-2025 cycles are reflected at target.

Equity awards do not accelerate in the event of a change in control unless also accompanied by a qualifying termination of employment. A change in control also would accelerate the distribution of deferred compensation and SRIP benefits for Messrs. Wilson and Rizzo; deferred compensation and SRIP benefits for the other NEOs are distributed in accordance with the applicable plan terms and participant elections. Please see the Non-Qualified Deferred Compensation at Fiscal Year-end 2025 Table and **footnote 2** to the Pension Benefits Table in the Retirement Benefits section for details regarding the applicable amounts for each named executive.

(5) Represents two times the sum of base salary and target annual incentive in accordance with the Company's Change in Control Severance Plan.

(6) The Welfare Benefits and Outplacement Services amount includes the cost to provide certain welfare benefits to the named executive and family during the period the named executive is eligible for continuation coverage under applicable law. The amount shown reflects Allstate's costs for these benefits or programs assuming an 18-month continuation period. The value of outplacement services is $40,000 for each named executive.

(7) The named executives who participate in the long-term disability plan are eligible to participate in Allstate's supplemental long-term disability plan for employees whose annual earnings exceed the level that produces the maximum monthly benefit provided by the long-term disability plan (basic plan). The monthly benefit is equal to 60% of the named executive's qualified annual earnings divided by twelve and rounded to the nearest $100, reduced by $7,500, which is the maximum monthly benefit payment that can be received under the basic plan. The amount reflected assumes the named executive remains totally disabled until age 65 and represents the present value of the monthly benefit payable until age 65.

Non-GAAP Performance Measures for 2025

The following pages contain descriptions of the non-GAAP performance measures used for executive incentive compensation in fiscal year 2025. They were developed uniquely for incentive compensation purposes and are not reported in our financial statements. The committee has approved the use of non-GAAP measures when appropriate to drive executive focus on particular strategic, operational or financial factors, or to exclude factors over which our executives have little influence or control. The committee monitors compensation estimates during the year based on actual performance on these measures and the internal audit department reviews the final results.

Annual Cash Incentive Award Performance Measures for 2025

We use the following non-GAAP performance measures for the annual cash incentive awards made in respect of fiscal year 2025, as described in the Compensation Discussion and Analysis section of the proxy under "Annual Cash Incentive Awards": Performance Net Income, Property-Liability Growth Matrix, Protection Services and Investments, each of which is defined below. These performance measures may vary from and may not be comparable to, similarly titled measures by other companies in our industry.

Performance Net Income: This measure is used to assess financial performance. Performance Net Income is equal to reported Adjusted Net Income, as defined at the end of the performance year, adjusted to exclude the after-tax effects of restructuring and related charges, underwriting results of the run-off property-liability segment and adjustments for other significant, non-recurring, infrequent or unusual items in excess of $20M after-tax individually.

- Adjustments:
  - Performance Net Income is adjusted to replace actual catastrophe losses with plan catastrophe losses.
  - Performance Net Income is adjusted to reflect a maximum or minimum amount of performance-based net investment income, if after-tax Performance-Based net investment income is less than or exceeds those amounts, respectively. The maximum and minimum amounts are +/- 20% of Performance-Based net investment income used in establishing the target.
  - Actual results are adjusted to be consistent with the financial reporting used in establishing the measure for items exceeding $20M after-tax individually.
  - Actual results are adjusted, if approved by the committee, for other significant, non-recurring, infrequent or unusual items in excess of $20M after-tax individually.
  - Actual results are adjusted to exclude the effects of acquiring and selling businesses including dispositions of business by reinsurance or changes in ownership, impact of unplanned utilization of alternative capital and the impact of share repurchases differing from plan exceeding $20M after-tax individually.
  - Actual results are adjusted to exclude Performance Net Income attributable to Health & Benefits.

Property-Liability Growth Matrix: This measure is used to measure profitable growth within Property-Liability by matrixing the relationship between combined ratio and items in force percent change.

- **Combined Ratio:** As defined in the financial statements, this measures the sum of the loss ratio and the expense ratio. Loss ratio is the ratio of claims and claims expense (loss adjustment expenses) to premium earned. Expense ratio is the ratio of amortization of deferred policy acquisition costs, operating costs and expenses, amortization or impairment of purchased intangibles and restructuring and related charges, less other revenue to premiums earned. Combined Ratio for 2025 annual incentive plan excludes restructuring and related charges, run-off property-liability segment and amortization or impairment of purchased intangibles. Combined Ratio is further adjusted to replace actual catastrophe losses with plan catastrophe losses.

- **Items in Force Percent Change:** The measure is the percent change of Property-Liability items in force as of beginning and end of the performance period.

- **Adjustments:** Actual results (Combined Ratio and/or Items in Force) are adjusted to exclude the effects of acquiring and selling businesses including dispositions of business by reinsurance or change in ownership.

Protection Services

- **Total Premiums Written/Other Revenue:** This measure is used to assess growth within the Protection Services segment and is the sum of the following two measures:
  - Protection Services Premiums Written: The measure is equal to the Protection Services segment's businesses combined net premiums written. Protection Services premiums written are reported in Management's Discussion and Analysis in the Annual Report on Form 10-K.
  - Other Revenue: The measure is equal to Other Revenue from Identity Protection, Arity and Allstate Protection Plans. Other Revenue is reported in Management's Discussion and Analysis in the Annual Report on Form 10-K.

- **Adjustments:**
  - Actual results adjusted using the foreign exchange rate used in establishing the measure when the difference between Protection Services Total Premiums Written/Other Revenue (including actual foreign currency translation) and Protection Services Total Premiums Written/Other Revenue determined using the foreign exchange rate used in establishing the measure, exceeds $15M.

- **Protection Services Performance Income:** Performance income measures the profitability associated with the Business Unit excluding investment income, restructuring, amortization of intangibles, impacts from foreign currency fluctuations and before the impacts of income tax as defined below:
  - Protection Services Premium Earned + Other Revenue – Claims and claims expense – Amortization of deferred policy acquisition costs – Operating costs and expenses (excluding restructuring).

- **Adjustments:**
  - Actual results adjusted to be consistent with the financial reporting used in establishing the measure.
  - Actual results are adjusted to exclude the effects of acquiring and selling business including dispositions of business by reinsurance or change in ownership.
  - Actual results use the foreign exchange rate used in establishing the Plan (in place of the actual foreign currency translation) when the Protection Services Total Premiums Written/Other Revenue measure is adjusted for foreign exchange rates for consistency between measures.

Investments

- **Net Investment Income (NII) including Performance-Based net gains (losses) on investments and derivatives:** This measure is used to assess the financial operating performance provided from Investments. It is equal to NII as reported in the Consolidated Statement of Operations plus performance-based net gains and losses on investments and derivatives and adjustments, if approved by the committee, for other significant, non-recurring, infrequent or unusual items in excess of $30M pre-tax individually.
  - Net Investment Income is adjusted to reflect a maximum and minimum amount of performance-based net investment income and net gains and losses on investments and derivatives (PB income), if the actual PB income is less than or exceeds those amounts, respectively. The maximum and minimum pre-tax amounts are +/- 20%, respectively, of the PB income used in establishing the target.



- **Adjustments:**
  - Actual results are adjusted for the estimated impact of increasing the portfolio's allocation to public equity. The adjustment equals 2.45% multiplied by the five-point quarterly average market-based equity balance in excess of the target year-end 2024 balance of $2,800M (excluding fixed income exchange traded funds).
  - Actual results are adjusted to be consistent with the financial reporting used in establishing the measure for items exceeding $30M pre-tax individually.
  - Actual results are adjusted to exclude the effects of acquiring and selling businesses including dispositions of business by reinsurance or changes in ownership and the impact of share repurchases differing from plan exceeding $30M pre-tax individually.
  - Actual results are adjusted to exclude Investment Income attributable to the Health & Benefits business.

- **Economic Total Return:** This measure is used to assess excess total return generated through active portfolio management relative to passive market indices representing Enterprise's Strategic Asset Allocation (SAA).

- Economic Total Return of the portfolio and SAA benchmark is measured daily using time-weighted total return methodology. The measure reflects day over day change in market value and cash flows (purchase, sales, accrued income, etc.) of individual security and portfolio. Daily portfolio-level and security-level total returns are geometrically linked to calculate multi-period returns (1-year, 3-year, 5-year, etc.).

- SAA benchmark constituent returns are calculated daily by the index provider. SAA benchmark constituents are rebalanced daily to the target allocation weight with few exceptions. Allstate Canada SAA benchmark returns are rebalanced monthly due to systems limitations.

- All investment assets are included in the measurement with few exceptions representing unique circumstances. Pension plan assets, policy loans, deferred compensation hedges, low-income housing tax credits, intercompany loans/investments, strategic investments, corporate real estate, illiquid investments acquired through mergers & acquisitions, collateral posted for derivative contracts and uninvested bank cash are excluded from the measurement. All exclusions are recommended by the Investments Performance Committee and approved by the Corporate Chief Human Resources Officer.

Performance Stock Award Performance Measures for the 2025-2027 Performance Cycle

We use the following non-GAAP performance measures for our PSAs granted in fiscal year 2025, as described in the Compensation, Discussion and Analysis section of the proxy under "Performance Stock Awards, Restricted Stock Units and Stock Options": Three-Year Average Performance Net Income Return on Equity and Relative Total Shareholder Return, each of which is defined below. These performance measures may vary from and may not be comparable to similarly titled measures by other companies in our industry.

Three-Year Average Performance Net Income Return on Equity:

- This measure is used to assess financial performance. Three-year average performance net income return on equity is calculated as the ratio of average performance net income divided by the average common shareholders' equity, excluding total unrealized net capital gains & losses.
  - Performance net income is equal to reported Adjusted Net Income, as defined at the end of each performance year, adjusted to exclude the after-tax effects of restructuring and related charges, underwriting results of the run-off property-liability segment and Health & Benefits segment.
  - Average Performance Net Income is calculated as the average of performance net income, as defined above, for each of the three years in the performance cycle. Average performance net income is adjusted to reflect a maximum or minimum amount of after-tax catastrophe losses, if the average of actual after-tax catastrophe losses in the three-year cycle are more or less than those amounts, respectively. The maximum and minimum pre-tax amounts are +/- 20%, respectively, of catastrophe losses used to establish the target.
  - Average common shareholders' equity excluding total unrealized net capital gains and losses computed as the average of the balance on December 31, 2024 and at the end of each year in the performance cycle.

- **Adjustments:**
  - Actual results are adjusted to be consistent with the financial reporting used in establishing the measure for items exceeding $20M after-tax individually.
  - Actual results are adjusted, if approved by the Committee, for other significant, non-recurring, infrequent or unusual items in excess of $20M after-tax individually.



- Actual results are adjusted to exclude the effects of acquiring and selling businesses including dispositions of business by reinsurance or changes in ownership impacting average performance net income by more than $20M after-tax individually.

Relative Total Shareholder Return:

This is the company's Total Shareholder Return (TSR) relative to the TSR of other peer companies, expressed in terms of the company's TSR percentile rank among the peer companies. Peer companies for the 2025-2027 performance cycle are:

American International Group, Inc.	The Hanover Insurance Group
American Financial Group, Inc.	Kemper Corp
Chubb Limited	The Progressive Corporation
Cincinnati Financial Corporation	The Selective Insurance Group, Inc.
CNA Financial Corporation	The Travelers Companies Inc.
The Hartford Financial Services Group, Inc.	W.R. Berkley Corporation

TSR is determined by dividing (i) the average Adjusted Close Price of the applicable company's stock or applicable index's price over the 20 trading days prior to and including the final day of the performance period (Final Average Adjusted Close Price) minus the Average Adjusted Close Price of the applicable company's stock or applicable index's price over the 20 trading days prior to the first day of the performance period ("Initial Average Adjusted Close Price") by (ii) the Initial Average Adjusted Close Price. In calculating TSR, all dividends are assumed to have been reinvested on the ex-dividend date. If any of the peer companies no longer has a measurable TSR (e.g., delisted or acquired) as of the date of calculation of the TSR by the company following the performance period, such peer company will be removed from the calculation.



Pay Ratio

As required by the Dodd-Frank Act, we are providing information about the relationship of the annual total compensation of our employees to the annual total compensation of Mr. Wilson, our CEO. This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules.

For 2025:

- The annual total compensation of our median employee was $74,782.
- The annual total compensation of our CEO, as reported in the *Summary Compensation* Table in this Proxy Statement, was $22,920,898.
- The ratio of the annual total compensation of Mr. Wilson to our median employee was 306:1.

We followed SEC permitted rules to calculate the ratio and used the following methodology and material assumptions, adjustments and estimates:

December 31, 2025 was selected as the determination date as it enabled us to choose a pay date that aligned across our enterprise.

- As of December 31, 2025, our U.S. and non-U.S. employee population consisted of approximately 53,500 full-time, part-time, seasonal and temporary employees. Employees in all countries were included in the calculation, with the exception of 1,802 employees in Australia, Bermuda, Japan, Korea, Belgium, Norway, Philippines, Singapore, Spain, Malta, and the United Kingdom (39, 3, 24, 3, 4, 1, 2, 5, 1, 2 and 1,718 in each jurisdiction, respectively), which represent, in the aggregate, less than 5% of the company's total employee population and were therefore excluded from the calculation pursuant to the *de minimus* exemption under the SEC rules.

- The Allstate agent population was excluded since they are not employees of Allstate or its subsidiaries.

- Total cash compensation (base salary plus incentive compensation) as shown in the company's records was selected as the most appropriate and consistently applied compensation measure to determine the median worker since equity awards are not broadly distributed among the employee population.

- Employee compensation was measured using a twelve-month look-back period ending December 31, 2025.

- Permanent employees hired in 2025 that did not work for the entire period had their compensation adjusted as if they were employed for the entire twelve-month period.

- For non-U.S. employees, an annual average was used for each of the exchange rates.

- After identifying the median employee based on total cash compensation, annual total compensation was calculated for that person using the same methodology used for the named executives in the *Summary Compensation* Table on **page 69**.

- As noted above, the median employee's annual total compensation was $74,782. The median employee was an Underwriting Senior Consultant in the United States with total cash compensation of $72,425 and a change in pension value of $2,357.

The SEC rules for identifying the median of our employees and calculating the pay ratio allow companies to use a variety of methodologies to apply certain exclusions and to make reasonable estimates and assumptions that reflect a company's employee population and compensation practices. For that reason, the pay ratio reported by other companies may not be comparable to the pay ratio reported above. Neither the Compensation and Human Capital Committee nor management of the company used the pay ratio measure in making compensation decisions.

Pay Versus Performance Table

As required by the SEC rules and in accordance with Item 402(v) of Regulation S-K, the following table sets forth compensation information for our Principal Executive Officer (PEO) and Non-PEO NEOs and company performance against key financial performance measures of the company for the fiscal years shown. For additional information regarding Allstate's pay for performance philosophy and how the company aligns NEO compensation, refer to the CD&A beginning on **page 47**.

Compensation actually paid (CAP) has been calculated in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect the actual amount of compensation earned, realized or received by the company PEO and Non-PEO NEOs. These amounts reflect the *Summary Compensation* Table Total with certain adjustments as described below, for the years represented:

- Less actuarial present value of accumulated pension benefits
- Less aggregate grant date fair value of stock and option awards
- Addition of pension service cost
- Increased or decreased by the value of:
  - Fair value of equity measures granted during the fiscal year
  - Fair value of equity awards vested or outstanding that were granted in prior fiscal years

For additional details see Footnote 2.

Year	Summary Compensation Table Total for PEO ($)[1]	Compensation Actually Paid to PEO ($)[2][3]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[1]	Average Compensation Actually Paid to Non-PEO NEOs ($)[2]	Value of Initial Fixed $100 Investment Based On:[3]		Net Income ($ in millions)[4]	Performance Net Income ($ in millions)[5]
					Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)		
2025	$22,920,898	$45,082,152	$6,533,544	$8,924,091	$214	$214	$10,165	$8,634
2024	$26,744,295	$57,020,722	$7,595,989	$13,148,908	$194	$200	$4,550	$5,213
2023	$16,487,957	$8,025,133	$4,477,500	$2,968,301	$138	$158	$(316)	$1,122
2022	$15,005,001	$30,035,131	$3,498,306	$4,852,665	$130	$149	$(1,416)	$(426)
2021	$19,066,920	$27,585,626	$5,548,209	$7,666,840	$110	$131	$1,485	$3,689

[1] The totals reflected align with (i) for the PEO, the amounts of total compensation reported in the *Summary Compensation* Table for the PEO and (ii) for the Non-PEO NEOs, the average of the amounts of total compensation reported in the *Summary Compensation* Table for such Non-PEO NEOs, as shown on **page 69**. Mr. Wilson served as Chair, President and CEO for each fiscal year reported and is therefore represented as the PEO for each such fiscal year. The Non-PEO NEOs column represents Allstate's named executives for each respective year. The employees comprising the Non-PEO NEOs for each year are noted below:

2025	2024	2023	2022	2021
Jesse Merten	**Jesse Merten**	**Jesse Merten**	**Mario Rizzo**	**Glenn Shapiro**
Mario Rizzo	**Mario Rizzo**	**John Dugenske**	**Glenn Shapiro**	**Don Civgin**
John Dugenske	**John Dugenske**	**Suren Gupta**	**Don Civgin**	**John Dugenske**
Andréa Carter	**Christine DeBiase**	**Mario Rizzo**	**John Dugenske**	**Mario Rizzo**
Zulfikar Jeevanjee			**Jesse Merten**	
			Suren Gupta	
			Bob Toohey	

[2] Compensation actually paid (CAP) has been calculated in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect the actual amount of compensation earned, realized or received by the company PEO and Non-PEO NEOs. These amounts reflect the *Summary Compensation* Table Total with certain adjustments as described below, for the years represented. Equity values for purposes of calculating CAP were determined in accordance with FASB ASC Topic 718. The valuation methodologies and assumptions used to calculate the equity values included in CAP are based on our grant date fair value of the equity awards as disclosed in the company's audited financial statements for the applicable fiscal year. Awards subject to performance conditions were calculated based on the probable outcome of such conditions as of December 31, 2025.



Compensation Actually Paid Component	2025		2024		2023		2022		2021	
	PEO	Non-PEO	PEO	Non-PEO	PEO	Non-PEO	PEO	Non-PEO	PEO	Non-PEO
Summary Compensation Table (SCT) Total	$ 22,920,898	$ 6,533,544	$26,744,295	$ 7,595,989	$16,487,957	$4,477,500	$15,005,001	$3,498,306	$19,066,920	$5,548,209
Deduction: SCT aggregate change in actuarial present value of accumulated pension benefits	$ —	$ (179,976)	$ (596,827)	$ (89,894)	$ —	$ (119,512)	$ —	$ (51,781)	$ (697,929)	$ (65,931)
Deduction: SCT Aggregate Grant Date Fair Value of Stock Awards	$(10,886,400)	$ (3,058,455)	$(11,899,608)	$(2,930,250)	$(7,883,165)	$(1,973,067)	$ (6,868,175)	$(1,523,242)	$ (6,335,804)	$(1,617,742)
Deduction: SCT Aggregate Grant Date Fair Value of Option Awards	$ (4,530,227)	$ (515,079)	$(4,736,259)	$ (692,682)	$(4,986,008)	$(1,010,746)	$ (4,293,494)	$ (871,876)	$ (4,304,994)	$(1,099,217)
Addition: Pension Service Cost	$ 234,965	$ 47,996	$ 119,162	$ 46,330	$ 161,803	$ 50,465	$ 235,050	$ 46,723	$ 238,310	$ 62,348
Addition: Change as of the vesting date in fair value, (from the end of prior fiscal year) of equity awards granted in prior fiscal years for which all applicable vesting conditions were satisfied at the end or during the covered fiscal year	$ 1,800,213	$ 105,750	$ 3,988,836	$ 636,475	$(2,085,752)	$ (344,544)	$ 3,039,030	$ 521,581	$ (454,767)	$ (110,761)
Addition: Change in fair value, as of the end of the covered fiscal year, of equity awards granted in any prior fiscal year that are outstanding and unvested at year-end	$ 10,668,119	$ 1,391,941	$20,074,587	$ 3,659,065	$(7,028,704)	$(1,309,355)	$ 7,695,232	$1,338,444	$ 6,922,985	$1,592,057
Addition: Fair value, at the end of the covered fiscal year, of equity awards granted during the fiscal year that are outstanding and unvested at year-end	$ 24,874,584	$ 4,598,371	$23,326,536	$ 4,923,875	$13,359,001	$3,197,559	$15,222,487	$2,083,563	$13,150,905	$3,357,877
Deduction: Fair value, at the end of prior fiscal year, of equity awards granted in any prior fiscal year that failed to meet the applicable vesting conditions during the covered fiscal year	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ (189,054)	$ —	$ —
Compensation Actually Paid	**$45,082,152**	**$ 8,924,091**	**$57,020,722**	**$13,148,908**	**$8,025,133**	**$2,968,301**	**$30,035,131**	**$4,852,665**	**$27,585,626**	**$7,666,840**

(3)   These totals were calculated in the same manner as required under Item 201 (e) of Regulation S-K. The Total Shareholder Return (TSR) represents the cumulative return on a fixed investment of $100 in the common stock (including reinvested dividends) of (a) the company and (b) its peer group, respectively, for the period starting January 1, 2021, through the last day of the listed fiscal year. Our peer group used for the TSR calculation is the same as our compensation benchmarking peer group: AFLAC Inc.; American International Group, Inc.; AON plc; Chubb Limited; The Hartford Financial Services Group, Inc.; Humana Inc.; Manulife Financial Corporation; Marsh & McLennan; MetLife, Inc.; The Progressive Corporation; Prudential Financial Inc.; and The Travelers Companies Inc.

(4)   These amounts represent the amount of net income reflected in the company's audited financial statements for the applicable fiscal year.

(5)   As required pursuant to Item 402(v) of Regulation S-K, we determined Performance Net Income to be our most important financial performance measure used to link CAP of our NEOs in fiscal year 2025 to company performance. See "Non-GAAP Performance Measures for 2025" for a description of this performance measure.



Financial Performance Measures: The Allstate executive compensation programs reflect the pay-for-performance culture and supports shareholder alignment while also incentivizing our executives as noted throughout the CD&A beginning on **page 47**. For the annual and LTI programs, the Compensation and Human Capital Committee uses performance measures that (1) align with the company's strategy, operating principles and priorities and shareholder interest, (2) support the achievement of corporate goals and (3) reflect the company's overall performance. The most important performance measures, in our assessment, used to link CAP of our NEOs for the most recently completed fiscal year to the company's performance are as follows:

Performance Net Income (PNI)
Performance Net Income Return on Equity (PNI ROE)
Total Premiums
Relative Total Shareholder Return (TSR)

Relationship between CAP and Performance Measures in the Table: The following graphs provide a visual representation of the relationship between the CAP of our PEO and the average CAP of our Non-PEO NEOs as it relates to (i) the company's cumulative TSR and the TSR of our peer group, (ii) the company's GAAP Net Income and (iii) our Performance Net Income over the five-year period from fiscal years 2021 through 2025. The relationship between Allstate's TSR and our peer group TSR is reflected in the first graph – CAP vs Total Shareholder Return. Performance measure mix, timing of grants and outstanding vesting, share price volatility and other factors impact CAP.

The majority of CAP to our NEOs is closely connected to long-term awards under the LTI plan primarily driven by Performance Net Income and relative TSR. Over the last three years, external factors, including rising inflation, have impacted Performance Net Income while Allstate's relative TSR has remained strong. The graphs below demonstrate:

- From 2021 to 2022, CAP to our PEO increased by just below 9% and average CAP to our Non-PEO NEOs experienced a decrease of nearly 37%. In the same period, our TSR increased from $110 to $130 (18%). Net income declined due to pandemic related impact on loss costs causing higher insurance losses and unfavorable reserve re-estimates.

- From 2022 to 2023, CAP to our PEO decreased by 73% and average CAP to our Non-PEO NEOs decreased by roughly 36%. In the same period TSR continued to increase from $130 to $138 (6%). Net income improved over 2022 due to higher Property-Liability premiums earned partially offset by higher catastrophe losses. Large decreases in CAP from 2022 to 2023 are primarily related to lower vesting value for 2021-2023 PSAs, decreased PSA values for outstanding cycles and relatively flat unvested option valuation changes in 2023 compared to significant increases in unvested option valuation changes during 2022.

- From 2023 to 2024, CAP to our PEO increased by 611% and average CAP to our Non-PEO NEOs increased by 343%. In the same period TSR continued to increase from $138 to $194 (41%). In fiscal year 2024 the company returned to profitability with strong Net Income results. Large increases in CAP from 2023 to 2024 are primarily related to increased PSA values for outstanding cycles and increased unvested option valuation changes in 2024 compared to significant decreases in unvested option valuation changes during 2023.

- From 2024 to 2025, CAP to our PEO decreased by 21% and average CAP to our Non-PEO NEOs decreased by 32%. In the same period TSR continued to increase from $194 to $214 (10%). In fiscal year 2025 results are covered on **pages 10** and **56**.

- Allstate has seen continued growth in TSR from 2021 through 2025 with an aggregate growth rate of 114% while our peer group has a similar growth rate.

- For additional detail regarding Allstate's executive pay practices, including incentive design and goal setting, compensation elements, compensation decisions and governance practices, see the CD&A beginning on **page 47**.

Cap vs Total Shareholder Return



Cap vs Net Income



Cap vs Performance Net Income



Introduction Corporate
Governance Executive
Compensation **Audit
Matters** Shareholder
Proposal Stock
Ownership Other
Information Links and
Resources

Audit Committee Matters



Voting Recommendation

The Board recommends a vote **FOR** this proposal.

Item 3

Ratification of Deloitte & Touche LLP as the Independent Registered Public Accountant for 2026

What am I Voting on?

We conduct a vote every year asking shareholders to ratify the appointment of the company's independent registered public accountant for the current year, who is Deloitte & Touche LLP (Deloitte) for 2026. While the vote is non-binding, the Audit Committee will consider the results as part of their evaluation of Deloitte.

Overview

- Effective controls safeguard Deloitte's independence, including mandatory five-year audit partner rotation, Deloitte's internal independence policies and quality control systems, which are subject to Public Company Accounting Oversight Board (PCAOB) inspection as part of the regulatory oversight process

- The Audit Committee conducts an annual evaluation of Deloitte, including an assessment of the reasonableness of fees, and has concluded that retaining Deloitte remains in the best interests of Allstate and its shareholders

- The Audit Committee reviews alternative Independent Registered Public Accounting firms, ensuring viable options are available if needed

The Audit Committee and the Board believe it is in the best interests of Allstate and its shareholders to continue to retain Deloitte as Allstate's independent registered public accounting firm. Ongoing evaluation of key criteria supports this recommendation. Deloitte's high quality audit work and accounting guidance, combined with its deep institutional knowledge of the company's business, operations, accounting policies, financial systems, and internal control framework, support continued retention of their services.

Selection of Independent Auditor: Oversight, Evaluation and Independence

Committee Oversight and Process	• The Audit Committee has established strong practices to evaluate the qualifications, compensation, performance and independence of the independent auditor • The committee performs an annual evaluation, using elements from the Center for Audit Quality's external auditor evaluation tool • Allstate's internal audit function administers a survey and interviews management and the committee, facilitated by a Deloitte partner not involved with the Allstate engagement • The evaluation also includes a review of Deloitte's reports on quality controls and external assessments, including inspection results from the PCAOB • In addition, the committee continuously evaluates the independent auditor throughout the year, including during executive sessions

Evaluation of Auditor, Lead Engagement Partner and Audit Team	• The Audit Committee reviews and discusses the results of the annual evaluation in detail
	
	• Factors used to assess the performance of the lead audit engagement partner, the audit team and the audit firm include:
	
	   • quality of communications
	
	   • independence, objectivity and professional skepticism
	
	   • insurance industry and technical expertise, professionalism and responsiveness
	
	   • quality and efficiency of audit and permissible non-audit services
	
	   • external audit quality indicators, including PCAOB assessments
	
	   • reasonableness of fees
	
	   • knowledge of Allstate's operations, accounting practices and internal controls
	
	• Deloitte ranks toward the top of its peers in their most recent PCAOB inspection results, which are publicly available at https://pcaobus.org/oversight/inspections/firm-inspection-reports

Consideration of Alternatives	• The Audit Committee evaluates alternative firms to benchmark capabilities and assess quality measures, including PCAOB results • The committee reviews the existing engagement for any factors that could compromise future independence, ensuring that viable alternatives remain available if needed
Independence, Lead Partner Rotation and Selection	• Deloitte has been Allstate's independent registered public accounting firm since becoming a publicly traded entity in 1993 • The Audit Committee assesses Deloitte's written communications on independence and all relationships between it and the company to determine the impact any such relationships may have on the firm's independence • The committee oversees the mandatory five-year rotation of audit partners. The current lead engagement partner was appointed beginning with the fiscal year 2022 audit. • Selection includes screening qualified candidates, interviews with the committee chair and management

Representatives of Deloitte will be present at the 2026 Annual Meeting to respond to questions and may make a statement if they choose. If shareholders fail to ratify the appointment, the Audit Committee will reconsider the appointment, but no assurance can be given that the Audit Committee will be able to change the appointment while enabling timely completion of the 2026 audited financial statements.

Policy Regarding Pre-Approval of Services and Auditor Fees

The Audit Committee has adopted a policy regarding the pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm to ensure that independence is not impaired. The policy describes the type of audit, audit-related, tax and other services that may be provided and lists the non-audit services that may not be performed. The independent registered public accounting firm or management submits to the Audit Committee detailed schedules within each category, together with the estimated fees. Each specific service requires approval before service can begin.

Before requesting approval from the Audit Committee, the registered public accounting firm and management must consider and conclude that the services are permissible in that they:

- Do not place the firm in the position of auditing its own work
- Create a mutual or conflicting interest
- Do not place the firm in an advocacy role for Allstate
- Are not based on a contingent fee arrangement
- Do not result in the firm acting as management or as an Allstate employee

The policy delegates to the committee chair the authority to grant approvals, but the decisions of the committee chair must be reported to the Audit Committee at its next regularly scheduled meeting. All services provided by Deloitte in 2024 and 2025 were approved in accordance with this pre-approval policy.

The Audit Committee oversees and is ultimately responsible for the negotiation of audit fees associated with the retention of Deloitte. The following fees have been, or are anticipated to be, billed by Deloitte, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, for professional services rendered to Allstate for the fiscal years ended December 31, 2024, and December 31, 2025.

	2024	2025
Audit fees[1]	$11,995,000	$11,642,000
Audit-related fees[2]	$ 1,120,000	$ 863,000
Tax fees[3]	$ 109,000	$ 20,000
All other fees[4]	$ 345,000	$ —
Total fees	$13,569,000	$12,525,000

[1] Audit fees relate to services such as audits of annual financial statements, reviews of quarterly financial statements, statutory audits, comfort letters, consents and review of documents filed with the SEC. Fees for 2024 have been adjusted to reflect actual expenditures for the year.

[2] Audit-related fees relate to professional services, such as Service Organization Controls audit reports and other attest services for non-consolidated entities (e.g., employee benefit plans, various trusts, etc.).

[3] Tax fees relate to state sales and use compliance and advisory services.

[4] "All other fees" relate to permissible services approved by the Audit Committee.



Audit Committee Report

Deloitte & Touche LLP (Deloitte) was Allstate's independent registered public accountant for the year ended December 31, 2025.

The Audit Committee reviewed and discussed with management and the independent registered public accounting firm the audited financial statements for the fiscal year ended December 31, 2025, as well as management's assessment of the effectiveness of the company's internal control over financial reporting.

The committee discussed with Deloitte the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC. The committee received the written disclosures and letter from Deloitte that is required by applicable requirements of the PCAOB regarding Deloitte's communications with the committee concerning independence and has discussed with Deloitte its independence.

The Audit Committee met in periodic executive sessions with each of management, the internal auditor and the independent registered public accounting firm to discuss the results of the examinations by the independent and internal auditors, their evaluations of internal controls, and the overall quality of the company's financial reporting, and other matters as appropriate.

Based on these reviews and discussions and other information considered by the Committee in its judgment, the Committee recommended to the Board of Directors that the audited financial statements be included in Allstate's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, for filing with the Securities and Exchange Commission, and furnished to shareholders with this Notice of Annual Meeting and Proxy Statement.

Donald E. Brown, Chair
Siddharth N. Mehta
Jacques P. Perold
Judith A. Sprieser
Monica J. Turner

Shareholder Proposal



Voting Recommendation

The Board recommends a vote **AGAINST** this proposal.

Item 4

Report on use of ESG and DEI Metrics in Executive Compensation

The shareholder proposal and supporting statements below appear as submitted by the proponent. All statements are solely those of the proponent. The proposal contains assertions about Allstate or other matters that we believe are incorrect.

The Heritage Foundation, 214 Massachusetts Ave NE, Washington, D.C. 20002-4999, beneficial owner of no less than 340 shares of Allstate common stock as of December 17, 2025, intends to present the following resolution at the annual meeting:

Whereas: Executive compensation should be directly tied to measurable outcomes that reflect the company's financial performance. For a company like Allstate whose financial performance is the key driver of its position as a competitive insurance company, compensation structures must prioritize metrics that reinforce profitability, customer trust, and operational excellence. The particular use of ESG and DEI metrics in executive compensation, often based on subjective or activist criteria, diverts focus from these core business imperatives and dilutes executive responsibility.

Unfortunately, as per Bowyer Research analysis, Allstate incorporates such metrics, including linking executive compensation to "measur[ing] progress on Inclusive Diversity and Equity." While the company notes in its 2025 proxy statement[1] that such progress is paused for 2025, it does not specify whether such progress will resume in future years, and whether past progress will be considered given performance cycles. The company further notes that its Nominating, Governance and Social Responsibility Committee assignments are determined in part by a director's standing as a "driver of inclusion and diversity initiatives," without adequately explaining how expertise or background in such initiatives (whether at Allstate or elsewhere) increases a director's quality or advances shareholder return.

While proponents of ESG and DEI argue for these metrics, Allstate's fiduciary duty demands that executive compensation should be tied to value creation, not to metrics that are legally risky, ideologically divisive, or ambiguous regarding core business.

[1] https://www.allstateproxy.com/media/y2qo5sja/437787-1-_111_allstate-corporation_nps_workiva_wr-ars-combo.pdf

Studies indicate that ESG-linked executive compensation introduces a 'dual mandate' that confuses strategic priorities. One study in particular[2] notes that "the demand for ESG-based compensation is, explicitly or implicitly, based on the recognition that corporate executives do not have, on their own, sufficiently strong incentives to give weight to the welfare of stakeholders." Further, ISS analysis[3] indicates that "DEI targets are more consistently achieved than financial goals," raising questions of whether compensation elements like Allstate's, which tie compensation to diversity initiatives, positively impact business performance at all. Given Allstate's past controversies[4] regarding signaling and brand politicization,[5] shareholders deserve transparency regarding the company's business case for using such metrics in executive compensation, whether past or in future.

As a company with obligations to both fiduciary responsibility and nondiscrimination, integration of ESG and DEI metrics into executive compensation exposes Allstate to insufficiently disclosed material risks. These risks include litigatory exposure stemming from subjective/activist criteria that may be difficult to quantify under scrutiny, regulatory uncertainty, and reputational harm, especially if compensation metrics are perceived as prioritizing ideological goals over fiduciary duty. Shareholders are right to ask Allstate to address the obvious business liability/high risk caused by diluting executive compensation with goals separate from business performance and shareholder return.

RESOLVED, Shareholders request that the Board of Directors of Allstate commission and publish a report, prepared at reasonable expense and omitting proprietary information, evaluating the risks to shareholder value, corporate reputation, and legal compliance associated with incorporating environmental, social, and governance (ESG) and diversity, equity, and inclusion (DEI) metrics into executive compensation plans.

---

[2]   https://corpgov.law.harvard.edu/2022/03/09/the-perils-and-questionable-promise-of-esg-based-compensation/

[3]   https://corpgov.law.harvard.edu/2025/01/08/the-momentum-of-dei-metrics-in-incentive-programs/

[4]   https://1792exchange.com/spotlight-reports/corporate-bias-ratings/?c_id=819

[5]   https://www.foxnews.com/sports/allstate-deletes-social-media-post-ceos-controversial-sugar-bowl-message-amid-backlash?msockid=316c5ff257786825245d4b7f56e169e9

Statement of Opposition to Shareholder Proposal



The Board recommends that the shareholders vote "AGAINST" this proposal. Commissioning a report on this matter is unnecessary for the following reasons:

- Allstate's compensation program has historically been aligned with performance and has had high shareholder support.
- The metrics the Proponent has requested for evaluation are not being used.
- Adequate disclosure already exists with the report to shareholders by the Compensation and Human Capital Committee.

Allstate's compensation program has historically been aligned with performance and has had high shareholder support.

- The Compensation and Human Capital Committee designs and approves compensation with the advice of an independent advisor, Pay Governance. The committee changes performance measures, as appropriate, to align pay with performance and priorities.
- Shareholders have consistently demonstrated strong support for executive compensation programs, with 95% say-on-pay approval in 2025 and an average of 91% support over the past four years.
- The committee incorporates shareholder feedback into compensation programs based on multiple conversations each year with owners of approximately a third of outstanding shares.

The metrics the Proponent has requested for evaluation are not being used.

- The 2025 and 2026 executive compensation plans do not include non-financial metrics.
- The 2024-2026 PSA cycle awards, granted in 2024, is the only executive compensation program outstanding that includes non-financial metrics. This cycle will close in 2026.
- Inclusive diversity has been one of Allstate's core values, alongside integrity and collective success, for more than 20 years and has benefited customers, shareholders and employees.

Adequate compensation disclosure already exists with the report to shareholders by the committee.

- The Company provides disclosures on compensation-related risks in the proxy statement.
- The Company's Chief Risk Officer annually conducts a comprehensive assessment of the Company's compensation policies and practices to align with Allstate's Risk and Return Principles.

Stock Ownership Information

Security Ownership of Directors and Executive Officers

The following table shows the Allstate common shares beneficially owned as of March 1, 2026, by each director and named executive individually, and by all executive officers and directors of Allstate as a group. Shares reported as beneficially owned include shares held indirectly through the Allstate 401(k) Savings Plan and other shares held indirectly. It also includes shares subject to stock options exercisable, and restricted stock units subject to conversion into common shares, within sixty days of March 1. As of March 1, 2026, none of these shares were pledged as security.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Allstate Common Stock[1]	Common Stock Subject to Options Exercisable on or Prior to April 30, 2026	Restricted Stock Units[3]	Total Stock-Based Ownership[4]	Percent of Class[5]
Donald E. Brown	5,180	0	894	6,074	*
Kermit R. Crawford	1,000	0	23,872	24,872	*
Richard T. Hume	3,909	0	3,542	7,451	*
Margaret M. Keane	16,514	0	3,542	20,056	*
Siddharth N. Mehta	7,264	0	13,086	20,350	*
Maria R. Morris	0	0	2,447	2,447	*
Jacques P. Perold	239	0	15,996	16,235	*
Andrea Redmond	0	0	24,530	24,530	*
Judith A. Sprieser	0	0	33,730	33,730	*
Perry M. Traquina	5,653	0	8,641	14,294	*
Monica J. Turner	456	0	3,542	3,998	*
Thomas J. Wilson	1,028,140 [2]	1,736,968	0	2,765,108	1.07%
John Dugenske	46,388	247,681	0	294,069	*
Jesse Merten	40,123	27,365	0	67,488	*
Mario Rizzo	83,896	280,632	0	364,528	*
Andréa Carter	0	0	0	0	*
Zulfikar Jeevanjee	16,101	22,818	0	38,919	*
All directors and executive officers as a group (21 total)	1,323,332	2,548,396	133,822	4,005,550	1.55%

*   Less than 1% of the outstanding shares of common stock.

[1]   This column includes restricted stock units (RSUs) held by executive officers that convert into common shares by April 30, 2026.

[2]   Includes 133,047 shares owned by a private charitable foundation in which Mr. Wilson shares voting and investment power.

[3]   All non-employee directors hold RSUs granted under Allstate's equity compensation plans for non-employee directors. This column lists those RSUs that would be distributed to directors in the form of shares of common stock within 60 days if any of them were to have retired as a director on March 1, 2026. Some directors hold additional RSUs that are not reflected in the table above because common stock would not be distributed to directors until at least one year following his or her retirement as a director, or in some cases, as many as ten years following the date of grant. For additional information regarding the RSUs held by each director at the end of 2025, please see the details on **page 45**.

[4]   These amounts are the sum of the number of shares shown in the prior columns.

[5]   As of March 1, 2026, no director or executive officer other than Mr. Wilson, beneficially owned 1% or more of the outstanding common stock of Allstate. The directors and executive officers of Allstate as a group beneficially owned (including common stock subject to stock options exercisable and RSUs for which restrictions expire on or prior to April 30, 2026) approximately 1.55% of the common stock outstanding as of March 1, 2026.

Security Ownership of Certain Beneficial Owners

The following table shows the shareholders that we know to be the beneficial owners of more than 5% of the outstanding shares of Allstate common shares as of April 1, 2026.[1]

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	BlackRock Inc. 50 Hudson Yards, New York, NY 10001	22,236,119 [2]	8.4% [2]

[1] On March 26, 2026, The Vanguard Group, Inc. filed a Schedule 13G/A reporting that on January 12, 2026, it underwent an internal realignment such that The Vanguard Group, Inc. and its subsidiaries or business divisions of subsidiaries will report beneficial ownership separately (on a disaggregated basis) from The Vanguard Group, Inc. Consequently, in such filing The Vanguard Group reported that it held 0 shares with sole voting power, 0 shares with shared voting power, 0 shares with sole dispositive power and 0 shares with shared dispositive power. Prior to such filing, The Vanguard Group reported that, as of December 31, 2023, it held 0 shares with sole voting power; 327,195 shares with shared voting power; 31,030,890 shares with sole dispositive power; and 1,153,426 shares with shared dispositive power.

[2] Reflects shares beneficially owned as of December 31, 2024, as set forth in a Schedule 13G/A filed on February 3, 2025. Of these shares, BlackRock reported it held 19,742,720 shares with sole voting power; 0 shares with shared voting power; 22,236,119 shares with sole dispositive power; and 0 shares with shared dispositive power.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Allstate's executive officers, directors and persons who beneficially own more than 10% of Allstate's common stock to file reports of securities ownership and changes in such ownership with the SEC.

Based upon a review of copies of such reports, or written representations that all such reports were timely filed, Allstate believes that each of its executive officers and directors complied with all Section 16(a) filing requirements applicable to them during 2025 with the exception of: (1) one report for Eric K. Ferren reporting the conversion of restricted stock units filed late on June 10, 2025; (2) one report for Suren Gupta reporting two common stock gift transactions from 2022 and 2024 filed late on July 16, 2025; (3) one report for Andrea Redmond reporting a charitable gift of common stock from 2020 filed late on July 16, 2025; and (4) one report for Richard J. Hume reporting the conversion of restricted stock units filed late on September 25, 2025.

Incorporation by Reference

To the extent that this proxy statement is incorporated by reference into any other filing by Allstate with the Securities and Exchange Commission (SEC) under the Securities Act of 1933, as amended (Securities Act), or the Securities Exchange Act of 1934, as amended (Exchange Act), the information contained in the section of this proxy statement titled "Report of the Audit Committee" (to the extent permitted by the rules of the SEC) will not be deemed incorporated, unless specifically provided otherwise in such filing. The information contained in the Compensation and Human Capital Committee Report will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, other than Allstate's Annual Report on Form 10-K, except to the extent specifically provided otherwise in such filings.

In addition, website addresses and hyperlinks are included for reference only. The reports mentioned herein, or any other information contained on or available through websites referred to and/or linked to in this proxy statement (other than the Allstate's website to the extent specifically referred to herein as required by the SEC or NYSE rules) are not part of this proxy solicitation and are not incorporated by reference into this proxy statement or any other proxy materials. Some of the statements and reports contain cautionary statements regarding forward-looking information that should be carefully considered. Our statements and reports about our objectives may include statistics or metrics that are estimates, make assumptions based on developing standards that may change and provide aspirational goals that are not intended to be promises or guarantees. The statements and reports may also change at any time and we do not undertake a duty to update them, which speak only as of the date on which they are made, except as required by applicable law.



Cautionary Note Regarding Forward-Looking Statements

This proxy statement and any documents incorporated by reference into this proxy statement contain "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements include, among others, statements of expectations, beliefs, future plans and strategies, anticipated results from operations and developments and other matters that are not historical facts. The forward-looking statements are based on management's beliefs as well as on a number of assumptions concerning future events. Readers should not put undue reliance on these forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements. Words such as "anticipate," "believe," "estimate," "expect," "forecast," "project," "intend," "plan," "probably," "potential," "looking forward," "continue," and other similar terms, and future or conditional tense verbs like "could," "may," "might," "should," "will," and "would" are used to identify these forward-looking statements. You can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. We do not undertake a duty to update these forward-looking statements, which speak only as of the date on which they are made. Certain factors that could prevent us from achieving our stated goals include the risk factors listed in our Form 10-K for our fiscal year ended December 31, 2025, and our other reports filed with the SEC, to which shareholders and other interested parties are directed and referred.

Other Information

Proxy and Voting Information

Who is asking for my vote and why?

- The Allstate Board of Directors is soliciting proxies for use at the Annual Meeting of Shareholders on May 22, 2026 and any adjournments or postponements of the meeting.

- The Annual Meeting will be held only if there is a quorum, which means that a majority of the outstanding common stock entitled to vote is represented at the meeting by proxy or in person.

- To ensure there will be a quorum, the Allstate Board asks you to vote before the meeting, which allows your Allstate stock to be represented at the Annual Meeting.

Who can vote at the Annual Meeting?

The Allstate Board has set the close of business on March 23, 2026 as the record date for the meeting. This means that you are entitled to vote if you were a shareholder of record at the close of business on March 23, 2026. On that date, there were 258,227,312 shares of Allstate common stock outstanding and entitled to vote at the Annual Meeting.

How do I vote?

Instructions on how to vote your shares are included on the Notice of 2026 Annual Meeting of Shareholders on **page 7**.

- If you hold shares in your own name as a registered shareholder, you may vote by participating in the Annual Meeting or you may instruct the proxies how to vote your shares by following the instructions on the proxy card/voting instruction form.

- You may vote during the Annual Meeting by following the instructions available on the meeting website during the meeting. **Whether or not you participate in the Annual Meeting, we encourage you to vote and submit your proxy in advance of the meeting by one of the methods described in these proxy materials.**

- If you hold shares in street name (that is, through a broker, bank, or other record holder), you should follow the instructions provided by your broker, bank, or other record holder to vote your shares.

- If you hold shares through the Allstate 401(k) Savings Plan, please see the instructions on **page 103**.

Can I change my vote?

Before your shares have been voted at the Annual Meeting by the proxies, you may change or revoke your voting instructions by providing instructions, again, by telephone, by Internet, in writing, or, if you are a registered shareholder, by voting at the Annual Meeting.

Are the votes kept confidential?

- All proxies and tabulations that identify the vote of a particular shareholder are confidential, except as necessary to allow the inspector of election to certify the voting results or to meet certain legal requirements. A representative of American Election Services, LLC will act as the inspector of election and will count the votes. The representative is independent of Allstate and its directors, officers and employees.

- If you write a comment on your proxy card or voting instruction form, it may be provided to our Secretary along with your name and address. Your comments will be provided without reference to how you voted, unless the vote is mentioned in your comment or unless disclosure of the vote is necessary to understand your comment. At our request, the distribution agent or the solicitation agent will provide us with periodic status reports on the aggregate vote. These status reports may include a list of shareholders who have not voted and breakdowns of vote totals by different types of shareholders, as long as we are not able to determine how a particular shareholder voted.

What happens if I submit a signed proxy card but do not indicate how I want to vote?

- You may instruct the proxies to vote "FOR" or "AGAINST" on each proposal, or you may instruct the proxies to "ABSTAIN" from voting.

- If you submit a signed proxy card/voting instruction form to allow your shares to be represented at the Annual Meeting but do not indicate how your shares should be voted on one or more proposals, then the proxies will vote your shares as the Board of Directors recommends on those proposals.

- Other than the proposals listed on **pages 11-14**, we do not know of any other matters to be presented at the meeting. If any other matters are properly presented at the meeting, the proxies may vote your shares in accordance with their best judgment.

What vote is needed to approve each item?

Shares of common stock represented by a properly completed proxy card/voting instruction form will be counted as present at the meeting for purposes of determining a quorum, even if the shareholder is abstaining from voting.

- **Proposal 1**. To be elected under Allstate's majority vote standard, each director must receive an affirmative vote of the majority of the votes cast. In other words, the number of shares voted "FOR" a director must exceed 50% of the votes cast for that director. Abstentions will not be counted as votes cast and will have no impact on the vote's outcome.

- **Proposals 2 – 4**. A majority of the shares present in person or represented by proxy at the meeting and entitled to vote must be voted "FOR" the proposal. **Abstentions will have the effect of a vote against the proposal.**

How do I vote if I hold shares through the 401(k) savings plan?

If you hold Allstate common shares through the Allstate 401(k) Savings Plan, your proxy card/voting instruction form for those shares will instruct the plan trustee how to vote those shares. If you received your Annual Meeting materials electronically, and you hold Allstate common shares both through the plan and also directly as a registered shareholder, the voting instructions you provide electronically will be applied to both your plan shares and your registered shares. If you return a signed proxy card/voting instruction form or vote by telephone or the Internet on a timely basis, the trustee will follow your voting instructions for all Allstate common shares allocated to your plan account unless that would be inconsistent with the trustee's duties.

If your voting instructions are not received on a timely basis, the shares allocated to your plan account will be considered "unvoted." If you return a signed proxy card/voting instruction form but do not indicate how your shares should be voted on a given matter, the shares represented by your proxy card/voting instruction form will be voted as the Board of Directors recommends. **The trustee will vote all unvoted shares held by the plan as follows:**

- If the trustee receives instructions (through voting instruction forms or through telephonic or Internet instruction) on a timely basis for at least 50% of the votable shares in the plan, then it will vote all unvoted shares in the same proportion and in the same manner as the shares for which timely instructions have been received, unless to do so would be inconsistent with the trustee's duties.

- If the trustee receives instructions for less than 50% of the votable shares, the trustee will vote all unvoted shares at its sole discretion. However, the trustee will not use its discretionary authority to vote on adjournment of the meeting in order to solicit further proxies.

Plan votes receive the same high level of confidentiality as all other votes. You may not vote the shares allocated to your plan account by voting at the meeting. You must instruct The Northern Trust Company, as trustee for the plan, how to vote your shares.

Who can participate in the Annual Meeting?

- If you plan to participate in the Annual Meeting, you must be a holder of Allstate shares as of the record date of March 23, 2026, or hold a legal proxy for the meeting provided by your bank, broker or nominee.

- **To be admitted to the Annual Meeting webcast at www.virtualshareholdermeeting.com/ALL2026, you must enter the 16-digit control number found on your proxy card, voting instruction form or Notice of Internet Availability.** You may log into the meeting platform beginning at 10:30 a.m. Central Time on May 22, 2026. The meeting will begin promptly at 11:00 a.m. Central Time on May 22, 2026.

- The virtual meeting platform is fully supported across browsers and devices running the most updated version of applicable software. Participants should ensure they have a strong WiFi connection wherever they intend to participate in the meeting. Participants should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting.

How can I ask a question at the meeting?

- You may submit a question in advance of the meeting beginning at 8:30 a.m. Central Time on May 18, 2026 and until 11:59 p.m. Central Time on May 21, 2026, at **www.proxyvote.com** after logging in with your 16-digit control number. Once past the login screen, click on "Question for Management," type your question and click "Submit".

- Questions may also be submitted during the Annual Meeting through **www.virtualshareholdermeeting.com/ALL2026**, by typing your question into the "Ask a Question" field and clicking "Submit."

- We will try to answer as many questions as time permits. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to meeting matters or company business. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

- Any questions pertinent to meeting matters that cannot be answered during the meeting due to time constraints will be posted online at **www.allstateinvestors.com**.

Who do I contact about technical difficulties accessing the meeting?

Please call the technical support number posted on the meeting website.

Will a replay of the meeting be available?

Following completion of the meeting, a webcast replay will be available at **www.allstateinvestors.com** for one year.

Where can I find the results of the Annual Meeting?

Preliminary results will be announced at the meeting and final results will be reported in a current report on Form 8-K, which is required to be filed with the SEC within four business days after the meeting.

Are broker non-votes counted at the meeting?

- Brokers and banks have discretionary authority to vote shares in the absence of instructions on matters the NYSE considers "routine", such as the ratification of the appointment of the auditors. They do not have discretionary authority to vote shares in the absence of instructions on "non-routine" matters, such as the election of directors and say-on-pay.

- If a beneficial owner does not provide voting instructions on a non-routine matter, the broker or bank is not permitted to vote those shares, which results in a "broker-non vote."

- Broker non-votes are counted as present for purposes of determining a quorum at the Annual Meeting, but are not considered votes cast and will not be counted as shares entitled to vote on any non-routine matters. As a result, at the 2026 Annual Meeting, broker non-votes will not have any effect on the outcome of the election of directors, say-on-pay or the shareholder proposal.

What is "householding" and how does it affect me?

- Allstate has adopted the "householding" procedure approved by the SEC, which allows us to deliver one set of documents to a household of shareholders instead of delivering a set to each shareholder in a household, unless we have been instructed otherwise. This procedure is more environmentally friendly and cost-effective because it reduces the number of copies to be printed and mailed. Shareholders who receive proxy materials in paper form will continue to receive separate proxy cards/voting instruction forms to vote their shares. Shareholders who receive the Notice of Internet Availability of Proxy Materials will receive instructions on submitting their proxy cards/voting instruction form via the Internet.

- If you would like to change your householding election, request that a single copy of the proxy materials be sent to your address or request a separate copy of the proxy materials, please contact our distribution agent, Broadridge Financial Solutions, by calling (866) 540-7095 or by writing to Broadridge Householding Department, 51 Mercedes Way, Edgewood, NY 11717. We will promptly deliver the proxy materials to you upon receipt of your request. If you hold your shares in street name, please contact your bank, broker, or other record holder to request information about householding.

- If you receive more than one proxy card/voting instruction form, your shares probably are registered in more than one account or you may hold shares both as a registered shareholder and through the Allstate 401(k) Savings Plan. You should vote each proxy card/voting instruction form you receive.



Why did I receive a Notice of Internet Availability of Proxy Materials instead of the proxy materials?

We distribute our proxy materials to most shareholders over the Internet using "Notice and Access" delivery, as permitted by the rules of the SEC. We elected to use this method for most shareholders as it reduces our print and mail costs and the environmental impact of our Annual Meeting of Shareholders.

Who will pay the cost of this proxy solicitation?

- Allstate pays the cost of this proxy solicitation.

- Officers and other employees of Allstate and its subsidiaries may solicit proxies by mail, personal interview, telephone, facsimile, electronic means, or via the Internet. None of these individuals will receive special compensation for soliciting votes, which will be performed in addition to their regular duties, and some of them may not necessarily solicit proxies.

- Allstate also has made arrangements with brokerage firms, banks, record holders, and other fiduciaries to forward proxy solicitation materials to the beneficial owners of shares they hold on their behalf. Allstate will reimburse these intermediaries for reasonable out-of-pocket expenses. Alliance Advisors, 150 Clove Road, Suite 400, Little Falls, NJ 07424 has been retained to assist in the solicitation of proxies for a fee of $39,800, plus expenses.

How do I submit shareholder proposals or director nominations for the 2027 Annual Meeting or recommend a director candidate?

- Proposals that shareholders would like to include in Allstate's proxy materials for presentation at the 2027 Annual Meeting must be received by the Office of the Secretary by December 10, 2026, and must otherwise comply with SEC rules in order to be eligible for inclusion in the proxy materials for the 2027 Annual Meeting.

- Matters sought to be brought before the meeting that do not meet the SEC requirements for inclusion in the proxy statement must follow procedures in Allstate's bylaws in order to personally present the proposal at the meeting. Timely notice in writing must be received by the Office of the Secretary no earlier than the close of business on January 22, 2027 and no later than the close of business on February 21, 2027. Among other things, the notice must describe the business proposed to be brought, the reasons for conducting the business and any material interest of the shareholder in the business.

- A shareholder may directly nominate someone for election. Under our bylaws, a shareholder may nominate a candidate at the 2027 Annual Meeting by providing advance notice by Allstate's Office of the Secretary no earlier than the close of business on January 22, 2027, and no later than the close of business on February 21, 2027. For proxy access nominees to be considered at the 2027 Annual Meeting, the nomination notice must be submitted in accordance with Section 20 of the company's bylaws and received by the Office of the Secretary no earlier than the close of business on November 10, 2026, and no later than the close of business on December 10, 2026. Shareholders who intend to solicit proxies in support of director nominees other than the company's nominees must also comply with Rule 14a-19(b) of the Securities Exchange Act of 1934.

- A shareholder may recommend a director candidate at any time of the of the year by writing to the Office of the Secretary, The Allstate Corporation, 3100 Sanders Road, Northbrook, IL 60062, or by email submission to invrel@allstate.com.

How can I inspect a list of shareholders entitled to vote at the meeting?

Shareholders wishing to inspect the list of registered shareholders as of the record date for the 2026 Annual Meeting of Shareholders should send an e-mail to invrel@allstate.com. Please include (1) your name and (2) if you hold your shares through a broker, bank or other intermediary, an image of your stock ownership statement.

By Order of the Board,

Julie Cho
Secretary

Appendix A – Definitions of Non-GAAP Measures

Measures that are not based on accounting principles generally accepted in the U.S. ("non-GAAP") are defined and reconciled to the most directly comparable GAAP measure. We believe that investors' understanding of Allstate's performance is enhanced by our disclosure of the following non-GAAP measures. Our methods for calculating these measures may differ from those used by other companies and therefore comparability may be limited.

Adjusted net income (loss) is net income (loss) applicable to common shareholders, excluding:

- Net gains and losses on investments and derivatives
- Pension and other postretirement remeasurement gains and losses
- Amortization or impairment of purchased intangibles
- Gain or loss on disposition
- Adjustments for other significant non-recurring, infrequent or unusual items, when (a) the nature of the charge or gain is such that it is reasonably unlikely to recur within two years, or (b) there has been no similar charge or gain within the prior two years
- Related income tax expense or benefit of these items

Net income (loss) applicable to common shareholders is the GAAP measure that is most directly comparable to adjusted net income.

We use adjusted net income as an important measure to evaluate our results of operations. We believe that the measure provides investors with a valuable measure of the company's ongoing performance because it reveals trends in our insurance and financial services business that may be obscured by the net effect of net gains and losses on investments and derivatives, pension and other postretirement remeasurement gains and losses, amortization or impairment of purchased intangibles, gain or loss on disposition and adjustments for other significant non-recurring, infrequent or unusual items and the related tax expense or benefit of these items. Net gains and losses on investments and derivatives, and pension and other postretirement remeasurement gains and losses may vary significantly between periods and are generally driven by business decisions and external economic developments such as capital market conditions, the timing of which is unrelated to the insurance underwriting process.

Gain or loss on disposition is excluded because it is non-recurring in nature and the amortization or impairment of purchased intangibles is excluded because it relates to the acquisition purchase price and is not indicative of our underlying business results or trends.

Non-recurring items are excluded because, by their nature, they are not indicative of our business or economic trends.

Accordingly, adjusted net income excludes the effect of items that tend to be highly variable from period to period and highlights the results from ongoing operations and the underlying profitability of our business. A byproduct of excluding these items to determine adjusted net income is the transparency and understanding of their significance to net income variability and profitability while recognizing these or similar items may recur in subsequent periods.

Adjusted net income is used by management along with the other components of net income (loss) applicable to common shareholders to assess our performance. We use adjusted measures of adjusted net income in incentive compensation. Therefore, we believe it is useful for investors to evaluate net income (loss) applicable to common shareholders, adjusted net income and their components separately and in the aggregate when reviewing and evaluating our performance.

We note that investors, financial analysts, financial and business media organizations and rating agencies utilize adjusted net income results in their evaluation of our and our industry's financial performance and in their investment decisions, recommendations and communications as it represents a reliable, representative and consistent measurement of the industry and the company and management's performance. We note that the price to earnings multiple commonly used by insurance investors as a forward-looking valuation technique uses adjusted net income as the denominator. Adjusted net income should not be considered a substitute for net income (loss) applicable to common shareholders and does not reflect the overall profitability of our business.



The following table reconciles net income (loss) applicable to common shareholders and adjusted net income for the years ended December 31.

($ in millions, except per share data)	2025	2024	2023	Per diluted common share 2025	2024	2023
Net income (loss) applicable to common shareholders[1]	$10,165	$ 4,550	$ (316)	$38.06	$16.99	$ (1.20)
Net (gains) losses on investments and derivatives	168	225	300	0.63	0.84	1.13
Pension and other postretirement remeasurement (gains) losses	(35)	(37)	9	(0.13)	(0.14)	0.04
Amortization of purchased intangibles	231	280	329	0.86	1.05	1.24
Gain on disposition	(1,616)	(16)	(4)	(6.05)	(0.06)	(0.01)
Non-recurring costs[2]	—	—	90	—	—	0.34
Income tax expense (benefit)	391	(96)	(157)	1.46	(0.36)	(0.59)
Adjusted net income*[1]	**$ 9,304**	**$ 4,906**	**$ 251**	**$34.83**	**$18.32**	**$ 0.95**
Weighted average common shares – Diluted[1]				267.1	267.8	262.5
Weighted average dilutive potential common shares excluded due to net loss applicable to common shareholders[1]				—	—	2.2

[1] In periods where a net loss or adjusted net loss is reported, weighted average shares for basic earnings per share is used for calculating diluted earnings per share because all dilutive potential common shares are anti-dilutive and are therefore excluded from the calculation.

[2] Relates to settlement costs for non-recurring litigation that is outside of the ordinary course of business.

Combined ratio excluding the effect of catastrophes, prior year reserve reestimates and amortization or impairment of purchased intangibles ("underlying combined ratio") is a non-GAAP ratio, which is computed as the difference between four GAAP operating ratios: the combined ratio, the effect of catastrophes on the combined ratio, the effect of prior year non-catastrophe reserve reestimates on the combined ratio, and the effect of amortization or impairment of purchased intangibles on the combined ratio. We believe that this ratio is useful to investors and it is used by management to reveal the trends in our Property-Liability business that may be obscured by catastrophe losses, prior year reserve reestimates and amortization or impairment of purchased intangibles. Catastrophe losses cause our loss trends to vary significantly between periods as a result of their incidence of occurrence and magnitude, and can have a significant impact on the combined ratio. Prior year reserve reestimates are caused by unexpected loss development on historical reserves, which could increase or decrease current year net income. Amortization or impairment of purchased intangibles relates to the acquisition purchase price and is not indicative of our underlying insurance business results or trends. We believe it is useful for investors to evaluate these components separately and in the aggregate when reviewing our underwriting performance. The most directly comparable GAAP measure is the combined ratio. The underlying combined ratio should not be considered a substitute for the combined ratio and does not reflect the overall underwriting profitability of our business.

The following table reconciles the Property-Liability combined ratio to the Property-Liability underlying combined ratio for the years ended December 31.

	2025	2024	2023
Combined ratio	85.2	94.3	104.5
Effect of catastrophe losses	(8.6)	(9.2)	(11.6)
Effect of prior year non-catastrophe reserve reestimates	3.1	(0.2)	(1.2)
Effect of amortization of purchased intangibles	(0.3)	(0.3)	(0.5)
Underlying combined ratio*	**79.4**	**84.6**	**91.2**
Effect of prior year catastrophe reserve reestimates	—	(0.7)	—

Underlying expense ratio is a non-GAAP ratio, which is computed as the difference between the expense ratio and the effect of amortization or impairment of purchased intangibles on the expense ratio. We believe that the measure provides investors with a valuable measure of ongoing performance because it reveals trends that may be obscured by the amortization or impairment of purchased intangible assets. Amortization or impairment of purchased intangible assets is excluded because it relates to the acquisition purchase price and is not indicative of our business results or trends. We believe it is useful for investors to evaluate these components separately and in the aggregate when reviewing our underwriting performance. The most directly comparable GAAP measure is the expense ratio. The underlying expense ratio should not be considered a substitute for the expense ratio and does not reflect the overall expense ratio of our business.

Adjusted underwriting expense ratio is a non-GAAP ratio, which is computed as the difference between the expense ratio and the effect of advertising expense, restructuring and related charges and amortization or impairment of purchased intangibles on the expense ratio. We believe that the measure provides investors with a valuable measure of ongoing performance because it reveals trends that may be obscured by the advertising expense, restructuring and related charges and amortization or impairment of purchased intangibles. Advertising expense is excluded as it may vary significantly from period to period based on business decisions and competitive position. Restructuring and related charges are excluded because these items are not indicative of our business results or trends. Amortization or impairment of purchased intangible assets is excluded because it relates to the acquisition purchase price. These are not indicative of our business results or trends. A reduction in expenses enables investment flexibility that can drive growth. We believe it is useful for investors to evaluate these components separately and in the aggregate when reviewing our underwriting performance. The most directly comparable GAAP measure is the expense ratio. The adjusted underwriting expense ratio should not be considered a substitute for the expense ratio and does not reflect the overall expense ratio of our business.

Adjusted expense ratio is a non-GAAP ratio, which is computed as the combination of the adjusted underwriting expense ratio and claims expense ratio excluding catastrophe expense. The most directly comparable GAAP measure is the expense ratio. The adjusted expense ratio should not be considered a substitute for the expense ratio and does not reflect the overall expense ratio of our business.

Claims expense ratio excluding catastrophe expense is incurred loss adjustment expenses, net of reinsurance, excluding expenses related to catastrophes. These expenses are embedded within the loss ratio.

The following table reconciles the Property-Liability expense ratio to the Property-Liability adjusted expense ratio for the years ended December 31.

	2025	2024	2023
Expense ratio	21.4	21.7	21.0
Effect of amortization of purchased intangibles	(0.3)	(0.3)	(0.5)
Underlying expense ratio*	**21.1**	**21.4**	**20.5**
Effect of advertising expense	(3.6)	(3.5)	(1.3)
Effect of restructuring and related charges	(0.1)	(0.2)	(0.3)
Adjusted underwriting expense ratio*	**17.4**	**17.7**	**18.9**
Claims expense ratio excluding catastrophe expense	5.2	5.4	5.8
Adjusted expense ratio*	**22.6**	**23.1**	**24.7**

Adjusted net income (loss) return on Allstate common shareholders' equity is a ratio that uses a non-GAAP measure. It is calculated by dividing the rolling 12-month adjusted net income by the average of Allstate common shareholders' equity at the beginning and at the end of the 12-months, after excluding the effect of unrealized net capital gains and losses. Return on Allstate common shareholders' equity is the most directly comparable GAAP measure. We use adjusted net income as the numerator for the same reasons we use adjusted net income, as discussed previously. We use average Allstate common shareholders' equity excluding the effect of unrealized net capital gains and losses for the denominator as a representation of common shareholders' equity primarily applicable to Allstate's earned and realized business operations because it eliminates the effect of items that are unrealized and vary significantly between periods due to external economic developments such as capital market conditions like changes in interest rates, the amount and timing of which are unrelated to the insurance underwriting process. We use it to supplement our evaluation of net income (loss) applicable to common shareholders and return on Allstate common shareholders' equity because it excludes the effect of items that tend to be highly variable from period to period. We believe that this measure is useful to investors and that it provides a valuable tool for investors when considered along with return on Allstate common shareholders' equity because it eliminates the after-tax effects of realized and unrealized net capital gains and losses that can fluctuate significantly from period to period and that are driven by economic developments, the magnitude and timing of which are generally not influenced by management. In addition, it eliminates non-recurring items that are not indicative of our ongoing business or economic trends. A byproduct of excluding the items noted above to determine adjusted net income return on Allstate common shareholders' equity from return on Allstate common shareholders' equity is the transparency and understanding of their significance to return on common shareholders' equity variability and profitability while recognizing these or similar items may recur in subsequent periods. We use adjusted measures of adjusted net income return on Allstate common shareholders' equity in incentive compensation. Therefore, we believe it is useful for investors to have adjusted net income return on Allstate common shareholders' equity and return on Allstate common shareholders' equity when evaluating our performance. We note that investors, financial analysts, financial and business media organizations and rating agencies



utilize adjusted net income return on common shareholders' equity results in their evaluation of our and our industry's financial performance and in their investment decisions, recommendations and communications as it represents a reliable, representative and consistent measurement of the industry and the company and management's utilization of capital. Adjusted net income return on Allstate common shareholders' equity should not be considered a substitute for return on Allstate common shareholders' equity and does not reflect the overall profitability of our business.

The following tables reconcile return on Allstate common shareholders' equity and adjusted net income return on Allstate common shareholders' equity for the years ended December 31.

($ in millions)	2025	2024	2023
Return on Allstate common shareholders' equity			
Numerator:			
Net income (loss) applicable to common shareholders	$10,165	$ 4,550	$ (316)
Denominator:			
Beginning Allstate common shareholders' equity	$19,441	$15,769	$15,518
Ending Allstate common shareholders' equity [1]	28,609	19,441	15,769
Average Allstate common shareholders' equity	$24,025	$17,605	$15,644
Return on Allstate common shareholders' equity	42.3%	25.8 %	(2.0%)

	2025	2024	2023
Adjusted net income return on Allstate common shareholders' equity			
Numerator:			
Adjusted net income*	$ 9,304	$ 4,906	$ 251
Denominator:			
Beginning Allstate common shareholders' equity	$19,441	$15,769	$15,518
Less: Unrealized net capital gains and losses	(771)	(604)	(2,255)
Adjusted beginning Allstate common shareholders' equity	20,212	16,373	17,773
Ending Allstate common shareholders' equity [1]	28,609	19,441	15,769
Less: Unrealized net capital gains and losses	297	(771)	(604)
Adjusted ending Allstate common shareholders' equity	28,312	20,212	16,373
Average adjusted Allstate common shareholders' equity	$24,262	$18,293	$17,073
Adjusted net income return on Allstate common shareholders' equity*	38.3%	26.8%	1.5%

[1] Excludes equity related to preferred stock of $2,001 million as of December 31, 2025, 2024 and 2023.



Appendix B – Categorical Standards of Independence

In accordance with the Director Independence Standards, the Board has determined that the nature of the following relationships with the corporation do not create a conflict of interest that would impair a director's independence.

1. An Allstate director's relationship arising from (i) only such director's position as a director of another corporation or organization; (ii) only such director's direct or indirect ownership of a 5% or less equity interest in another corporation or organization (other than a partnership); (iii) both such position and such ownership; or (iv) such director's position only as a limited partner in a partnership in which he or she has an interest of 5% or less.

2. An Allstate director's relationship arising from an interest of the director, or any entity in which the director is an employee, director, partner, shareholder or officer, in or under any standard-form insurance policy or other financial product offered by the Allstate Group in the ordinary course of business.

3. An Allstate director's relationship with another company that participates in a transaction with the Allstate Group (i) where the rates or charges involved are determined by competitive bid or (ii) where the transaction involves the rendering of services as a common or contract carrier (including any airline) or public utility at rates or charges fixed in conformity with law or governmental authority.

4. An Allstate director's relationship with another company that has made payments to, or received payments from, the Allstate Group for property or services in an amount which, in the last fiscal year, does not exceed the greater of $1 million or 2% of such other company's consolidated gross revenues for such year.

5. An Allstate director's position as an executive officer of a tax-exempt organization to which the aggregate amount of discretionary contributions (other than employee matching contributions) made by the Allstate Group and The Allstate Foundation in any of the last three fiscal years of the tax-exempt organization were equal to or less than the greater of $1 million or 2% of such organization's consolidated gross revenues for such year.

6. An Allstate director's relationship with another company (i) in which the Allstate Group makes investments or (ii) which invests in securities issued by the Allstate Group or securities backed by any product issued by the Allstate Group, all in the ordinary course of such entity's investment business and on terms and under circumstances similar to those available to or from entities unaffiliated with such director.

Appendix C – Executive Officers

The following table lists the names and titles of our executive officers as of April 10, 2026. AIC refers to Allstate Insurance Company.

Name	Principal Positions and Offices Held
Thomas J. Wilson	Chair of the Board, President and Chief Executive Officer of The Allstate Corporation and AIC.
Elizabeth A. Brady	Executive Vice President, Chief Marketing, Customer and Communications Officer of AIC.
Andréa M. Carter	Executive Vice President and Chief Human Resources Officer of AIC.
Christine M. DeBiase	Executive Vice President, Chief Legal Officer and General Counsel of The Allstate Corporation and AIC.
John E. Dugenske	Chief Financial Officer of The Allstate Corporation and President, Investments and Corporate Strategy of AIC.
Eric K. Ferren	Senior Vice President, Controller and Chief Accounting Officer of The Allstate Corporation and AIC.
Zulfikar Jeevanjee	Executive Vice President and Chief Information Officer of AIC.
Jesse E. Merten	Executive Vice President, President, Property-Liability of AIC.
Mark Q. Prindiville	Executive Vice President and Chief Risk Officer of AIC.
Mario Rizzo	Executive Vice President, Chief Operating Officer of AIC.



Helpful Links and Resources

About Allstate

Company Website
www.allstate.com

The Allstate Foundation
www.allstatecorporation.com/
the-allstate-foundation.aspx

Governance

The following documents appear at **www.allstateinvestors.com/governance**

- Corporate Governance Guidelines
- Bylaws of The Allstate Corporation
- Audit Committee Charter
- Compensation and Human Capital Committee Charter
- Executive Committee Charter
- Nominating, Governance and Social Responsibility Committee Charter
- Risk and Return Committee Charter
- Code of Conduct

Sustainability

The following documents appear at **www.allstatesustainability.com**

- Sustainability Report
- TCFD Report
- CDP Climate Change Response
- GRI Index
- SASB Index
- EEO-1 Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 1-11840

THE ALLSTATE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**36-3871531**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

3100 Sanders Road, Northbrook, Illinois   60062

(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(847) 402-2800**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, par value $0.01 per share	ALL	New York Stock Exchange NYSE Texas
5.100% Fixed-to-Floating Rate Subordinated Debentures due 2053	ALL.PR.B	New York Stock Exchange
Depositary Shares represent 1/1,000th of a share of 5.100% Noncumulative Preferred Stock, Series H	ALL PR H	New York Stock Exchange
Depositary Shares represent 1/1,000th of a share of 4.750% Noncumulative Preferred Stock, Series I	ALL PR I	New York Stock Exchange
Depositary Shares represent 1/1,000th of a share of 7.375% Noncumulative Preferred Stock, Series J	ALL PR J	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant, computed by reference to the closing price as of the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2025, was approximately $52.83 billion.

As of January 30, 2026, the registrant had 259,535,842 shares of common stock outstanding.

Documents Incorporated By Reference

Portions of the following documents are incorporated herein by reference as follows:

Part III of this Form 10-K incorporates by reference certain information from the registrant's definitive proxy statement for its annual stockholders meeting to be held on May 22, 2026, (the "Proxy Statement") to be filed not later than 120 days after the end of the fiscal year covered by this Form 10-K.

Table of Contents

Part I



Part I
Item 1. Business

The Allstate Corporation was incorporated under the laws of the State of Delaware on November 5, 1992, to serve as the holding company for Allstate Insurance Company. Its business is conducted principally through Allstate Insurance Company and other subsidiaries (collectively, including The Allstate Corporation, "Allstate").

The Allstate Corporation is one of the largest publicly held personal lines insurers in the United States. Allstate's strategy is to increase market share in personal property-liability and broaden protection offerings. The Allstate brand is widely known through the "You're In Good Hands With Allstate®" slogan.



Allstate at a Glance

We empower customers with protection to help them achieve their hopes and dreams

We provide affordable, simple and connected protection solutions

We create opportunity for our team, economic value for our shareholders and improve communities

What we do

- Auto, homeowners and other personal lines insurance
- Consumer product protection plans
- Select commercial property and casualty coverages
- Automotive protection and insurance products
- Investment portfolio management
- Roadside assistance
- Identity protection
- Mobility intelligence services and analytic solutions using automotive telematics information
- Individual health insurance

211
million policies in force ("PIF")

53,000
employees

3rd
largest personal property and casualty insurer in the United States [1]

$83.24 billion
investment portfolio

[1] Based on 2024 statutory direct premiums written according to A.M. Best

Reportable segments

Allstate Protection [1]	Offers private passenger auto, homeowners, other personal lines and commercial insurance through exclusive agents, independent agents, contact centers and online under the Allstate, National General, Direct Auto and Answer Financial brands
Run-off Property-Liability [1]	Relates to property and casualty insurance policies written from the 1960s through the mid-1980s with exposure to asbestos, environmental and other claims in run-off
Protection Services	Protection Plans, Roadside, Dealer Services, Identity Protection and Arity provide consumer product protection plans, roadside assistance, automotive protection and insurance products, identity protection and restoration, and mobility intelligence services and analytic solutions using automotive telematics information
Corporate	Includes holding company activities and certain non-insurance operations

[1] Allstate Protection and Run-off Property-Liability segments comprise Property-Liability.

In this Annual Report on Form 10-K, we occasionally refer to statutory financial information. All domestic United States insurance companies are required to prepare statutory-basis financial statements. As a result, industry data is available that enables comparisons between insurance companies, including competitors that are not required to prepare financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). We frequently use industry publications containing statutory financial information to assess our competitive position.

Our Shared Purpose, Strategy and Segment Information

Established Our Shared Purpose in 2007 to articulate Allstate's purpose and obligations to key stakeholders: customers, shareholders, employees and communities. The strategy to achieve those objectives is linked to operational execution by articulating values, operating standards and behaviors.

Our Shared Purpose

As the Good Hands...

We empower
customers with protection to help them achieve their hopes and dreams

We provide
affordable, simple and connected protection solutions

We create
economic value for our shareholders, opportunity for our team and improve communities

---

Our Values

- **Integrity**
  is non-negotiable

- **Inclusive Diversity**
  leverages differences

- **Collective Success**
  prioritizes enterprise outcomes

Our Operating Standards

- **Focus on Customers**
  by exceeding service expectations at low costs

- **Be the Best**
  at serving customers, developing talent and running our businesses

- **Be Bold**
  with original ideas using speed and conviction

- **Earn Attractive Returns**
  by providing customer value and accepting risk

Our Behaviors

- **Collaborate**
  to implement comprehensive solutions

- **Challenge Ideas**
  to evaluate multiple alternatives

- **Provide Clarity**
  for expected outcomes, authority and accountability

- **Give Feedback**
  that is candid and actionable

Our strategy has two components: increase personal property-liability market share and expand protection offerings by leveraging the Allstate brand, customer base and capabilities.

Allstate Protection's strategy is to be a low cost digital provider that offers Affordable, Simple and Connected products. Allstate Protection will increase personal lines market share through Transformative Growth. Transformative Growth is about creating a business model, capabilities and culture that continually transform to better serve customers. This is achieved through our multi-channel distribution strategy, which leverages our exclusive agency, independent agency and direct channels to deliver affordable, simple and connected protection. Transformative Growth enhanced our direct sales capabilities and successfully repositioned distribution, driving new business growth in all channels. The ultimate objective is to enhance customer value and grow all businesses by:

- Improving customer value by providing low cost affordable, simple and connected protection solutions
- Expanding customer access to Allstate and National General products and services through a wide variety of distribution channels
- Increasing sophistication and investment in customer acquisition
- Deploying new technology ecosystems that are more flexible and enable a digital customer experience
- Driving organizational transformation

Allstate's Strategy
to Create Shareholder Value
Increase Personal Property-Liability Market Share
Allstate
NATIONAL GENERAL an Allstate company
Answer financial
Leveraging Allstate brand, customer base and capabilities
Allstate PROTECTION PLANS
Allstate DEALER SERVICES
Expand Protection Services
Allstate IDENTITY PROTECTION
Allstate ROADSIDE
arity

Protection Services' strategy is to better serve and connect to customers by innovating new products and services, expand distribution and provide affordable, simple and connected protection solutions.

Protection Plans	Expand distribution and product breadth of consumer protection plans through new and existing retailers and mobile operators across North America, Europe and Asia.
Roadside	Modernize the roadside assistance business through technology and enhanced digital capabilities to deliver a superior customer experience.
Dealer Services	Expand distribution of Allstate branded protection and insurance products through auto dealerships, business partnerships and direct to consumer.
Identity Protection	Create a leading position in the identity protection and restoration market, offering full-service identity protection and expand partnership and direct to consumer distribution channels.
Arity	Provide industry-leading telematics and mobility insights to insurance companies, retailers, mapping and traffic companies, public sector and consumer mobile apps.

Allstate Protection Segment

Our Allstate Protection segment accounted for 93.9% of Allstate's 2025 consolidated insurance premiums and contract charges and 18.1% of Allstate's December 31, 2025 PIF. This segment includes private passenger auto, homeowners and other personal lines products.

We serve our customers through three distribution channels: exclusive agency, independent agency and direct channels primarily under the Allstate and National General (including Direct Auto) brands. Our products and services are tailored to meet different customer needs and distribution preferences.

Distribution Channels

 Exclusive Agency Channel

 Independent Agency Channel

 Direct Channel

Transformative Growth

Improve Customer Value	Seeking to be a low cost provider through cost reductions and new products, identifying savings opportunities for customers through proactive protection reviews and increasing pricing sophistication
	Broadening the benefits of being connected with the Allstate Mobile app and expanded use of telematics pricing sophistication
	Improving customer interactions and reducing customer effort
	Increasing Allstate agent efficiency and productivity, positioning them to deliver greater value to customers at lower costs
Expand Customer Access	Growing National General by expanding product offerings and independent agency relationships and leveraging Allstate pricing and product capabilities
	Increasing direct channel distribution through improved customer experiences, marketing and expanding sales capacity
Increase Sophistication and Investment in Customer Acquisition	Improving the effectiveness of customer acquisition by centralizing lead management and using data and advanced computing capabilities
	Optimizing marketing spend in geographic areas based on opportunity and target margin
Deploy New Technology Ecosystem	Deploying an advanced technology ecosystem to deliver affordable, simple, and connected experiences and products at a lower cost
	Using generative and agentic artificial intelligence to improve customer value
Drive Organizational Transformation	Improve effectiveness and efficiency by empowering talent with decision clarity, agile business processes, measurement science and advanced technology

Products and distribution

Allstate Protection differentiates itself by offering a comprehensive range of affordable, simple and connected protection solutions across distribution channels for specific consumer segments.

Protection Products		
Insurance Products		Auto
		Homeowners
		Specialty auto (motorcycle, trailer, motor home and off-road vehicle)
		Other personal lines (renters, condominium, landlord, boat, umbrella, manufactured home, scheduled personal property and valuable item protection)
		Commercial lines
		Other business lines includes commissions earned from brokered property and casualty and life and annuity products, and lender-placed products
Answer Financial		Comparison quotes and sales of Allstate, National General and non-proprietary protection insurance products

Distribution	
Exclusive agency channel	In the U.S., we offer products through over 27,400 Allstate exclusive agents and licensed sales professionals. We also have 600 exclusive financial specialists who offer non-proprietary life and annuity insurance and investment products. In Canada, and on a limited basis in the U.S., we offer Allstate brand products through approximately 700 employee sales agents
Independent agency channel	In the U.S., we distribute our products through approximately 58,700 independent agent locations
Direct channel	We offer products through approximately 2,200 sales representatives in contact centers and online. Direct Auto products are also available through employees in approximately 500 retail stores

Strategy updates and additional information

Allstate exclusive agents and direct channel

Our Affordable, Simple and Connected auto and homeowners insurance products are available in 43 and 31 states, respectively, with rollout completion targeted for 2026. This includes a simplified shopping and customer experience and enhanced pricing sophistication that provides a seamless experience for customers.

Independent Agents

Our Custom360® middle market standard and preferred auto and homeowners insurance products were rolled out to 36 states at the end of 2025.

**Allstate Protection pricing
and risk management strategies**

Our pricing and underwriting strategies and decisions are designed to generate sustainable profitable growth while providing affordable solutions to customers.

A proprietary database of underwriting and loss experience enables sophisticated pricing algorithms and methodologies to accurately price risks while seeking to attract and retain customers in multiple risk segments.

- For auto insurance, risk evaluation factors can include, but are not limited to: vehicle make, model and year; driver age and marital status; territory; years licensed; loss history; years insured with prior carrier; prior liability limits; prior lapse in coverage; and insurance scoring utilizing telematics data and other consumer information.

- For property insurance, risk evaluation factors can include, but are not limited to: geographic location of the property; loss history; age, condition and construction characteristics of the property; insurance scoring utilizing other consumer information; and the amount of insurance purchased.

The pricing strategy involves local marketplace pricing and underwriting decisions based on risk evaluation factors to the extent permissible by applicable law and an evaluation of competitors.

Pricing of property products is intended to generate risk-adjusted returns that are acceptable over a long-term period. Rate increases and decreases are pursued to keep pace with loss cost trends including the impacts of inflation and losses from catastrophic events and those that are weather related (such as wind, hail, lightning and freeze not meeting our criteria to be declared a catastrophe). We also take into consideration potential customer disruption, the impact on our ability to market our products, regulatory limitations, our competitive position and profitability.

In any reporting period, loss experience from catastrophic events and weather-related losses may contribute to negative or positive underwriting performance relative to the expectations incorporated into product pricing.

Property catastrophe exposure is managed with the goal of providing shareholders an acceptable return on the risks assumed, managing variability of earnings, while providing protection to our customers.

Catastrophe exposure management includes purchasing reinsurance to provide coverage for known exposure to hurricanes, earthquakes and fires following earthquakes, wildfires and other catastrophes.

Our current catastrophe reinsurance program utilizes the Company's risk and return framework which incorporates a robust economic capital model and is informed by catastrophe risk models including hurricanes, earthquakes and wildfires. We monitor risk both in aggregate and by peril, while also evaluating model performance relative to experience and expectations of catastrophe risk trends. As of December 31, 2025, the modeled 1-in-100 probable maximum loss for hurricane, earthquake and wildfire perils is approximately $3.1 billion, net of reinsurance. We continually review aggregate risk appetite and the cost and availability of reinsurance to optimize the risk and return profile of this exposure.

The use of different assumptions and updates to industry models and to our risk transfer program could materially change the projected loss. Growth strategies include areas where we believe diversification can be enhanced and an appropriate return can be earned for the risk. As a result, our modeled exposure may increase. In addition, we have exposure to other severe weather events, which impact catastrophe losses. We are promoting measures to prevent and mitigate losses that are increasing due to climate change and increased severe weather including making homes and communities more resilient, enforcement of stronger building codes, adoption of sensible land use policies, expanded disaster response capabilities and creation of public risk sharing mechanisms.

Commercial lines strategy

The commercial lines strategy is focused on growing National General commercial auto product lines sold through exclusive and independent agents. We are expanding offerings geographically and increasing product lines, including brokered solutions to meet diverse customer needs. We no longer offer Allstate brand commercial policies.

Other business lines

Allstate, through Ivantage Insurance Agency, collaborates with select carriers to provide complementary products in areas where Allstate has limited risk appetite, enabling us to meet a broader range of customer needs. We also offer non-proprietary life and annuity products offered by third-party providers. In addition, we provide lender-placed insurance products to customers through agreements with lenders and general agents.

Answer Financial strategy

Answer Financial is an insurance agency that sells Allstate and other insurance companies' products directly to customers. Our strategy as a technology-enabled insurance agency is to provide comparison shopping and related services for consumers, offering choice, convenience and ease of use.

Compensation structure

Exclusive agent

Allstate exclusive agents are rewarded for customer value, profitable growth and household penetration. Compensation includes a monthly base commission as a percentage of eligible written premium, variable pay for new customer acquisition and product bundling and monthly and annual bonuses based on profitable customer growth.

Independent agent

Independent agents are rewarded for profitable growth and profit targets. Agents receive a monthly base commission as a percentage of their total eligible written premium. Annual profit share opportunity is based upon achieving premium growth and profit targets. Additional annual incentives are offered to key agency partners to reach specific growth targets.

Direct channel employee agents

Direct channel employee agents receive a base salary as well as variable compensation for selling a variety of products. Employee agents sell products through contact centers and offer Direct Auto products through retail stores.

Product offerings and features	
Affordable, Simple, Connected	Enhanced insurance experience and products, making them affordable, simple and connected. Examples include fewer questions for customers to answer before getting a quote, easy-to-understand coverage descriptions and customized coverage offers and an industry-leading rating plan. Offered through the exclusive agency and direct channels in 43 states for auto, 30 states for renters and 31 states for both homeowners and valuable item protection as of December 31, 2025. Product suite includes feature options for qualified customers similar to Your Choice Auto®, such as Accident Forgiveness and Auto Replacement Protection and features such as more flexible transportation expense and expanded household composition options.
Allstate House and Home®	Featured options include Claim RateGuard®, Claim-Free Bonus, Deductible Rewards® and flexibility in options and coverages, including graduated roof coverage and pricing based on roof type and age for damage related to wind and hail events. Offered through the exclusive agency and direct channels.
Bundling Benefits	Auto customers with a qualifying property policy are provided an auto renewal guarantee and a deductible waiver (when the same event, with the same covered cause of loss, damages both auto and property). Offered in 47 states and District of Columbia ("D.C.") as of December 31, 2025, through the exclusive agency and direct channels.
Auto Replacement Protection	Replaces a qualifying customer's vehicle involved in a total loss accident with a newer vehicle or higher-valued vehicle. Offered in 48 states and D.C. as of December 31, 2025, through the exclusive agency and direct channels.
Custom360®	Endorsements and coverage amounts can be scaled up or down to create a custom, needs-based insurance solution for customers at all stages in life. Leverages Allstate analytics and rating plans adapted to the independent agency channel. Offered in 36 states as of December 31, 2025.

Telematics-based solutions	
Drivewise®	Telematics-based program, available in 48 states and D.C. as of December 31, 2025, offered through the exclusive agency and direct channels, that uses a mobile application or an in-vehicle device to capture driving behaviors and encourage safe driving. It provides customers with information, tools and more accurate individual pricing.
Milewise®	Usage-based insurance product, available in 21 states and D.C. as of December 31, 2025, through the exclusive agency and direct channels, that gives customers flexibility to customize their insurance and pay based on the number of miles they drive.
DynamicDrive®	Mobile-based telematics application, available in 44 states as of December 31, 2025, offered through the independent agency and direct channels, used to capture driving behaviors and to more accurately rate customers.

Competition

The personal lines insurance markets, including private passenger auto and homeowners insurance, are highly competitive. The following charts provide Allstate Protection's combined market share compared to our principal U.S. competitors using statutory direct written premium for the year ended December 31, 2024, according to A.M. Best.



Personal lines insurance	Private passenger auto insurance	Homeowners insurance

Geographic markets

We primarily operate in the U.S. (all 50 states and D.C.) and Canada. Our top geographic markets based on 2025 statutory direct premiums are reflected below.

Personal lines insurance	Private passenger auto insurance	Homeowners insurance



Protection Services Segment

Our Protection Services segment accounted for 5.0% of Allstate's 2025 consolidated total revenue and 81.6% of Allstate's December 31, 2025 PIF. Protection Services includes Protection Plans, Roadside, Dealer Services, Identity Protection and Arity, which offer a broad range of products and services that expand and enhance customer value propositions.

Expand Protection Services

Products and distribution

Products and services	
Protection Plans	Consumer protection plans and related technical support for mobile phones, consumer electronics and major appliances which provide customers protection from mechanical or electrical failure, and in certain cases, accidental damage. Also provides coverage for accidental damage on furniture
Roadside	Towing, jump-start, lockout, fuel delivery and tire change services
Dealer Services	Protection and insurance products, including vehicle service contracts, guaranteed asset protection waivers, road hazard tire and wheel, and paint and fabric protection
Identity Protection	Identity protection and restoration, consumer cybersecurity, privacy and family digital safety services
Arity	Telematics-enabled mobility insights and services created from data collected, normalized and analyzed by the Arity platform, including automotive telematics information. Product suite includes on-demand risk scoring (Arity IQ), marketing lead generation and sales, services related to leads, digital advertising, data integration, traditional telematics and data-as-a-service solutions

Distribution channels	
Protection Plans	Retailers and mobile operators, in-store or online
Roadside	Allstate exclusive agents, direct to consumer, wholesale partners, affinity groups and on-demand mobile application service
Dealer Services	Independent agents selling through auto dealerships in the U.S. in conjunction with the purchase of a new or used vehicle and direct to dealers and consumers
Identity Protection	Workplace benefit programs, partnerships with financial institutions and direct to consumer delivered through enterprise partnerships, online and mobile application sales and direct to Allstate customers
Arity	Strategic partnerships to both affiliate and non-affiliate customers

Geographic markets

Protection Services primarily operates in the U.S. and Canada, with Protection Plans also offering services in Europe and Asia.

Competition

We compete on a variety of factors, including product offerings, brand recognition, financial strength, price and customer experience. The market for these services is highly competitive.

Run-off Property-Liability Segment

Our Run-off Property-Liability segment includes results from property and casualty insurance coverage that primarily relates to policies written from the 1960s through the mid-1980s.

Management of this segment has been assigned to a designated group of professionals with expertise in claims handling, policy coverage interpretation, exposure identification, litigation and reinsurance collection. We may pursue settlement agreements including policy buybacks on direct excess commercial business when appropriate to improve the certainty of the liabilities. Settlement agreements are negotiated contracts between Allstate and third parties that generally set forth the rights and obligations of the parties, including terms of payment for claims. At the end of 2025, 66% of the gross case reserves, excluding incurred but not reported, on the run-off direct excess commercial business were attributable to settlement agreements. This group also manages other direct commercial and assumed reinsurance business in run-off and engages in reinsurance ceded and assumed commutations as required or when considered economically advantageous.

Changes in the reserves established for asbestos, environmental and other run-off lines losses have occurred and may continue. Reserve changes can be caused by new information relating to new and additional claims, new exposures or the impact of resolving unsettled claims based on unanticipated events such as arbitrations, litigation, legislative, judicial or regulatory actions. Environmental losses may also increase as the result of additional funding for environmental site clean-up.

Challenges related to the concentration of insurance and reinsurance claims from companies who specialize in this business continue to be addressed.

Corporate

Our Corporate segment is comprised of holding company activities and certain non-insurance operations, including expenses associated with strategic initiatives.

Regulation

Allstate is subject to extensive regulation, primarily at the U.S. state level. The method, extent and substance of such regulation vary by state but generally have their source in statutes that establish standards and requirements for conducting the business of insurance and that also delegate regulatory authority to a state agency. These rules have a substantial effect on our business and relate to a wide variety of matters, including insurer solvency and statutory surplus sufficiency, reserve adequacy, insurance company licensing and examination, agent and adjuster licensing, agent and broker compensation, policy forms, rate setting, the nature and amount of investments, claims practices, participation in shared markets and guaranty funds, transactions with affiliates, the payment of dividends, underwriting standards, statutory accounting methods, trade practices, privacy regulation and data security, corporate governance and risk management. In addition, state legislators and insurance regulators continue to examine the appropriate nature and scope of state insurance regulation.

⊕ For a discussion of regulatory contingencies, see Note 14 of the consolidated financial statements. Note 14 and Note 16 are incorporated in this Part I, Item 1 by reference. For a discussion of statutory financial information, see Note 16 of the consolidated financial statements. Allstate is also subject to regulation at the U.S. Federal level and by governments, regulators, and agencies in jurisdictions outside of the U.S. in which we conduct business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act created the Federal Insurance Office ("FIO") within the U.S. Department of the Treasury ("U.S. Treasury"). The FIO monitors the insurance industry, provides advice to the Financial Stability Oversight Council ("FSOC"), represents the U.S. on international insurance matters, and studies the current regulatory system.

Additional regulations or new requirements may emerge from the activities of various regulatory entities, including the Federal Reserve Board, FIO, FSOC, the National Association of Insurance Commissioners ("NAIC"), and the International Association of Insurance Supervisors, that are evaluating solvency and capital standards for insurance company groups. Most states have adopted substantially similar versions of the NAIC Insurance Holding Company System Model Act and the Insurance Holding Company System Model Regulation. Other states, including New York and Massachusetts, have adopted modified versions of the model act, although the supporting regulation is substantially similar to the model regulation.

We cannot predict whether any specific state or federal measures will be adopted to change the nature or scope of the regulation of insurance or what effect any such measures would have on Allstate. We are working for changes in the regulatory environment to make insurance more available and affordable for customers, encourage market innovation, improve driving safety, strengthen cybersecurity and promote better catastrophe preparedness and loss mitigation.

Limitations on dividends by insurance subsidiaries As a holding company with most business operations conducted by subsidiaries, The Allstate Corporation relies on dividends from Allstate Insurance Company as one of the principal sources of cash to pay dividends and to meet its obligations, including the payment of principal and interest on debt or to fund non-insurance-related businesses. Allstate Insurance Company is regulated as an insurance company in Illinois, and its ability to pay dividends is restricted by Illinois law. The laws of the other jurisdictions that generally govern our other insurance subsidiaries contain similar limitations on the payment of dividends. However, such laws in some jurisdictions may be more restrictive.

⊕ For additional information regarding limitations, see Part II, Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations, Capital Resources and Liquidity of this report.

In addition, the NAIC adopted a group capital calculation covering all entities of the insurance company group for use in solvency monitoring activities by regulators. Any increase in the amount of capital or reserves our insurance subsidiaries are required to hold could reduce the amount of future dividends such subsidiaries are able to distribute to the holding company. Any reduction in the risk-based capital ratios of our insurance subsidiaries could also adversely affect their financial strength ratings as determined by statistical rating agencies. We have not experienced, and we do not expect to experience, any impact from the group capital calculation on our current dividend plans.

Insurance holding company regulation – change of control The Allstate Corporation is a holding company and its insurance subsidiaries are subject to regulation in the jurisdictions in which they write business. In the U.S., these subsidiaries are organized under the insurance codes of Alabama, California, Florida, Illinois, Massachusetts, Mississippi, New Jersey, New York, North Carolina and Texas. Additionally, some of these subsidiaries are considered commercially domiciled in California, Florida, and Texas.

Generally, the insurance codes in these states provide that the acquisition or change of "control" of a domestic or commercially domiciled insurer or of any person that controls such an insurer cannot be consummated without the prior approval of the relevant insurance regulator. In general, a presumption of "control" arises from the ownership, control, possession with the power to vote, or possession of proxies with respect to ten percent or more of the voting securities of an insurer or of a person who controls an insurer. In addition, certain state insurance laws require pre-acquisition notification to state agencies of a change in control with respect to a non-domestic insurance company licensed to do business in that state. While such pre-acquisition notification statutes do not authorize the state agency to disapprove the change of control, such statutes do authorize certain remedies, including the issuance of a cease-and-desist order with respect to the non-domestic insurer if certain conditions exist, such as undue market concentration.

Thus, any transaction involving the acquisition of ten percent or more of The Allstate Corporation's common stock would generally require prior approval by the state insurance departments in Alabama (where the threshold is five percent or more of The Allstate Corporation's common stock), California, Florida, Illinois, Massachusetts, Mississippi, New Jersey, New York, North Carolina and Texas. Moreover, notification would be required in those other states that have adopted pre-acquisition notification provisions and where the insurance subsidiaries are admitted to transact business. Such approval requirements may deter, delay or prevent certain transactions affecting the ownership of The Allstate Corporation's common stock.

Rate regulation Nearly all states and D.C (collectively, "locations") have insurance laws requiring personal property and casualty insurers to file rating plans, policy or coverage forms, and other information with the location's regulatory authority. In many cases, such rating plans, policy forms, or both must be approved prior to use.

The speed with which an insurer can change rates in response to competition or increasing costs depends on the location's rating laws, which include the following categories:

- Prior approval — Regulators must approve a rate before the insurer may use it (21 locations for auto and 20 locations for home). Some of these permit insurers to make rate changes without prior approval within a limited range

- File-and-use — Insurers do not have to wait for the regulator's approval to use a rate, but the rate must be filed with the regulatory authority prior to being used (20 locations for auto and 21 locations for home)

- Use-and-file — Requires an insurer to file rates within a certain period of time after the insurer begins using them (9 locations for auto and home)

- No filing or approval — One location for auto and home, with an immaterial amount of written premiums, does not require a filing to be submitted

Under these rating laws, the regulator has the authority to disapprove a rate filing.

Percentage of 2025 statutory direct premiums based on rating laws

Use-and-file 11%
Prior approval 45%
File-and-use 44%

An insurer's ability to adjust its rates in response to competition or to changing costs is dependent on an insurer's ability to demonstrate to the regulator that its rates or proposed rating plan meets the requirements of the rating laws. In those locations that significantly restrict an insurer's discretion in selecting the business that it wants to underwrite, an insurer can manage its risk of loss by charging a rate that reflects the cost and expense of providing the insurance. In those locations that significantly restrict an insurer's ability to charge a rate that reflects the cost and expense of providing the insurance, the insurer may be able to manage its risk of loss by being more selective in the type of business it underwrites. When a location significantly restricts both underwriting and pricing, it becomes more difficult for an insurer to maintain its targeted level of profitability.

From time to time, the personal lines insurance industry comes under pressure from state regulators, legislators, and special-interest groups to reduce, freeze, or set rates at levels that do not correspond with underlying costs, catastrophe loss exposure, and expenses. We expect this kind of pressure to persist. Allstate and other insurers are using increasingly sophisticated pricing models and rating plans that are reviewed by regulators and special-interest groups. Regulators may limit the ability of insurers to include variables in their rating plans even though they are indicative of risk. Regulators may interpret existing law or rely on future legislation or regulations to impose new restrictions that adversely affect profitability or growth. We cannot predict the impact on our business of possible future legislative and regulatory measures regarding insurance rates.

We are also subject to limitations for cancellations and non-renewals for certain periods of time due to catastrophe events. In January 2025, the California Insurance Commissioner issued a mandatory one-year moratorium on non-renewing or canceling residential insurance coverage in specific zip codes affected by the wildfires.

Involuntary markets As a condition of maintaining our licenses to write personal property and casualty insurance in various states, we are required to participate in assigned risk plans, reinsurance facilities, and joint underwriting associations that provide various types of insurance coverage to individuals or entities that otherwise are unable to purchase such coverage from private insurers, including the California FAIR Plan Association.

⮎ For a discussion of these items see Note 14 of the consolidated financial statements. Note 14 is incorporated in this Part I, Item 1 by reference.

Indemnification programs We are a participant in state-based industry pools, facilities or associations, mandating participation by insurers offering certain coverage in their state, including the Michigan Catastrophic Claims Association ("MCCA"), the New Jersey Property-Liability Insurance Guaranty Association, the North Carolina Reinsurance Facility and the Florida Hurricane Catastrophe Fund. We also sell and service Federal Government National Flood Insurance Program ("NFIP") flood policies as an agent of the Federal Emergency Management Agency ("FEMA").

⮎ For a discussion of these items see Note 11 of the consolidated financial statements and Part II, Item 7 - Management's Discussion and Analysis of Reinsurance and indemnification programs. Note 11 is incorporated in this Part I, Item 1 by reference.

Guaranty funds Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, in order to cover certain obligations of insolvent insurance companies. We do not anticipate any material adverse financial impact on Allstate from these assessments.

⮎ For a discussion of these items see Note 14 of the consolidated financial statements. Note 14 is incorporated in this Part I, Item 1 by reference.

Investment regulation Our insurance subsidiaries are subject to state regulation that specifies the types of investments that can be made and concentration limits of invested assets. Failure to comply with these rules leads to the treatment of non-conforming investments as non-admitted assets for purposes of measuring statutory surplus. Further, in some instances, these rules require divestiture of non-conforming investments. The NAIC periodically reviews the statutory accounting and risk-based capital ("RBC") requirements for investments and makes changes from time to time.

Exiting geographic markets; canceling and non-renewing policies Most states regulate an insurer's ability to exit a market. For example, states may limit, to varying degrees, an insurer's ability to cancel and non-renew policies. Some states restrict or prohibit an insurer from withdrawing one or more types of insurance business from the state, except pursuant to a plan that is approved by the state insurance department. Regulations that limit cancellation and non-renewal and that subject withdrawal plans to prior approval requirements may restrict an insurer's ability to exit unprofitable markets.

Broker-dealer and investment advisers The Allstate entities that operate as a broker-dealer and registered investment advisers are subject to regulation and supervision by the Securities and Exchange Commission ("SEC"), Financial Institution Regulatory Authority and/or, in some cases, state securities administrators. The SEC has proposed rules and amendments related to cybersecurity risk management and cybersecurity-related disclosure for broker-dealers, registered investment advisers, registered investment companies, and business development companies. The SEC has adopted a comprehensive set of rules and interpretations for broker-dealers and investment advisers, including Regulation Best Interest. In addition, individual states and their securities regulators have and may adopt their own enhanced conduct standards for broker-dealers that could impact products provided by Allstate agents and Allstate's broker-dealer, their sales processes, sales volume, and producer compensation arrangements.

Climate disclosures In October 2023, California enacted several climate disclosure bills. One of these is the Climate Corporate Data Accountability Act, which requires disclosure and assurance over greenhouse gas emissions using a phased reporting approach. The California Air Resources Board has issued proposed regulations with an initial reporting deadline of August 2026. Allstate has publicly reported its greenhouse gas inventory since 2010 and is well-positioned to comply with the new law, subject to the proposed regulations being finalized. We will continue evaluating the anticipated impacts and scope of the new laws on our reporting and disclosures.

Privacy regulation and data security Federal law and the laws of many states require companies, including financial institutions, to protect the security and confidentiality of consumer information and to notify consumers about their policies and practices relating to collection, use, disclosure, and protection of consumer information. Federal law and the laws of many states also regulate disclosures and disposal of consumer information. Congress, state legislatures, and regulatory authorities continue to consider additional privacy regulation.

In addition to laws and regulations specific to financial institutions, there are comprehensive privacy laws that apply across industries. For example, the California Consumer Privacy Act, as well as similar laws in Virginia, Connecticut, and many other states, impose significant compliance requirements for certain larger businesses in those states. Among other things, these privacy laws provide consumers with privacy rights such as the right to request access to or deletion of their personal information. The California Consumer Privacy Act also established a new privacy regulatory agency. In November 2023, the New York State Department of Financial Services amended its cybersecurity regulation, including both new and heightened requirements. Many states have now adopted some form of the NAIC Insurance Data Security Model Law, establishing standards for data security, including the investigation of and notification to insurance commissioners of cybersecurity events. Additional states are also likely to adopt similarly themed cybersecurity requirements in the future. We cannot predict the impact on our business of possible future legislative or regulatory measures regarding privacy or cybersecurity.

Asbestos, environmental and other run-off lines Congress has repeatedly considered legislation to address asbestos claims and litigation in the past. We cannot predict the impact on our business of possible future legislative measures regarding asbestos.

Environmental pollution and clean-up of polluted waste sites is the subject of federal and state regulation. The Comprehensive Environmental Response Compensation and Liability Act of 1980 and comparable state statutes (collectively, the "Environmental Clean-up Laws" or "ECLs") govern the clean-up and restoration of waste sites by Potentially Responsible Parties ("PRPs"). The ECLs establish a mechanism to assign liability to PRPs or to fund the clean-up of waste sites if PRPs fail to do so. The extent of liability to be allocated to a PRP depends on a variety of factors. The insurance industry is involved in extensive litigation regarding coverage issues arising out of the clean-up of waste sites by insured PRPs and the insured parties' alleged liability to third parties responsible for the clean-up.

Allstate's exposure to liability with regard to its insureds that have been, or may be, named as PRPs is uncertain.

Developments in the insurance and reinsurance industries have fostered a movement to segregate asbestos, environmental and other run-off lines exposures into separate legal entities with dedicated capital. Regulatory bodies in certain cases have supported these actions. We are unable to determine the impact, if any, that these developments will have on the collectability of reinsurance recoverables in the future.

Human Capital

Allstate's success is highly dependent on human capital and a strong organizational culture. **Allstate defines organizational culture as a self-sustaining system of values, expectations, practices, and beliefs that drive organizational priorities, decisions and outcomes.** Allstate encourages employees to proactively manage their career so it is integrated into their personal purpose. This includes investing in and holding management accountable for employee development and maintaining a culture aligned with Our Shared Purpose at all levels. Our culture supports Allstate as we transform to become the lowest cost protection provider with an affordable, simple, connected experience.

We invest in talent development and employee engagement, health, safety and well-being because this contributes to Allstate's success. Allstate is one of 136 organizations spanning 19 countries and 44 industries to receive the World's Most Ethical Companies designation. In 2025, we are one of two honorees in the Property & Casualty industry. As of December 31, 2025, Allstate had approximately 53,000 full-time employees and 300 part-time employees.

Allstate's human capital management focuses on the following priorities:

Talent development and employee engagement We strive to make Allstate a place where employees find purpose, growth, belonging and shared success. Our flexible work environment and focus on holistic support continue to strengthen talent attraction, retention and engagement.

- *Purpose-driven impact:* Employees consistently report a strong sense of connection to Allstate's purpose and the difference their work makes in people's lives. Our engagement results remain well above industry benchmarks, reflecting pride in our mission and leadership.

- *Personal growth:* We expanded opportunities for continuous learning, supporting career advancement through degree and certification programs, leadership development, and early career enrichment experiences that help new talent thrive.

- *Individuality and inclusion:* We continue to foster an environment where people feel seen, heard, and respected. Feedback from global surveys shows employees value the flexibility to balance individual needs with enterprise priorities.

- *Attractive rewards:* Competitive pay, recognition programs, and benefits continue to reinforce Allstate as an employer of choice, with many employees advancing into new roles within the company.

- *Winning team:* Employees describe Allstate as a collaborative, high-performing culture where teams rally around shared goals to strive to outperform competitors and support one another's

success, core to how we deliver for our customers and each other.

Employee well-being and safety We believe in a culture of well-being and take our responsibility to care for employees' physical, mental and emotional health seriously.

- We expanded our workplace well-being strategy based on employee feedback, offering greater flexibility in how, when and where work gets done, and tailoring programs through personalized well-being assessments that also help lower benefit costs.

- Thrive 365 and other engagement initiatives bring well-being to life year-round through learning, connection, and access to holistic resources that support personal and collective wellness.

- All full and part-time employees are eligible for paid family care leave from their first day, reinforcing our support for life outside of work.

- Programs such as Coffee Connections and Leadership Connectivity Standards strengthen belonging and purposeful in-person engagement across teams.

- A culture of recognition and openness is reinforced through our global peer-to-peer recognition program with more than 1 million recognitions in 2025 and our "Speak Up" process that encourages employees to raise concerns confidently.

Organizational culture We strive for a workforce where our varied backgrounds and experiences make us a better company. We work to attract, nurture and retain a skilled workforce. Talent acquisition, development, retention and mobility practices support all employees in achieving their career aspirations.

As part of our commitment to fair compensation practices, we complete pay equity analyses. Annually, we seek to identify potential pay gaps as well as identify policies or practices that may contribute to pay gaps. The external analyses found that Allstate's results compared well to benchmarks for companies of similar size and scope.

Allstate supports and funds voluntary, employee-led Employee Impact Groups ("EIGs") and Business Impact Groups ("BIGs") that are open to all employees. EIGs and BIGs make our company stronger by enhancing employee connection, belonging and engagement, resulting in better business results and service for our customers. EIGs help foster a sense of belonging by focusing on development, engagement and collaboration. BIGs focus on creating opportunities for employees to solve business problems and serve as an incubator for innovation, collaboration and professional development. Analysis from 2025 shows that EIG members at Allstate have a 15% lower turnover than non-members. In 2025, 28% of our Allstate U.S. workforce participated in at least one EIG. Officers from across the enterprise leverage their time, networks and resources to support the EIGs and BIGs, and positively impact employee engagement and retention at Allstate.

Our early career programs, including apprenticeship, internship and development programs, are designed to build skills through on-the-job experiences, formal learning and peer learning. These programs attract a variety of backgrounds and experiences.

Allstate continues to make significant progress on Allstate's talent strategy, including a focus on skills-based hiring by eliminating degree requirements for jobs where having a degree is not required. Allstate also focuses on prioritizing internal hiring and developing, strengthening and retaining existing talent.

⟳ In addition to the above discussion of our employees, please see information about Allstate agents under the captions "Allstate Protection Segment - Products and Distribution" and "Compensation Structure" in Part I, Item 1 of this report.

Website

Our website is www.allstate.com. The Allstate Corporation's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to such reports that we file or furnish pursuant to Section 13(a) of the Securities Exchange Act of 1934 are available on the Investor Relations section of our website (www.allstateinvestors.com), free of charge, as soon as reasonably practicable after they are electronically filed or furnished to the SEC and available at www.sec.gov. In addition, our Corporate Governance Guidelines, our Global Code of Business Conduct, and the charters of our Audit Committee, Compensation and Human Capital Committee, Executive Committee, Nominating, Governance and Social Responsibility Committee and Risk and Return Committee are available on the Investor Relations section of our website. The information found on our website is not incorporated by reference into this Annual Report on Form 10-K or in any other report or document filed with the SEC.

Other Information About Allstate

- Allstate's four reportable segments use shared services, including human resources, investment, finance, information technology and legal services, provided by Allstate Insurance Company and other affiliates.

- Seasonal patterns of severe or inclement weather typically result in higher claim volumes and increased claims expense within the Allstate Protection segment.

- "Allstate®" is a very well-recognized brand name in the United States. We use the "Allstate®", "National General®" and "Answer Financial®" brands extensively in our business. We also provide additional protection products and services through "Allstate® Protection Plans", "Allstate® Dealer Services", "Allstate® Roadside", "Arity®", "Allstate® Identity Protection", "Allstate® Health Solutions", and "Esurance®", among others. These brands, products and services are supported with the related service marks, logos, and slogans. Our rights in the United States to these names, service marks, logos and slogans continue as long as we continue to use them in commerce. Many service marks used by Allstate are the subject of renewable U.S. and/or foreign service mark registrations. We believe that these service marks are important to our business and we intend to maintain our rights to them.

Information about our Executive Officers

The following table sets forth the names of our executive officers as of February 1, 2026, their ages, positions and business experience. "AIC" refers to Allstate Insurance Company. Each of the officers named below may be removed from office at any time, with or without cause, by the board of directors of the relevant company.

Name	Age	Position with Allstate and Business Experience
Thomas J. Wilson	68	Chairman of the Board (May 2008 to present), President (June 2005 to January 2015 and February 2018 to present), and Chief Executive Officer (January 2007 to present) of The Allstate Corporation and AIC.
Elizabeth A. Brady	61	Executive Vice President, Chief Marketing, Customer and Communications Officer of AIC (January 2020 to present).
Andréa M. Carter	56	Executive Vice President and Chief Human Resources Officer of AIC (May 2025 to present); Senior Executive Vice President and Chief Human Resources Officer of Global Payments, Inc. (July 2020 to March 2025).
Christine M. DeBiase	57	Executive Vice President, Chief Legal Officer and General Counsel of The Allstate Corporation and AIC (May 2024 to present); Executive Vice President, Chief Legal Officer, General Counsel and Corporate Secretary of The Allstate Corporation and AIC (January 2023 to May 2024); Executive Vice President, Chief Administrative Officer and General Counsel of Brighthouse Financial (February 2018 to December 2022).
John E. Dugenske	59	Chief Financial Officer of The Allstate Corporation (October 2025 to present), President, Investments and Corporate Strategy of AIC (September 2022 to present); President, Investments and Financial Products of AIC (January 2020 to September 2022); Executive Vice President and Chief Investment and Corporate Strategy Officer of AIC (January 2018 to January 2020).
Eric K. Ferren	52	Senior Vice President, Controller and Chief Accounting Officer of The Allstate Corporation and AIC (May 2024 to present); Chief Financial Officer of Revantage (April 2024 to May 2024); Senior Vice President, Controller, and Chief Accounting Officer of The Allstate Corporation (May 2017 to September 2019) and Senior Vice President of AIC (May 2014 to April 2024).
Suren Gupta	64	Executive Vice President, President, Protection Products & Enterprise Services of AIC (August 2023 to present); President, Enterprise Services (October 2022 to August 2023); Executive Vice President, Chief Information Technology and Enterprise Services Officer of AIC (January 2020 to October 2022).
Zulfikar Jeevanjee	61	Executive Vice President and Chief Information Officer of AIC (October 2022 to present); Senior Vice President, Chief Technology Officer, CVS Health (February 2021 to September 2022); Senior Vice President, Chief Enterprise Architect of AIC (November 2018 to February 2021).
Jesse E. Merten	51	Executive Vice President, President, Property-Liability of AIC (October 2025 to present); Executive Vice President and Chief Financial Officer of The Allstate Corporation and AIC (September 2022 to October 2025); President, Financial Products of AIC (May 2020 to September 2022).
Mark Q. Prindiville	58	Executive Vice President and Chief Risk Officer of AIC (May 2020 to present).
Mario Rizzo	59	Executive Vice President, Chief Operating Officer of AIC (October 2025 to present); Executive Vice President, President, Property-Liability of AIC (September 2022 to October 2025); Executive Vice President and Chief Financial Officer of The Allstate Corporation and AIC (January 2018 to September 2022).

Forward-Looking Statements

This report contains "forward-looking statements" that anticipate results based on our estimates, assumptions and plans that are subject to uncertainty. These statements are made subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not relate strictly to historical or current facts and may be identified by their use of words like "plans," "seeks," "expects," "will," "should," "anticipates," "estimates," "intends," "believes," "likely," "targets" and other words with similar meanings. These statements may address, among other things, our strategy for growth, catastrophe exposure management, product development, investment results, regulatory approvals, market position, expenses, financial results, litigation and reserves. We believe that these statements are based on reasonable estimates, assumptions and plans. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update any forward-looking statements as a result of new information or future events or developments. In addition, forward-looking statements are subject to certain risks or uncertainties that could cause actual results to differ materially from those communicated in these forward-looking statements. These risks and uncertainties include, but are not limited to, those described in Part 1, "Item 1A. Risk Factors" and elsewhere in this report and those described from time to time in our other reports filed with the Securities and Exchange Commission.

Item 1A. Risk Factors

Summary Risks are grouped into three categories: (1) insurance and financial services, (2) business, strategy and operations and (3) macro, regulatory and risk environment. Many risks may affect more than one category and are included where the impact is most significant. If some of these risk factors occur, they may cause the emergence of or exacerbate the impact of other risk factors, which could materially increase the severity of the impact of these risks on the business, results of operations, financial condition or liquidity. The table below includes examples of risks from each category.

 *Insurance and financial services*	 *Business, strategy and operations*	*Macro, regulatory and risk environment*
Risks related to the insurance and financial services industries	*Risks related to Allstate's business and operating model*	*Risks that impact most companies*
• Complexity and uncertainty of loss cost estimates and reserves • Claim frequency and severity volatility • Catastrophes and severe weather • Ability to obtain approval for rate increases or new products • Investment results are subject to market volatility and valuation judgments	• Highly competitive industry • Changing consumer preferences • New or changing technologies • Ineffective Transformative Growth strategy • Ability to maintain catastrophe reinsurance programs and limits • Fluctuations in financial strength and ratings • Loss of key business relationships • Cybersecurity and privacy events • Ability to attract, develop and retain talent	• Adverse changes in economic and capital market conditions • Large-scale disruptive or destabilizing events • Changing climate conditions • Evolving environmental and social expectations of stakeholders • Regulatory and political changes

The Allstate Corporation Board of Directors ("Allstate Board") has overall responsibility for oversight of Management's design and implementation of our Enterprise Risk and Return Management ("ERRM") framework that manages the business on an integrated basis following risk and return principles. The Risk and Return Committee of the Allstate Board oversees effectiveness of the ERRM program, governance structure and risk-related decision-making, while focusing on the Company's overall risk profile.

⟳ See Management's Discussion and Analysis ("MD&A"), Enterprise Risk and Return Management for further details.

Consider these cautionary statements carefully together with other factors discussed elsewhere in this document, in filings with the Securities and Exchange Commission ("SEC") or in materials incorporated therein by reference.

 **Insurance and financial services**

Property and casualty actual claim costs may exceed current reserves established for claims due to changes in the inflationary, regulatory and litigation environment

Estimating claim reserves is an inherently uncertain and complex process. We continually refine our best estimates of losses after considering known facts and interpretations of the circumstances.

The reserving methodology may be impacted by the following:

- Models that rely on the assumption that past loss development patterns will persist into the future
- Internal factors including experience with similar cases, actual claims paid, historical trends involving claim payment and case reserving patterns, pending levels of unpaid claims, loss management programs, product mix, contractual terms and changes in claim reporting and settlement practices

- External factors such as inflation, court decisions, changes in law or litigation imposing unintended coverage or an unexpected increase in the number, size or types of claims, regulatory requirements, changes in driving patterns, delays in reporting of claims and economic conditions, the imposition and impact of tariffs, supply chain disruptions and labor shortages

The ultimate cost of losses, or current estimates, have and may continue to vary materially from recorded reserves and such variance may adversely affect the results of operations and financial condition as the reserves and amounts due from reinsurers are reestimated.

⟳ For further details, see MD&A, Application of Critical Accounting Estimates.

Increases in the frequency or severity of property and casualty claims may adversely affect our results of operations and financial condition

A significant increase in claim frequency could adversely affect the results of operations and financial condition. Changes in mix of business, miles driven, weather patterns, driving behaviors, technology or other factors can lead to changes in claim frequency. We may experience volatility in claim frequency, and short-term trends may not be predictive of future losses over the longer term.

The following factors have and may continue to impact claim severity for auto bodily injury, auto physical damage (including collision and property damage) and homeowners coverages:

- Bodily injury — more severe accidents, an increase in claims with attorney representation, higher medical consumption and inflation
- Vehicle physical damage — inflation, supply chain disruptions, labor shortages, labor rates, tariffs impacting vehicle and parts prices, increased repair costs for components that have embedded advanced driver assistance systems such as cameras and sensors, length of claim resolution, delays in the receipt of third-party carrier claims, and a higher mix of total losses
- Homeowners — inflation in the construction industry, building materials and home furnishings, changes in the mix of loss type, changes in building codes and other economic and environmental factors, including short-term supply imbalances for services, supplies in areas affected by catastrophes, labor shortages, labor rates and tariffs

Catastrophes and severe weather events may subject us to significant losses

Catastrophic events could adversely affect operating results and cause them to vary significantly from one period to the next. Climate change could contribute to increased variability of catastrophe losses and underwriting results. Also, liquidity could be constrained by a catastrophe, or multiple catastrophes, which could result in extraordinary losses, sales of investments or a downgrade of our debt or financial strength ratings.

Catastrophic losses are caused by wind and hail, wildfires, tornadoes, hurricanes, tropical storms, earthquakes, severe freeze events, volcanic eruptions, terrorism, cyberattacks, civil unrest, industrial accidents and other such events.

Our personal property insurance business may incur catastrophe losses greater than:

- Those experienced in prior years
- The expected level used in pricing
- Current reinsurance coverage limits
- Loss estimates from hurricane and earthquake models at various levels of probability

Property and casualty businesses are subject to claims arising from severe weather events such as wildfires, winter storms, rain, hail and high winds. The incidence and severity of weather conditions resulting in claims are extremely volatile.

The total number of policyholders affected by the event, the severity of the event and the coverage provided contribute to catastrophe and severe weather losses. Increases in the insured values of covered property, geographic concentration and the number of policyholders exposed to certain events could increase the severity of claims from catastrophic and severe weather events. Where appropriate and supportable, the Company pursues subrogation of its losses resulting from catastrophes and severe weather events. These efforts may be impacted by external factors that vary by jurisdiction, including developments in the law that may restrict subrogation recoveries, including such claims against utility companies.

Limitations in analytical models used to assess and predict the exposure to catastrophe losses may adversely affect the results of operations and financial condition

We use internally developed and third-party vendor models along with our own historical data to assess exposure to catastrophe losses. The models assume various conditions and probability scenarios and may not accurately predict future losses or measure losses currently incurred.

Price competition and changes in regulation and underwriting standards in property and casualty businesses may adversely affect the results of operations and financial condition

The personal property-liability market is highly competitive with carriers competing through underwriting, advertising, price, customer service, innovation and distribution. Changes in regulatory standards regarding underwriting and rates could also affect the ability to predict future losses and could impact profitability. Competitors may alter underwriting standards, lower prices, have more sophisticated pricing models, introduce new products and features and increase advertising, which could result in lower growth and retention and decrease our competitive position. A decline in the growth or relative profitability of the property and casualty businesses could have a material effect on the results of operations and financial condition.

A regulatory environment that requires rates and products to be approved, can dictate underwriting practices and mandate participation in loss sharing arrangements, may increase the time to market of rate increases, new products or use of advanced technologies and adversely affect results of operations and financial condition

Regulatory approval of rates, especially during inflationary periods, may restrict rate changes that may be required to achieve targeted levels of profitability and returns on equity. If we are unsuccessful, the results of operations could be negatively impacted. Certain states impose or are contemplating regulatory limitations on the amount of profit that insurance companies may earn. If our returns exceed regulatory thresholds, we may be required to issue premium credits, refunds, or implement retroactive rate adjustments to comply with applicable law. Additionally, future regulatory reforms regarding insurance rating, modifications to profit caps, or enforcement practices may make it more difficult to utilize rates that appropriately reflect the risk.

Regulatory restrictions or potential delays in the regulatory approval process for new products and features or the use of advanced technologies, non-traditional data sources, or large language models may impact our ability to innovate and enhance the competitiveness of our product offerings in the marketplace.

In addition, certain states have enacted laws that require an insurer conducting business in that state to participate in assigned risk plans, reinsurance facilities and joint underwriting associations. Certain states also require the insurer to offer coverage to all consumers, often restricting an insurer's ability to charge the price it might otherwise charge for the risk acceptance. In these markets, we may be compelled to underwrite significant amounts of business at lower-than-desired rates, possibly leading to unacceptable returns.

Alternatively, as the facilities recognize a financial deficit, they could have the ability to assess participating insurers, adversely affecting the results of operations and financial condition. Laws and regulations of many states also limit an insurer's ability to withdraw from one or more lines of insurance, except pursuant to a plan that is approved by the state insurance department. Certain states require an insurer to participate in guaranty funds for impaired or insolvent insurance companies. These funds periodically assess losses against all insurance companies doing business in the state. The results of operations and financial condition could be adversely affected by any of these factors.

Our investment portfolios are subject to market risk, including interest rate risk and equity price risk, and declines in credit quality which may adversely affect or create volatility in investment income and cause realized and unrealized losses

We continually evaluate investment management strategies since we are subject to risk of loss due to adverse changes in interest rates, equity prices, credit spreads, real estate values, currency exchange rates and liquidity. Adverse changes have and may continue to occur due to changes in monetary and fiscal policy, inflation, unemployment, economic growth, geopolitical events and the economic climate, liquidity of a market or market segment, investor return expectations or risk tolerance, insolvency or financial distress of key market makers or participants, instability of the banking sector, or changes in market perceptions of credit worthiness.

Investments are subject to risks associated with economic and capital market conditions and factors that may be unique to our portfolio, including:

- General weakening of the economy, which is typically reflected through higher credit spreads and lower equity and real estate valuations
- Declines in credit quality
- Declines in interest rates, credit spreads or sustained low interest rates could lead to declines in portfolio yields and investment income

- Increases in market interest rates, credit spreads or a decrease in liquidity could have an adverse effect on the value of fixed income securities
- Adverse changes in foreign currency exchange rates
- Changes in U.S. and foreign tax laws
- Imposition of new or increased tariffs
- Supply chain disruptions, labor shortages, macro trends impacting real estate supply and demand and other factors may have an adverse impact on investment valuations and returns
- Weak performance of general and joint venture partners and underlying investments unrelated to general market or economic conditions could lead to declines in investment income and cause realized losses in limited partnership interests
- Concentration in any particular issuer, industry, asset type, collateral type, group of related industries, geographic sector or risk type

The approaches we use to actively manage exposure to market risk, including rebalancing existing asset or liability portfolios, changing the type of investments purchased in the future and use of derivative instruments to modify the market risk characteristics of existing assets and liabilities or assets expected to be purchased may not perform as intended or expected, resulting in higher than expected realized and unrealized losses.

The amount and timing of net investment income, capital contributions and distributions from performance-based investments, which primarily include limited partnership interests that are recorded on a lag, can fluctuate significantly due to the underlying investments' performance or changes in market or economic conditions. Additionally, these investments are less liquid than publicly traded investments and although secondary markets exist, they are limited and may require sales at significant discounts to carrying value based on market conditions.

Declining equity markets or increases in interest rates or credit spreads could cause the value of the investments in our pension plans to decrease. Declines in interest rates could cause the funding ratio to decline and the value of the obligations for pension and postretirement plans to increase. These factors could decrease the funded status of the pension and postretirement plans, increasing the likelihood or magnitude of future benefit expense and contributions.

↻ For further discussion of these items, see MD&A, Market Risk.

Determination of the fair value and amount of credit losses for investments includes subjective judgments and could materially impact the results of operations and financial condition

The valuation of the portfolio includes subjective risk factors and the value of assets may differ from the actual amount received upon the sale of an asset. The degree of judgment required in determining fair values increases when:

- Market observable information is less readily available

- The use of different valuation assumptions may have a material effect on the assets' fair values

- Changing market conditions could materially affect the fair value of investments

Additionally, the determination of the amount of credit losses varies by investment type and is based on ongoing evaluation and assessment of known and inherent risks associated with the respective asset class or investment.

Such evaluations and assessments are highly judgmental and are revised as conditions change and new information becomes available.

We update our evaluations regularly and reflect changes in credit losses in the results of operations. Our conclusions may ultimately prove to be incorrect as assumptions, facts and circumstances change. When estimating credit loss allowances, historical loss trends, consideration of current conditions and forecasts may not be indicative of future changes in credit losses and additional amounts may need to be recorded in the future.

Participation in indemnification programs subjects us to the risk that reimbursement for qualifying claims and claims expenses may not be received

Participation in state-based industry pools, facilities and associations may have a material, adverse effect on the results of operations and financial condition. Our largest exposure is associated with the Michigan Catastrophic Claim Association ("MCCA"), a state-mandated indemnification mechanism for qualified Personal Injury Protection losses that exceed a specified level. To the extent the MCCA's current and future assessments are insufficient to reimburse its ultimate obligation on existing claims to member companies, our ability to obtain the 100% indemnification for ultimate losses could be impaired.

We also sell and service NFIP flood policies as an agent of FEMA. The Company is fully indemnified for claims and claim expenses and does not retain any ultimate risk for the indemnified business. Congressional authorization and funding for the NFIP is subject to freezes, including during a government shutdown. Delays in the payment of claims and claim expenses due to authorization or funding freezes, or changes to the administration of the NFIP by the federal government, could result in our customers not receiving payment for qualifying claims, impact the ability to service customer policies or delay the receipt of our fees for services from the NFIP.

⊙ For further discussion of these items, see Regulation section, Indemnification Programs and Note 11 of the consolidated financial statements.

We may not be able to mitigate the impact associated with changes in capital requirements

Regulatory requirements affect the amount of capital to be maintained by our subsidiary insurance companies. Changes to requirements or regulatory interpretations may result in additional capital held in our insurance companies and could require us to increase prices, reduce sales of certain products, or accept a return on equity below original levels assumed in pricing.

A downgrade in financial strength ratings may have an adverse effect on our business

Financial strength ratings are important factors in establishing the competitive position of insurance companies and their access to capital markets. Rating agencies have and could downgrade or change the outlook on our ratings in the future due to:

- Changes in the financial profile or performance of one of our insurance companies

- Changes in a rating agency's determination of the amount of capital required to maintain a particular rating

- Increases in the perceived risk of our investment portfolio, reduced confidence in management or business strategy, or other considerations that may or may not be under our control

A downgrade in ratings could have an adverse effect on sales, competitiveness, customer retention, the marketability of product offerings, liquidity, access to and cost of borrowing or refinancing existing debt obligations, results of operations and financial condition.

 **Business, strategy and operations**

We operate in markets that are highly competitive

Markets in which we operate are highly competitive, and we must continually refine and improve products and services to maintain our reputation, enhance brand perception, and remain competitive. Negative publicity or other negative events could harm our reputation and brand perception, adversely impacting customer, employee and other relationships. If we are unsuccessful in generating new business, retaining customers or renewing contracts, or if marketing efforts and investments in brand enhancements are unsuccessful, our ability to maintain or increase premiums written or the ability to sell products could be adversely impacted.

Determining competitive position is complicated in the auto and homeowners insurance business as companies use different underwriting standards to accept new customers and quotes and close rates can fluctuate across companies and locations. Pricing of products is driven by multiple factors, including loss expectations, expense structure and dissimilar return targets. Additionally, sophisticated pricing algorithms make it difficult to determine what price potential customers would pay across competitors. Pricing increases could adversely impact customer retention and ability to attract new business.

Our ability to adequately and effectively price and personalize products is affected by the evolving nature of consumer needs and preferences, market and regulatory dynamics, broader use of telematics-based rate segmentation and potential change in consumer demand.

There is also significant competition for producers, such as exclusive and independent agents and their licensed sales professionals. Growth and retention may be materially affected if we are unable to attract and retain effective producers or if those producers are unable to attract and retain their licensed sales professionals or customers.

Changing consumer preferences may adversely impact the demand for our products which may adversely impact the business

Growth and retention may be impacted if customer preferences change and we are unable to effectively adapt our business model, technology and processes, including maintaining competitive products and allowing consumers to interact with us how they choose. Some competitors may offer a broader or more personalized array of products than we do, or a more favorable customer experience. The business could be impacted by our ability to attract, serve and retain customers through distribution channels that they prefer.

Our business may also be adversely impacted by new or changing technologies and new business models affecting the auto insurance industry

Increasing adoption of newer technologies such as advanced driver assistance systems and autonomous vehicles or changes in business models that increase ride or car sharing could disrupt the demand for products, create coverage issues, impact the frequency or severity of losses, or reduce the size of the automobile insurance market causing our auto insurance business to decline. Since auto insurance constitutes a significant portion of the overall business, we may be more sensitive than other insurers and more adversely affected by trends that could decrease auto insurance rates or reduce demand for auto insurance over time.

Our competitive position depends on our ability to successfully deploy advanced technologies

Technological advancements and innovation are occurring at a rapid pace that may continue to accelerate. Nontraditional competitors could enter the insurance market and further accelerate these trends. Our competitive position could be impacted if we are unable to deploy advanced technologies in a cost effective and competitive manner or if our competitors more rapidly or successfully deploy advanced technologies in their businesses.

Innovations must be implemented in an ethical and responsible manner, in compliance with applicable laws and regulations. The maturity and effectiveness of forms of artificial intelligence technology are rapidly evolving. Regulatory restrictions on the use or development of artificial intelligence may impose additional compliance or reporting obligations, which

may materially adversely affect our operations or ability to write business profitably in one or more jurisdictions.

Technological changes may require extensive modifications to our systems and processes and extensive coordination with and reliance on the systems, technology and operations of third parties. If we are unable to adapt to or bring such advancements and innovations to market, the quality and marketability of our products, our relationships with customers and agents, competitive position and business prospects may be materially affected. Changes in technology related to collection and application of data regarding customers could expose us to regulatory or legal actions and may have a material adverse effect on our business, reputation, results of operations and financial condition.

Changes in technology and customer preferences may impact the ways in which we invest in marketing and customer acquisition, interact and do business with customers and design products. We may not be able to leverage new technologies effectively or in a timely manner, which could have an adverse effect on the results of operations and financial condition.

Executing our strategy to advance and innovate technology, including leveraging artificial intelligence, has and may continue to impact our workforce as we require new and different skills to achieve our strategic goals. Advancements in technology, business process redesign and changes in consumer preferences may also impact our workforce needs in the future.

Transformative Growth strategy may not be effective

The Transformative Growth strategy is to accelerate growth by improving customer value, expanding customer access, increasing sophistication and investment in customer acquisition, deploying a new technology ecosystem and driving organizational transformation.

As part of the strategy, we have developed and continue to develop new insurance and non-insurance products and services to provide affordable, simple and connected protection through multiple distribution channels. We have also expanded our product and service offerings through acquisitions and may continue to do so. If the strategy is not implemented effectively, growth and profitability objectives could be adversely impacted. Lost business opportunities may result due to slower than anticipated speed to market. New products and services may not be as profitable as existing products, may not perform as well as we expect and may change risk exposures. External forces including competitor actions or regulatory changes may also have an adverse effect on the value generated from the transformation.

Our catastrophe management strategy may adversely affect premium growth

Catastrophe risk management actions have led us to reduce the size of the homeowners business in certain states, including customers with auto and other personal lines products, and may negatively impact future sales. Adjustments to the business structure, size and underwriting practices in markets with significant severe weather and catastrophe risk exposure could adversely impact premium growth rates and retention.

The ability of our subsidiaries to pay dividends may affect our liquidity and ability to meet our obligations

The Allstate Corporation is a holding company with no significant operations. Its principal assets are the stock of its subsidiaries and its directly held cash and investment portfolios. Its liabilities include debt and pension and other postretirement benefit obligations related to employees. State insurance regulatory authorities limit the payment of dividends by insurance subsidiaries, as described in Note 16 of the consolidated financial statements. The limitations are generally based on statutory income and surplus. In addition, competitive pressures generally require the subsidiaries to maintain insurance financial strength ratings. These restrictions and other regulatory requirements may affect the ability of subsidiaries to make dividend payments. Limits on the ability of the subsidiaries to pay dividends could adversely affect holding company liquidity, including the ability to pay dividends to shareholders, service debt or complete share repurchase programs as planned.

Changes in regulatory and rating agency capital metrics could decrease deployable capital and potentially reduce future dividends paid by our insurance companies.

⊕ For a discussion of capital requirements, see Regulation section, Limitations on Dividends by Insurance Subsidiaries.

Our ability to pay dividends or repurchase stock is subject to limitations under terms of certain of our securities

The terms of the outstanding subordinated debentures prohibit us from declaring or paying any dividends or distributions on our common or preferred stock or redeeming, purchasing, acquiring or making liquidation payments on our common stock or preferred stock if we have elected to defer interest payments on the subordinated debentures, subject to certain limited exceptions.

If the full preferred stock dividends for all preceding dividend periods have not been declared and paid, we generally may not repurchase or pay dividends on common stock during any dividend period while our preferred stock is outstanding.

⊕ For additional details, see Note 12 of the consolidated financial statements.

Insufficient reinsurance capacity or reinsurance at unacceptable prices may limit our ability to profitably write business

Market conditions impact the availability and cost of the reinsurance we purchase. Reinsurance may not remain continuously available to us to the same extent and on the same terms and rates as were historically available or is currently available. The ability to economically justify reinsurance to reduce catastrophe

risk in designated areas may depend on our ability to adjust premium rates to fully or partially recover cost. If we cannot maintain an acceptable level of reinsurance or purchase new reinsurance protection in amounts we consider sufficient at acceptable prices, we would have to either accept an increase in our catastrophe exposure, reduce insurance exposure or seek other alternatives.

Unfavorable conditions in the insurance-linked securities ("ILS") market may increase the cost to use ILS or issue new securities in amounts we consider sufficient at acceptable prices.

Reinsurance subjects us to counterparty risk and may not be adequate to protect us against losses arising from ceded insurance

Collecting from reinsurers is subject to uncertainty arising from factors that include:

- Whether reinsurers, their affiliates or certain indemnitors have the financial capacity and willingness to make payments under the terms of a reinsurance treaty or contract
- Whether insured losses meet the qualifying conditions of the reinsurance contract
- Asbestos, environmental and other run-off lines of business reinsurance counterparties may have increased credit risk and may not provide the level of coverage or collateral that we expect

Our inability to recover from a reinsurer could have a material effect on the results of operations and financial condition. Additionally, reinsurance protects up to a certain loss for each event and events that exceed coverages could subject us to higher than anticipated losses.

Acquisitions or divestitures of businesses may not produce anticipated benefits, resulting in operating difficulties, unforeseen liabilities or asset impairments

The ability to achieve certain anticipated financial benefits from the acquisition of businesses depends in part on our ability to successfully grow and integrate the businesses consistent with anticipated acquisition economics. Financial results could be adversely affected by unanticipated performance or compliance issues, unforeseen liabilities, transaction-related charges, diversion of management time and resources to acquisition integration challenges or growth strategies, loss of key employees, challenges in integrating information technology systems and failure of cybersecurity controls, amortization of expenses related to intangibles, charges for impairment of long-lived assets or goodwill and indemnifications.

Acquired businesses may not perform as projected, cost savings anticipated from the acquisition may not materialize, and costs associated with the integration may be greater than anticipated. As a result, if we do not manage these integrations effectively, the quality of our products as well as relationships with customers and partners may suffer and could result in the Company not achieving returns on its investment at the level projected at acquisition.

We also may divest businesses from time to time. These transactions may require us to provide technology and administrative services or may result in continued financial involvement in the divested businesses, such as through transition services agreements, reinsurance, guarantees or other financial arrangements, following the transaction. If the acquiring companies do not perform under the arrangements, financial results could be negatively impacted.

We may be subject to the risks and costs associated with intellectual property infringement, misappropriation and third-party claims

We rely on a combination of contractual rights and copyright, trademark, patent and trade secret laws to establish and protect our intellectual property. Third parties may infringe or misappropriate our intellectual property. We may have to litigate to enforce and protect intellectual property and to determine its scope, validity or enforceability, which could divert significant resources and prove unsuccessful. An inability to protect intellectual property or an inability to successfully defend against a claim of intellectual property infringement could have a material effect on our business.

We may be subject to claims by third parties for patent, trademark or copyright infringement or breach of usage rights. Any such claims and any resulting litigation could result in significant expense and liability. If third-party providers or we are found to have infringed a third-party intellectual property right, either of us could be enjoined from providing certain products or services or from utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licenses. Alternatively, we could be required to enter into costly licensing arrangements with third parties or implement costly workarounds. Any of these scenarios could have a material effect on the business and results of operations.

Loss of key vendor relationships, disruptions to the provision of products or services by a vendor, a vendor's failure to restore critical services after a cybersecurity event, or failure of a vendor to provide and protect reliable data, and proprietary information, or personal information of our customers, claimants or employees could adversely affect our operations

We rely on services and products provided by many vendors in the U.S. and abroad. These include vendors of computer hardware, software, cloud technology and software as a service, as well as vendors or outsourcing of services such as:

- Claim and administrative services
- Call center services for customer support
- Human resource benefits management
- Information technology support
- Investment management services
- Financial and business support services

We continue to identify ways to improve operating efficiency and reduce cost, which may result in

additional outsourcing arrangements or increased reliance on third-party technologies in the future. We may not be successful transitioning work to a vendor or a key vendor could become unable to continue to provide products or services, fail to meet service level standards, fail to protect our confidential, proprietary, and other information or deploy new technologies, such as artificial intelligence, in a manner that has an adverse impact on our operations. Additionally, if plans to restore and recover critical systems, data and operations along with vendor contingencies do not sufficiently address business interruptions, we may suffer operational impairments and financial losses.

The failure of cyber or other information security controls, could result in a loss or disclosure of confidential information, damage to our reputation, additional costs and impair our ability to conduct business effectively

We use technology algorithms, machine based learning, artificial intelligence and data to perform necessary business functions. There are threats that could impact our ability to protect our data and systems; if the threats materialize, they could impact:

- Confidentiality — protecting our data from disclosure to unauthorized parties
- Integrity — ensuring data is not changed accidentally or without authorization and is accurate
- Availability — ensuring our data and systems are accessible to meet business needs

We collect, use, store or transmit a large amount of confidential, proprietary and other information (including personal information of customers, claimants and employees) in connection with the operation of our business. Systems are subject to increased risk of cyberattacks and unauthorized access, such as physical and electronic break-ins or unauthorized tampering.

We constantly defend against threats to our data and systems, including malware, ransomware and computer virus attacks, unauthorized access, system failures and disruptions. Events like these may jeopardize the information processed and stored in, and transmitted through, computer systems and networks and otherwise cause interruptions or malfunctions in operations, which could result in damage to reputation, financial losses, litigation, increased costs, regulatory penalties or customer dissatisfaction.

These risks may increase in the future as threats become more sophisticated. The risk of cyberattacks could be exacerbated by geopolitical tensions, including hostile actions taken by state-sponsored and terrorist organizations.

Integrated operational risk and return management processes and practices may not be sufficient to timely detect, mitigate and respond to cybersecurity operational risks, including those posed by the use of third-party services (e.g., cloud technology, software as a service) and artificial intelligence. Service providers and other vendors may also be subject to cybersecurity risks and our efforts to review and assess their security controls may not be successful in preventing or mitigating the effects of such events.

Enterprise resilience is critical to the ability to restore business operations following a significant operational event

Significant operational events may result in the shutdown, disruption, degradation or unavailability of one or more of our or third party systems or facilities, unanticipated problems with disaster recovery processes, or a support failure from external providers. Lack of operational resiliency or the failure to restore business operations after a significant operational event could have an adverse effect on our ability to conduct business, reputation and on results of operations and financial condition, particularly if those events affect computer-based data processing, transmission, storage, and retrieval systems or destroy data. If a significant number of employees were unavailable or unable to access systems due to such a disaster or event, our ability to effectively conduct business could be severely compromised.

Our ability to attract, develop, and retain talent to maintain appropriate staffing levels and a successful work culture is critical to our success

Competition for qualified employees with highly specialized knowledge in areas such as underwriting, data and analytics, technology and cybersecurity, is intense.

Factors that affect our ability to attract, develop and retain employees and maintain a successful work culture include:

- Compensation and benefits
- Training and employee engagement programs
- Reputation as a successful business with a culture of fair hiring, and of training and promoting qualified employees
- Hybrid work models, the design and location of physical workspaces and expectations for employee collaboration
- Recognition of and response to changing trends and other circumstances that affect employees
- Ability to develop employees and create new roles that align with our automation priorities and deliver greater levels of customer value

The unexpected loss of key personnel could have a material adverse impact on our business because of the loss of their skills, knowledge of our products and offerings and years of industry experience and, in some cases, the difficulty of promptly finding qualified replacement personnel.

 **Macro, regulatory and risk environment**

Conditions in the global economy and capital markets could adversely affect the business and results of operations

Global economic and capital market conditions could adversely impact demand for our products, returns on our investment portfolio and results of operations. The conditions that may have the largest impact on our business include:

- Low or negative economic growth
- Interest rate levels
- Rising inflation increasing claims and claims expense
- Trade policy actions, such as tariffs and quotas
- Substantial increases in delinquencies or defaults on debt
- Significant downturns in the market value or liquidity of our investment portfolio
- Prolonged downturn in equity valuations
- Reduced consumer spending and business investment

Stressed conditions, volatility and disruptions in global capital markets or financial asset classes could adversely affect our investment portfolio. Our assumptions about portfolio diversification may not hold across market conditions, which could lead to heightened investment losses.

Declines in consumer confidence and spending, including internationally, and periods of high unemployment or labor shortages could change consumer behaviors and impact the sales of our consumer protection plan products and other products and services we sell.

Capital and credit market conditions may significantly affect our ability to meet liquidity needs or obtain credit on acceptable terms

In periods of extreme volatility and disruption in the capital and credit markets, liquidity and credit capacity may be severely restricted. Our access to additional financing depends on a variety of factors such as market conditions, the general availability of credit, the overall availability of credit to the industry, our credit ratings and credit capacity, as well as lenders' perception of our long- or short-term financial prospects. In such circumstances, our ability to obtain capital to fund operating expenses, financing costs, capital expenditures or acquisitions may be limited, and the cost of any such capital may be significant.

Widespread disruptive or destabilizing events may have an adverse effect on our business

Disruptive or destabilizing events such as a large-scale pandemic, the occurrence of terrorism, military actions, political and social unrest, declines in trust in government and businesses or other events may result in loss of life, property damage, and disruptions to commerce and reduced economic activity. Some of the assets in our investment portfolio may be adversely affected by declines in the equity markets, changes in interest rates, reduced liquidity and economic activity caused by such events. Additionally, such events could have a material effect on sales, liquidity and operating results.

Losses from changing climate and weather conditions may adversely affect financial condition, profitability or cash flows

Increased global temperatures affect the occurrence of certain natural events, such as increasing the frequency or severity of wind, tornado, hailstorm and thunderstorm events due to increased convection in the atmosphere. There could also be more frequent wildfires in certain geographies, more flooding and the potential for increased severity of losses. As a result, incurred losses from such events and the demand, price and availability of reinsurance coverages for automobile and homeowners insurance may be affected.

Climate change may also impair our ability to identify and quantify potential losses and offer customers products at an affordable price. The investment portfolio is also subject to the effects of climate change.

Due to significant variability associated with future climate conditions, we are unable to predict the impact climate change will have on our businesses.

Our practices relating to environmental and social matters may not meet stakeholders' expectations

Some existing or potential investors, customers, employees, regulators, and other stakeholders evaluate business practices according to a variety of environmental and social standards and expectations, including those related to climate change and inclusive diversity.

Stakeholder expectations on environmental and social issues are continually evolving and not always well defined or readily measurable. Our practices may not meet the expectations of stakeholders or we may fail to meet our commitments. Existing and potential customers and business partners may choose not to do business with us and potential applicants and employees may choose not to work for us based on our business practices, policies and actions. We may face adverse regulatory, investor, media, political or other scrutiny leading to business, reputational or legal challenges.

Evolving privacy and data security regulation and increased focus on enforcement could impact our business, increase costs and any violations could subject us to regulatory fines and reputational impact

Personal information is subject to an increasing number of federal, state, local and international laws and regulations regarding privacy and data security, as well as contractual commitments. Any failure or perceived failure by us to comply with such obligations may result in governmental enforcement actions and fines, litigation or public statements against us by consumer advocacy groups or others and could cause our employees and customers to lose trust in us, which could have an adverse effect on our reputation and business.

↪ For additional information, see the Regulation section, Privacy Regulation and Data Security.

We are subject to extensive regulation, and uncertainty around the interpretation and implementation of regulations in the U.S. and internationally, and potential further restrictive regulation may increase operating costs and limit growth

We largely operate in the highly regulated insurance and broader financial services sectors and are subject to extensive laws, regulations, executive orders and directives that are complex and subject to change. Changes may lead to additional expenses, increased legal exposure, delays or increased reserve or capital requirements limiting our ability to grow or to achieve targeted profitability. Moreover, laws and regulations are administered and enforced by governmental authorities that exercise interpretive latitude, including:

- State insurance regulators
- State securities administrators
- State attorneys general
- U.S. Federal agencies including the SEC, the Financial Industry Regulatory Authority, the Department of Labor, the U.S. Department of Justice, the Consumer Financial Protection Bureau and the National Labor Relations Board
- Governments, regulators, and agencies in jurisdictions outside of the U.S. where we conduct business

Consequently, compliance with one regulator's or enforcement authority's interpretation of a legal issue may not result in compliance with another's interpretation of the same issue.

There is risk that one regulator's or enforcement authority's interpretation of a legal issue may change to our detriment. There is also a risk that changes in the overall legal environment may cause us to change our views regarding the actions we need to take from a risk management perspective. This could necessitate changes to practices that may adversely impact the business. In some cases, state insurance laws and regulations are generally intended to protect or benefit purchasers or users of insurance products, not holders of securities that we issue. These laws and regulations may limit the ability to grow or to improve the profitability of the business.

We conduct business outside of the United States, including customer, vendor and business partner relationships, process and information technology operations, and outsourcing of certain business functions. Our operations, vendors and business partnerships outside of the U.S. are subject to additional regulatory requirements and operating and political risks. Changes in tax policy or imposition of fees and restrictions could increase the cost of operations or disrupt or limit our ability to operate outside of the U.S., whether directly through our operations or indirectly through our vendors, suppliers, or service providers. In addition, governments outside of the U.S. have in the past and may in the future adopt laws and regulations applicable to our non-U.S. subsidiaries, including laws related to privacy, data security, human rights and the environment, that carry penalties for non-compliance based on consolidated enterprise revenue. We may incur substantial costs and other negative consequences if any of these risks occur, including an adverse effect on our business, results of operations and financial condition.

Regulatory and federal agency reforms may make it more expensive for us to conduct our business

Regulatory and federal agency reforms, including potential changes in the role of FEMA in coordinating disaster response, lapses in the authorization or changes in administration of the NFIP and potential discontinuation or disruption to the National Oceanic and Atmospheric Administration's or the National Center for Atmospheric Research's weather forecasting and modeling may impact the insurance industry and increase costs. In addition, state laws, enforced by a variety of regulators, on issues such as privacy and cybersecurity may also increase expenses and require additional compliance activities.

The Federal Insurance Office, Financial Stability Oversight Council or other federal government agencies may enact reforms that affect the state insurance regulatory framework. The potential impact of state or federal measures that change the nature or scope of insurance and financial regulation is uncertain but may make it more expensive for us to conduct business and limit our ability to grow or maintain profitability.

Losses from legal and regulatory actions may be material to the results of operations, cash flows and financial condition

We are involved in various legal actions, including class action litigation challenging a range of company practices; including coverages provided by insurance products, some of which involve claims for substantial or indeterminate amounts. We are also involved in various regulatory actions and inquiries, including market conduct exams by state insurance regulatory agencies. In the event of an unfavorable outcome in any of these matters, the ultimate liability may be more than amounts currently accrued or disclosed in our reasonably possible loss range and may be material to the results of operations, cash flows and financial condition. Additionally, judicial or legislative conditions, such as trends in the size of jury awards, developments in the law relating to the liability of insurers or tort defendants, plaintiffs targeting insurers in purported class action litigation relating to claims handling and other practices, and rulings concerning the availability or amount of certain types of damages could cause our ultimate liabilities to change from current expectations.

⮕ For additional information, see Note 14 of the consolidated financial statements.

Changes in or the application of accounting standards issued by standard-setting bodies and changes in tax laws may adversely affect results of operations and financial condition

Our financial statements are subject to GAAP, which are periodically revised, interpreted or expanded. Accordingly, we may be required to adopt new guidance or interpretations, which may have a material effect on the results of operations and financial condition and could adversely impact financial strength ratings.

- Market declines, changes in business strategies or other events impacting the fair value of goodwill or purchased intangible assets could result in an impairment charge to income
- Realization of deferred tax assets assumes that we can fully utilize the deductions recognized for tax purposes; we may recognize additional tax expense if these assets are not fully utilized
- New tax legislative initiatives may be enacted that may impact the effective tax rate and could adversely affect our tax positions or tax liabilities

⮕ For further details, see the Regulation section, MD&A, Application of Critical Accounting Estimates and Note 2 of the consolidated financial statements.

Misconduct or fraudulent acts by employees, agents and third parties may expose us to financial loss, disruption of business, regulatory assessments and reputational harm

The Company is susceptible to past and future misconduct or fraudulent activities by employees, representative agents, vendors, customers and other third parties. These activities could include:

- Fraud against the Company, its employees and its customers through illegal or prohibited activities
- Unauthorized acts or representations, unauthorized use or disclosure of personal or proprietary information, deception, and misappropriation of funds or other benefits
- Violations of the Company's Global Code of Business Conduct, including public-facing statements by employees that violate our policies

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Governance

The Allstate Corporation Board of Directors ("Allstate Board") has overall responsibility for oversight of enterprise risk.

The Audit Committee of the Allstate Board oversees the effectiveness of the cybersecurity program. The Audit Committee retains an external cybersecurity advisor to consult on cybersecurity matters and perform assessments of the Allstate Information Security Program (the "Program").

The Chief Information Security Officer ("CISO") regularly updates the Audit Committee and Allstate Board on the Program status, cybersecurity risk management, the control environment, emerging threat intelligence and key risk and performance measurements.

Our CISO is responsible for the development and execution of the security strategy which protects Allstate's information from external and internal cybersecurity threats. She has over 16 years of experience leading cybersecurity and digital transformation in the financial services industry and government.

Risk management and strategy

The Enterprise Risk and Return Council manages cybersecurity risks. The CISO monitors, makes mitigating decisions about, and escalates information security risks that are outside the Company's established risk tolerance. Additionally, she provides executive sponsorship of information security controls and oversees the development and review of the information security policy and enterprise security standards.

Information Security Program Allstate has implemented a robust Information Security Program to manage material risks from cybersecurity threats. The Company's Program uses a risk-based, defense-in-depth approach to identify, assess and manage cybersecurity risks to the Company's information assets and systems, enabling the business to achieve its objectives. The Information Security Program is aligned with industry best practices and standards including the ISO 27001/27002 standards, the Control Objectives for Information and Related Technologies Framework and the National Institute of Standards and Technology Cybersecurity Framework ("NIST CSF").

Allstate's Information Security Program outlines the responsibilities and expectations for the security of Allstate information systems. The Program includes standards, policies and procedures requiring the implementation of technical, administrative and physical controls to manage the risk to Allstate information and systems. These standards, policies and procedures cover industry-standard information security domains, including risk assessment, third-party supplier risk management, vulnerability

management, identity and access management, application security, network security, cybersecurity awareness training, encryption and incident management.

Dedicated personnel support information security operations 24 hours per day, seven days per week. Allstate's incident response program is designed to detect, respond and recover from a range of cybersecurity-related incidents.

Allstate conducts risk and control assessments to proactively identify cybersecurity threats impacting the organization's business processes. The Company conducts enterprise threat-based risk assessments for multiple aspects of the business, including applications, infrastructure, environments and business processes. Allstate documents the identified risks, tracking them based on potential impact and the likelihood of them occurring.

Allstate performs control effectiveness tests, vulnerability scans and penetration tests to assess controls and proactively identify vulnerabilities for prioritization and remediation. Findings are managed and tracked in accordance with Allstate's governance, risk and compliance standards.

Allstate also has a cybersecurity resiliency strategy that enhances our ability to anticipate, withstand and recover from cybersecurity attacks and maintain the availability of our critical business operations. Cybersecurity resiliency plans improve our recovery speed to protect Allstate and its customers against adverse impacts due to ransomware and other cybersecurity events.

Item 2. Properties

In North America, we occupy approximately 645 retail stores, administrative, data processing, claims handling and other support facilities that total 501 thousand square feet owned and 2.6 million square feet leased.

Outside North America, we own 1 property in Northern Ireland and lease locations in India, the United Kingdom and Australia.

Item 3. Legal Proceedings

Information required for Item 3 is incorporated by reference to the discussion under the heading "Regulation and compliance" and under the heading "Legal and regulatory proceedings and inquiries" in Note 14 of the consolidated financial statements.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

As of January 30, 2026, there were 51,225 holders of record of The Allstate Corporation's common stock. The principal market for the common stock is the New York Stock Exchange ("NYSE"), where our common stock trades under the trading symbol "ALL". Our common stock is also listed on the NYSE Texas.

Common stock performance graph

The following performance graph compares the cumulative total shareholder return on Allstate common stock for a five-year period (December 31, 2020 to December 31, 2025) with the cumulative total return of the S&P Property and Casualty Insurance Index (S&P P/C) and the S&P 500 stock index.

**Value at Each Year-End
of $100 Initial Investment Made on December 31, 2020**

Allstate v. Published Indices



Value at each year-end of $100 initial investment made on December 31, 2020												
	12/31/2020		12/31/2021		12/31/2022		12/31/2023		12/31/2024		12/31/2025	
Allstate	$	100.00	$	109.88	$	130.03	$	138.27	$	194.41	$	214.07
S&P P/C	$	100.00	$	117.51	$	139.69	$	154.70	$	209.20	$	228.84
S&P 500	$	100.00	$	128.68	$	105.36	$	133.03	$	166.28	$	195.98

Issuer purchases of equity securities

Period	Total number of shares purchased [1]	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs [2]	Maximum approximate dollar value that may yet be purchased under the plans or programs [3]
October 1, 2025 - October 31, 2025				
Open Market Purchases	813,575	$ 200.10	813,003	
November 1, 2025 - November 30, 2025				
Open Market Purchases	628,730	$ 206.44	623,716	
December 1, 2025 - December 31, 2025				
Open Market Purchases	693,725	$ 207.20	691,474	
Total	**2,136,030**	**$ 204.27**	**2,128,193**	**$ 260 million**

[1] In accordance with the terms of its equity compensation plans, Allstate acquired the following shares in connection with the vesting of restricted stock units and performance stock awards and the exercise of stock options held by employees and/or directors. The shares were acquired in satisfaction of withholding taxes due upon exercise or vesting and in payment of the exercise price of the options.

October: 572
November: 5,014
December: 2,251

[2] From time to time, repurchases under our programs are executed under the terms of a pre-set trading plan meeting the requirements of Rule 10b5-1(c) of the Securities Exchange Act of 1934.

[3] On February 26, 2025, the Board of Directors authorized a common share repurchase program for $1.50 billion which must be completed by September 30, 2026.

Item 6. [Reserved]

None.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

2025 Highlights

Overview

The following discussion highlights significant factors influencing the consolidated financial position and results of operations of The Allstate Corporation (referred to in this document as "we," "our," "us," the "Company" or "Allstate"). It should be read in conjunction with the consolidated financial statements and related notes found under Item 8. contained herein.

A discussion of strategy, including updates to the multi-year Transformative Growth initiative, can be found in Part 1, Item 1. Business.

This section of this Form 10-K generally discusses 2025 and 2024 results and year-to-year comparisons between 2025 and 2024. Discussions of 2023 results and year-to-year comparisons between 2024 and 2023 that are not included in this Form 10-K can be found in Management's Discussion and Analysis ("MD&A") in Part II, Item 7. of our annual report on Form 10-K for 2024, filed February 24, 2025.

Further analysis of our insurance segments Allstate Protection and Run-off Property-Liability, together Property-Liability Operations, and Protection Services, is provided in MD&A. The segments are consistent with the way in which the chief operating decision maker reviews financial performance and makes decisions about the allocation of resources. The dispositions of the employer voluntary benefits ("EVB") and group health businesses did not qualify for discontinued operations. The Allstate Health and Benefits segment is no longer a reportable segment, with results of this segment recast to reflect only the results of the EVB and group health businesses. The retained individual health business, previously included in the Allstate Health and Benefits segment, is a non-reportable segment with results included in all other for all periods presented.

The most important factors we monitor to evaluate the financial condition and performance for the Company include:

- *Allstate Protection*: premium, policies in force ("PIF"), new business sales, price changes, claim frequency and severity, catastrophes, loss ratio, expenses, underwriting results and combined ratio

- *Protection Services*: revenues, premium written, PIF and adjusted net income

- *Investments*: exposure to market risk, asset allocation, credit quality, total return, net investment income, cash flows, net gains and losses on investments and derivatives, unrealized capital gains and losses, long-term returns and fixed income portfolio duration

- *Financial condition*: liquidity, parent holding company deployable assets, financial strength ratings, operating leverage, debt levels, book value per share and return on equity

Measuring segment profit or loss

The measure of segment profit or loss used in evaluating performance is underwriting income for the Allstate Protection and Run-off Property-Liability segments and adjusted net income for the Protection Services and Corporate segments. We use these measures in our evaluation of results of operations to analyze profitability.

Underwriting income (loss) is calculated as premiums earned and other revenue, less claims and claims expense ("losses"), amortization of deferred policy acquisition costs ("DAC"), operating costs and expenses, amortization or impairment of purchased intangibles, and restructuring and related charges, as determined using accounting principles generally accepted in the United States of America ("GAAP").

Adjusted net income (loss) is net income (loss) applicable to common shareholders, excluding:

- Net gains and losses on investments and derivatives
- Pension and other postretirement remeasurement gains and losses
- Amortization or impairment of purchased intangibles
- Gain or loss on disposition
- Adjustments for other significant non-recurring, infrequent or unusual items, when (a) the nature of the charge or gain is such that it is reasonably unlikely to recur within two years, or (b) there has been no similar charge or gain within the prior two years
- Income tax expense or benefit on reconciling items

Macroeconomic impacts

Macroeconomic factors have and may continue to impact the results of our operations, financial condition and liquidity, such as U.S. government fiscal and monetary policies, the Russia/Ukraine conflict, supply chain disruptions and labor shortages. These factors should be considered when comparing the current period to prior periods. Macroeconomic impacts are disclosed in Part 1 "Item 1A. Risk Factors", including the risk factors titled "*Widespread disruptive or destabilizing events may have an adverse effect on our business*" and "*Conditions in the global economy and capital markets could adversely affect the business and results of operations*".

Tariffs Beginning on April 2, 2025, the U.S. government announced additional tariffs on goods imported to the U.S. We regularly evaluate scenarios to understand the potential impact of tariffs on our businesses and incorporate estimates of the impact into our development of reserves for claims. The evolving and uncertain global trade environment makes it difficult to predict the full effect on our business and it may take time for the impact of inflation to become evident. The following factors may impact operations at levels beyond what we are currently observing:

- Higher new and used vehicle pricing and replacement parts, increasing claims costs in Allstate Protection and Dealer Services

- Increases in building material costs, driving increases in homeowners claim costs
- Lack of availability of replacement parts from disruption in global trade broadly impacting all businesses
- Fewer auto new issued applications due to lower new and used vehicle sales
- Reduced demand in Dealer Services due to lower new vehicle sales
- Lower premiums written from reduced U.S. retail sales in Protection Plans
- Higher claims costs at Protection Plans
- Bad debt and credit allowance exposure in all businesses
- Adverse impacts on investment valuations and liquidity for market-based and performance-based investments

This is not inclusive of all potential impacts and should not be treated as such.

Dispositions

On April 1, 2025, we closed the sale of American Heritage Life Insurance Company and American Heritage Service Company, comprising our employer voluntary benefits business. We recorded a gain on the sale of $888 million or $641 million, after-tax for the year ended December 31, 2025.

On July 1, 2025, we closed the sale of Direct General Life Insurance Company, NSM Sales Corporation and The Association Benefits Solution, LLC, comprising the group health business. We recorded a gain on sale of $715 million or $499 million, after-tax for the year ended December 31, 2025.

See Note 4 of the consolidated financial statements for further information on the EVB and group health dispositions.

Financial Highlights

($ in millions)



Consolidated net income (loss) applicable to common shareholders: 2025 $10,165; 2024 $4,550; 2023 $(316)

Total revenue: 2025 $67,685; 2024 $64,106; 2023 $57,094

Net investment income: 2025 $3,449; 2024 $3,092; 2023 $2,478

Consolidated net income applicable to common shareholders was $10.17 billion in 2025 compared to net income of $4.55 billion in 2024, primarily due to higher underwriting income and gains on dispositions.

Total revenue increased 5.6% to $67.69 billion in 2025 compared to 2024, primarily due to higher auto and homeowners insurance policies in force and premium rate increases.

Net investment income increased $357 million to $3.45 billion in 2025 compared to 2024, primarily due to higher market-based and performance-based investment results.

Financial Position

Investments totaled $83.24 billion as of December 31, 2025, increasing from $72.61 billion as of December 31, 2024.

Allstate shareholders' equity was $30.61 billion as of December 31, 2025 and $21.44 billion as of December 31, 2024. The increase is primarily due to net income and an increase in unrealized net capital gains on investments in 2025, partially offset by common share repurchases and dividends to shareholders.

Book value per diluted common share (ratio of Allstate common shareholders' equity to total common shares outstanding and dilutive potential common shares outstanding) was $108.45 as of December 31, 2025, an increase of 49.9% from $72.35 as of December 31, 2024.

Return on average Allstate common shareholders' equity for the twelve months ended December 31, 2025, was 42.3%, an increase of 16.5 points from 25.8% for the twelve months ended December 31, 2024.

Property-Liability Operations

Overview Property-Liability operations consist of two reportable segments: Allstate Protection and Run-off Property-Liability. These segments are consistent with the groupings of financial information that management uses to evaluate performance and to determine the allocation of resources.

We do not allocate Property-Liability investment income, net gains and losses on investments and derivatives, or assets to the Allstate Protection and Run-off Property-Liability segments. Management reviews assets at the Property-Liability level for decision-making purposes.

For segment results, services provided by Protection Services to Allstate Protection are not eliminated as management considers those transactions in assessing the results of the respective segments. The effects of inter-segment transactions are eliminated in the consolidated results.

GAAP operating ratios are used to measure our profitability to enhance an investor's understanding of our financial results and are calculated as follows:

- *Loss ratio:* the ratio of claims and claims expense (loss adjustment expenses), to premiums earned. Loss ratios include the impact of catastrophe losses and prior year reserve reestimates.

- *Expense ratio:* the ratio of amortization of DAC, operating costs and expenses, amortization or impairment of purchased intangibles and restructuring and related charges, less other revenue to premiums earned.

- *Combined ratio:* the sum of the loss ratio and the expense ratio.

We have also calculated the following impacts of specific items on the GAAP operating ratios because of the volatility of these items between periods. The impacts are calculated by taking the specific items noted below divided by Property-Liability premiums earned:

- *Effect of catastrophe losses on combined ratio:* includes catastrophe losses and prior year reserve reestimates of catastrophe losses included in claims and claims expense

- *Effect of prior year reserve reestimates on combined ratio*

- *Effect of restructuring and related charges on combined ratio*

- *Effect of amortization of purchased intangibles on combined ratio*

- *Effect of Run-off Property-Liability business on combined ratio:* includes claims and claims expense, restructuring and related charges and operating costs and expenses in the Run-off Property-Liability segment

Premium measures and statistics are used to analyze our premium trends and are calculated as follows:

- *PIF*: policy counts are based on items rather than customers. A multi-car customer would generate multiple item (policy) counts, even if all cars were insured under one policy. Lender-placed policies are excluded from policy counts.

- *New issued applications*: item counts of automobile or homeowner insurance applications for insurance policies that were issued during the period, regardless of whether the customer was previously insured by another Allstate brand.

- *Average premium-gross written ("average premium")*: gross premiums written divided by issued item count. Gross premiums written include the impacts from discounts, surcharges and ceded reinsurance premiums and exclude the impacts from mid-term premium adjustments and premium refund accruals. Average premiums represent the appropriate policy term for each line, typically six months for an auto policy and twelve months for a homeowners policy.

- *Implemented rate changes*: represents the impact in the locations (U.S. states, the District of Columbia or Canadian provinces) where rate changes were implemented during the period as a percentage of total prior year-end premiums written.

Underwriting results

($ in millions, except ratios)	2025	2024	2023
Premiums written	$ 59,546	$ 55,926	$ 50,347
Premiums earned	$ 57,682	$ 53,866	$ 48,427
Other revenue	2,051	1,895	1,545
Claims and claims expense	(36,777)	(39,118)	(40,453)
Amortization of DAC	(7,003)	(6,676)	(6,070)
Other costs and expenses	(7,176)	(6,630)	(5,255)
Restructuring and related charges	(54)	(51)	(143)
Amortization of purchased intangibles	(183)	(206)	(235)
Underwriting income (loss)	$ 8,540	$ 3,080	$ (2,184)
Catastrophe losses			
Catastrophe losses, excluding reserve reestimates	$ 4,959	$ 5,334	$ 5,660
Catastrophe reserve reestimates [1]	—	(370)	(24)
Total catastrophe losses	$ 4,959	$ 4,964	$ 5,636
Non-catastrophe reserve reestimates [1]	$ (1,810)	$ 62	$ 574
Prior year reserve reestimates [1]	(1,810)	(308)	550
GAAP operating ratios			
Loss ratio	63.8	72.6	83.5
Expense ratio [2]	21.4	21.7	21.0
Combined ratio	85.2	94.3	104.5
Effect of catastrophe losses on combined ratio	8.6	9.2	11.6
Effect of prior year reserve reestimates on combined ratio	(3.1)	(0.5)	1.2
Effect of catastrophe losses included in prior year reserve reestimates on combined ratio	—	(0.7)	—
Effect of restructuring and related charges on combined ratio	0.1	0.2	0.3
Effect of amortization of purchased intangibles on combined ratio	0.3	0.3	0.5
Effect of Run-off Property-Liability business on combined ratio	0.3	0.2	0.2

[1] Reserve releases are shown in parentheses.

[2] Other revenue is deducted from operating costs and expenses in the expense ratio calculation.

Allstate Protection Segment





Private passenger auto, homeowners, and other personal lines insurance products are offered to consumers through exclusive agents, independent agents and directly to the consumer through contact centers and online. Our strategy is to offer products that allow customers to interact with us when, where and how they want affordable, simple and connected protection products. For additional information on our strategy and outlook, see Part I, Item 1. Business - Strategy and Segment Information.

Underwriting results

($ in millions)		For the years ended December 31,				
		2025		2024		2023
Premiums written	$	59,546	$	55,926	$	50,347
Premiums earned	$	57,682	$	53,866	$	48,427
Other revenue		2,051		1,895		1,545
Claims and claims expense		(36,626)		(39,050)		(40,364)
Amortization of DAC		(7,003)		(6,676)		(6,070)
Other costs and expenses		(7,173)		(6,625)		(5,251)
Restructuring and related charges		(54)		(51)		(142)
Amortization of purchased intangibles		(183)		(206)		(235)
Underwriting income (loss)	**$**	**8,694**	**$**	**3,153**	**$**	**(2,090)**
Catastrophe losses	$	4,959	$	4,964	$	5,636

Underwriting income was $8.69 billion in 2025 compared to $3.15 billion in 2024, primarily due to increased premiums earned and the benefit of prior year reserve releases, partially offset by higher expenses.

Underwriting income (loss)

($ in millions)		For the years ended December 31,				
		2025		2024		2023
Auto	$	5,724	$	1,810	$	(1,109)
Homeowners		2,393		1,319		(803)
Other personal lines [1]		190		67		(39)
Commercial lines		137		(240)		(265)
Other business lines [2]		239		185		115
Answer Financial		11		12		11
Total	**$**	**8,694**	**$**	**3,153**	**$**	**(2,090)**

[1] Includes renters, condominium, landlord, boat, umbrella, manufactured home, scheduled personal property and valuable item protection products.

[2] Other business lines represents commissions earned from brokered property and casualty and life and annuity products, and lender-placed products.



Change in underwriting results from 2024 to 2025

($ in millions)



Change in underwriting results from 2023 to 2024

($ in millions)

Premium measures and statistics include PIF, new issued applications and average premiums. Premiums written is the amount of premiums charged for policies issued during a fiscal period. Premiums are considered earned and are included in the financial results on a pro-rata basis over the policy period. The portion of premiums written applicable to the unexpired term of the policies is recorded as unearned premiums on the Consolidated Statements of Financial Position.

Premiums written

($ in millions)	For the years ended December 31,		
	2025	2024	2023
Auto	$ 38,649	$ 37,296	$ 33,958
Homeowners	16,565	14,416	12,584
Other personal lines	3,265	3,068	2,519
Commercial lines	402	495	720
Other business lines	665	651	566
Total premiums written	$ 59,546	$ 55,926	$ 50,347

Premiums earned

($ in millions)	For the years ended December 31,		
	2025	2024	2023
Auto	$ 38,090	$ 36,475	$ 32,940
Homeowners	15,363	13,360	11,739
Other personal lines	3,134	2,823	2,387
Commercial lines	419	609	811
Other business lines	676	599	550
Total premiums earned	$ 57,682	$ 53,866	$ 48,427

Policies in force

(In thousands)	2025	2024	2023
Auto	25,504	24,936	25,283
Homeowners	7,697	7,511	7,338
Other personal lines	4,898	4,870	4,863
Commercial lines	176	213	284
Total	**38,275**	**37,530**	**37,768**

Auto insurance premiums written increased 3.6% or $1.35 billion in 2025 compared to 2024, primarily due to the following factors:

- Rate increases that moderated from the prior year. In 2025, rate increases of 3.5% were implemented resulting in a total insurance premium impact of 2.6%
- PIF increased 2.3% or 568 thousand to 25,504 thousand as of December 31, 2025 compared to December 31, 2024

- Increased new issued applications in all channels
- In states where we are achieving acceptable returns, we will focus on implementing rates to keep pace with increasing costs and explore opportunities for rate investments towards growth

Auto premium measures and statistics

	2025	2024	2023	2025 vs. 2024
New issued applications (in thousands)				
Allstate Protection by channel				
Exclusive agency	3,129	2,579	2,294	21.3 %
Independent agency	2,786	2,276	1,989	22.4
Direct	2,987	2,247	1,632	32.9
Total new issued applications	**8,902**	**7,102**	**5,915**	**25.3**
Allstate brand average premium	$ 850	$ 843	$ 757	0.8 %

Homeowners insurance premiums written increased 14.9% or $2.15 billion in 2025 compared to 2024, primarily due to the following factors:

- Higher Allstate brand average premiums resulting from rate increases and inflation in insured home replacement costs, combined with policies in force growth

- In 2025, rate increases of 7.6% were implemented resulting in a total estimated insurance premium impact of 5.1%, excluding the impact of changes in insured home replacement costs

- PIF increased 2.5% or 186 thousand to 7,697 thousand as of December 31, 2025 compared to December 31, 2024, primarily in the direct and exclusive agency channels, partially offset by a reduction in the independent agency channel

- Increased new issued applications in the exclusive agency and direct channels

In Florida, we are not writing new homeowners business and are substantially complete with the non-renewal of certain policies. We may not be able to grow in certain states without regulatory or legislative reforms that enable customers to be provided coverage at appropriate risk adjusted returns.

Homeowners premium measures and statistics

	2025	2024	2023	2025 vs. 2024
New issued applications (in thousands)				
Allstate Protection by channel				
Exclusive agency	982	946	800	3.8 %
Independent agency	172	226	232	(23.9)
Direct	233	133	79	75.2
Total new issued applications	**1,387**	**1,305**	**1,111**	**6.3**
Allstate brand average premium	$ 2,263	$ 2,021	$ 1,812	12.0 %

Other personal lines premiums written increased 6.4% or $197 million in 2025 compared to 2024, primarily due to increases in landlords and personal umbrella policies, partially offset by a decrease in auto assigned risk policies purchased from other carriers. We are not writing new condominium business in Florida.

Commercial lines premiums written decreased 18.8% or $93 million in 2025 compared to 2024, due to the strategic decision for the Allstate brand to stop writing new business and non-renew certain policies. We are offering comprehensive commercial products, including brokered solutions, to customers through our exclusive agency, independent agency and direct channels.

Other business lines premiums written increased 2.2% or $14 million in 2025 compared to 2024, due to growth in the lender-placed homeowners business, partially offset by lower lender-placed auto premiums.

GAAP operating ratios include loss ratio, expense ratio and combined ratio to analyze our profitability trends. Frequency and severity changes are used to describe the trends in loss costs.

Combined ratios

| | For the years ended December 31, | | | | | | | | |
| | Loss ratio | | | Expense ratio [3] | | | Combined ratio | | |
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Auto	63.4	72.7	82.8	21.6	22.3	20.6	85.0	95.0	103.4
Homeowners	62.8	68.1	85.4	21.6	22.0	21.4	84.4	90.1	106.8
Other personal lines [1]	77.4	85.9	82.0	16.5	11.7	19.6	93.9	97.6	101.6
Commercial lines	40.3	111.5	105.8	27.0	27.9	26.9	67.3	139.4	132.7
Other business lines [2]	34.7	55.8	48.4	29.9	13.3	30.7	64.6	69.1	79.1
Total	**63.5**	**72.4**	**83.3**	**21.4**	**21.7**	**21.0**	**84.9**	**94.1**	**104.3**
Impact of amortization of purchased intangibles				0.3	0.3	0.5	0.3	0.3	0.5
Impact of restructuring and related charges				0.1	0.2	0.3	0.1	0.2	0.3

[1] Expense ratio includes other revenue of $185 million, $223 million and $57 million in 2025, 2024 and 2023, respectively, for fees on auto assigned risk policies.

[2] Expense ratio includes profit-sharing commissions on lender-placed business, which increased in 2025 as losses declined and decreased in 2024 due to higher losses.

[3] Other revenue is deducted from operating costs and expenses in the expense ratio calculation.

Loss ratios

| | For the years ended December 31, | | | | | | | | | | | |
| | Loss ratio | | | Effect of catastrophe losses | | | Effect of prior year reserve reestimates | | | Effect of catastrophe losses included in prior year reserve reestimates | | |
	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023
Auto	63.4	72.7	82.8	1.4	2.2	2.1	(4.9)	(1.0)	0.7	(0.1)	(0.1)	(0.2)
Homeowners	62.8	68.1	85.4	26.6	27.8	38.6	(0.1)	(2.9)	0.8	0.3	(2.4)	0.3
Other personal lines	77.4	85.9	82.0	9.0	12.8	14.6	4.1	7.7	0.8	(0.4)	(0.2)	(0.8)
Commercial lines	40.3	111.5	105.8	—	2.8	3.7	(35.3)	27.3	10.4	(0.2)	(0.8)	1.0
Other business lines	34.7	55.8	48.4	9.5	11.9	7.5	(6.7)	—	2.2	—	—	—
Total	**63.5**	**72.4**	**83.3**	**8.6**	**9.2**	**11.6**	**(3.4)**	**(0.7)**	**1.0**	**—**	**(0.7)**	**—**

Auto loss ratio decreased 9.3 points in 2025 compared to 2024 driven by increased earned premiums, lower claim frequency and the benefit of prior year non-catastrophe reserve releases. Estimated report year 2025 incurred claim severity for Allstate brand increased compared to report year 2024 for major coverages due to higher repair costs, mix of total loss frequency, medical consumption and attorney representation. We continue to enhance our claims practices to manage loss costs by increasing resources and expanding re-inspections and accelerating resolution of bodily injury claims.

Homeowners loss ratio decreased 5.3 points in 2025 compared to 2024, primarily due to increased premiums earned. Gross claim frequency, excluding catastrophes, decreased in 2025 compared to 2024 while paid claim severity, excluding catastrophes, increased due to a mix of fire and wind/hail perils. Homeowner paid claim severity can be impacted by both the mix of perils and the magnitude of specific losses paid during the period.

Other personal lines loss ratio decreased 8.5 points in 2025 compared to 2024, primarily due to increased premiums earned, partially offset by higher non-catastrophe losses.

Commercial lines loss ratio decreased 71.2 points in 2025 compared to 2024, primarily due to the benefit of

prior year reserve releases and lower losses, partially offset by a decrease in premiums earned driven by the strategic decision for the Allstate brand to stop writing new business and non-renew policies.

Other business lines loss ratio decreased 21.1 points in 2025 compared to 2024, primarily due to lower losses and the benefit of prior year non-catastrophe reserve releases.

Catastrophe losses decreased 0.1% or $5 million in 2025 compared to 2024.

We define a "catastrophe" as an event that produces pre-tax losses before reinsurance in excess of $1 million and involves multiple first-party policyholders, or a winter weather event that produces a number of claims in excess of a preset, per-event threshold of average claims in a specific area, occurring within a certain amount of time following the event. Catastrophes are caused by various natural events including high winds, winter storms and freezes, tornadoes, hailstorms, wildfires, tropical storms, tsunamis, hurricanes, earthquakes and volcanoes.

We are also exposed to man-made catastrophic events, such as certain types of terrorism, civil unrest, wildfires or industrial accidents. The nature and level of catastrophes in any period cannot be reliably predicted.

Catastrophe losses by the type of event

($ in millions)	Number of events	2025	Number of events	2024	Number of events	2023
	For the years ended December 31,					
Hurricanes/tropical storms	—	$ —	5	$ 1,180	3	$ 66
Tornadoes	—	—	2	85	4	189
Wind/hail	110	3,952	113	3,832	136	5,065
Wildfires	4	1,049	10	71	4	335
Freeze/other events	1	2	2	166	2	5
Prior year reserve reestimates [(1)]		60		(370)		(24)
Prior year Nationwide aggregate reinsurance recoveries		(60)		—		—
Current year Nationwide aggregate reinsurance recoveries		(44)		—		—
Total catastrophe losses	**115**	**$ 4,959** [(2)]	**132**	**$ 4,964**	**149**	**$ 5,636**

(1) Includes reinsurance recoveries.

(2) Gross losses before reinsurance recoverables and reinstatement premiums were $6.2 billion.

Catastrophe management

Historical catastrophe experience For the last ten years, the average annual impact of catastrophes on our loss ratio was 8.8 points, but it has varied from 7.1 points to 11.6 points. The impact of homeowners catastrophes on the homeowners loss ratio in 2025 was 26.6 points compared to the average annual impact for the last ten years of 28.1 points. Over time, we have limited our aggregate insurance exposure to catastrophe losses in certain regions of the country that are subject to high levels of natural catastrophes by our participation in various state facilities. For further discussion of these facilities, see Note 14 of the consolidated financial statements. However, the impact of these actions may be diminished by the growth in insured values, the effect of state insurance laws and regulations and we may not be able to maintain our current level of reinsurance or purchase new reinsurance protection in amounts we consider sufficient at acceptable prices. In addition, in various states we are required to participate in assigned risk plans, reinsurance facilities and joint underwriting associations that provide insurance coverage to individuals or entities that otherwise are unable to purchase such coverage from private insurers including the California FAIR Plan Association. Because of our participation in these and other state facilities such as wind pools, we may be exposed to losses that surpass the capitalization of these facilities and to assessments from these facilities.

We have continued to take actions to maintain an appropriate level of exposure to catastrophic events while continuing to meet the needs of our customers, including the following:

- Continuing to limit or not offer new homeowners, manufactured home and landlord package policy business in certain coastal geographies. Additionally, we:
  - Reduced our exposure to high-risk areas, including California and Florida. We have decreased our overall homeowner exposure in California by more than 50% since 2007. Additionally, from 2016 to 2022 we wrote a limited number of homeowners policies in select areas of California. We stopped writing new homeowners and condominium business in California in 2022. In Florida, we stopped writing new condominium business in 2022 and new homeowners business in 2023. As a result, since December 31, 2024, PIF has declined by approximately 5% and 15% in California and Florida, respectively.
  - Continue to write homeowners coverage, excluding in Florida, through our excess and surplus lines carrier, North Light Specialty Insurance Company ("North Light"), for properties with a higher risk of catastrophes or where customers do not meet certain criteria. These policies can include earthquake coverage (other than fire following earthquakes) that is currently ceded via quota share reinsurance.
- Increased capacity in our brokerage platform for customers not offered an Allstate policy. As of December 31, 2025, Ivantage had $2.86 billion non-proprietary premiums under management.
- Ceded wind exposure related to insured property located in wind pool eligible areas in certain states.
- Generally require higher deductibles for tropical cyclone than all peril deductibles which are in place for a large portion of coastal insured properties.
- Include coverage for flood-related auto comprehensive losses within our reinsurance program to reduce the additional catastrophe exposure, beyond the property lines, for auto customers who have purchased comprehensive damage coverage.
- Provide options of coverage for roof damage, including graduated coverage and pricing based on roof type and age.

Hurricanes We consider the greatest areas of potential catastrophe losses due to hurricanes to be major metropolitan centers along the eastern and gulf coasts of the United States. The average premium on a

property policy near these coasts is generally greater than in other areas. However, average premiums are often not considered commensurate with the inherent risk of loss. In addition, as explained in Note 14 of the consolidated financial statements, in various states Allstate is subject to assessments from assigned risk plans, reinsurance facilities and joint underwriting associations providing insurance for wind related property losses.

We have addressed our risk of hurricane loss by, among other actions, purchasing reinsurance for specific states and on a countrywide basis for our personal lines property insurance in areas most exposed to hurricanes, limiting personal homeowners, landlord package policy and manufactured home new business writings in coastal areas in southern and eastern states, implementing tropical cyclone deductibles where appropriate, and not offering continuing coverage on certain policies in coastal counties in certain states. We continue to seek appropriate returns for the risks we write. This may require further actions, similar to those already taken, in geographies where we are not getting appropriate returns. However, we may maintain or opportunistically increase our presence in areas where adequate risk adjusted returns can be achieved.

Earthquakes We do not offer earthquake coverage in most states. We retain approximately 19,000 PIF with earthquake coverage, with the largest number of policies located in Kentucky, due to regulatory and other reasons. We purchase reinsurance in Kentucky and enter into arrangements in many states to make earthquake coverage available through our brokerage platform.

We continue to have exposure to earthquake risk on certain policies that do not specifically exclude coverage for earthquake losses, including our auto policies, and to homeowners insurance fire losses following earthquakes. Allstate homeowner policyholders in California are offered coverage for damage caused by an earthquake through the California Earthquake Authority ("CEA"), a privately financed, publicly managed state agency created to provide insurance coverage for earthquake damage. Allstate is subject to assessments from the CEA under certain circumstances as explained in Note 14 of the consolidated financial statements. While North Light writes property policies in California, which can include earthquake coverage, this coverage is 100% ceded via quota share reinsurance.

Fires following earthquakes Under a standard homeowners policy we cover fire losses, including those caused by an earthquake. Actions taken related to our risk of loss from fires following earthquakes include restrictive underwriting guidelines in California for new business writings, purchasing reinsurance for Kentucky personal lines property risks, and purchasing nationwide reinsurance coverage, excluding Florida.

Wildfires Actions taken related to managing our risk of loss from wildfires include purchasing nationwide occurrence reinsurance, new and renewal inspection programs to identify and remediate wildfire risk as well as leveraging underwriting criteria. While these programs are designed to mitigate risk, the exposure to wildfires still exists. We continue to manage our exposure and seek appropriate returns. In addition, as explained in Note 14 of the consolidated financial statements, Allstate is subject to assessments from the California FAIR Plan Association providing insurance for property losses.

Severe convective storms We consider the areas of highest potential for catastrophic losses from wind, hail and tornado activity to be major metropolitan regions extending from the Great Plains through the Southeastern United States. We have mitigated our risk of severe convective storm loss by purchasing homeowners nationwide reinsurance coverage, utilized enhanced underwriting processes using aerial imagery, and have continued to provide options of coverage and price that are predicated on roof characteristics.

To manage the exposure, we may implement further actions, similar to those already taken, in geographies where we are not achieving appropriate returns. However, we may maintain or opportunistically increase our presence in areas where adequate risk adjusted returns can be achieved.

Catastrophe reinsurance The total cost of our property catastrophe reinsurance programs, excluding reinstatement premiums, during 2025 was $1.23 billion compared to $1.11 billion during 2024. Catastrophe placement premiums reduce net written and earned premium with approximately 83% of the reduction related to homeowners premium. A description of our current catastrophe reinsurance program appears in Note 11 of the consolidated financial statements.

Expense ratio decreased 0.3 points in 2025 compared to 2024, primarily due to higher earned premium growth relative to costs, partially offset by an increase in advertising costs.

Impact of specific costs and expenses on the expense ratio

($ in millions, except ratios)	For the years ended December 31,			2025 vs 2024	2024 vs 2023
	2025	2024	2023		
Amortization of DAC	$ 7,003	$ 6,676	$ 6,070	$ 327	$ 606
Advertising expense	2,100	1,863	638	237	1,225
Other costs and expenses, net of other revenue	3,022	2,867	3,068	155	(201)
Amortization of purchased intangibles	183	206	235	(23)	(29)
Restructuring and related charges	54	51	142	3	(91)
Total underwriting expenses	**$ 12,362**	**$ 11,663**	**$ 10,153**	**$ 699**	**$ 1,510**
Premiums earned	**$ 57,682**	**$ 53,866**	**$ 48,427**	**$ 3,816**	**$ 5,439**
Expense ratio					
Amortization of DAC	12.1	12.4	12.5	(0.3)	(0.1)
Advertising expense	3.6	3.5	1.3	0.1	2.2
Other costs and expenses, net of other revenue	5.3	5.3	6.4	—	(1.1)
Subtotal	21.0	21.2	20.2	(0.2)	1.0
Amortization of purchased intangibles	0.3	0.3	0.5	—	(0.2)
Restructuring and related charges	0.1	0.2	0.3	(0.1)	(0.1)
Total expense ratio	**21.4**	**21.7**	**21.0**	**(0.3)**	**0.7**

Deferred acquisition costs We establish a DAC asset for costs that are related directly to the acquisition of new or renewal insurance policies, principally agent, employee and broker remuneration, and premium taxes. DAC is amortized to income over the period in which premiums are earned.

DAC balance as of December 31 by product type

($ in millions)	2025	2024
Auto	$ 1,319	$ 1,302
Homeowners	1,163	958
Other personal lines	219	182
Commercial lines	33	31
Other business lines	69	75
Total DAC	**$ 2,803**	**$ 2,548**

Run-off Property-Liability Segment

The Run-off Property-Liability segment includes results from property and casualty insurance coverage that primarily relates to policies written from the 1960s through the mid-1980s. Our exposure to asbestos, environmental and other run-off lines claims arises principally from direct excess commercial insurance, assumed reinsurance coverage, direct primary commercial insurance and other businesses in run-off. We may pursue settlement agreements including policy buybacks on direct excess commercial business when appropriate to improve the certainty of the liabilities. Settlement agreements are negotiated contracts between Allstate and third parties that generally set forth the rights and obligations of the parties, including terms of payment for claims. For additional information on our strategy and outlook, see Part I, Item 1. Business - Strategy and Segment Information.

Underwriting results

($ in millions)	For the years ended December 31,		
	2025	2024	2023
Claims and claims expense			
Asbestos claims	$ (63)	$ (19)	$ (44)
Environmental claims	(27)	(10)	(18)
Other run-off lines	(61)	(39)	(27)
Total claims and claims expense	**(151)**	**(68)**	**(89)**
Operating costs and expenses	(3)	(5)	(5)
Underwriting loss	**$ (154)**	**$ (73)**	**$ (94)**

Underwriting losses in 2025 of $154 million and $73 million in 2024 primarily related to our annual reserve review using established industry and actuarial best practices and loss adjustment expenses. The reserve reestimates are included as part of claims and claims expense.

The reserve reestimates in 2025 primarily related to new reported information for asbestos claims, new reported claims for environmental and other mass tort claims and increased projections for claim expenses. The reserve reestimates in 2024 primarily related to new reported information for asbestos-related claims and adverse developments within the other run-off lines.

We believe that our reserves are appropriately established based on available facts, technology, laws, regulations, and assessments of other pertinent factors and characteristics of exposure (e.g., claim activity, potential liability, jurisdiction, products versus non-products exposure) presented by individual policyholders, assuming no change in the legal, legislative or economic environment. However, as we progress with the resolution of disputed claims in the courts and arbitrations and with negotiations and settlements, our reported losses may be more variable.

Reserves for asbestos, environmental and other run-off claims before and after the effects of reinsurance

($ in millions)	December 31, 2025	December 31, 2024
Asbestos claims		
Gross reserves	$ 1,098	$ 1,124
Reinsurance	(329)	(350)
Net reserves	769	774
Environmental claims		
Gross reserves	302	320
Reinsurance	(55)	(61)
Net reserves	247	259
Other run-off claims		
Gross reserves	452	439
Reinsurance	(36)	(58)
Net reserves	416	381
Total		
Gross reserves	1,852	1,883
Reinsurance	(420)	(469)
Net reserves	**$ 1,432**	**$ 1,414**

Reserves by type of exposure before and after the effects of reinsurance

($ in millions)	December 31, 2025	December 31, 2024
Direct excess commercial insurance		
Gross reserves	$ 1,063	$ 1,082
Reinsurance	(341)	(363)
Net reserves	722	719
Assumed reinsurance coverage		
Gross reserves	584	581
Reinsurance	(54)	(54)
Net reserves	530	527
Direct primary commercial insurance		
Gross reserves	98	133
Reinsurance	(24)	(51)
Net reserves	74	82
Unallocated loss adjustment expenses		
Gross reserves	107	87
Reinsurance	(1)	(1)
Net reserves	106	86
Total		
Gross reserves	1,852	1,883
Reinsurance	(420)	(469)
Net reserves	$ 1,432	$ 1,414

Percentage of gross and ceded reserves by case and incurred but not reported ("IBNR")

	December 31, 2025		December 31, 2024	
	Case	IBNR	Case	IBNR
Direct excess commercial insurance				
Gross reserves [1]	57 %	43 %	58 %	42 %
Ceded [2]	66	34	62	38
Assumed reinsurance coverage				
Gross reserves	32	68	34	66
Ceded	44	56	51	49
Direct primary commercial insurance				
Gross reserves	38	62	54	46
Ceded	72	28	87	13

[1] Approximately 66% and 65% of gross case reserves as of December 31, 2025 and December 31, 2024, respectively, are subject to settlement agreements that define and limit our obligations.

[2] Approximately 73% and 72% of ceded case reserves as of December 31, 2025 and December 31, 2024, respectively, are subject to settlement agreements that define and limit our obligations.

Gross payments from case reserves by type of exposure

($ in millions)	For the years ended December 31,	
	2025	2024
Direct excess commercial insurance		
Gross [1]	$ 105	$ 67
Ceded [2]	(36)	(25)
Assumed reinsurance coverage		
Gross	57	45
Ceded	(7)	(2)
Direct primary commercial insurance		
Gross	6	6
Ceded	(3)	(2)

[1] In 2025 and 2024, 91% and 87% of payments related to settlement agreements, respectively.

[2] In 2025 and 2024, 92% and 93% of payments related to settlement agreements, respectively.

Total net reserves as of December 31, 2025, included $761 million or 53% of estimated IBNR reserves compared to $723 million or 51% of estimated IBNR reserves as of December 31, 2024.

Total gross payments were $168 million and $118 million for 2025 and 2024, respectively. Payments primarily related to settlement agreements reached with several insureds on large claims, mainly asbestos-related losses, where the scope of coverages has been agreed upon. The claims associated with these settlement agreements are expected to be substantially paid out over the next several years as qualified claims are submitted by these insureds. Reinsurance collections were $38 million and $39 million for 2025 and 2024, respectively. The allowance for uncollectible reinsurance recoverables was $52 million and $61 million as of December 31, 2025 and 2024, respectively. The allowance represents 10.7% and 11.3% of the related reinsurance recoverable balances as of December 31, 2025 and 2024, respectively.

Protection Services Segment

    

Protection Services is comprised of Protection Plans, Roadside, Dealer Services, Identity Protection and Arity. In 2025, Protection Services represented 81.6% of total PIF and 4.8% of premiums written. We offer consumer product protection plans, automotive protection and insurance products (including vehicle service contracts, guaranteed asset protection, road hazard tire and wheel and paintless dent repair protection), roadside assistance, mobility intelligence services and analytic solutions using automotive telematics information and identity theft protection and remediation services. For additional information on our strategy and outlook, see Part I, Item 1. Business - Strategy and Segment Information.

Summarized financial information

| | For the years ended December 31, | | |
($ in millions)	2025	2024	2023
Premiums written	$ 3,006	$ 2,797	$ 2,663
Revenues			
Premiums	$ 2,821	$ 2,522	$ 2,243
Other revenue	489	441	319
Intersegment insurance premiums and service fees [1]	137	180	138
Net investment income	99	94	73
Costs and expenses			
Claims and claims expense	(699)	(641)	(632)
Amortization of DAC	(1,328)	(1,217)	(1,058)
Operating costs and expenses	(1,233)	(1,090)	(889)
Restructuring and related charges	(4)	(2)	(6)
Income tax expense on operations	(65)	(71)	(83)
Less: noncontrolling interest	(1)	(1)	(1)
Adjusted net income	$ 218	$ 217	$ 106
Protection Plans	$ 179	$ 157	$ 117
Roadside	46	39	24
Dealer Services	21	21	(15)
Identity Protection	6	8	(2)
Arity	(34)	(8)	(18)
Adjusted net income	$ 218	$ 217	$ 106
Policies in force			
Protection Plans	164,650	159,761	145,292
Roadside	1,244	758	553
Dealer Services	3,663	3,710	3,776
Identity Protection	2,626	2,511	2,884
Policies in force as of December 31 (in thousands)	172,183	166,740	152,505

[1] Primarily related to Arity and Roadside and are eliminated in our consolidated financial statements.

Premiums written increased 7.5% or $209 million in 2025 compared to 2024, primarily due to international growth at Protection Plans.

Adjusted net income increased 0.5% or $1 million in 2025 compared to 2024, primarily due to premium growth at Protection Plans, partially offset by increased claims and higher expenses at Arity.

PIF increased 3.3% or 5 million in 2025 compared to 2024 due to growth at Protection Plans.

Other revenue increased 10.9% or $48 million in 2025 compared to 2024, primarily driven by international growth at Protection Plans and higher lead generation revenue at Arity.

Intersegment premiums and service fees decreased 23.9% to $137 million in 2025 compared to 2024, primarily driven by Arity.

Claims and claims expense increased 9.0% or $58 million in 2025 compared to 2024, primarily driven by growth at Protection Plans.

Amortization of DAC increased 9.1% or $111 million in 2025 compared to 2024, driven by growth at Protection Plans.

Operating costs and expenses increased 13.1% or $143 million in 2025 compared to 2024, primarily due to expenses related to growth at Protection Plans.

Reserve for Property and Casualty Insurance Claims and Claims Expense

Underwriting results are significantly influenced by estimates of claims and claims expense reserves. The facts and circumstances leading to reestimates of reserves relate to claim activity and updates to the development factors used to predict how losses are likely to develop from the end of a reporting period until all claims have been paid. Reestimates occur when actual losses differ from those predicted by the estimated development factors used in prior reserve estimates. For a description of our reserve process, see Note 10 of the consolidated financial statements. For a description of our reserving policies and the potential variability in our reserve estimates, see the Application of Critical Accounting Estimates section of the MD&A. Reserves are an estimate of amounts necessary to settle all outstanding claims, including IBNR claims, as of the reporting date.

We believe the net loss reserves exposures are appropriately established based on available facts, laws and regulations.

Total claims and claims expense reserves, net of recoverables ("net reserves"), as of December 31

($ in millions)	2025	2024	2023
Allstate Protection	$ 31,573	$ 31,846	$ 29,969
Run-off Property-Liability	1,432	1,414	1,444
Total Property-Liability	33,005	33,260	31,413
Protection Services	62	55	49
Total net reserves	**$ 33,067**	**$ 33,315**	**$ 31,462**
Reserve for property and casualty insurance claims and claims expense	$ 41,079	$ 41,917	$ 39,858
Less: reinsurance and indemnification recoverables [1]	8,012	8,602	8,396
Total net reserves	**$ 33,067**	**$ 33,315**	**$ 31,462**

[1] Includes $5.77 billion, $6.41 billion and $6.36 billion of unpaid indemnification recoverables related to the Michigan Catastrophic Claims Association ("MCCA") as of December 31, 2025, 2024 and 2023, respectively.

Impact of reserve reestimates on combined ratio and net income applicable to common shareholders [1] [2]

	2025		2024		2023	
($ in millions, except ratios)	Reserve reestimates	Effect on combined ratio	Reserve reestimates	Effect on combined ratio	Reserve reestimates	Effect on combined ratio
Allstate Protection	$ (1,961)	(3.2)	$ (376)	(0.7)	$ 461	0.9
Run-off Property-Liability	151	0.2	68	0.2	89	0.2
Total Property-Liability	(1,810)	(3.0)	(308)	(0.5)	550	1.1
Protection Services	1	—	—	—	(1)	—
Total	**$ (1,809)**		**$ (308)**		**$ 549**	
Reserve reestimates, after-tax	$ (1,429)		$ (243)		$ 434	
Consolidated net income (loss) applicable to common shareholders	$ 10,165		$ 4,550		$ (316)	
Reserve reestimates as a % impact on consolidated net income (loss) applicable to common shareholders	14.1 %		5.3 %		NM	
Property-Liability prior year reserve reestimates included in catastrophe losses	$ —		$ (370)		$ (24)	

[1] Reserve releases are shown in parentheses.

[2] Ratios are calculated using property and casualty premiums earned.

NM = not meaningful

The following tables reflect the accident years to which the reestimates shown above are applicable. Favorable reserve reestimates are shown in parentheses.

Prior year reserve reestimates

($ in millions)

2025	2020 & prior	2021	2022	2023	2024	Total
Allstate Protection	$ (37)	$ (269)	$ (293)	$ (491)	$ (871)	$ (1,961)
Run-off Property-Liability	151	—	—	—	—	151
Total Property-Liability	114	(269)	(293)	(491)	(871)	(1,810)
Protection Services	—	—	—	—	1	1
Total	$ 114	$ (269)	$ (293)	$ (491)	$ (870)	$ (1,809)

2024	2019 & prior	2020	2021	2022	2023	Total
Allstate Protection	$ 228	$ 80	$ 276	$ 444	$ (1,404)	$ (376)
Run-off Property-Liability	68	—	—	—	—	68
Total Property-Liability	296	80	276	444	(1,404)	(308)
Protection Services	—	—	—	—	—	—
Total	$ 296	$ 80	$ 276	$ 444	$ (1,404)	$ (308)

2023	2018 & prior	2019	2020	2021	2022	Total
Allstate Protection	$ 230	$ 130	$ 84	$ 401	$ (384)	$ 461
Run-off Property-Liability	89	—	—	—	—	89
Total Property-Liability	319	130	84	401	(384)	550
Protection Services	—	—	—	—	(1)	(1)
Total	$ 319	$ 130	$ 84	$ 401	$ (385)	$ 549

Allstate Protection

The table below shows Allstate Protection net reserves representing the estimated cost of outstanding claims as they were recorded at the beginning of years 2025, 2024, and 2023, and the effect of reestimates in each year.

Impact of reserve reestimates by line on net reserves, combined ratio and underwriting income

($ in millions)	2025			2024			2023		
	January 1 reserves	Reserve reestimates	Effect on combined ratio	January 1 reserves	Reserve reestimates	Effect on combined ratio	January 1 reserves	Reserve reestimates	Effect on combined ratio
Auto	$ 23,076	$ (1,880)	(3.3)	$ 21,286	$ (364)	(0.7)	$ 19,365	$ 244	0.5
Homeowners	4,520	(16)	—	4,754	(395)	(0.7)	3,520	102	0.2
Other personal lines	2,417	128	0.2	1,736	217	0.4	1,653	19	0.1
Commercial lines and other	1,833	(193)	(0.3)	2,193	166	0.3	2,338	96	0.2
Total Allstate Protection	$ 31,846	$ (1,961)	(3.4)	$ 29,969	$ (376)	(0.7)	$ 26,876	$ 461	1.0
Underwriting income (loss)		$ 8,694			$ 3,153			$ (2,090)	

Reserve reestimates, which decreased reserves by $1.96 billion in 2025 and represented 22.6% of underwriting income, were primarily due to favorable severity development of $1.18 billion in personal auto injury coverage and $671 million in all other personal auto coverages.

Reserve reestimates, which decreased reserves by $376 million in 2024 and represented 11.9% of the underwriting income, were primarily due to catastrophe reserve releases in homeowners and non-catastrophe reserve releases in personal auto lines, partially offset by increased reserves in other personal lines and commercial lines driven by transportation network company coverage no longer offered.

Run-off Property-Liability

We conduct an annual review in the third quarter of each year to evaluate and establish asbestos, environmental and other run-off reserves. Reserves are recorded in the reporting period in which they are determined. Using established industry and actuarial best practices and assuming no change in the regulatory or economic environment, this detailed and comprehensive methodology determines reserves based on assessments of the characteristics of exposure (e.g., claim activity, potential liability, jurisdiction, products versus non-products exposure) presented by policyholders.

Run-off Property-Liability net reserve reestimates

($ in millions)	2025 January 1 reserves	2025 Reserve reestimates	2024 January 1 reserves	2024 Reserve reestimates	2023 January 1 reserves	2023 Reserve reestimates
Asbestos claims	$ 774	$ 63	$ 804	$ 19	$ 811	$ 44
Environmental claims	259	27	267	10	267	18
Other run-off lines	381	61	373	39	373	27
Total	**$ 1,414**	**$ 151**	**$ 1,444**	**$ 68**	**$ 1,451**	**$ 89**
Underwriting loss		$ (154)		$ (73)		$ (94)

Reserve reestimates in 2025 primarily related to our annual reserve review based on new reported information for asbestos claims, new reported claims for environmental and other mass tort claims and increased projections for claims expenses.

Reserve reestimates in 2024 primarily related to the annual reserve review based on new reported information for asbestos-related claims and adverse developments within the other run-off lines.

Reserves and claim activity before (Gross) and after (Net) the effects of reinsurance

($ in millions, except ratios)	2025 Gross	2025 Net	2024 Gross	2024 Net	2023 Gross	2023 Net
Asbestos claims						
Beginning reserves	$ 1,124	$ 774	$ 1,166	$ 804	$ 1,190	$ 811
Incurred claims and claims expense	70	63	28	19	56	44
Claims and claims expense paid	(96)	(68)	(70)	(49)	(80)	(51)
Ending reserves	**$ 1,098**	**$ 769**	**$ 1,124**	**$ 774**	**$ 1,166**	**$ 804**
Annual survival ratio	11.4	11.3	16.1	15.8	14.6	15.8
3-year survival ratio	13.3	13.7	14.6	15.3	13.8	14.8
Environmental claims						
Beginning reserves	$ 320	$ 259	$ 331	$ 267	$ 328	$ 267
Incurred claims and claims expense	31	27	11	10	23	18
Claims and claims expense paid	(49)	(39)	(22)	(18)	(20)	(18)
Ending reserves	**$ 302**	**$ 247**	**$ 320**	**$ 259**	**$ 331**	**$ 267**
Annual survival ratio	6.2	6.3	14.5	14.4	16.6	14.8
3-year survival ratio	9.8	9.9	14.3	15.2	14.4	15.1
Combined environmental and asbestos claims						
Annual survival ratio	9.7	9.5	15.7	15.4	15.0	15.5
3-year survival ratio	12.4	12.5	14.6	15.3	13.9	14.8
Percentage of IBNR in ending reserves		58.2 %		54.0 %		55.7 %

The survival ratio is calculated by taking our ending reserves divided by payments made during the year. This is a commonly used but simplistic and imprecise approach to measuring the adequacy of asbestos and environmental reserve levels. Many factors, such as mix of business, level of coverage provided and settlement procedures have significant impacts on the amount of environmental and asbestos claims and claims expense reserves, claim payments and the resultant ratio. As payments result in corresponding reserve reductions, survival ratios can be expected to vary over time. The combined asbestos and environmental net 3-year survival ratio in 2025 decreased from 2024 due to larger average payments.

Net asbestos reserves by type of exposure and total reserve additions

($ in millions)	December 31, 2025		December 31, 2024		December 31, 2023	
	Net reserves	% of reserves	Net reserves	% of reserves	Net reserves	% of reserves
Direct:						
Primary	$ 8	1.0 %	$ 9	1.2 %	$ 9	1.1 %
Excess	247	32.1	261	33.7	263	32.7
Total direct	255	33.1	270	34.9	272	33.8
Assumed reinsurance	83	10.8	90	11.6	91	11.3
IBNR	431	56.1	414	53.5	441	54.9
Total net reserves	**$ 769**	**100.0 %**	**$ 774**	**100.0 %**	**$ 804**	**100.0 %**
Total reserve additions	$ 63		$ 19		$ 44	

IBNR net reserves increased $17 million as of December 31, 2025 compared to December 31, 2024. IBNR provides for reserve development of known claims and future reporting of additional unknown claims from current policyholders and ceding companies.

Reinsurance and indemnification programs We purchase significant reinsurance to manage our aggregate countrywide exposure to an acceptable level. The price and terms of reinsurance and the credit quality of the reinsurer are considered in the purchase process. We utilize reinsurance to reduce exposure to catastrophe risk and manage capital, and to support the required statutory surplus and the insurance financial strength ratings of certain subsidiaries such as Castle Key Insurance Company ("CKIC") and Allstate New Jersey Insurance Company ("ANJ"). We have also purchased reinsurance to mitigate exposures in our long-tail liability lines, including environmental, asbestos and other run-off lines as well as our commercial lines. We also participate in various indemnification mechanisms, including state-based industry pool or facility programs mandating participation by insurers offering certain coverage in their state and the federal government National Flood Insurance Program ("NFIP"). See Note 11 of the consolidated financial statements for additional details on these programs.

Intercompany reinsurance We enter into certain intercompany insurance and reinsurance transactions in order to maintain underwriting control and manage insurance risk among various legal entities. These reinsurance agreements have been approved by the appropriate regulatory authorities. All significant intercompany transactions have been eliminated in consolidation.

Catastrophe reinsurance We anticipate completing the placement of our 2026 Nationwide Excess Catastrophe Reinsurance Program and Florida Excess Catastrophe reinsurance Program in the first half of 2026. For further details of the existing 2025 program, see Note 11 of the consolidated financial statements.

Reinsurance and indemnification recoverables, net of the allowance established for uncollectible amounts

($ in millions)	Financial strength ratings S&P/ A.M. Best [1]	Reinsurance or indemnification recoverables on paid and unpaid claims, net	
		2025	2024
Indemnification programs			
State-based industry pool or facility programs			
MCCA [2]	N/A	$ 5,831	$ 6,478
North Carolina Reinsurance Facility ("NCRF")	N/A	445	456
New Jersey Property-Liability Insurance Guaranty Association ("PLIGA")	N/A	347	370
Other		89	386
Subtotal		**6,712**	**7,690**
Catastrophe reinsurance recoverables			
Renaissance Reinsurance Limited	A+	108	44
Sanders RE II Ltd.	N/A	99	31
Swiss Reinsurance America Corporation	AA- / A+	81	24
Sanders RE III Ltd.	N/A	56	—
DaVinci Reinsurance Limited	A+ / A	53	31
Other		503	247
Subtotal [3]		**900**	**377**
Other reinsurance recoverables, net [4]			
Lloyd's of London	AA- / A+	156	175
Swiss Re Corporate Solutions America Insurance Corporation	AA- / A+	76	75
Other, including allowance for credit losses		411	542
Subtotal		**643**	**792**
Total Allstate Protection and Run-off Property-Liability		**8,255**	**8,859**
Protection Services		24	28
Total		$ **8,279**	$ **8,887**

[1] N/A reflects no S&P Global Ratings ("S&P") or A.M. Best ratings available.

[2] As of December 31, 2025 and 2024, MCCA includes $56 million and $71 million of reinsurance recoverable on paid claims, respectively, and $5.77 billion and $6.41 billion of reinsurance recoverable on unpaid claims, respectively.

[3] The increase of $523 million from $377 million at December 31, 2024 to $900 million at December 31, 2025, is primarily related to the January 2025 California wildfire event.

[4] Other reinsurance recoverables primarily relate to commercial lines, including shared economy, as well as asbestos, environmental and other liability exposures.

We regularly evaluate the reinsurers and the respective amounts of our reinsurance recoverables, and a provision for uncollectible reinsurance recoverables is recorded, if needed. The establishment of reinsurance recoverables and the related allowance for uncollectible reinsurance is also an inherently uncertain process involving estimates. Changes in estimates could result in additional changes to the Consolidated Statements of Operations.

Indemnification recoverables are considered collectible based on the industry pool and facility enabling legislation. The Company has not had any credit losses related to these programs, and we do not anticipate losses in the foreseeable future. We also have not experienced credit losses on our catastrophe reinsurance programs, which include highly rated reinsurers.

The allowance for uncollectible reinsurance relates to other reinsurance programs primarily related to our Run-off Property-Liability segment. The allowance was $54 million and $63 million as of December 31, 2025 and 2024, respectively.

The allowance is based upon our ongoing review of amounts outstanding, length of collection periods, changes in reinsurer credit standing and other relevant factors. In addition, in the ordinary course of business, we may become involved in coverage disputes with certain of our reinsurers that may ultimately result in lawsuits and arbitrations brought by or against such reinsurers to determine the parties' rights and obligations under the various reinsurance agreements. We employ dedicated specialists to manage reinsurance collections and disputes. We also consider recent developments in commutation activity between reinsurers and cedents, and recent trends in arbitration and litigation outcomes in disputes between cedents and reinsurers in seeking to maximize our reinsurance recoveries.

Adverse developments in the insurance industry have led to a decline in the financial strength of some of our reinsurance carriers, causing amounts recoverable from them and future claims ceded to them to be considered a higher risk. There has also been consolidation activity in the industry, which causes reinsurance risk across the industry to be concentrated among fewer companies.

See Note 2 of the consolidated financial statements for a description of the methodology utilized to calculate the allowance for reinsurance recoverables.

For further details related to our reinsurance and indemnification recoverables, see the Regulation section in Part I and Note 11 of the consolidated financial statements.

Effects of reinsurance ceded and indemnification programs on premiums earned and claims and claims expense

($ in millions)	For the years ended December 31,		
	2025	2024	2023
Allstate Protection - Premiums			
Indemnification programs			
State-based industry pool or facility programs			
NCRF	$ 479	$ 441	$ 323
MCCA	22	26	29
PLIGA	8	8	7
FHCF	18	23	28
Other	1	1	1
Federal Government - NFIP [1]	409	368	327
Catastrophe reinsurance	1,215	1,088	995
Other reinsurance programs	86	93	110
Total Allstate Protection	**2,238**	**2,048**	**1,820**
Run-off Property-Liability	—	—	—
Total Property-Liability	**2,238**	**2,048**	**1,820**
Protection Services	159	162	169
Total effect on premiums earned	$ **2,397**	$ **2,210**	$ **1,989**
Allstate Protection - Claims			
Indemnification programs			
State-based industry pool or facility programs			
MCCA	$ (530)	$ 180	$ (185)
NCRF	439	425	379
PLIGA	(8)	60	14
FHCF	(28)	(1)	(6)
Other	—	1	1
Federal Government - NFIP [1]	111	618	102
Catastrophe reinsurance	1,157	198	32
Other reinsurance programs	62	97	151
Total Allstate Protection	**1,203**	**1,578**	**488**
Run-off Property-Liability	8	2	29
Total Property-Liability	**1,211**	**1,580**	**517**
Protection Services	137	136	116
Total effect on claims and claims expense	$ **1,348**	$ **1,716**	$ **633**

[1] See Note 11 of the consolidated financial statements for additional details on the National Flood Insurance Program.

In 2025, ceded premiums increased primarily due to catastrophe reinsurance, NFIP and NCRF. In 2024, ceded premiums increased primarily due to NCRF and catastrophe reinsurance.

In 2025, ceded claims and claims expenses decreased primarily due to better than expected auto injury claim emergence related to MCCA, partially offset by catastrophe reinsurance driven by the California wildfires. In 2024, ceded claims and claims expenses increased $1.08 billion primarily due to NFIP reserves related to Hurricane Helene and catastrophe reinsurance. For further discussion of these items, see Regulation section in Part I and Note 11 of the consolidated financial statements.

Michigan PIP reserve and claim activity before and after the effects of MCCA recoverables

| | For the years ended December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
($ in millions)	Gross	Net	Gross	Net	Gross	Net
Beginning reserves	$ 7,028	$ 621	$ 7,003	$ 641	$ 7,393	$ 735
Incurred claims and claims expense - current year	261	76	284	78	307	102
Incurred claims and claims expense - prior years	(705)	17	(38)	(14)	(455)	(60)
Claims and claims expense paid - current year	(19)	(19)	(21)	(21)	(21)	(20)
Claims and claims expense paid - prior years	(185)	(88)	(200)	(63)	(221)	(116)
Ending reserves [1]	**$ 6,380**	**$ 607**	**$ 7,028**	**$ 621**	**$ 7,003**	**$ 641**

[1] Gross reserves for the year ended December 31, 2025, comprise 77% case reserves and 23% IBNR. Gross reserves for the year ended December 31, 2024, comprise 70% case reserves and 30% IBNR. Gross reserves for the year ended December 31, 2023, comprise 77% case reserves and 23% IBNR.

Pending MCCA claims differ from most personal lines insurance pending claims as other personal lines policies incurred claims settle in shorter periods due to having a coverage limit. MCCA claims can be outstanding for a claimant's lifetime, as there is no contractual limitation on any policy effective July 1, 2020 or prior, and on policies that selected the unlimited PIP benefits option on or after July 2, 2020. Many of these injuries are catastrophic in nature, resulting in serious permanent disabilities that require attendant and residential care for periods that may span decades. A significant portion of the ultimate incurred claim reserves and the recoverables can be attributed to a small number of catastrophic claims that occurred more than five years ago and continue to pay lifetime benefits.

As of December 31, 2025, approximately 95% of our 1,200 catastrophic claims that are eligible for reimbursement by the MCCA occurred more than 5 years ago and continue to incur costs. There are 64 claims with reserves in excess of $15 million as of December 31, 2025, which comprise approximately 25% of the gross ending reserves in the table above. As a result, significant developments with a single claimant can result in volatility in prior year incurred claims.

Investments

Overview and strategy

The return on our investment portfolios is an important component of our ability to offer value to customers, fund business improvements and create value for shareholders. Investment portfolios are held for Allstate Protection and Run-off Property-Liability, Protection Services and Corporate operations. While taking into consideration the investment portfolio in aggregate, management of the underlying portfolios is influenced by the nature of each respective business and its corresponding liability profile. We identify a strategic asset allocation which considers both the nature of the liabilities and the risk and return characteristics of the various asset classes in which we invest. This allocation is informed by our long-term business and market expectations, as well as other considerations such as risk appetite, portfolio diversification, duration, desired liquidity and capital. Within appropriate ranges relative to strategic allocations, tactical allocations are made in consideration of prevailing and potential future market conditions. We manage risks that involve uncertainty related to interest rates, inflation, credit spreads, equity returns and currency exchange rates.

The Allstate Protection and Run-off Property-Liability portfolio emphasizes protection of principal and consistent income generation within a total return framework. This approach has produced competitive returns over the long term and is designed to ensure financial strength and stability for paying claims, while maximizing economic value and surplus growth. Products with lower liquidity and capital needs, such as auto insurance and run-off lines, create capacity to invest in less liquid higher yielding fixed income securities, performance-based investments such as limited partnerships and equity securities. Products with higher liquidity needs, such as homeowners insurance, are invested primarily in high quality liquid fixed income securities.

The Protection Services portfolio is focused on protection of principal and consistent income generation within a total return framework. The portfolio is largely comprised of fixed income securities with a lesser allocation to equity securities and short-term investments.

The Corporate portfolio is primarily focused on liquidity needs and capital preservation within a total return framework. The portfolio is largely comprised of high-quality liquid fixed income securities and short-term investments with a lower allocation to performance-based and equity investments.

We utilize two primary strategies to manage risks and returns and to position our portfolio to take advantage of market opportunities while attempting to mitigate adverse effects. As strategies and market conditions evolve, the asset allocation may change.

Market-based strategies seek to deliver predictable earnings aligned to business needs and provide flexibility to adjust investment risk profile based on enterprise objectives and market opportunities primarily through public and private fixed income investments and public equity securities.

Performance-based strategies seek to deliver attractive risk-adjusted returns and supplement market risk with idiosyncratic risk. Consequently, return patterns can be more volatile than the market-based portfolio. Returns are impacted by a variety of factors including general macroeconomic and public market conditions as public market benchmarks are often used in the valuation of underlying investments. Variability in earnings will also result from the performance of the underlying assets or business and the timing of sales of those investments. Earnings from the sales of investments may be recorded as net investment income or net gains and losses on investments and derivatives. The portfolio, which primarily includes private equity (including infrastructure investments) and real estate with a majority being limited partnerships, is diversified across a number of characteristics, including managers or partners, vintage years, investment strategies, geographies (including international) and industry sectors or property types. These investments often have restrictions on transferability and redemption, making them inherently illiquid, often require specialized expertise, typically involve a third-party manager, and enhance returns and income through transformation at the company or property level. A portion of these investments seek returns in markets or asset classes that are dislocated or special situations, primarily in private markets.

Investments outlook

We utilize our integrated enterprise risk and return management framework to determine the amount of investment risk we are willing to accept.

Our focus is on the following priorities:

- Enhance investment portfolio after-tax returns through use of a dynamic capital allocation framework.
- Leverage our broad capabilities to proactively manage the portfolio to earn attractive risk-adjusted returns on capital.
- Invest for the specific needs and characteristics of Allstate's businesses, including its corresponding liability profile.

Portfolio composition and strategy by reporting segment [(1)]

($ in millions)	Allstate Protection and Run-off Property-Liability	Protection Services	Corporate and all other	Total
	As of December 31, 2025			
Fixed income securities [(2)]	$ 50,874	$ 1,739	$ 6,502	$ 59,115
Equity securities [(3)]	7,614	357	427	8,398
Mortgage loans, net	879	—	—	879
Limited partnership interests	8,836	—	8	8,844
Short-term investments [(4)]	3,905	216	766	4,887
Other investments, net	1,114	—	—	1,114
Total	**$ 73,222**	**$ 2,312**	**$ 7,703**	**$ 83,237**
Percentage to total	**88.0 %**	**2.8 %**	**9.2 %**	**100.0 %**
Market-based	$ 63,467	$ 2,274	$ 7,650	$ 73,391
Performance-based	9,755	38	53	9,846
Total	**$ 73,222**	**$ 2,312**	**$ 7,703**	**$ 83,237**

[(1)] Balances reflect the elimination of related party investments between segments.

[(2)] Fixed income securities are carried at fair value. Amortized cost, net for these securities was $50.52 billion, $1.72 billion, $6.49 billion and $58.73 billion for Allstate Protection and Run-off Property-Liability, Protection Services, Corporate and all other, and in total, respectively.

[(3)] Equity securities are carried at fair value. The fair value of equity securities held as of December 31, 2025 was $372 million in excess of cost. Equity securities include $1.27 billion of funds with underlying investments in fixed income and short-term securities as of December 31, 2025.

[(4)] Short-term investments are carried at fair value.

Investments totaled $83.24 billion as of December 31, 2025, increasing from $72.61 billion as of December 31, 2024, primarily due to operating and investment cash flows.

Portfolio composition by investment strategy

($ in millions)	Market-based	Performance-based	Total
	As of December 31, 2025		
Fixed income securities	$ 59,005	$ 110	$ 59,115
Equity securities	8,009	389	8,398
Mortgage loans, net	879	—	879
Limited partnership interests	146	8,698	8,844
Short-term investments	4,884	3	4,887
Other investments, net	468	646	1,114
Total	**$ 73,391**	**$ 9,846**	**$ 83,237**
Percent to total	**88.2 %**	**11.8 %**	**100.0 %**
Unrealized net capital gains and losses			
Fixed income securities	$ 385	$ —	$ 385
Short-term investments	(1)	—	(1)
Other investments	(2)	—	(2)
Total	**$ 382**	**$ —**	**$ 382**

Strategic actions focused on optimizing portfolio yield, risk and return in the evolving market and macroeconomic environment. The fixed income portfolio duration ended 2025 at 5.1 years, inclusive of interest rate derivatives and security specific call features, compared to 5.3 years as of December 31, 2024. Equity securities were increased by $3.94 billion in 2025 and $2.05 billion in 2024 primarily funded through the sale of investment grade corporate bonds and short-term investments.

Fixed income securities

Fixed income securities by type

($ in millions)	Fair value as of December 31,	
	2025	**2024**
U.S. government and agencies	$ 18,133	$ 11,108
Municipal	5,643	8,842
Corporate	30,401	30,192
Foreign government	1,460	1,364
Asset-backed securities ("ABS")	1,352	1,145
Mortgage-backed securities ("MBS")	2,126	96
Total fixed income securities	**$ 59,115**	**$ 52,747**

Fixed income securities are rated by third-party credit rating agencies or are internally rated. The Securities Valuation Office ("SVO") of the National Association of Insurance Commissioners ("NAIC") evaluates the fixed income securities of insurers for regulatory reporting and capital assessment purposes. The NAIC assigns securities to one of six credit quality categories defined as "NAIC designations". In general, securities with NAIC designations of 1 and 2 are considered investment grade and securities with NAIC designations of 3 through 6 are considered below investment grade. The rating is either received from the SVO based on availability of applicable ratings from rating agencies on the NAIC Nationally Recognized Statistical Rating Organizations provider list, including Moody's Investors Service ("Moody's"), S&P Global Ratings ("S&P"), Fitch Ratings or a comparable internal rating.

As a result of time lags between the funding of investments, the finalization of legal documents, and the completion of the SVO filing process, the portfolio includes certain securities that have not yet been designated by the SVO as of each balance sheet date and the categorization of these securities is based on the expected ratings indicated by internal analysis.

As of December 31, 2025, 92.1% of the consolidated fixed income securities portfolio was rated investment grade. Credit ratings below these designations are considered lower credit quality or below investment grade, which includes high yield bonds.

Market prices for certain securities may have credit spreads which imply higher or lower credit quality than the current third-party rating. Our initial investment decisions and ongoing monitoring procedures for fixed income securities are based on a due diligence process which includes, but is not limited to, an assessment of the credit quality, sector, structure and liquidity risks of each issuer.

Fixed income portfolio monitoring is a comprehensive process to identify and evaluate each fixed income security that may require a credit loss allowance. The process includes a quarterly review of all securities to identify instances where the fair value of a security compared to its amortized cost is below internally established thresholds. For further detail on our fixed income portfolio monitoring process, see Note 6 of the consolidated financial statements.

The following table presents total fixed income securities by the applicable NAIC designation and comparable S&P rating.

Fair value and unrealized net capital gains (losses) for fixed income securities by credit rating

| | December 31, 2025 | | | | | |
| | NAIC 1
A and above | | NAIC 2
BBB | | NAIC 3
BB | |
($ in millions)	Fair value	Unrealized gain (loss)	Fair value	Unrealized gain (loss)	Fair value	Unrealized gain (loss)
U.S. government and agencies	$ 18,133	$ (32)	$ —	$ —	$ —	$ —
Municipal	5,517	23	124	1	—	—
Corporate						
Public	6,391	94	12,952	114	493	4
Privately placed	2,673	28	3,769	51	2,572	37
Total corporate	9,064	122	16,721	165	3,065	41
Foreign government	1,460	(4)	—	—	—	—
ABS	1,258	—	37	—	14	—
MBS	2,126	40	—	—	—	—
Total fixed income securities	$ 37,558	$ 149	$ 16,882	$ 166	$ 3,079	$ 41

| | NAIC 4
B | | NAIC 5-6
CCC and lower | | Total | |
	Fair value	Unrealized gain (loss)	Fair value	Unrealized gain (loss)	Fair value	Unrealized gain (loss)
U.S. government and agencies	$ —	$ —	$ —	$ —	$ 18,133	$ (32)
Municipal	—	—	2	2	5,643	26
Corporate						
Public	83	1	—	—	19,919	213
Privately placed	1,347	22	121	—	10,482	138
Total corporate	1,430	23	121	—	30,401	351
Foreign government	—	—	—	—	1,460	(4)
ABS	1	—	42	4	1,352	4
MBS	—	—	—	—	2,126	40
Total fixed income securities	$ 1,431	$ 23	$ 165	$ 6	$ 59,115	$ 385

Municipal bonds, including tax-exempt and taxable securities, include general obligations of state and local issuers and revenue bonds.

Our practice for acquiring and monitoring municipal bonds is predominantly based on the underlying credit quality of the primary obligor. We currently rely on the primary obligor to pay all contractual cash flows and are not relying on bond insurers for payments.

Corporate bonds include publicly traded and privately placed securities. Privately placed securities primarily consist of corporate issued senior debt securities that are negotiated with the borrower or are issued by public entities in unregistered form under SEC Rule 144A which allows purchasers to more easily resell these securities under certain conditions.

Our $10.48 billion portfolio of privately placed securities, primarily 144A bonds, is diversified by issuer, industry sector and country. The portfolio is made up of 548 issuers. Privately placed corporate obligations may contain structural security features such as financial covenants and call protections that provide investors greater protection against credit deterioration, reinvestment risk or fluctuations in interest rates than those typically found in publicly registered debt securities. Additionally, investments in these securities are made after fundamental analysis of issuers and

sectors along with macro and asset class views. Ongoing monitoring includes continuous assessment of operating performance and financial position. Every issue not rated by an independent rating agency is internally rated with a formal rating affirmation at least once a year. $122 million of the portfolio is internally rated as of December 31, 2025. Liquidity of securities issued by public entities in unregistered form is similar to public debt markets.

Our corporate bond portfolio includes $4.62 billion of below investment grade bonds, $4.04 billion of which are privately placed, primarily 144A bonds. These securities are diversified by issuer and industry sector. The below investment grade corporate bonds portfolio is made up of 318 issuers. We employ fundamental analyses of issuers and sectors along with macro and asset class views to identify investment opportunities. This results in a portfolio with broad exposure to the high yield market with an emphasis on idiosyncratic positions reflective of our views of market conditions and opportunities.

Foreign government securities primarily consist of Canadian governmental and provincial securities (all of which are held by our Canadian companies).

ABS and MBS are structured securities that are primarily collateralized by consumer or corporate borrowings and residential and commercial real estate loans. The cash flows from the underlying collateral paid to the securitization trust are generally applied in a pre-determined order and are designed so that each security issued by the trust, typically referred to as a "class", qualifies for a specific original rating.

The payment priority and class subordination included in these securities serves as credit enhancement for holders of the senior or top portions of the structures. These securities continue to retain the payment priority features that existed at the origination of the securitization trust. Other forms of credit enhancement may include structural features embedded in the securitization trust, such as overcollateralization, excess spread and bond insurance. The underlying collateral may contain fixed interest rates, variable interest rates (such as adjustable-rate mortgages), or both fixed and variable rate features.

ABS includes collateralized debt obligations, consumer and other ABS. Credit risk is managed by monitoring the performance of the underlying collateral. Many of the securities in the ABS portfolio have credit enhancement with features such as overcollateralization, subordinated structures, reserve funds, guarantees or insurance.

MBS includes residential mortgage-backed securities ("RMBS") and commercial mortgage-backed securities ("CMBS"). RMBS is subject to interest rate risk, but unlike other fixed income securities, is additionally subject to prepayment risk from the underlying residential mortgage loans. RMBS primarily consists of a U.S. Agency portfolio having collateral issued or guaranteed by U.S. government agencies. CMBS investments are primarily traditional conduit transactions collateralized by commercial mortgage loans, broadly diversified across property types and geographical area.

Equity securities of $8.40 billion primarily include common stocks, exchange traded and mutual funds, non-redeemable preferred stocks and real estate investment trust ("REIT") equity investments. Exchange traded and mutual funds that have fixed income and short-term securities as their underlying investments total $1.27 billion as of December 31, 2025. Sector exposure within exchange traded and mutual funds align with the respective tracked indices.

Mortgage loans of $879 million comprise loans secured by first mortgages on developed commercial real estate of $619 million and residential mortgage loans of $260 million. Key considerations used to manage our exposure include property type and geographic diversification. For further detail on our mortgage loan

portfolio, see Note 6 of the consolidated financial statements.

Limited partnership interests include $7.25 billion of interests in private equity funds, $1.45 billion of interests in real estate funds and $146 million of interests in other funds as of December 31, 2025. We have commitments to invest additional amounts in limited partnership interests totaling $3.24 billion as of December 31, 2025.

Private equity limited partnerships by sector	
(% of carrying value)	December 31, 2025
Industrial	23.8 %
Information technology	12.1
Consumer discretionary	10.7
Health care	9.8
Communication services	9.0
Other	34.6
Total	**100.0 %**

Real estate limited partnerships by sector	
(% of carrying value)	December 31, 2025
Industrial	31.6 %
Data centers	27.6
Health care	12.5
Residential	10.1
Consumer staples	5.4
Other	12.8
Total	**100.0 %**

Short-term investments of $4.89 billion primarily comprise money market funds, commercial paper, U.S. Treasury bills, fixed income securities with a contractual maturity of one year or less at time of acquisition and other short-term investments, including securities lending collateral of $1.47 billion.

Other investments primarily comprise $630 million of direct investments of real estate, $473 million of bank loans, net, and $10 million of derivatives as of December 31, 2025. For further detail on our use of derivatives, see Note 8 of the consolidated financial statements.

Direct real estate investments by sector	
(% of carrying value)	December 31, 2025
Residential	30.5 %
Agriculture	28.7
Industrial	16.8
Retail	13.5
Office	9.5
Other	1.0
Total	**100.0 %**

Unrealized net capital gains (losses)

	As of December 31,	
($ in millions)	2025	2024
U.S. government and agencies	$ (32)	$ (315)
Municipal	26	(143)
Corporate	351	(438)
Foreign government	(4)	12
ABS	4	15
MBS	40	—
Fixed income securities	**385**	**(869)**
Short-term investments	(1)	(2)
Derivatives	(2)	(2)
Investments classified as held for sale	—	(110)
Unrealized net capital gains and losses, pre-tax	**$ 382**	**$ (983)**

Gross unrealized gains (losses) on fixed income securities by type and sector

	As of December 31, 2025			
	Amortized cost, net	Gross unrealized		Fair value
($ in millions)		Gains	Losses	
Corporate				
Banking	$ 3,720	$ 83	$ (11)	$ 3,792
Basic industry	1,028	19	(9)	1,038
Capital goods	3,142	64	(22)	3,184
Communications	2,195	38	(21)	2,212
Consumer goods (cyclical and non-cyclical)	6,097	124	(42)	6,179
Energy	2,715	55	(17)	2,753
Financial services	2,430	39	(21)	2,448
Technology	2,956	40	(47)	2,949
Transportation	831	14	(6)	839
Utilities	4,465	104	(27)	4,542
Other	471	5	(11)	465
Total corporate fixed income portfolio	**30,050**	**585**	**(234)**	**30,401**
U.S. government and agencies	18,165	43	(75)	18,133
Municipal	5,617	87	(61)	5,643
Foreign government	1,464	13	(17)	1,460
ABS	1,348	8	(4)	1,352
MBS	2,086	41	(1)	2,126
Total fixed income securities	**$ 58,730**	**$ 777**	**$ (392)**	**$ 59,115**

Gross unrealized gains (losses) on fixed income securities by type and sector

($ in millions)	Amortized cost, net	As of December 31, 2024 Gross unrealized Gains	Losses	Fair value
Corporate				
Banking	$ 4,194	$ 38	$ (63)	$ 4,169
Basic industry	833	6	(21)	818
Capital goods	2,706	25	(62)	2,669
Communications	2,364	16	(73)	2,307
Consumer goods (cyclical and non-cyclical)	6,674	51	(165)	6,560
Energy	2,771	32	(50)	2,753
Financial services	2,104	17	(53)	2,068
Technology	2,613	18	(94)	2,537
Transportation	815	7	(19)	803
Utilities	5,125	56	(89)	5,092
Other	431	6	(21)	416
Total corporate fixed income portfolio	**30,630**	**272**	**(710)**	**30,192**
U.S. government and agencies	11,423	15	(330)	11,108
Municipal	8,985	33	(176)	8,842
Foreign government	1,352	22	(10)	1,364
ABS	1,130	19	(4)	1,145
MBS	96	—	—	96
Total fixed income securities	**$ 53,616**	**$ 361**	**$ (1,230)**	**$ 52,747**

In general, the gross unrealized losses are related to an increase in market yields, which may include increased risk-free interest rates and wider credit spreads since the time of initial purchase. Similarly, gross unrealized gains reflect a decrease in market yields since the time of initial purchase.

Equity securities by sector

($ in millions)	December 31, 2025 Cost	Over (under) cost	Fair value	December 31, 2024 Cost	Over (under) cost	Fair value
Banking	$ 298	$ 58	$ 356	$ 119	$ 41	$ 160
Basic industry	105	7	112	39	(2)	37
Capital goods	412	12	424	201	(23)	178
Communications	333	19	352	142	25	167
Consumer goods	1,107	22	1,129	462	(25)	437
Energy	187	8	195	88	1	89
Financial services	357	17	374	332	6	338
REITs	163	24	187	159	17	176
Technology	2,039	133	2,172	746	88	834
Transportation	51	2	53	27	1	28
Utilities	167	(4)	163	92	1	93
Other	5	(2)	3	6	(2)	4
Directly held equity securities	**5,224**	**296**	**5,520**	**2,413**	**128**	**2,541**
Funds						
Equities	1,544	67	1,611	1,077	22	1,099
Fixed income and short-term	1,257	8	1,265	838	(16)	822
Other	1	1	2	1	—	1
Total funds	**2,802**	**76**	**2,878**	**1,916**	**6**	**1,922**
Total equity securities	**$ 8,026**	**$ 372**	**$ 8,398**	**$ 4,329**	**$ 134**	**$ 4,463**

Net investment income

($ in millions)	For the years ended December 31,					
		2025		2024		2023
Fixed income securities	$	2,509	$	2,298	$	1,761
Equity securities		99		77		75
Mortgage loans		41		36		35
Limited partnership interests		634		600		499
Short-term investments		345		290		253
Other investments		119		106		169
Investment income, before expense		**3,747**		**3,407**		**2,792**
Investment expense						
Investee level expenses		(63)		(61)		(79)
Securities lending expense		(82)		(103)		(93)
Operating costs and expenses		(153)		(151)		(142)
Total investment expense		(298)		(315)		(314)
Net investment income	$	**3,449**	$	**3,092**	$	**2,478**
Market-based	$	3,036	$	2,728	$	2,219
Performance-based		711		679		573
Investment income, before expense	$	**3,747**	$	**3,407**	$	**2,792**

Net investment income increased 11.5% or $357 million in 2025 compared to 2024. Net investment income increase included higher market-based income resulting from higher average investment balances and improved fixed income yields. Performance-based investment results reflected higher real estate investment results, partially offset by lower private equity valuation increases.

Performance-based investment income

($ in millions)	For the years ended December 31,					
		2025		2024		2023
Private equity	$	497	$	583	$	414
Real estate		214		96		159
Total performance-based income before investee level expenses	$	**711**	$	**679**	$	**573**
Investee level expenses [1]		(63)		(61)		(74)
Total performance-based income	$	**648**	$	**618**	$	**499**

[1] Investee level expenses include asset level operating expenses on directly held real estate and other consolidated investments reported in investment expense.

Performance-based investment income increased 4.9% or $30 million in 2025 compared to 2024, primarily due to higher real estate investment results, partially offset by lower private equity valuation increases.

Performance-based investment results and income can vary significantly between periods and are influenced by economic conditions, equity market performance, comparable public company earnings multiples, capitalization rates, operating performance of the underlying investments and the timing of asset sales. The Company typically employs a lag in recording and recognizing changes in valuations of limited partnership interests due to the availability of investee financial statements. As a result, performance-based income may not reflect all economic conditions since the U.S.'s imposition of tariffs on goods imported to the U.S.

Components of net gains (losses) on investments and derivatives and the related tax effect

	For the year December 31,					
($ in millions)		2025		2024		2023
Sales	$	(253)	$	(160)	$	(433)
Credit losses [1]		(110)		(146)		(99)
Valuation change of equity investments - appreciation (decline):						
Equity securities		241		84		234
Equity fund investments in fixed income securities and short-term investments		16		(2)		48
Limited partnerships [2]		14		13		34
Total valuation of equity investments		**271**		**95**		**316**
Valuation change and settlements of derivatives		(76)		(14)		(84)
Net gains (losses) on investments and derivatives, pre-tax		**(168)**		**(225)**		**(300)**
Income tax benefit		32		46		63
Net gains (losses) on investments and derivatives, after-tax	$	**(136)**	$	**(179)**	$	**(237)**
Market-based [1]	$	(141)	$	(307)	$	(352)
Performance-based		(27)		82		52
Net gains (losses) on investments and derivatives, pre-tax	$	**(168)**	$	**(225)**	$	**(300)**

[1] 2025 includes losses recorded for variable interests in Reciprocal Exchanges. 2024 includes losses related to the carrying value of surplus notes issued by Reciprocal Exchanges. See Note 9 for further details.

[2] Relates to limited partnerships where the underlying assets are predominately public equity securities.

Net losses on investments and derivatives in 2025 related primarily to losses on sales of fixed income securities, credit losses primarily related to variable interests in Reciprocal Exchanges and certain real estate-related investments and losses on valuation change and settlements of derivatives, partially offset by valuation increases on equity investments. Net losses on investments and derivatives in 2024 related primarily to losses on sales of fixed income securities and a loss recognized related to surplus notes issued by the Reciprocal Exchanges, partially offset by valuation gains on equity investments.

Net losses on sales in 2025 related to sales of fixed income securities to support portfolio risk repositioning in the second and third quarters and ongoing portfolio management. Net losses on sales in 2024 related primarily to sales of fixed income securities in connection with ongoing portfolio management.

Net losses on valuation change and settlements of derivatives of $76 million in 2025 primarily related to losses on foreign currency contracts used to manage foreign currency, losses on credit default contracts due to tightening credit spreads, losses on equity futures used to manage equity exposure and losses on interest rate futures used to manage duration. Net losses in 2024 primarily related to net losses on rate futures used to manage duration and equity futures used to manage equity exposure, partially offset by gains on foreign currency contracts used to manage foreign currency risk.

Net gains (losses) on performance-based investments and derivatives

	For the years ended December 31,					
($ in millions)		2025		2024		2023
Sales	$	(42)	$	33	$	76
Credit losses		(34)		(32)		(68)
Valuation change of equity investments		98		48		58
Valuation change and settlements of derivatives		(49)		33		(14)
Total performance-based	$	**(27)**	$	**82**	$	**52**

Net losses on performance-based investments and derivatives in 2025 primarily related to sales of private equity investments, credit losses on real estate-related investments and decreased valuations and settlements of derivatives from losses on foreign currency contracts used to manage foreign currency risk. These losses were partially offset by valuation gains on equity investments. Net gains in 2024 primarily related to increased valuation of equity investments, gains on sales and valuation change and settlements of derivatives, partially offset by credit losses.

Market Risk

Market risk is the risk that we will incur losses due to adverse changes in interest rates, credit spreads, equity prices or foreign currency exchange rates. Adverse changes to these rates and prices may occur due to changes in fiscal policy, inflation, the economic climate, the liquidity of a market or market segment, insolvency or financial distress of key market makers or participants or changes in market perceptions of credit worthiness or risk tolerance. Our primary market risk exposures are to changes in interest rates, credit spreads and equity prices, and to a lesser extent, foreign currency exchange rates.

The active management of market risk is integral to our results of operations. We may use the following approaches to manage exposure to market risk within defined tolerance ranges:

1) Rebalance existing asset or liability portfolios
2) Change the type of investments purchased in the future
3) Use derivative instruments to modify the market risk characteristics of existing assets and liabilities or assets expected to be purchased

Overview In formulating and implementing guidelines for investing funds, we seek to earn attractive risk-adjusted returns that enhance our ability to offer competitive prices to customers while contributing to stable profits and long-term capital growth. Accordingly, our investment decisions and objectives are informed by underlying risks. Investment policies define the overall framework for managing market and other investment risks, including accountability and controls over risk management activities. Subsidiaries that conduct investment activities follow policies that have been approved by their respective boards of directors and which specify the investment limits and strategies that are appropriate given the liquidity, surplus, product profile and regulatory requirements of the subsidiary. Executive oversight of investment activities is conducted primarily through the subsidiaries' boards of directors and legal entity investment committees. The Enterprise Risk and Return Council ("ERRC") allocates a portion of enterprise risk and capital to the investment portfolio, determining enterprise risk tolerance, which is then cascaded to each subsidiary, as applicable, in conjunction with its board or investment committee.

We use widely accepted quantitative and qualitative approaches to measure, monitor and manage market risk. We evaluate our market risk exposure using multiple measures including but not limited to:

- *Duration,* a measure of the price sensitivity of assets and liabilities to changes in interest rates
- *Value-at-risk,* a statistical estimate that the change in fair value of a portfolio will exceed a certain amount over a given time horizon, at a specified probability
- *Scenario analysis,* an estimate of the potential changes in the fair value of a portfolio that could occur under hypothetical market conditions defined by changes to multiple market risk factors: interest rates, credit spreads, equity prices or currency exchange rates
- *Sensitivity analysis,* an estimate of the potential changes in the fair value of a portfolio that could occur using hypothetical shocks to a market risk factor

The selection of measures used in our sensitivity analysis should not be construed as our prediction of future market events, but only as an illustration of the potential effect of such an event

In general, we establish investment portfolio asset allocation and market risk limits based upon a combination of these measures. The asset allocation limits place restrictions on the total funds that may be invested within an asset class. Comprehensive day-to-day management of market risk within defined tolerance ranges occurs as portfolio managers buy and sell within their respective markets based upon the acceptable boundaries established by investment policies. Although we apply a similar overall philosophy to market risk, the underlying business frameworks and the accounting and regulatory environments may differ between our products and therefore affect investment decisions and risk parameters. Our actual experience may differ from the results of the sensitivity measurements provided below.

Interest rate risk is the risk that we will incur a loss due to adverse changes in risk-free interest rates. This risk arises from many of our primary activities, as we invest substantial funds in interest-sensitive assets. Changes in interest rates can have favorable and unfavorable effects on our results. For example, increases in rates can improve investment income, but decrease the fair value of our fixed income securities portfolio which may result in sales of assets at losses. Decreases in rates could increase the fair value of our fixed income securities portfolio while decreasing future investment income due to reinvestment at lower market yields and accelerated pay-downs and prepayments of certain investments.

For our issued debt, we monitor market interest rates and evaluate refinancing opportunities as maturity dates approach. To mitigate this risk, we ladder the maturity dates of our debt. For our issued noncumulative perpetual preferred stock, we monitor market dividend rates and evaluate opportunities to redeem or refinance on or after specified dates. For further detail regarding our debt and our preferred stock, see Note 12 of the consolidated financial statements and the Capital Resources and Liquidity section of this Item.

Our assessment of interest rate risk reflects the effect of changing risk-free interest rates on interest-sensitive assets, including investments with callable or prepayable features. As of December 31, 2025, the fixed income portfolio duration, including the effects of interest rate derivatives, was 5.1 compared to 5.3 as of December 31, 2024.

Change in fair value of interest-sensitive assets [1] [2]

($ in millions)	As of December 31, 2025	As of December 31, 2024
-100 bps interest rate change	$ 3,252	$ 2,996
+100 bps interest rate change	(3,021)	(2,765)
+200 bps interest rate change	(5,812)	(5,298)

[1] Includes the effects of interest rate derivatives.

[2] As of December 31, 2025, we held fixed income securities of $59.11 billion compared to $52.75 billion as of December 31, 2024.

Credit spread risk is the risk that we will incur a loss due to adverse changes in credit spreads ("spreads"). A credit spread is the additional yield on fixed income securities and loans above the risk-free rate that market participants require to compensate them for assuming credit, liquidity or prepayment risks. This risk arises from many of our primary activities, as we invest substantial funds in spread-sensitive fixed income assets.

Our assessment of credit spread risk reflects the effect of changing credit spreads on spread-sensitive assets, including investments with callable or prepayable features. As of December 31, 2025 and 2024, the spread duration[1] was 4.6 and 4.7, respectively.

Change in fair value of spread-sensitive assets [1]

($ in millions)	As of December 31, 2025	As of December 31, 2024
+100 bps credit spread change	$ (2,125)	$ (2,118)

[1] Includes the effects of credit derivatives.

Equity price risk is the risk that we will incur losses due to adverse changes in the levels of equity indices, the value of individual stocks, or private market valuations related to our limited partnership interests.

Equity investments[1] As of December 31, 2025, we held $7.27 billion in equity investments that comprise equity securities, excluding those with interest-bearing securities as their underlying investments, and including limited partnership interests where the underlying assets are predominately public equity securities, compared to $4.00 billion as of December 31, 2024.

Change in fair value of equity investments [1]

($ in millions)	As of December 31, 2025	As of December 31, 2024
-10% change in equity valuations	$ (727)	$ (399)

[1] Includes the effects of equity derivatives.

Limited partnership interests As of December 31, 2025, we held $8.69 billion in limited partnership interests, excluding those limited partnership interests where the underlying assets are predominately public equity securities, compared to $8.95 billion as of December 31, 2024. These illiquid investments are primarily comprised of private equity and real estate funds, with valuation changes typically reflecting the idiosyncratic performance of the underlying asset.

Change in fair value of limited partnership interests

($ in millions)	As of December 31, 2025	As of December 31, 2024
-10% change in private market valuations	$ (868)	$ (895)

For limited partnership interests, quarterly changes in fair values may not be highly correlated to equity indices in the short term.

Foreign currency exchange rate risk is the risk that we will incur economic losses due to adverse changes in foreign currency exchange rates. This risk primarily arises from our foreign equity investments, including common stocks, limited partnership interests, and our foreign operations. We use foreign currency derivative contracts to partially offset this risk.

As of December 31, 2025, we had $4.20 billion in foreign currency denominated investments, including the effects of foreign currency derivative contracts, and $1.53 billion net investment in our foreign subsidiaries, primarily related to our Canada operations. These amounts were $3.74 billion and $1.29 billion, respectively, as of December 31, 2024.

Change in fair value of foreign currency denominated investments

($ in millions)	As of December 31, 2025	As of December 31, 2024
–10% change in foreign currency exchange rates [1]	$ (420)	$ (374)
–10% change in net investments in foreign subsidiaries [2]	(152)	(129)

[1] Includes the effects of foreign currency derivative contracts and excludes the offset from liabilities in foreign currencies.

[2] Includes the effects of foreign currency derivative contracts and the offset from liabilities in foreign currencies.

Capital Resources and Liquidity

Capital resources consist of shareholders' equity and debt, representing funds deployed or available to be deployed to support business operations or for general corporate purposes.

Capital resources

($ in millions)		As of December 31,				
		2025		2024		2023
Preferred stock, common stock, treasury stock, retained income and other shareholders' equity items	$	30,355	$	22,331	$	18,470
Accumulated other comprehensive income (loss) ("AOCI")		255		(889)		(700)
Total Allstate shareholders' equity		**30,610**		**21,442**		**17,770**
Debt [(1)]		7,490		8,085		7,942
Total capital resources	$	**38,100**	$	**29,527**	$	**25,712**
Ratio of debt to Allstate shareholders' equity		24.5 %		37.7 %		44.7 %
Ratio of debt to capital resources		19.7 %		27.4 %		30.9 %

[(1)] Net of debt issuance costs of $51 million as of December 31, 2025 and $56 million as of both December 31, 2024 and 2023.

Allstate shareholders' equity increased in 2025 primarily due to net income and an increase in unrealized net capital gains on investments in 2025, partially offset by common share repurchases and dividends to shareholders. In 2025, we paid dividends of $1.04 billion and $117 million related to our common and preferred shares, respectively. Allstate shareholders' equity increased in 2024, primarily due to net income, partially offset by dividends to shareholders. In 2024, we paid dividends of $962 million and $117 million related to our common and preferred shares, respectively.

Repayment of debt On December 15, 2025, the Company repaid, at maturity, $600 million of 0.75% Senior Notes.

Common share repurchases On February 26, 2025, the Board of Directors authorized a $1.50 billion common share repurchase program that must be completed by September 30, 2026. As of December 31, 2025, there was $260 million remaining on the $1.50 billion common share repurchase program. On February 4, 2026, the Board authorized a new 24-month $4.00 billion common share repurchase program which will commence once the existing $1.50 billion program has been completed.

During 2025, we repurchased 6 million common shares, or 2.3% of total common shares outstanding as of December 31, 2024, for $1.24 billion.

Since 1995, we have acquired 799 million shares of our common stock at a cost of $44.51 billion, primarily as part of various stock repurchase programs. We have reissued 160 million common shares since 1995, primarily associated with our equity incentive plans, the 1999 acquisition of American Heritage Life Investment Corporation and the 2001 redemption of certain mandatorily redeemable preferred securities. Since 1995, total common shares outstanding has decreased by 639 million shares or 71.1%, primarily due to our repurchase programs.

Common shareholder dividend per share On January 2, 2025, April 1, 2025, July 1, 2025 and October 1, 2025 we paid a common shareholder dividend of $0.92, $1.00, $1.00 and $1.00 respectively. On November 20, 2025, we declared a common shareholder dividend of $1.00 payable on January 2, 2026.

On February 4, 2026, we announced that our common shareholder dividend will increase to $1.08 and will be payable in cash on April 1, 2026, to stockholders of record at the close of business on March 2, 2026.

Financial ratings and strength

Senior long-term debt, commercial paper and insurance financial strength ratings

| | As of December 31, 2025 | | |
	Moody's	S&P Global Ratings	A.M. Best
The Allstate Corporation (debt)	A3	BBB+	a-
The Allstate Corporation (short-term issuer)	P-2	A-2	AMB-1
Allstate Insurance Company (insurance financial strength)	Aa3	A+	A+

Our ratings are influenced by many factors including our operating and financial performance, asset quality, liquidity, overall portfolio mix, financial leverage (i.e., debt), exposure to risks such as catastrophes and the current level of operating leverage. The preferred stock and subordinated debentures are viewed as having a common equity component by certain rating agencies and are given equity credit up to a pre-determined limit in our capital structure as determined by their respective methodologies. These respective methodologies consider the existence of certain terms and features in the instruments such as the noncumulative dividend feature in the preferred stock.

The Allstate Corporation (the "Corporation") and Allstate Insurance Company ("AIC") In May 2025, Moody's affirmed the Corporation's senior debt and short-term issuer ratings of A3 and P-2, respectively, and AIC's insurance financial strength rating of Aa3. The outlook for the ratings changed from negative to stable.

In May 2025, S&P affirmed the Corporation's senior debt and short-term issuer ratings of BBB+ and A-2, respectively, and AIC's insurance financial strength rating of A+. The outlook for the ratings is stable.

In August 2025, A.M. Best affirmed the Corporation's senior debt and short-term issuer ratings of a- and AMB-1, respectively, and AIC's insurance financial strength rating of A+. The outlook for the ratings is stable.

Other property and casualty companies We have distinct and separately capitalized groups of subsidiaries licensed to sell property and casualty insurance that maintain separate group ratings. The ratings of these groups are influenced by the risks that relate specifically to each group. Many mortgage companies require property owners to have property insurance from an insurance carrier with a secure financial strength rating from an accredited rating agency.

In August 2025, A.M. Best affirmed the insurance financial strength ratings of A- for the members of Allstate New Jersey Group (Allstate New Jersey

Insurance Company, Allstate New Jersey Property and Casualty Insurance Company, Encompass Insurance Company of New Jersey, Encompass Property and Casualty Insurance Company of New Jersey and Esurance Insurance Company of New Jersey). The outlook for the ratings is negative. ANJ writes auto and homeowners insurance in New Jersey, which has a financial strength rating of A' from Demotech, that was affirmed in December 2025.

In August 2025, A.M. Best affirmed the insurance financial strength rating of A+ for North Light, our excess and surplus lines carrier. The outlook for the rating is stable.

In August 2025, A.M. Best affirmed the insurance financial strength ratings of B for the members of Castle Key Group (Castle Key Insurance Company and Castle Key Indemnity Company). The outlook for the ratings is stable. CKIC also has a financial strength rating of A' from Demotech that was affirmed in December 2025.

ANJ and North Light do not have support agreements with AIC.

Allstate's domestic property and casualty and accident and health insurance subsidiaries prepare their statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the insurance department of the applicable state of domicile. Statutory surplus is a measure that is often used as a basis for determining dividend paying capacity, operating leverage and premium growth capacity, and it is also reviewed by rating agencies in determining their ratings.

The property and casualty business is comprised of 57 insurance companies as of December 31, 2025, each of which has individual company dividend limitations. As of December 31, 2025, total estimated statutory surplus is $22.95 billion compared to $18.64 billion as of December 31, 2024. Property and casualty subsidiaries surplus was $22.85 billion as of December 31, 2025, compared to $18.24 billion as of December 31, 2024. As of December 31, 2025, our accident and health insurance subsidiary had surplus of $101 million.

Liquidity sources and uses Our potential sources and uses of funds principally include the following activities below.

Activities for potential sources of funds

	Property-Liability	*Protection Services*	*Corporate and all other*
Receipt of insurance premiums	✓	✓	✓
Recurring service fees	✓	✓	✓
Reinsurance and indemnification program recoveries	✓	✓	✓
Receipts of principal, interest and dividends on investments	✓	✓	✓
Sales of investments	✓	✓	✓
Funds from securities lending, commercial paper and line of credit agreements	✓		✓
Intercompany loans	✓	✓	✓
Capital contributions from parent [1]	✓	✓	✓
Dividends or return of capital from subsidiaries	✓	✓	✓
Tax refunds/settlements	✓	✓	✓
Funds from periodic issuance of additional securities			✓
Receipt of intercompany settlements related to employee benefit plans	✓		✓
Funds from dispositions			✓

[1] Capital support is generally at management's discretion unless contractual commitments are in place.

Activities for potential uses of funds

	Property-Liability	*Protection Services*	*Corporate and all other*
Payment of claims and related expenses	✓	✓	
Reinsurance cessions and indemnification program payments	✓	✓	✓
Operating costs and expenses	✓	✓	✓
Purchase of investments	✓	✓	✓
Repayment of securities lending, commercial paper and line of credit agreements	✓		✓
Payment or repayment of intercompany loans	✓	✓	✓
Capital contributions to subsidiaries	✓	✓	✓
Dividends or return of capital to shareholders/parent company	✓	✓	✓
Tax payments/settlements	✓	✓	✓
Payments related to employee benefit plans	✓		✓
Payments for acquisitions	✓	✓	✓
Payment of contract benefits			✓
Common share repurchases			✓
Debt service expenses and repayment			✓

Contractual obligations and commitments We have short-term and long-term contractual obligations and commitments. We manage our short-term liquidity position to ensure the availability of a sufficient amount of liquid assets to extinguish short-term liabilities as they come due in the normal course of business, including utilizing potential sources of liquidity. Long-term obligations include known contractual commitments that require cash needs beyond 12 months.

Short-term contractual obligations are typically settled with cash or short-term investments and operating cash flows. Most of these obligations are paid within one year. These include unconditional purchase obligations, other liabilities and accrued expenses, including liabilities for collateral and operating leases.

We actively manage our financial position and liquidity levels in light of changing market, economic, and business conditions. Liquidity is managed at both the entity and enterprise level across the Company and is assessed on both base and stressed level liquidity needs. We believe we have sufficient liquidity to meet these needs. Additionally, we have existing intercompany agreements in place that facilitate liquidity management across the Company to enhance flexibility.

As of December 31, 2025, we held $31.31 billion of cash, U.S. government and agencies fixed income securities, public equity securities and short-term investments, which we would expect to be able to liquidate within one week. In addition, we regularly estimate how much of the total portfolio, which includes high quality corporate fixed income and municipal holdings, can be reasonably liquidated within one quarter. These estimates are subject to considerable uncertainty associated with evolving market conditions. As of December 31, 2025, cash and estimated liquidity available within one quarter, under normal market conditions and at current market prices, was $37.38 billion.

Certain remote events and circumstances could constrain our liquidity. Those events and circumstances include, for example, a catastrophe resulting in extraordinary losses, a liquidity decrease in securities markets, dramatic changes in security pricing, a cybersecurity breach, a downgrade in our senior long-term debt ratings to non-investment grade status, or a downgrade in AIC's financial strength ratings. The rating agencies also consider the interdependence of our individually rated entities; therefore, a rating change in one entity could potentially affect the ratings of other related entities.

The Corporation is party to an Amended and Restated Intercompany Liquidity Agreement ("Liquidity Agreement") with certain subsidiaries, which includes, but is not limited to AIC. The Liquidity Agreement allows for short-term advances of funds to be made between parties for liquidity and other general corporate purposes. The Liquidity Agreement does not establish a commitment to advance funds on the part of any party. AIC serves as a lender and borrower, certain other subsidiaries serve only as borrowers, and the Corporation serves only as a lender. The maximum amount of potential funding under each of these agreements is $1.00 billion.

In addition to the Liquidity Agreement, the Corporation also has an intercompany loan agreement with certain of its subsidiaries, which includes, but is not limited to, AIC. The amount of intercompany loans available to the Corporation's subsidiaries is at the discretion of the Corporation. The maximum amount of loans the Corporation will have outstanding to all its eligible subsidiaries at any given point in time is limited to $1.00 billion. The Corporation may use commercial paper borrowings, bank lines of credit and securities lending to fund intercompany borrowings.

Parent company capital capacity At the parent holding company level, we have deployable assets totaling $7.52 billion as of December 31, 2025, primarily comprised of cash and short-term, fixed income and equity securities that are generally saleable within one quarter. The earnings capacity of the operating subsidiaries is the primary source of capital generation for the Corporation.

The payment of dividends by AIC to the Corporation is limited by Illinois insurance law to formula amounts based on statutory net income and statutory surplus, as well as the timing and amount of dividends paid in the preceding twelve months. The maximum amount of dividends that AIC will be able to pay, without prior Illinois Department of Insurance approval, at a given point in time in 2026, based on the

greater of 2025 statutory net income or 10% of actual 2025 statutory surplus. This is estimated to be $7.98 billion, less dividends paid during the preceding twelve months measured at that point in time. AIC paid dividends of $3.95 billion in 2025. For the year ended December 31, 2025, the maximum amount of dividends allowed to be paid by AIC was $3.95 billion. Notification and approval of intercompany lending activities are also required by the Illinois Department of Insurance for those transactions that exceed formula amounts based on statutory admitted assets and statutory surplus.

These holding company assets and subsidiary dividends provide funds for the parent company's fixed charges and other corporate purposes.

Dividends may not be paid or declared on our common stock and shares of common stock may not be repurchased unless the full dividends for the latest completed dividend period on our preferred stock have been declared and paid or provided for.

The terms of our outstanding subordinated debentures also prohibit us from declaring or paying any dividends or distributions on our common or preferred stock or redeeming, purchasing, acquiring, or making liquidation payments on our common stock or preferred stock if we have elected to defer interest payments on the subordinated debentures, subject to certain limited exceptions. In 2025, we did not defer interest payments on the subordinated debentures.

Additional resources to support liquidity are as follows:

- The Corporation and AIC have access to a $750 million unsecured revolving credit facility that is available for short-term liquidity requirements. The maturity date of this facility is November 2027. The facility is fully subscribed among 11 lenders with the largest commitment being $95 million. The commitments of the lenders are several and no lender is responsible for any other lender's commitment if such lender fails to make a loan under the facility. This facility contains an increase provision that would allow up to an additional $500 million of borrowing, subject to the lenders' commitment. This facility has a financial covenant requiring that we not exceed a 37.5% debt to capitalization ratio as defined in the agreement. This ratio was 15.1% as of December 31, 2025. Although the right to borrow under the facility is not subject to a minimum rating requirement, the costs of maintaining the facility and borrowing under it are based on the ratings of our senior unsecured, unguaranteed long-term debt. There were no borrowings under the credit facility during 2025.

- To cover short-term cash needs, the Corporation has access to a commercial paper facility with a borrowing capacity limited to any undrawn credit facility balance up to $750 million. The total amount outstanding at any point in time under the combination of the credit facility and the commercial paper program cannot exceed the amount that can be borrowed under the credit facility.

- As of December 31, 2025, there were no balances outstanding for the credit facility or the commercial paper facility and therefore the remaining borrowing capacity was $750 million under each facility.

- The Corporation has access to a universal shelf registration statement with the Securities and Exchange Commission that was filed on April 30, 2024 and expires in 2027. We can use this shelf registration to issue an unspecified amount of debt securities, common stock (including 640 million shares of treasury stock as of December 31, 2025), preferred stock, depositary shares, warrants, stock purchase contracts and stock purchase units. The specific terms of any securities we issue under this registration statement will be provided in the applicable prospectus supplements.

Long-term contractual obligations

Defined benefit pension plans and other postretirement benefit plans ("OPEB") Pension plan obligations within the next 12 months represent our planned contributions to certain unfunded non-qualified plans where the benefit obligation exceeds the assets. Obligations beyond 12 months are projected based on the average remaining service period using the current underfunded status of the plans. The OPEB plans' obligations are estimated based on the expected benefits to be paid. See Note 17 of the consolidated financial statements for further information.

Reserves for property and casualty insurance claims and claims expense represent estimated amounts necessary to settle all outstanding claims, including claims that have been IBNR as of the balance sheet date. Estimated timing of payments for reserves is based on our historical experience and our expectation of future payment patterns. The ultimate cost of losses may vary materially from recorded amounts that are our best estimates. See Note 10 of the consolidated financial statements and Application of Critical Accounting Estimates section of the MD&A for further information.

Contractual commitments represent investment commitments such as private placements, limited partnership interests and other loans. Limited partnership interests are typically funded over the commitment period, which is shorter than the contractual expiration date of the partnership and as a result, the actual timing of the funding may vary.

We have agreements in place for services we conduct, generally at cost, between subsidiaries relating to insurance, reinsurance, loans and capitalization. All material intercompany transactions have been appropriately eliminated in consolidation. Intercompany transactions among insurance subsidiaries and affiliates have been approved by the appropriate departments of insurance as required.

For a more detailed discussion of our off-balance sheet arrangements, see Note 8 of the consolidated financial statements.

Enterprise Risk and Return Management

Allstate creates shareholder value while serving customers through a comprehensive risk and return framework. These risks are discussed in more detail in the Risk Factors section of this document.

We regularly identify, measure, manage, monitor and report significant risks and assess associated return considerations. Major categories include strategic, insurance, investment, financial, operational and culture risks.

Allstate manages these risks through an Enterprise Risk and Return Management ("ERRM") framework built on a foundation of risk culture, taxonomy, capacity and governance. Our legal and capital structures are designed to manage capital and solvency on a legal entity basis.

Risk and return principles define how we operate and guide decision-making.

- We ensure a strong foundation by maintaining capital strength, solvency and liquidity, complying with laws, acting with integrity and protecting customers and proprietary information, assets and technology.

- We build strategic value by continually investing in our strategic position, creating flexibility to adapt our business model in a changing world and differentiating through innovation.

- We optimize risk and return through profitable growth, valuing customer relationships in operating and strategic decisions and developing new business offerings and investment opportunities while managing risk concentrations.



ERRM Framework

Risk Culture	Taxonomy
Risk & Return Principles	*Financial, Investment, Insurance, Operational, Culture, Strategic*

IDENTIFY
Proactively identify risks and opportunities across the system that may impact our ability to deliver on Our Shared Purpose

REPORT
Provide transparency through a comprehensive reporting framework that drives decision clarity

MEASURE
Track performance and measure risk using a robust and integrated system of key indicators

Learning Loop

MONITOR
Continuously monitor changes to the enterprise risk and return profile, reviewing and escalating emerging risks in a timely manner

MANAGE
Make informed decisions that balance risk and return, while maintaining an effective, efficient, and unified system of controls

Risk Appetite and Capacity	Governance
Economic Capital (EC) Framework	*Roles & Responsibilities, Middleware, Controls*

Governance ERRM governance includes board oversight, an executive management committee, and enterprise and market-facing business chief risk officers.

- The Allstate Corporation Board of Directors ("Allstate Board") has overall responsibility for oversight of management's design and implementation of Allstate's ERRM framework, supported by the Audit Committee ("AC") and the Risk and Return Committee ("RRC").

- The RRC of the Allstate Board oversees the effectiveness of the ERRM program, governance

structure and risk-related decision-making, while focusing on the Company's aggregate risk profile.

- The AC oversees the effectiveness of internal controls over financial reporting, disclosure controls and procedures, as well as management's risk and control and cybersecurity program, and assists the Board in fulfilling certain oversight responsibilities as listed in the committee's charter.

- The Enterprise Risk and Return Council ("ERRC") directs ERRM activities by establishing risk and return targets, monitoring and targeting capital levels and overseeing integrated strategies and actions from an enterprise risk and return perspective. For example, such strategies include the deployment of artificial intelligence and the development of enterprise resilience capabilities that protect against cyber threats. The ERRC consists of Allstate's chief executive officer, chief financial officer, chief risk officer, chief legal officer, chief resilience officer and other senior leaders.

- Other committees work with the ERRC to direct ERRM activities, including the Operational Risk and Return Council, the Information Security Council, the Internal Compliance and Control Committee, liability governance committees and investment committees.

Key risks are assessed and reported through comprehensive ERRM reports prepared for senior management and the RRC. These summary reports communicate the alignment of Allstate's risk profile with risk and return principles, while providing a perspective on risk positioning. Discussion promotes active engagement with management and the RRC. Internal controls over key risks are managed and reported to senior management and the Audit Committee of the Company through a semi-annual risk control dashboard. Annually, we review risks related to the strategic plan, operating plan and incentive compensation programs with the Allstate Board.

Framework We apply risk and return principles using an integrated ERRM framework that focuses on assessment, transparency and dialogue, which provides a comprehensive view of risks and is used by senior management and business managers to drive risk-informed decisions. We continually validate and improve ERRM practices by benchmarking and obtaining external perspectives.

Management and the ERRC utilize internal and external perspectives to determine an appropriate level of target economic capital. Internal perspectives include enterprise solvency and volatility assessments, review of key operating and model assumptions and management judgment. Sensitivity testing and scenario analysis are used to gauge the robustness of Allstate's risk, capital and liquidity positions. Analysis of extremely low-frequency scenarios is also used to assess the sufficiency of capital and contingency options under worst-case outcomes, including unlikely but impactful single events, as well as sequences of multiple tail events. External considerations include NAIC risk-based capital as well as S&P's, Moody's and A.M. Best's capital adequacy measurements. Our economic capital reflects management's view of the aggregate level of capital necessary to satisfy stakeholder interests, manage Allstate's risk profile and maintain financial strength. The impact of strategic initiatives on enterprise risk is evaluated through this context.

The NAIC has adopted the Risk Management and Own Risk and Solvency Assessment Model Act ("ORSA Model Act"), which has been enacted by our insurance subsidiaries' domiciliary states. The ORSA Model Act requires that insurers maintain a risk management framework and conduct an internal own risk and solvency assessment of the insurer's material risks in normal and stressed environments. Results of the assessment are filed annually.

Allstate's risk appetite is measured through our economic capital framework, which establishes the amount of capital needed to support the current and projected enterprise risk profile and provides a methodology for measuring risk-adjusted returns and optimizing capital allocations. Enterprise risk appetite is cascaded into individual targets and limits for specific risk types, weighing expected returns, volatility, potential tail losses and impact on the enterprise portfolio.

Process We establish a basis for transparency and dialogue across the enterprise and for continuous learning by embedding risk and return management culture within the organization. Allstate designs strategies that seek to optimize risk-adjusted returns on capital, with risks managed at both the legal entity and enterprise level.

Many risk drivers impact more than one of the key risk categories. Examples include risks related to inflation and the impacts of climate change, which span Allstate's major risk categories. Such risks are managed within Allstate's integrated ERRM framework and the processes listed below, but the overall strategy is coordinated at the enterprise level, and holistic governance is provided by cross-functional committees such as the ERRC.

A summary of our process to manage each of our major risk and return categories follows:

Strategic risk and return management encompasses risks and opportunities associated with long-term business planning and strategy setting in the context of the evolving market environment.

Areas of focus include macroeconomic, regulatory and competitive conditions, as well as customer preferences and behavior, Allstate's reputation and the continuous enhancement of internal capabilities that allow Allstate to compete effectively in chosen markets. Allstate manages strategic risks in part through Allstate Board and senior management reviews that include risk and return assessment of strategic plans and ongoing monitoring of strategic actions, key assumptions and the broader market environment.

Insurance risk and return management encompasses risks and opportunities associated with Allstate's insurance activities, including expected trends and unanticipated fluctuations in premiums, claims and future profits. Focus areas include policy growth, loss frequency, severity trends and scenarios, severe weather and catastrophe exposures and claim handling processes. Allstate uses sophisticated mathematical modeling techniques to measure, monitor and manage associated risk exposures, including stochastic risk estimation and deterministic scenario analysis.

Investment risk and return management encompasses risks and opportunities associated with

Allstate's investment portfolio. Areas of focus include macroeconomic conditions and potential changes to key variables such as interest rates, credit spreads and equity price levels, as well as specific factors that may impact the returns associated with individual investments. Changes in such factors drive daily volatility in the valuations of portfolio holdings and could cause permanent impairments of capital due to credit defaults and equity write-downs.

Investment risk exposures are measured and monitored using tools such as sensitivity analysis, stochastic risk estimation and deterministic scenario analysis, which together are used to assess investment portfolio risk characteristics and how the investment portfolio contributes to the enterprise risk profile.

For further details on investment risk, see the Market Risk section of this Item.

Financial risk and return management addresses the sufficiency of capital and cash flow liquidity to meet enterprise, subsidiary and policyholder needs. We actively manage associated risks and opportunities in light of changing market, economic and business conditions using modeling frameworks and tools that assess potential sources and uses of capital and liquidity and help ensure strategic and financial flexibility.

We generally assess solvency on a statutory accounting basis, but also consider holding company capital and liquidity needs. Capital at the insurance companies significantly exceeds regulatory risk-based capital requirements and capital levels at the parent holding company provide liquidity and financial flexibility to meet enterprise requirements.

Operational risk and return management encompasses risks and opportunities associated with Allstate's interconnected systems of people, processes and technology. Representative areas of focus include talent, privacy, regulatory compliance, ethics, fraud, system availability, cybersecurity and resilience, disaster recovery and business continuity.

Associated risks are managed using an integrated and iterative Operational Risk and Return Management framework that ensures dynamic and continuous learning process.

Culture risk and return management addresses risks and opportunities associated with company culture, which we define as a self-sustaining system of values, expectations, practices, and beliefs that people learn, follow and transmit that lead to priorities, decisions and outcomes. Allstate's approach to culture risk and return management is grounded in its risk and return principles and organized by Our Shared Purpose, targeting continual alignment of culture with the company's mission, values, operating standards and behaviors.

Application of Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates, presented in the order they appear in the Consolidated Statements of Financial Position, include those used in determining:

- Fair value of financial assets

- Impairment of fixed income securities with credit losses

- Evaluation of goodwill

- Reserve for property and casualty insurance claims and claims expense estimation

- Pension and other postretirement plans net costs and assumptions

In making these determinations, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to our businesses and operations. It is reasonably likely that changes in these estimates could occur from period to period and result in a material impact on our consolidated financial statements.

A summary of each of these critical accounting estimates follows. For a more detailed discussion of the effect of these estimates on our consolidated financial statements, and the judgments and assumptions related to these estimates, see the referenced sections of this document. For a more detailed summary of our significant accounting policies, see the notes to the consolidated financial statements.

Fair value of financial assets

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We are responsible for the determination of fair value of financial assets and the supporting assumptions and methodologies. We use independent third-party valuation service providers, broker quotes and internal pricing methods to determine fair values for each financial instrument in our financial statements.

Our valuation hierarchy prioritizes the use of observable inputs. When available, fair values are based on unadjusted quoted prices for identical assets or liabilities in an active market that we can access. If unadjusted quoted prices are not available, fair values are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active or valuation models with observable inputs. If observable inputs are not available or determinable, unobservable inputs or adjustments to observable

inputs requiring management judgment are used to determine the estimated fair value of the investment.

For additional information on fair value measurements, see Note 7 of the consolidated financial statements and the risk factor titled "*Determination of the fair value and amount of credit losses for investments includes subjective judgments and could materially impact the results of operations and financial condition*" disclosed in Part 1 "Item 1A. Risk Factors". A more detailed discussion of investments is presented in the Investments section of the MD&A and Note 6 of the consolidated financial statements.

Impairment of fixed income securities with credit losses

For fixed income securities classified as available-for-sale, the difference between amortized cost, net of credit loss allowance ("amortized cost, net") and fair value, net of certain other items and deferred income taxes (as disclosed in Note 6 of the consolidated financial statements), is reported as a component of AOCI on the Consolidated Statements of Financial Position and is not reflected in the operating results of any period until reclassified to net income upon the consummation of a transaction with an unrelated third party or when a credit loss allowance is recorded. We have a comprehensive portfolio monitoring process to identify and evaluate each fixed income security that may require a credit loss allowance.

For each fixed income security in an unrealized loss position, we assess whether management with the appropriate authority has made the decision to sell or whether it is more likely than not we will be required to sell the security before recovery of the amortized cost basis for reasons such as liquidity, contractual or regulatory purposes. If a security meets either of these criteria, any existing credit loss allowance would be written-off against the amortized cost basis of the asset along with any remaining unrealized losses, with the incremental losses recorded in earnings.

If we have not made the decision to sell the fixed income security and it is not more likely than not we will be required to sell the fixed income security before recovery of its amortized cost basis, we evaluate whether we expect to receive cash flows sufficient to recover the entire amortized cost basis of the security. We calculate the estimated recovery value based on the best estimate of future cash flows considering past events, current conditions and reasonable and supportable forecasts. The estimated future cash flows are discounted at the security's current effective rate and are compared to the amortized cost of the security. The determination of cash flow estimates is inherently subjective, and methodologies may vary depending on facts and circumstances specific to the security. All reasonably available information relevant to the collectability of the security are considered when developing the estimate of cash flows expected to be collected. That information generally includes, but is not limited to, as applicable, the remaining payment terms of the security, prepayment speeds, the financial condition and future earnings potential of the issue or issuer, expected defaults, expected recoveries, the value of underlying collateral, origination vintage year, geographic concentration of underlying collateral, available reserves or escrows, current subordination levels, third-party guarantees and other credit enhancements. Other information, such as industry analyst reports and forecasts, sector credit ratings, and other market data relevant to the realizability of contractual cash flows, may also be considered. The estimated fair value of collateral will be used to estimate recovery value if we determine that the security is dependent on the liquidation of collateral for ultimate settlement.

If we do not expect to receive cash flows sufficient to recover the entire amortized cost basis of the fixed income security, a credit loss allowance is recorded in earnings for the shortfall in expected cash flows; however, the amortized cost, net of the credit loss allowance, may not be lower than the fair value of the security. The portion of the unrealized loss related to factors other than credit remains classified in AOCI. If we determine that the fixed income security does not have sufficient cash flow or other information to estimate a recovery value for the security, we may conclude that the entire decline in fair value is deemed to be credit related and the loss is recorded in earnings.

When a security is sold or otherwise disposed or the security is deemed uncollectible and written off, we reverse amounts previously recognized in the credit loss allowance. Recoveries after write-offs are recognized when received.

For additional detail on investment impairments, see Note 6 of the consolidated financial statements.

Evaluation of goodwill

Goodwill impairment testing The Company performs its annual goodwill impairment testing at the reporting unit level during the fourth quarter of each year based upon data as of the close of the third quarter. Goodwill impairment is measured and recognized as the amount by which a reporting unit's carrying value, including goodwill, exceeds its fair value, not to exceed the carrying amount of goodwill allocated to the reporting unit. The Company also reviews goodwill for impairment whenever events or changes in circumstances, such as deteriorating or adverse market conditions, indicate that it is more likely than not that the carrying amount of the reporting unit including goodwill may exceed the fair value of the reporting unit.

Fair value estimation process Estimating the fair value of reporting units is subjective and involves the use of significant estimates by management. Changes in market inputs or other events impacting the fair value of these businesses could result in goodwill impairments, resulting in a charge to income. Key factors influencing market inputs include changes in: (1) discount rates; (2) operating results; (3) investment returns; (4) strategies; and (5) growth rate assumptions, including the risk of loss of key customers in the Protection Services segment.

Some reporting units comprise both legacy and acquired businesses, resulting in substantial internally generated and unrecognized intangibles and fair values that significantly exceed their carrying values.

Valuation techniques Upon acquisition, the purchase price of the acquired business is assumed to be its fair value. Subsequently, we estimate the fair value of our businesses in each goodwill reporting unit by utilizing a combination of these widely accepted valuation techniques:

- Stock price and market capitalization analysis take into consideration the quoted market price of our outstanding common stock and includes a control premium, derived from relevant historical acquisition activity, in determining the estimated fair value of the consolidated entity before allocating that fair value to individual reporting units.

- Discounted cash flow analysis utilizes long term assumptions for revenues, investment income, benefits, claims, other operating expenses and income taxes to produce projections of both income and cash flows available for dividends that are present valued using the weighted average cost of capital.

- Market to book multiples represent the mean market to book multiple for selected peer companies with operations similar to each goodwill reporting unit to which the multiple is applied.

The outputs from these methods are weighted based on the nature of the business and the relative amount of market observable assumptions supporting the estimates. The computed values are then weighted to reflect the fair value estimate based on the specific attributes of each goodwill reporting unit.

For additional detail on goodwill, see Note 2 of the consolidated financial statements.

Reserve for property and casualty insurance claims and claims expense estimation

Reserves are established to provide for the estimated costs of paying claims and claims expenses under insurance policies we have issued. These reserves are an estimate of amounts necessary to settle all outstanding claims, including estimates of all expenses associated with processing and settling incurred claims as of the financial statement date.

Auto and homeowners liability losses generally take an average of about two years to settle, while auto physical damage, homeowners property and other personal lines generally have an average settlement time of less than one year. Liability losses, especially those involving litigation, can take many years to resolve. Run-off Property-Liability involves long-tail losses, such as those related to asbestos and environmental claims, which often involve substantial reporting lags and extended times to settle.

Estimating the ultimate cost of claims and claims expenses is an inherently uncertain and complex process involving a high degree of judgment and is subject to the evaluation of numerous variables.

Underwriting results are significantly influenced by estimates of property and casualty insurance claims and claims expense reserves.

The actuarial methods used to develop reserve estimates Reserve estimates are derived by using several different actuarial estimation methods that are mostly variations on one primary actuarial technique known as a "chain ladder" estimation process. In this process, historical loss patterns are applied to actual paid losses and reported losses (paid losses plus individual case reserves established by claim adjusters) for an accident year or a report year to create an estimate of how losses are likely to develop over time.

In the chain ladder estimation technique, development factors are calculated which compare current period results to results in the prior period for each accident year or report year. The effects of inflation are implicitly considered in the reserving process, as development factors use historic data that incorporates inflation from recent prior periods in estimating future loss costs. The estimation methodology may require modification when data changes due to changing claim reporting practices, changing claim settlement patterns, external regulatory or financial influences, or contractual coverage changes. Changes in such items and inflation can result in increased variability in loss costs and reserve estimates. Actuarial judgment is then applied to develop a best estimate of gross ultimate losses. These developments are discussed further in the loss ratio disclosures within the Allstate Protection Segment and the Reserve for Property and Casualty Insurance Claims and Claims Expense sections of the MD&A. See the Run-off Property-Liability reserve estimates section for specific disclosures of industry and actuarial best practices for this segment.

How reserve estimates are established and updated Reserve estimates are developed at a detailed level, and the results are aggregated to form a consolidated reserve estimate. The detailed estimates include each line of insurance, major components of losses (such as coverages and perils), major states or groups of states for reported losses and IBNR. The significant lines of business are auto, homeowners, and other personal lines for Allstate Protection, and asbestos, environmental, and other run-off lines for Run-off Property-Liability. Reserves are established for each business segment and line of business, independently of business segment management.

Development factors are calculated for data elements such as claim counts reported and settled, paid losses, and paid losses combined with case reserves. The historical development patterns for these data elements are used to calculate reserve estimates. Based on this review, our best estimate of required reserves is recorded.

Reserves are reestimated quarterly and periodically throughout the year, by combining historical results with current actual results to calculate new development factors. This process incorporates the historic and latest actual trends, and other underlying changes in the data elements used to calculate reserve estimates. New development factors are likely to differ from previous development factors used in prior reserve estimates because actual results occur differently than the assumptions contained in the previous development factor calculations. When actual development of these data elements is different than the historical development pattern used in a prior period reserve estimate, a new reserve is determined. The difference between indicated reserves based on new reserve estimates and recorded reserves (the previous estimate) is the amount of reserve reestimate. This amount, which could be material and vary significantly from period to period, is recognized as an increase or decrease in Property and casualty insurance claims and claims expense in the Consolidated Statements of Operations.

A more detailed discussion of reserve reestimates is presented in the Reserve for Property and Casualty Insurance Claims and Claims Expense section of the MD&A.

Net reserves by segment and line of business

	As of December 31,		
($ in millions)	**2025**	**2024**	**2023**
Allstate Protection			
Auto	$ 23,221	$ 23,076	$ 21,286
Homeowners	4,349	4,520	4,754
Other lines	4,003	4,250	3,929
Total Allstate Protection	**31,573**	**31,846**	**29,969**
Run-off Property-Liability			
Asbestos	769	774	804
Environmental	247	259	267
Other run-off lines	416	381	373
Total Run-off Property-Liability	**1,432**	**1,414**	**1,444**
Total Protection Services	**62**	**55**	**49**
Total net reserves	**$ 33,067**	**$ 33,315**	**$ 31,462**

Reserve reestimates

($ in millions)	2025	2024	2023
Reserve reestimates, after-tax [1]	$(1,429)	$(243)	$ 434
Percentage impact on net income (loss) applicable to common shareholders - favorable (unfavorable)	14.1 %	5.3 %	NM

[1] Reserve releases are shown in parentheses.

3-year average of net reserve reestimates as a percentage of total reserves for its segment [1] [2]

	2025
Allstate Protection	(2.0)%
Run-off Property-Liability	7.2 %

[1] Reserve releases are shown in parentheses.

[2] Each of these results is consistent within a reasonable actuarial tolerance for the respective businesses.

Allstate Protection reserve estimate

Factors affecting reserve estimates Generally, reserves are informed by analysis of historical relationships to relevant loss development indicators such as inflation. These relationships guide the initial reserve setting for a new report year or accident year using actual claim frequency and severity assumptions across business segments, lines and coverages. For prior report years or accident years, reserve estimates are developed using similar historical relationships and statistical processes on holistic loss costs. These estimates are considered in conjunction with known facts and interpretations of circumstances, including our experience with similar cases, actual claims paid, historical trends involving claim payment patterns and pending levels of unpaid claims, loss management programs, product mix and contractual terms, changes in laws and regulations, judicial decisions and economic conditions.

Changes in auto claim frequency may result from changes in mix of business, driving behaviors, miles driven or other macroeconomic factors. Changes in auto current year claim severity are generally influenced by inflation in the medical and auto repair sectors, changes in attorney represented and litigated claim behavior, the effectiveness and efficiency of our claim settlements and changes in mix of claim types. Injury claims are affected largely by medical inflation, treatment trends, attorney representation and litigation costs, while physical damage claims are affected largely by auto repair cost inflation, used car prices, length of claim resolution and the timing of receipt of third-party carrier claims.

Changes in homeowners current year claim severity are generally influenced by inflation in the cost of building materials, the cost of construction and property repair services, the cost of replacing home furnishings and other contents, the types of claims that qualify for coverage, deductibles, other economic and environmental factors and the effectiveness of our claim practices.

As loss experience for the current year develops for each type of loss, it is monitored relative to initial assumptions until it is judged to have sufficient statistical credibility. From that point in time forward, reserves are reestimated using statistical actuarial processes to reflect the impact actual loss trends have on development factors incorporated into the actuarial estimation processes.

Loss experience and reserve variability are impacted by many factors, including but not limited to:

- Supply chain disruptions and labor shortages, changes in used car prices, labor and part cost increases, unemployment levels, changes in commuting activity and driving behavior have and may continue to lead to historical development trends being less predictive of future loss development, potentially creating additional reserve variability.

- If a legal change is expected to have a significant impact on the development of claim severity for a coverage which is part of a particular line of insurance in a specific state, judgment is applied to determine appropriate development factors that will most accurately reflect the expected impact on that specific estimate.

- If a change in economic conditions, including the impacts from existing or future U.S. tariffs, is expected to affect the cost of repairs or replacement of damaged autos or property for a particular line, coverage, or state, actuarial judgment is applied to determine appropriate development factors to use in the reserve estimate that will most accurately reflect the expected impacts on severity development.

Causes of reserve estimate uncertainty At each reporting date, the highest degree of uncertainty in estimates for most of our losses from ongoing businesses arises from claims remaining to be settled for the current accident year and the most recent preceding accident year. The greatest degree of uncertainty exists in the current accident year because the current accident year contains the greatest proportion of losses that have not been reported or settled as well as heightened uncertainty for claims that involve litigation or take longer to settle during periods of rapidly increasing loss costs but must be estimated as of the current reporting date. Most of these losses relate to damaged property such as automobiles and homes, and payments related to injuries from accidents. During the first year after the end of an accident year, a large portion of the total losses for that accident year are settled. When accident year losses paid through the end of the first year following the initial accident year are incorporated into updated actuarial estimates, the trends inherent in the settlement of claims emerge more clearly. After the second year, the losses that we pay for an accident year typically relate to claims that are more difficult to settle, such as those involving serious injuries or litigation. Private passenger auto insurance provides a good illustration of the uncertainty of future loss estimates: our typical annual percentage payout of reserves remaining at December 31 for an accident year is approximately 50% in the first year after the end of the accident year, 20% in the second year, 10% in the third year, 10% in the fourth year, and the remaining 10% thereafter.

Potential variability in reserve estimates Reserve estimates, by their nature, are very complex to determine, subject to significant judgment, may be subject to litigation and represent estimates rather than an exact determination for each outstanding claim, including claims incurred but not reported. Accordingly, as actual claims, paid losses, and case reserve results emerge, our estimate of the ultimate cost to settle will differ from previous estimates.

The reserve liability recorded in the Consolidated Statements of Financial Position represents the aggregation of numerous analyses by each business segment, line of insurance, major types of losses (such as coverages and perils), and individual states or groups of states for reported losses and IBNR. Because of this detailed approach to our reserve analysis, there is not a single set of assumptions that determines our reserve estimates at the consolidated level or that management believes can produce a statistically credible or reliable actuarial reserve range that would be meaningful.

To develop a statistical measure of potential reserve variability, an actuarial technique (stochastic modeling) is applied to the countrywide data for paid losses combined with case reserves for each of auto liability, auto physical damage and homeowners insurance excluding catastrophes. Based on the combined historical variability of the development factors calculated for these data elements, an estimate of standard deviation around these reserve estimates is calculated within each accident year for the last twelve years for each type of loss. The variability of these reserve estimates within one standard deviation of the mean (a measure of frequency of dispersion often viewed to be an acceptable level of accuracy) is believed by management to represent a reasonable and statistically probable measure of potential variability.

Based on our products and coverages, historical experience, the statistical credibility of our extensive data and stochastic modeling of actuarial methodologies used to develop reserve estimates, we have derived standard deviations and the resulting pre-tax income for Allstate Protection reserves, excluding catastrophe losses, as shown below.

Reserve estimate variability

($ in millions)	Carried reserves [1]	Standard deviation	Income effect, pre-tax
	December 31, 2025		
Auto insurance - liability coverage	$ 27,820	7.0 %	$ 1,947
Auto insurance - physical damage coverage	564	19.0	107
Homeowners insurance	3,226	8.5	274

[1] Excludes reserves related to catastrophes.

Although this evaluation reflects most reasonably likely outcomes, it is possible the final outcome may fall below or above these amounts. Historical variability of reserve estimates is reported in the Reserve for Property and Casualty Insurance Claims and Claims Expense section of the MD&A.

Management believes that the reserve for property and casualty insurance claims and claims expense, net of recoverables, is appropriately established in the aggregate and adequate to cover the ultimate net cost of reported and unreported claims arising from losses which had occurred by the date of the Consolidated Statements of Financial Position based on available facts, laws and regulations.

Reserves for catastrophe losses Catastrophe losses are an inherent risk of the property and casualty insurance industry that have contributed, and will continue to contribute, to potentially material year-to-year fluctuations in our results of operations and financial position. We define a "catastrophe" as an event that produces pre-tax losses before reinsurance in excess of $1 million and involves multiple first-party policyholders, or a winter weather event that produces a number of claims in excess of a preset, per-event threshold of average claims in a specific area, occurring within a certain amount of time following the event. Catastrophes are caused by various natural events including high winds, winter storms and freezes, tornadoes, hailstorms, wildfires, tropical storms, tsunamis, hurricanes, earthquakes and volcanoes.

We are also exposed to man-made catastrophic events, such as certain types of terrorism, civil unrest, wildfires or industrial accidents. The nature and level of catastrophes in any period cannot be reliably predicted.

The estimation of claims and claims expense reserves for catastrophe losses also comprises estimates of losses from reported claims and IBNR, primarily for damage to property. In general, our estimates for catastrophe reserves are based on claim adjuster inspections and the application of historical loss development factors as described above. However, depending on the nature of the catastrophe, the estimation process can be further complicated.

For example, for hurricanes, complications could include the inability of insureds to promptly report losses, limitations placed on claims adjusting staff affecting their ability to inspect losses, determining whether losses are covered by our homeowners policy (generally for damage caused by wind or wind-driven rain) or specifically excluded coverage caused by flood, exposure to mold damage, and the effects of numerous other considerations. Additionally, the timing of a catastrophe in relation to other events, such as at or near the end of a financial reporting period, can affect the availability of information needed to estimate reserves for that reporting period. In these situations, we may need to adapt our practices to accommodate these circumstances in order to determine a best estimate of our losses from a catastrophe.

For example, to complete estimates for certain

2025 Form 10-K *Application of Critical Accounting Estimates*

areas affected by catastrophes not yet inspected by our claims adjusting staff, or where we believed our historical loss development factors were not predictive, we rely on:

- Analysis of actual claim notices received compared to total PIF.

- Visual, governmental and third-party information, including aerial photos, using satellites, aircrafts and drones, area observations, and data on wind speed and flood depth to the extent available.

Reserves for Michigan and New Jersey unlimited PIP Claims and claims expense reserves include reserves for Michigan unlimited PIP coverage to insureds involved in qualifying motor vehicle accidents. The administration of this program is through the MCCA, a state-mandated, non-profit association of which all insurers actively writing automobile coverage in Michigan are members.

The process employed to estimate MCCA covered losses involves a number of activities including the comprehensive review and interpretation of MCCA actuarial reports, other MCCA members' reports and our PIP loss trends which have increased in severity over time. A significant portion of incurred claim reserves can be attributed to a small number of catastrophic claims, and thus a large portion of the recoverable is similarly concentrated. We conduct comprehensive claim file reviews to develop case reserve type estimates of specific claims, which inform our view of future claim development and longevity of claimants. Each year, we update the actuarial estimate of our ultimate reserves and recoverables. We report our paid and unpaid claims based on MCCA requirements. The MCCA develops its own reserving estimates based on its own reserve methodologies, which may not align with our estimations. The MCCA does not provide member companies with its estimate of a company's claim costs.

We provide similar PIP coverage in New Jersey for auto policies issued or renewed in New Jersey prior to 1991 that is administered by PLIGA. We use similar actuarial estimating techniques as for the MCCA exposures to estimate loss reserves for unlimited PIP coverage for policies covered by PLIGA. Unlimited coverage was not offered after 1991; therefore, no new claimants are being added.

For additional information related to indemnification recoverables, see Item 1 - Regulation, Indemnification Programs and Note 11 of the consolidated financial statements.

Run-off Property-Liability reserve estimates

Characteristics of Run-off exposure Our exposure to asbestos, environmental and other run-off claims arise principally from assumed reinsurance coverage written from the 1960s through the mid-1980s, including reinsurance on primary insurance written on large U.S. companies, and from direct excess commercial insurance written from 1972 through 1985, including substantial excess general liability coverages on large U.S. companies. Additional exposure stems

from direct primary commercial insurance written from the 1960s through the mid-1980s. Asbestos claims relate primarily to bodily injuries asserted by claimants who were exposed to asbestos or products containing asbestos. Environmental claims relate primarily to pollution and related clean-up costs. Other run-off claims exposures primarily relate to general liability and product liability mass tort claims, such as those for medical devices and other products, workers' compensation claims and claims for various other coverage exposures other than asbestos and environmental.

In 1986, the general liability policy form used by us and others in the property and casualty industry was amended to introduce an "absolute pollution exclusion," which excluded coverage for environmental damage claims, and to add an asbestos exclusion. Most general liability policies issued prior to 1987 contain annual aggregate limits for product liability coverage. General liability policies issued in 1987 and thereafter contain annual aggregate limits for product liability coverage and annual aggregate limits for all coverages. Our experience to date is that these policy form changes have limited the extent of our exposure to environmental and asbestos claim risks.

Our exposure to liability for asbestos, environmental and other run-off claims losses manifests differently depending on whether it arises from assumed reinsurance coverage, direct excess commercial insurance or direct primary commercial insurance. Direct excess commercial insurance and reinsurance involve coverage written by us for specific layers of protection above retentions and other insurance plans and largely has resulted in asbestos, environmental and mass tort claims. The nature of excess coverage and reinsurance provided to other insurers limits our exposure to loss to specific layers of protection in excess of policyholder retention on their primary insurance plans. Our exposure is further limited by the significant reinsurance that we had purchased on our direct excess business.

Our assumed reinsurance business involved writing generally small participations in other insurers' reinsurance programs. The reinsured losses in which we participate may be a proportion of all eligible losses or eligible losses in excess of defined retentions. Of the majority of our assumed reinsurance exposure, approximately 85% is for excess of loss coverage, while the remaining 15% is for pro-rata coverage.

Our direct primary commercial insurance business comprises a cross section of policyholders engaged in many diverse business sectors throughout the country and did not include coverage to large asbestos companies.

How reserve estimates are established and updated We conduct an annual review in the third quarter to evaluate, establish and adjust as necessary, asbestos, environmental and other run-off claims reserves. Changes to reserves are recorded in the reporting period in which they are determined. Using established industry and actuarial best practices and assuming no change in the regulatory or economic environment, this detailed and comprehensive methodology determines asbestos reserves based on assessments of the characteristics of exposure (e.g., claim activity, potential liability, jurisdiction, products versus non-products exposure) presented by individual policyholders, and determines environmental reserves based on assessments of the characteristics of exposure (e.g., environmental damages, respective shares of liability of potentially responsible parties, appropriateness and cost of remediation) to pollution and related clean-up costs. The number and cost of these claims are affected by advertising by trial lawyers seeking asbestos plaintiffs, and entities with asbestos exposure seeking bankruptcy protection as a result of asbestos liabilities, initially causing a delay in the reporting of claims, often followed by an acceleration and an increase in claims and claims expenses as settlements occur.

After evaluating our insureds' probable liabilities for asbestos, environmental and other run-off claims, we evaluate our insureds' coverage programs for such claims. We consider our insureds' total available insurance coverage, including the coverage we issued. We also consider relevant judicial interpretations of policy language and applicable coverage defenses or determinations, if any.

Evaluation of both the insureds' estimated liabilities and our exposure to the insureds depends heavily on an analysis of the relevant legal issues and litigation environment. This analysis is conducted by our specialized claims adjusting staff and legal counsel. Based on these evaluations, case reserves are established by claims adjusting staff and actuarial analysis is employed to develop an IBNR reserve, which includes estimated potential reserve development and claims that have occurred but have not been reported. As of December 31, 2025 and 2024, IBNR was 58.2% and 54.0%, respectively, of combined net asbestos and environmental reserves.

For both asbestos and environmental reserves, we also evaluate our historical direct net loss and expense paid and incurred experience to assess any emerging trends, fluctuations or characteristics suggested by the aggregate paid and incurred activity. Other run-off claims reserves are based on considerations similar to those described above, as they relate to the characteristics of specific individual coverage exposures.

Potential reserve estimate variability Establishing net loss reserves for asbestos, environmental and other run-off claims is subject to uncertainties that are much greater than those presented by other types of property and casualty claims. Among the complications are lack of historical data, long reporting delays, uncertainty as to the number and identity of insureds with potential exposure and unresolved legal issues regarding policy coverage; unresolved legal issues regarding the determination, availability and timing of exhaustion of policy limits; plaintiffs' evolving and expanding theories of liability; availability and collectability of recoveries from reinsurance; retrospectively determined premiums and other contractual agreements; estimates of the extent and

timing of any contractual liability; the impact of bankruptcy protection sought by various asbestos producers and other asbestos defendants; and other uncertainties.

There are also complex legal issues concerning the interpretation of various insurance policy provisions and whether those losses are covered, or were ever intended to be covered, and could be recoverable through retrospectively determined premium, reinsurance or other contractual agreements. Courts have reached different and sometimes inconsistent conclusions as to when losses are deemed to have occurred and which policies provide coverage; what types of losses are covered; whether there is an insurer obligation to defend; how policy limits are determined; how policy exclusions and conditions are applied and interpreted; and whether clean-up costs represent insured property damage.

Our reserves for asbestos, environmental and other run-off exposures could be affected by tort reform, class action litigation, and other potential legislation and judicial decisions. Environmental exposures could also be affected by a change in the existing federal Superfund law and similar state statutes. There can be no assurance that any reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of asbestos or environmental claims. We believe these issues are not likely to be resolved in the near future, and the ultimate costs may vary materially from the amounts currently recorded resulting in material changes in loss reserves. Due to the uncertainties and factors described above, management believes it is not practicable to develop a meaningful net loss reserve range. Historical variability of reserve estimates is reported in the Property and Casualty Insurance Claims and Claims Expense Reserves section of the MD&A.

Reinsurance and indemnification recoverables

Reinsurance and indemnification recoverables include an estimate of the amount of insurance claims and claims expense reserves that are ceded under the terms of the agreements, including IBNR unpaid losses. We calculate our ceded reinsurance and indemnification estimates based on the terms of each applicable agreement, including an estimate of how IBNR losses will ultimately be ceded under the agreement. We also consider other limitations and coverage exclusions under our agreements. Accordingly, our estimate of recoverables is subject to similar risks and uncertainties as our estimate of reserves for claims and claims expense. We believe the recoverables are appropriately established; however, as our underlying reserves continue to develop, the amount ultimately recoverable may vary from amounts currently recorded. We regularly evaluate the reinsurers and the respective amounts of our reinsurance recoverables, and a provision for uncollectible reinsurance recoverables is recorded, if needed. The establishment of reinsurance recoverables and the related allowance for uncollectible reinsurance is also an inherently uncertain process involving estimates. Changes in estimates could result in additional changes to the Consolidated Statements of Operations.

Adequacy of reserve for property and casualty insurance claims and claims expense estimates

We believe our net reserves are appropriately established based on available facts, laws and regulations and assessments of other pertinent factors and characteristics of exposure (e.g., claim activity, potential liability, jurisdiction, products versus non-products exposure) presented by individual policyholders, assuming no change in the legal, legislative or economic environment. Additionally, we rely on historical claims experience to inform the level of the recorded reserve. We derive and record a single best reserve estimate, in conformance with generally accepted actuarial standards and practices, for each line of insurance, its components (coverages and perils) and state, for reported losses and for IBNR losses, and as a result we believe that no other estimate is better than our recorded amount. Due to the uncertainties involved, the ultimate cost of losses may vary materially from recorded amounts, which are based on our best estimates.

For further discussion of these estimates and quantification of the impact of reserve estimates, reserve reestimates and assumptions, see Note 10 and Note 14 of the consolidated financial statements and the Reserve for Property and Casualty Insurance Claims and Claims Expense section of the MD&A.

Pension and other postretirement plans net costs and assumptions

Our pension and other postretirement benefit costs are calculated using various actuarial assumptions and methodologies. These assumptions include discount rates, health care cost trend rates, inflation, expected returns on plan assets, mortality and other factors. The assumptions utilized in recording the obligations under our defined benefit plans represent our best estimates, and we believe they are reasonable based on information as to historical experience and performance as well as other factors that might cause future expectations to differ from past trends. Approximately 89% of our benefit obligation relates to our U.S. qualified defined benefit pension plan.

Net costs for our defined benefit plans are recognized on the Consolidated Statements of

Operations and consist of two elements: 1) costs comprised of service and interest costs, expected return of plan assets, amortization of prior service credit and curtailment gains and losses which are reported in property and casualty claims and claims expense, operating costs and expenses, net investment income and, if applicable, restructuring and related charges and 2) remeasurement gains and losses comprised of changes in actuarial assumptions and the difference between actual and expected returns on plan assets which are recognized immediately in earnings as part of pension and other postretirement remeasurement gains and losses.

We recognize expected returns on plan assets using an unadjusted fair value method. Our policy is to remeasure our pension and postretirement plans on a quarterly basis. We immediately recognize the remeasurement of the benefit obligation and plan assets in earnings as it provides greater transparency of our economic obligations in accounting results and better aligns the recognition of the effects of economic and interest rate changes on pension and other postretirement plan assets and liabilities in the year in which the gains and losses are incurred.

Differences in actual experience and changes in other assumptions affect our pension and other postretirement obligations and expenses. Differences between expected and actual returns on plan assets affect remeasurement gains and losses. The primary factors contributing to pension and postretirement remeasurement gains and losses are: 1) changes in the discount rate used to value pension and postretirement obligations as of the measurement date; 2) differences between the expected and the actual return on plan assets; 3) changes in demographic assumptions, including mortality and participant experience; and 4) changes in lump sum interest rates and cash balance interest crediting rates used to value pension obligations as of the measurement date.

Pension and other postretirement service cost, interest cost, expected return on plan assets and amortization of prior service credits are allocated to the Allstate Protection and Protection Services segments. The pension and other postretirement remeasurement gains and losses are reported in the Corporate segment.

Pension and postretirement benefits remeasurement gains and losses

($ in millions)	For the years ended December 31,		
	2025	**2024**	**2023**
Remeasurement of benefit obligation (gains) losses:			
Discount rate	$ 62	$ (133)	$ 104
Other assumptions	34	4	17
Remeasurement of plan assets (gains) losses	(131)	92	(112)
Remeasurement (gains) losses	**$ (35)**	**$ (37)**	**$ 9**

Impact of assumption changes to net cost for pension and other postretirement plans
Remeasurement gains in 2025 primarily related to favorable asset performance compared to expected

return on plan assets, partially offset by a decrease in the liability discount rate and changes in actuarial assumptions. Remeasurement gains in 2024 primarily related to an increase in the liability discount rate and changes in other assumptions, partially offset by unfavorable asset performance compared to expected return on plan assets.

The discount rate is based on rates at which expected pension benefits attributable to past employee service could effectively be settled on a present value basis at the measurement date. We develop the assumed discount rate by utilizing the weighted average yield of a theoretical dedicated portfolio derived from non-callable bonds and callable bonds with a make-whole provision available or callable within 12 months of maturity in the Bloomberg corporate bond universe having ratings of "AA" by S&P or "Aa" by Moody's on the measurement date with cash flows that match expected plan benefit requirements. Significant changes in discount rates, such as those caused by changes in the credit spreads, yield curve, the mix of bonds available in the market, the duration of selected bonds and expected benefit payments, may result in volatility in pension cost. The weighted average discount rate used to measure the benefit obligation decreased to 5.52% on December 31, 2025 compared to 5.71% on December 31, 2024, resulting in remeasurement losses for 2025.

The expected long-term rate of return on plan assets reflects the average rate of earnings expected on plan assets. While this rate reflects long-term assumptions and is consistent with long-term historical returns, sustained changes in the market or changes in the mix of plan assets may lead to revisions in the assumed long-term rate of return on plan assets that may result in variability of pension cost. Differences between the actual return on plan assets and the expected long-term rate of return on plan assets are immediately

recognized through earnings at each quarterly remeasurement date. Short-term asset performance can differ significantly from the expected rate of return, especially in volatile markets. In 2025, the actual return on plan assets was higher than the expected return primarily due to higher public equity valuations and higher fixed income valuations, partially offset by lower performance-based equity valuations. In 2024, the actual return on plan assets was lower than the expected return primarily due to lower fixed income valuations driven by higher rates, partially offset by higher equity valuations.

We complete periodic evaluations of demographic information and historical experience that affects our pension and other postretirement obligations to identify any required changes to long-term actuarial assumptions and methodologies. Demographic assumptions affect both our pension and postretirement plans and include elements such as retirement rates and participation rates in our postretirement programs, among other factors.

These actuarial assumption updates affect our pension and other postretirement obligations and are incorporated into our best estimates of these assumptions. Remeasurement losses for other assumptions in 2025 primarily related to plan experience and a decrease in the long-term lump sum interest rate, partially offset by gains from an experience study completed on final average pay retirement rates. Remeasurement losses for other assumptions in 2024 primarily related to an increase in the cash balance interest crediting rate, partially offset by gains from an experience study.

Impact of assumption changes to net periodic pension cost as of December 31, 2025

($ in millions)	Basis/percentage point change	Increase (decrease) to net cost, pre-tax
Pension plans discount rate	+100 basis points	$ (395)
	-100 basis points	469
Expected long-term rate of return on assets	+100 basis points	(42)
	-100 basis points	42

See Note 17 of the consolidated financial statements for a discussion of our pension and other postretirement benefit plans and their effect on the consolidated financial statements.

Regulation and Legal Proceedings

We are subject to extensive regulation and we are involved in various legal and regulatory actions, all of which have an effect on specific aspects of our business. For a detailed discussion of the legal and regulatory actions in which we are involved, see Note 14 of the consolidated financial statements.

Pending Accounting Standards

There are pending accounting standards that we have not implemented because the implementation dates have not yet occurred. For a discussion of these pending standards, see Note 2 of the consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Information required for Item 7A is incorporated by reference to the material under the caption "Market Risk" in Part II, Item 7 of this report.

Item 8. Financial Statements and Supplementary Data

The Allstate Corporation and Subsidiaries
Consolidated Statements of Operations

	Years Ended December 31,		
(In millions, except per share data)	2025	2024	2023
Revenues			
Property and casualty insurance premiums	$ 60,503	$ 56,388	$ 50,670
Accident and health insurance premiums and contract charges	946	1,921	1,846
Other revenue	2,955	2,930	2,400
Net investment income	3,449	3,092	2,478
Net gains (losses) on investments and derivatives	(168)	(225)	(300)
Total revenues	**67,685**	**64,106**	**57,094**
Costs and expenses			
Property and casualty insurance claims and claims expense	37,454	39,735	41,070
Accident, health and other policy benefits	656	1,241	1,071
Amortization of deferred policy acquisition costs	8,389	8,039	7,278
Operating costs and expenses	8,977	8,626	7,137
Pension and other postretirement remeasurement (gains) losses	(35)	(37)	9
Restructuring and related charges	61	61	169
Amortization of purchased intangibles	231	280	329
Interest expense	399	400	379
Total costs and expenses	**56,132**	**58,345**	**57,442**
Gain on disposition of operations	1,603	—	—
Income (loss) from operations before income taxes	**13,156**	**5,761**	**(348)**
Income tax expense (benefit)	2,890	1,162	(135)
Net income (loss)	**10,266**	**4,599**	**(213)**
Less: Net loss attributable to noncontrolling interest	(16)	(68)	(25)
Net income (loss) attributable to Allstate	**10,282**	**4,667**	**(188)**
Less: Preferred stock dividends	117	117	128
Net income (loss) applicable to common shareholders	**$ 10,165**	**$ 4,550**	**$ (316)**
Earnings per common share:			
Net income (loss) applicable to common shareholders per common share - Basic	$ 38.56	$ 17.22	$ (1.20)
Weighted average common shares - Basic	263.6	264.3	262.5
Net income (loss) applicable to common shareholders per common share - Diluted	$ 38.06	$ 16.99	$ (1.20)
Weighted average common shares - Diluted	267.1	267.8	262.5

See notes to consolidated financial statements.

The Allstate Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)

	Years Ended December 31,		
($ in millions)	2025	2024	2023
Net income (loss)	$ 10,266	$ 4,599	$ (213)
Other comprehensive income (loss), after-tax			
Changes in:			
Unrealized net capital gains and losses	1,068	(167)	1,651
Unrealized foreign currency translation adjustments	90	(47)	67
Unamortized pension and other postretirement prior service credit	—	(2)	(16)
Discount rate for reserve for future policy benefits	(14)	27	(10)
Other comprehensive income (loss), after-tax	**1,144**	**(189)**	**1,692**
Comprehensive income	11,410	4,410	1,479
Less: Comprehensive loss attributable to noncontrolling interest	(13)	(58)	(15)
Comprehensive income attributable to Allstate	$ **11,423**	$ **4,468**	$ **1,494**

See notes to consolidated financial statements.

The Allstate Corporation and Subsidiaries
Consolidated Statements of Financial Position

($ in millions, except par value data)	December 31, 2025	December 31, 2024
Assets		
Investments		
Fixed income securities, at fair value (amortized cost, net $58,730 and $53,616)	$ 59,115	$ 52,747
Equity securities, at fair value (cost $8,026 and $4,329)	8,398	4,463
Mortgage loans, net	879	784
Limited partnership interests	8,844	9,255
Short-term, at fair value (amortized cost $4,888 and $4,539)	4,887	4,537
Other investments, net	1,114	824
Total investments	**83,237**	**72,610**
Cash	678	704
Premium installment receivables, net	11,474	10,614
Deferred policy acquisition costs	6,163	5,773
Reinsurance and indemnification recoverables, net	8,501	8,924
Accrued investment income	708	615
Deferred income taxes	—	231
Property and equipment, net	627	669
Goodwill	3,118	3,245
Other assets, net	5,252	5,140
Assets held for sale	—	3,092
Total assets	**119,758**	**111,617**
Liabilities		
Reserve for property and casualty insurance claims and claims expense	41,079	41,917
Unearned premiums	29,080	26,909
Claim payments outstanding	1,419	1,567
Deferred income taxes	227	—
Other liabilities and accrued expenses	9,874	9,659
Debt	7,490	8,085
Liabilities held for sale	—	2,113
Total liabilities	**89,169**	**90,250**
Commitments and Contingent Liabilities (Note 8, 10 and 14)		
Equity		
Preferred stock and additional capital paid-in, $1 par value, 25 million shares authorized, 82.0 thousand shares issued and outstanding, $2,050 aggregate liquidation preference	2,001	2,001
Common stock, $.01 par value, 2.0 billion shares authorized and 900 million issued, 260 million and 265 million shares outstanding	9	9
Additional capital paid-in	4,158	4,029
Retained income	62,393	53,288
Treasury stock, at cost (640 million and 635 million shares)	(38,206)	(36,996)
Accumulated other comprehensive income (loss):		
Unrealized net capital gains and losses	297	(771)
Unrealized foreign currency translation adjustments	(55)	(145)
Unamortized pension and other postretirement prior service credit	11	11
Discount rate for reserve for future policy benefits	2	16
Total accumulated other comprehensive income (loss)	**255**	**(889)**
Total Allstate shareholders' equity	**30,610**	**21,442**
Noncontrolling interest	(21)	(75)
Total equity	**30,589**	**21,367**
Total liabilities and equity	**$ 119,758**	**$ 111,617**

See notes to consolidated financial statements.

The Allstate Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity

($ in millions, except per share data)	2025	2024	2023
	Years Ended December 31,		
Preferred stock par value	$ —	$ —	$ —
Preferred stock additional capital paid-in			
Balance, beginning of year	2,001	2,001	1,970
Preferred stock issuance, net of issuance costs	—	—	587
Preferred stock redemption	—	—	(556)
Balance, end of year	**2,001**	**2,001**	**2,001**
Common stock par value	**9**	**9**	**9**
Common stock additional capital paid-in			
Balance, beginning of year	4,029	3,854	3,788
Equity incentive plans activity, net	129	175	66
Balance, end of year	**4,158**	**4,029**	**3,854**
Retained income			
Balance, beginning of year	53,288	49,716	50,970
Net income (loss)	10,282	4,667	(188)
Dividends on common stock (declared per share of $4.00, $3.68 and $3.56)	(1,060)	(978)	(938)
Dividends on preferred stock	(117)	(117)	(128)
Balance, end of year	**62,393**	**53,288**	**49,716**
Treasury stock			
Balance, beginning of year	(36,996)	(37,110)	(36,857)
Shares acquired	(1,251)	—	(332)
Shares reissued under equity incentive plans, net	41	114	79
Balance, end of year	**(38,206)**	**(36,996)**	**(37,110)**
Accumulated other comprehensive income (loss)			
Balance, beginning of year	(889)	(700)	(2,392)
Change in unrealized net capital gains and losses	1,068	(167)	1,651
Change in unrealized foreign currency translation adjustments	90	(47)	67
Change in unamortized pension and other postretirement prior service credit	—	(2)	(16)
Change in discount rate for reserve for future policy benefits	(14)	27	(10)
Balance, end of year	**255**	**(889)**	**(700)**
Total Allstate shareholders' equity	**30,610**	**21,442**	**17,770**
Noncontrolling interest			
Balance, beginning of year	(75)	(140)	(125)
Change in unrealized net capital gains and losses	3	10	10
Noncontrolling loss	(16)	(68)	(25)
Capital transaction for noncontrolling interest	67	123	—
Balance, end of year	**(21)**	**(75)**	**(140)**
Total equity	$ **30,589**	$ **21,367**	$ **17,630**

See notes to consolidated financial statements.

The Allstate Corporation and Subsidiaries
Consolidated Statements of Cash Flows

($ in millions)	Years Ended December 31,		
	2025	2024	2023
Cash flows from operating activities			
Net income (loss)	$ 10,266	$ 4,599	$ (213)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation, amortization and other non-cash items	482	555	704
Net (gains) losses on investments and derivatives	168	225	300
Pension and other postretirement remeasurement (gains) losses	(35)	(37)	9
Gain on disposition of operations	(1,603)	—	—
Changes in:			
Claims and claims expense and other insurance reserves	(943)	2,171	2,202
Unearned premiums	2,120	2,294	2,385
Deferred policy acquisition costs	(365)	(347)	(489)
Premium installment receivables, net	(831)	(705)	(861)
Reinsurance and indemnification recoverables, net	630	(226)	807
Income taxes	583	753	(229)
Other operating assets and liabilities	(362)	(351)	(387)
Net cash provided by operating activities	**10,110**	**8,931**	**4,228**
Cash flows from investing activities			
Proceeds from sales			
Fixed income securities	72,897	38,751	22,973
Equity securities	6,729	3,168	5,400
Limited partnership interests	1,357	633	710
Other investments	243	265	594
Investment collections			
Fixed income securities	814	1,509	1,641
Mortgage loans	127	151	81
Other investments	55	41	152
Investment purchases			
Fixed income securities	(78,784)	(46,590)	(29,431)
Equity securities	(10,595)	(4,980)	(2,935)
Limited partnership interests	(1,269)	(1,434)	(890)
Mortgage loans	(242)	(113)	(145)
Other investments	(609)	(172)	(292)
Change in short-term and other investments, net	(791)	724	(617)
Purchases of property and equipment, net	(228)	(210)	(267)
Proceeds from sale of property and equipment	—	18	27
Acquisition of operations, net of cash acquired	—	(13)	—
Proceeds from disposition of operations, net of cash transferred	3,041	—	—
Net cash used in investing activities	**(7,255)**	**(8,252)**	**(2,999)**
Cash flows from financing activities			
Proceeds from issuance of debt	—	495	743
Redemption and repayment of debt	(600)	(350)	(750)
Proceeds from issuance of preferred stock	—	—	587
Redemption of preferred stock	—	—	(575)
Contractholder fund deposits	30	129	130
Contractholder fund withdrawals	(15)	(37)	(35)
Dividends paid on common stock	(1,036)	(962)	(925)
Dividends paid on preferred stock	(117)	(117)	(107)
Treasury stock purchases	(1,233)	(2)	(335)
Shares reissued under equity incentive plans, net	48	163	73
Other	42	(16)	(49)
Net cash used in financing activities	**(2,881)**	**(697)**	**(1,243)**
Net decrease in cash	**(26)**	**(18)**	**(14)**
Cash at beginning of period	704	722	736
Cash at end of period	**$ 678**	**$ 704**	**$ 722**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 General

Basis of presentation

The accompanying consolidated financial statements include the accounts of The Allstate Corporation (the "Corporation") and its wholly owned subsidiaries, primarily Allstate Insurance Company ("AIC"), a property and casualty insurance company (collectively referred to as the "Company" or "Allstate") and variable interest entities ("VIEs") in which the Company is considered a primary beneficiary. These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany accounts and transactions have been eliminated. Certain amounts have been reclassified to conform to current year presentation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Nature of operations

Allstate is engaged, principally in the United States, in the property and casualty insurance business. Allstate is one of the country's largest personal property and casualty insurers and is organized into four reportable segments: Allstate Protection, Run-off Property-Liability, Protection Services and Corporate.

Allstate's primary business is the sale of private passenger auto and homeowners insurance. The Company offers several other personal property and casualty insurance products, select commercial property and casualty coverages, consumer product protection plans, mobility intelligence services and analytic solutions using automotive telematics information, roadside assistance, automotive

protection and insurance products, identity protection and individual accident and health insurance. Allstate primarily distributes its products through exclusive agents, independent agents and brokers, direct to consumers through contact centers and online and major retailers.

Risks and uncertainties

Allstate has exposure to catastrophic events, including wind/hail, tornadoes, severe freeze events, hurricanes, tropical storms, wildfires, earthquakes, tsunamis, volcanic eruptions, terrorism and industrial accidents.

Catastrophes, an inherent risk of the property and casualty insurance business, have contributed, and will continue to contribute, to material year-to-year fluctuations in the Company's results of operations and financial position (see Note 10). The nature and level of catastrophic loss experienced in any period cannot be predicted and could be material to results of operations and financial position.

The Company considers the following categories and locations to be the greatest areas of potential catastrophe losses:

- Severe convective storms and freeze — Major metropolitan centers in Colorado, Georgia, Illinois, Oklahoma and Texas

- Hurricanes — Major metropolitan centers along the eastern and gulf coasts of the United States

- Wildfires — California, Colorado, Oregon and Texas

- Earthquakes and fires following earthquakes — Major metropolitan centers near fault lines in the states of California, Kentucky, Oregon, South Carolina and Washington

Note 2 Summary of Significant Accounting Policies

Investments

Fixed income securities include bonds, asset-backed securities ("ABS") and mortgage-backed securities ("MBS"). Fixed income securities, which may be sold prior to their contractual maturity, are designated as available-for-sale ("AFS") and are carried at fair value. The difference between amortized cost, net of credit loss allowances ("amortized cost, net") and fair value, net of deferred income taxes, is reflected as a component of accumulated other comprehensive income ("AOCI"). The Company excludes accrued interest receivable from the amortized cost basis of its AFS fixed income securities. Cash received from calls and make-whole payments is reflected as a component of proceeds from sales and cash received from maturities and pay-downs is reflected as a component

of investment collections within the Consolidated Statements of Cash Flows.

Equity securities primarily include common stocks, exchange traded and mutual funds, non-redeemable preferred stocks and real estate investment trust equity investments. Certain exchange traded and mutual funds have fixed income securities as their underlying investments. Equity securities are carried at fair value. Equity securities without readily determinable or estimable fair values are measured using the measurement alternative, which is cost less impairment, if any, and adjustments resulting from observable price changes in orderly transactions for the identical or similar investments of the same issuer. Equity securities where the Company has significant influence are accounted for in accordance with the equity method of accounting ("EMA").

Mortgage loans and bank loans, included in other investments, are carried at amortized cost, net, which represent the amount expected to be collected. The Company excludes accrued interest receivable from the amortized cost basis of its mortgage and bank loans. Credit loss allowances are estimates of expected credit losses, established for loans upon origination or purchase, and are established considering all relevant information available, including past events, current conditions, and reasonable and supportable forecasts over the life of the loans. Loans are evaluated on a pooled basis when they share similar risk characteristics; otherwise, they are evaluated individually.

Investments in limited partnership interests are primarily accounted for in accordance with the EMA and include interests in private equity funds, real estate funds and other funds. Investments in limited partnership interests purchased prior to January 1, 2018, where the Company's interest is so minor that it exercises virtually no influence over operating and financial policies, are accounted for at fair value primarily utilizing the net asset value ("NAV") as a practical expedient to determine fair value.

Short-term investments, including money market funds, commercial paper, U.S. Treasury bills, fixed income securities with a contractual maturity of one year or less at time of acquisition and other short-term investments, are carried at fair value.

Real estate, included in other investments, is carried at cost less accumulated depreciation.

Investment income primarily consists of interest, dividends, income from limited partnership interests and rental income from real estate.

Interest is recognized on an accrual basis using the effective yield method and dividends are recorded at the ex-dividend date. Interest income for ABS and MBS is determined considering estimated pay-downs, including prepayments, obtained from third-party data sources and internal estimates. Actual prepayment experience is periodically reviewed, and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. For ABS and MBS of high credit quality with fixed interest rates, the effective yield is recalculated on a retrospective basis. For all others, the effective yield is generally recalculated on a prospective basis. Accrual of income is suspended for fixed income securities when the timing and amount of cash flows expected to be received is not probable. Accrual of income is suspended for mortgage loans and bank loans that are in default or when full and timely collection of principal and interest payments is not probable. Accrued income receivable is monitored for recoverability, and when not expected to be collected, is written off within net investment income. Cash receipts for investments on nonaccrual status are generally recorded as a reduction of amortized cost.

Income from limited partnership interests carried at fair value is recognized based upon the changes in

fair value of the investee's equity primarily determined using NAV. Income from EMA limited partnership interests is recognized based on the Company's share of the partnerships' earnings. Income from EMA limited partnership interests is generally recognized on a three month delay due to the availability of the related financial statements from investees.

Net gains and losses on investments and derivatives include gains and losses on investment sales, changes in the credit loss allowances related to fixed income securities, mortgage loans and bank loans, impairments, valuation changes of equity investments, including equity securities and certain limited partnerships where the underlying assets are predominately public equity securities, and periodic changes in fair value and settlements of certain derivatives, including hedge ineffectiveness. Net gains and losses on sales of investments and derivatives are determined on a specific identification basis and are net of credit losses already recognized through an allowance.

Derivative and embedded derivative financial instruments

Derivative financial instruments include interest rate swaps, credit default swaps, futures (interest rate and equity), options (including swaptions), warrants and stock rights, foreign currency forwards and total return swaps.

All derivatives are accounted for on a fair value basis and reported as other investments, other assets and other liabilities and accrued expenses. Embedded derivative instruments subject to bifurcation are also accounted for on a fair value basis and are reported together with the host contract. Cash flows from other derivatives are reported in cash flows from investing activities within the Consolidated Statements of Cash Flows.

The income statement impacts for derivatives, including fair value gains and losses and accrued periodic settlements, are reported either in net gains and losses on investments and derivatives or in a single line item together with the results of the associated asset or liability for which risks are being managed.

Securities loaned

The Company's business activities include securities lending transactions, which are used primarily to generate net investment income. The proceeds received in conjunction with securities lending transactions can be reinvested in short-term investments or fixed income securities. These transactions are short-term in nature, usually 30 days or less.

The Company receives cash collateral for securities loaned in an amount generally equal to 102% and 105% of the fair value of domestic and foreign securities, respectively, and records the related obligations to return the collateral in other liabilities and accrued expenses. The carrying value of these obligations approximates fair value because of their relatively short-term nature. The Company monitors the market value of securities loaned on a daily basis and obtains additional collateral as necessary under the terms of the agreements to mitigate counterparty credit risk. The Company maintains the right and ability to repossess the securities loaned on short notice.

Recognition of premium revenues and related benefits

Property and casualty insurance premiums include premiums from personal lines policies, protection plans, vehicle service contracts and insurance products and roadside assistance.

Personal lines insurance premiums are deferred and earned on a pro-rata basis over the terms of the policies, typically periods of six or twelve months.

Revenues related to protection plans, vehicle service contracts and insurance products and roadside assistance are deferred and earned over the term of the contract in a manner that recognizes revenue as obligations under the contracts are fulfilled. Revenues from these products are classified as premiums as the products are backed by insurance. Premiums from protection plans, vehicle service contracts and insurance products are recognized using a cost-based incurrence method over the term of the contracts, which is generally one to five years.

The portion of premiums written applicable to the unexpired terms of the policies is recorded as unearned premiums.

Unearned premiums

($ in millions)	December 31, 2025	December 31, 2024
Allstate Protection	$ 23,464	$ 21,508
Protection Services	5,605	5,385
Allstate Health and Benefits	—	2
All other	11	14
Total	**$ 29,080**	**$ 26,909**

For the years ended December 31, 2025 and 2024, the Company recognized $1.97 billion and $1.84 billion of property and casualty insurance premiums for Protection Services, respectively, that were included in the unearned premium balance as of December 31, 2024 and 2023, respectively. The Company expects to recognize approximately $2.06 billion, $1.52 billion and $2.03 billion of the December 31, 2025 unearned premium balance for Protection Services in 2026, 2027 and thereafter, respectively.

Accident and health insurance premiums include premiums from accident and health insurance products that are primarily expected to remain in force for an extended period and are classified as long-duration contracts. Premiums from these products are recognized as revenue when due from policyholders, net of any credit loss allowance for uncollectible premiums. Benefits are reflected in accident, health and other policy benefits and recognized as incurred.

Premium installment receivables represent premiums written and not yet collected, net of the

credit loss allowance for uncollectible premiums. These receivables are primarily outstanding for one year or less. The Company utilizes historical internal data including aging analyses to estimate allowances under current business conditions and for the forecast period. The Company regularly evaluates and updates the data and adjusts its allowance as appropriate.

Rollforward of credit loss allowance for premium installment receivables

($ in millions)	For the years ended December 31, 2025	For the years ended December 31, 2024
Beginning balance	$ (187)	$ (138)
Increase in the provision for credit losses	(487)	(414)
Write-off of uncollectible premium installment receivable amounts	485	365
Ending balance	**$ (189)**	**$ (187)**

Other revenue

Other revenue represents fees collected from policyholders relating to premium installment payments, fees for servicing assigned risk business collected from other insurance carriers, commissions on sales of non-proprietary products, sales of identity protection services, fee-based services and other revenue transactions. Other revenue is recognized when performance obligations are fulfilled.

The Company collects service fees in the form of commissions by selling accident and health policies issued by third-party insurance companies and recognizes commission revenues equal to the estimated lifetime value of the revenues at the time when the policy is sold, net of an allowance for estimated policy cancellations, as no further performance obligations exist. The allowance for estimated third-party cancellations is periodically evaluated and adjusted as necessary.

Deferred policy acquisition costs

For personal lines, deferred policy acquisition costs ("DAC") are related directly to the successful acquisition of new or renewal insurance contracts and are deferred and recognized as an expense over the life of the related contracts. These costs are principally agent, employee and broker remuneration, and premium taxes. DAC is amortized into income as premiums are earned pro rata over the period of the policy and is periodically reviewed for recoverability and adjusted if necessary. Future investment income is considered in determining the recoverability of DAC.

For protection plans and vehicle service contracts, DAC is directly related to costs to obtain customer contracts when they are incremental and directly attributable to securing the contract. These costs include sales commissions and other direct incentives. DAC is amortized systematically over the expected benefit period, consistent with the pattern of service delivery and is periodically reviewed for recoverability. If the expected future economic benefits associated with the related contracts are no longer sufficient to recover the carrying amount, the asset is impaired and written down to its recoverable amount.

DAC amortization is included in amortization of deferred policy acquisition costs on the Consolidated

Statements of Operations. All other acquisition costs are expensed as incurred and included in operating costs and expenses.

Rollforward of deferred policy acquisition costs

	For the years ended December 31,		
($ in millions)	2025	2024	2023
Beginning balance	$ 5,773	$ 5,940	$ 5,442
Acquisition costs deferred	8,784	8,393	7,776
Amortization charged to income	(8,384)	(8,022)	(7,246)
Experience adjustment	(5)	(17)	(32)
Reclassified to assets held for sale [1]	(5)	(521)	—
Ending balance	**$ 6,163**	**$ 5,773**	**$ 5,940**
Allstate Protection	$ 2,803	$ 2,548	$ 2,378
Protection Services	3,274	3,161	3,022
Allstate Health and Benefits	—	1	497
All other	86	63	43
Total	**$ 6,163**	**$ 5,773**	**$ 5,940**

[1] Sold on April 1, 2025 as part of the employer voluntary benefits disposition.

Reinsurance and indemnification

Reinsurance In the normal course of business, the Company seeks to limit aggregate and single exposure to losses on large risks by purchasing reinsurance. The Company has also used reinsurance to affect the disposition of certain blocks of business. Reinsurance does not extinguish the Company's primary liability under the policies written. Therefore, in addition to establishing allowances as appropriate after evaluating reinsurers' activities related to claims settlement practices and commutations, the Company evaluates reinsurer counterparty credit risk and records reinsurance recoverables net of credit loss allowances. The Company assesses counterparty credit risk for individual reinsurers separately when more relevant or on a pooled basis when shared risk characteristics exist. The evaluation considers the credit quality of the reinsurer and the period over which the recoverable balances are expected to be collected. The Company considers factors including past events, current conditions and reasonable and supportable forecasts in the development of the estimate of credit loss allowances.

Allowances for reinsurance recoverables are established primarily through risk-based evaluations.

The recoverable evaluation considers the credit rating of the reinsurer, the period over which the reinsurance recoverable balances are expected to be recovered and other relevant factors including historical experience of reinsurer failures. Reinsurers in liquidation or in default status are evaluated individually using the Company's historical liquidation recovery assumptions and any other relevant information available including the most recent public information related to the financial condition or liquidation status of the reinsurer.

The Company monitors the credit ratings of reinsurer counterparties and evaluates the circumstances surrounding credit rating changes as inputs into its credit loss assessments. Uncollectible reinsurance recoverable balances are written off against the allowances when there is no reasonable expectation of recovery.

The changes in the allowances are reported in property and casualty insurance claims and claims expense.

Indemnification The Company also participates in various indemnification programs, including industry pools and facilities, which are reimbursement mechanisms that assess participating insurers for expected insured claims, reimburse participating insurers for qualifying paid claims and permit participating insurers to recoup amounts assessed directly from insureds. Indemnification recoverables are backed by the financial resources of the property and casualty insurance company market participants.

The design and function of these indemnification programs does not result in the retention of insurance or reinsurance risk by the indemnitee. Based on the Company's evaluation of these programs on an individual basis, the establishment of credit loss allowances is not warranted at this time. The Company has not experienced any historical credit losses related to its indemnification programs. The Company continues to monitor these programs to determine whether any changes from historical experience have emerged or are expected to emerge or whether there have been any changes in the design or administration of the programs that would require establishment of credit loss allowances.

Revenue recognition The amounts reported as reinsurance and indemnification recoverables include amounts paid and due from reinsurers and indemnitors as well as estimates of amounts expected to be recovered from reinsurers and indemnitors on insurance liabilities that have been incurred but not yet paid. Reinsurance and indemnification recoverables on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying contract. Reinsurance and indemnification premiums are generally reflected in income in a manner consistent with the recognition of premiums on the associated contracts. For catastrophe coverage, the cost of reinsurance premiums is recognized ratably over the contract period to the extent coverage remains available.

Held for sale

A business is classified as held for sale when management having the authority to approve the action commits to a plan to sell the business, the sale is probable to occur during the next 12 months at a price that is reasonable in relation to its current fair value and certain other criteria are met. A business classified as held for sale is recorded at the lower of its carrying amount or estimated fair value less cost to sell. When the proceeds expected to be received from the sale exceed the carrying amount of the business, a gain is recognized when the sale closes.

Assets and liabilities related to a business classified as held for sale are segregated in the Consolidated Statements of Financial Position in the period in which the business is classified as held for sale.

Goodwill

Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired, less any impairment of goodwill recognized.

Goodwill is recognized when acquired and allocated to reporting units based on which unit is expected to benefit from the synergies of the business combination. Goodwill is not amortized but is tested for impairment at least annually. The Company performs its annual goodwill impairment testing during the fourth quarter of each year based upon data as of the close of the third quarter. Goodwill impairment is measured and recognized as the amount by which a reporting unit's carrying value, including goodwill, exceeds its fair value, not to exceed the carrying amount of goodwill allocated to the reporting unit. The Company also reviews goodwill for impairment whenever events or changes in circumstances, such as deteriorating or adverse market conditions, indicate that it is more likely than not that the carrying amount of the reporting unit including goodwill may exceed the fair value of the reporting unit. The goodwill impairment analysis is performed at the reporting unit level.

As of December 31, 2025, the Company tests goodwill at its reporting units, Allstate Protection, Protection Services and Individual Health.

Goodwill by reporting unit

	December 31,	
($ in millions)	2025	2024
Allstate Protection	$ 1,563	$ 1,563
Protection Services	1,511	1,511
Allstate Health and Benefits and Individual Health [1]	44	171
Total	**$ 3,118**	**$ 3,245**

[1] Employer voluntary benefits and group health businesses comprising Allstate Health and Benefits were sold in 2025.

In conjunction with the dispositions of the employer voluntary benefits ("EVB") and group health businesses, goodwill that was previously included in the Health and Benefits reporting unit was reallocated to EVB and group health businesses disposed of during 2025 and the retained individual health non-reportable segment using a relative fair value approach. Goodwill impairment tests were performed for the Individual Health reporting unit throughout 2025, which did not result in an impairment.

As of December 31, 2025 and 2024, the fair value of the Company's goodwill reporting units exceeded their carrying values.

Intangible assets

Intangible assets (reported in other assets) consist of capitalized costs primarily related to acquired distribution and customer relationships, trade names and licenses, technology and other assets. The estimated useful lives of distribution, customer relationships and technology and other intangible assets are generally 5 years, 10 years, and 3 years, respectively. Intangible assets are carried at cost less accumulated amortization.

Intangible assets by type

	December 31,	
($ in millions)	2025	2024
Distribution and customer relationships	$ 214	$ 367
Trade names and licenses [1]	126	145
Technology and other	218	242
Total	**$ 558**	**$ 754**

[1] Includes finite-lived trade names with carrying values of $7 million as of December 31, 2024 that were fully amortized at the end of 2025.

Amortization expense is calculated using an accelerated amortization method. Amortization expense on intangible assets was $231 million, $280 million and $329 million in 2025, 2024 and 2023, respectively.

Amortization expense of intangible assets for the next five years and thereafter		
($ in millions)		
2026	$	172
2027		125
2028		83
2029		38
2030		14
Total amortization	**$**	**432**

Accumulated amortization of intangible assets was $1.83 billion and $1.66 billion as of December 31, 2025 and 2024, respectively.

Trade names and licenses generally are considered to have an indefinite useful life and are reviewed for impairment at least annually or more frequent if circumstances arise that indicate an impairment may have occurred. An impairment is recognized if the carrying amount of the asset exceeds its estimated fair value.

Acquisition earn-out payables

The fair value of contingent consideration arrangements such as earn-out purchase arrangements at the acquisition date, are included in the purchase price consideration. The recorded purchase price for acquisitions includes an estimate of the fair value of liabilities associated with any potential earn-out provisions. Subsequent changes in these earn-out obligations are recorded in the Consolidated Statements of Operations when incurred or reasonably estimated. Estimates of potential earn-out obligations are typically based upon future earnings of the acquired operations or entities, usually for periods up to five years. As of December 31, 2025, the maximum future contingency payments related to acquisitions totaled $28 million.

In addition, the Company provides contingent bonus payments to certain eligible employees of acquired operations or entities based on the same timeframe and future earnings as used in determining the contingent consideration arrangement.

Property and equipment

Property and equipment is carried at cost less accumulated depreciation. Included in property and equipment are capitalized costs related to computer software licenses and software developed for internal use of $349 million and $398 million, net of accumulated depreciation, as of December 31, 2025 and 2024, respectively. These costs generally consist of certain external and payroll related costs. Property and equipment depreciation is calculated using the straight-line method over the estimated useful lives of the assets, generally 3 to 10 years for equipment, 3 to 5 years for computer software licenses and software developed for internal use and 40 years for real property. Depreciation expense is reported in operating costs and expenses.

Accumulated depreciation on property and equipment was $2.34 billion and $2.50 billion as of December 31, 2025 and 2024, respectively.

Depreciation expense on property and equipment was $259 million, $316 million and $343 million in 2025, 2024 and 2023, respectively. The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Income taxes

Income taxes are accounted for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities at the enacted tax rates. A deferred tax asset valuation allowance is established when it is more likely than not such assets will not be realized. The Company recognizes interest expense related to income tax matters in income tax expense and penalties in operating costs and expenses.

Reserve for property and casualty insurance claims and claims expense

The reserve for property and casualty insurance claims and claims expense is the estimate of amounts necessary to settle all reported and unreported incurred claims for the ultimate cost of insured property and casualty losses, based upon the facts of each case and the Company's experience with similar cases. Estimated amounts of salvage and subrogation are deducted from the reserve for claims and claims expense. The establishment of appropriate reserves, including reserves for catastrophe losses, is an inherently uncertain and complex process. Reserve estimates are primarily derived using an actuarial estimation process in which historical loss patterns are applied to actual paid losses and reported losses (paid losses plus individual case reserves established by claim adjusters) for an accident or report year to create an estimate of how losses are likely to develop over time. Development factors are calculated quarterly and periodically throughout the year for data elements such as claims reported and settled, paid losses, and paid losses combined with case reserves.

When the Company experiences changes in the mix or type of claims or changing claim settlement patterns or data, it applies actuarial judgment in the determination and selection of development factors to develop reserve liabilities. The effects of inflation are implicitly considered in the reserving process as a development factor using historic data incorporated as a reasonable estimate of future inflation. The historical development patterns for these data elements are used as the assumptions to calculate reserve estimates, including the reserves for reported and unreported claims; however, when the Company experiences changes, it may lead to historical development trends being less predictive of future loss development, potentially creating additional reserve variability. Also, anticipated changes in severity for sudden one-time cost level shifts, such as tariffs, are considered as part of the reserving process. Reserve estimates are regularly reviewed and updated, using the most current data and information available. Any resulting reestimates are reflected in current results of operations.

Pension and other postretirement remeasurement gains and losses

The Company's policy is to remeasure its pension and postretirement plans on a quarterly basis. Pension and other postretirement gains and losses represent the remeasurement of projected benefit obligations and differences between the expected and actual return on plan assets, which are immediately recognized in earnings and are referred to as pension and other postretirement remeasurement gains and losses on the Consolidated Statements of Operations.

The primary factors contributing to pension and postretirement remeasurement gains and losses are:

- Changes in the discount rate used to value pension and postretirement obligations as of the measurement date
- Differences between the expected and the actual return on plan assets
- Changes in demographic assumptions, including mortality and participant experience
- Changes in lump sum interest rates and cash balance interest crediting rates used to value pension obligations as of the measurement date

Differences in actual experience and changes in other assumptions affect the Company's pension and other postretirement obligations and expenses.

Pension and other postretirement service cost, interest cost, expected return on plan assets and amortization of prior service credits are allocated to the Allstate Protection and Protection Services segments. The pension and other postretirement remeasurement gains and losses are reported in the Corporate segment.

Legal contingencies

The Company reviews its lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis. The Company establishes accruals for such matters at management's best estimate, which may include the low end of a range of loss, when the Company assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company's assessment of whether a loss is reasonably possible or probable is based on its assessment of the ultimate outcome of the matter following all appeals. The Company does not include potential recoveries in its estimates of reasonably possible or probable losses. Legal fees are expensed as incurred.

Equity incentive plans

The Company has equity incentive plans under which it grants nonqualified stock options, restricted stock units and performance stock awards ("equity awards") to certain employees and directors of the Company. The Company measures the fair value of equity awards at the grant date and recognizes the expense over the shorter of the period in which the requisite service is rendered or retirement eligibility is attained. The expense for performance stock awards with no market condition is adjusted each period to reflect the performance factor most likely to be achieved at the end of the performance period. The expense for performance stock awards with a market condition is based on the fair value of the awards at the grant date which incorporates the probability of achieving the market condition. In the event the market condition is not met, any previously recognized expense is not reversed. The Company uses a binomial lattice model to determine the fair value of employee stock options. The Company uses a Monte Carlo simulation model to determine the fair value of performance stock awards with a market condition.

Measurement of credit losses

The Company carries an allowance for expected credit losses for all financial assets measured at amortized cost on the Consolidated Statements of Financial Position. The Company considers past events, current conditions and reasonable and supportable forecasts in estimating an allowance for credit losses. The Company also carries a credit loss allowance for fixed income securities where applicable and, when amortized cost is reported, it is net of credit loss allowances. For additional information, refer to the Investments, Recognition of premium revenues and related benefits or Reinsurance and indemnification topics of this section.

The Company also estimated a credit loss allowance for commitments to fund its line of credit with Adirondack Insurance Exchange ("Adirondack"), mortgage loans and bank loans unless they are unconditionally cancellable by the Company. For further details on Adirondack and mortgage loans and bank loans, see Note 9 and Note 6, respectively.

Allowance for credit losses

($ in millions)	As of December 31,			
	2025		**2024**	
Fixed income securities	$	10	$	17
Mortgage loans		10		12
Bank loans		17		10
Investments		**37**		**39**
Premium installment receivables		189		187
Reinsurance recoverables		54		63
Other assets		15		14
Assets		**295**		**303**
Commitments to fund line of credit, commercial mortgage loans and bank loans		15		—
Liabilities		**15**		**—**
Total	$	**310**	$	**303**

Variable interest entities

A VIE is a legal entity that does not have sufficient equity at risk to finance its activities without additional financial support or is structured such that equity investors lack the ability to make significant decisions relating to the entity's operations through voting rights or do not participate in the gains and losses of the entity. The Company consolidates VIEs in which the Company is deemed the primary beneficiary. The primary beneficiary is the entity that has both (1) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE and (2) the power to direct the activities of the VIE that most significantly affect that entity's economic performance.

Foreign currency translation

The local currency of the Company's foreign subsidiaries is deemed to be the functional currency of the country in which these subsidiaries operate. The financial statements of the Company's foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect at the end of a reporting period for assets and liabilities and at average exchange rates during the period for results of operations.

The unrealized gains and losses from the translation of the net assets are recorded as unrealized foreign currency translation adjustments and included in AOCI. Changes in unrealized foreign currency translation adjustments are included in OCI. Gains and losses from foreign currency transactions are reported in operating costs and expenses and have not been material.

Adopted accounting standards

Accounting for joint ventures Effective January 1, 2025, the Company adopted the new Financial Accounting Standards Board ("FASB") guidance requiring a joint venture to initially measure assets contributed and liabilities assumed at fair value as of the formation date. The adoption had no impact on the Company's Consolidated Statements of Operations and Consolidated Statements of Financial Position.

Income tax disclosures Effective January 1, 2025, the Company prospectively adopted the FASB

guidance enhancing various aspects of income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The impacts of adoption are to the Company's annual disclosures only. See Note 15 for further details.

Pending accounting standards

Disaggregated income statement disclosures In November 2024, the FASB issued guidance requiring disaggregated information about specific expense categories included in certain income statement expense line items. The guidance outlines the specific costs that are required to be disclosed, which include costs such as: employee compensation, depreciation, intangible asset amortization and selling costs. It also requires qualitative descriptions of the amounts remaining in the relevant income statement captions that are not separately disaggregated quantitatively in the notes to the financial statements and the Company's definition of selling expenses.

The new guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The standard is effective on a prospective basis, with the option for retrospective application. The guidance affects disclosures only.

Credit losses In July 2025, the FASB issued guidance providing a practical expedient for estimating credit losses on current accounts receivable and contract assets arising from revenue transactions under ASC 606. The update now allows entities to assume current conditions remain unchanged for the asset's remaining life when estimating expected credit losses, simplifying the estimation process.

The new guidance is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company does not expect the impact of this standard to be material to its financial statements and disclosures.

Internal-use software In September 2025, the FASB issued guidance which updates the accounting for internal-use software by replacing the stage-based model with a principles-based approach. The new guidance requires capitalization once management commits to funding and it is probable the software will be completed and used as intended (probable-to-complete recognition threshold). The standard also clarifies that costs cannot be capitalized when significant development uncertainty exists, such as unresolved technological innovations or unclear performance requirements. In addition, website development costs are now included under the same guidance.

The new guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The standard may be adopted prospectively, retrospectively, or using a modified transition approach. The Company is currently evaluating the impact of this standard on its financial statements and disclosures.

Codification Improvements In December 2025, the FASB issued guidance introducing targeted amendments and clarifications across multiple areas. Key changes include updates to diluted earnings per share calculations when losses occur from continuing operations and there are potentially dilutive instruments, clarified guidance for treasury stock retirement methods, refinements to accounting for beneficial interests and related interest income and expanded eligibility for the proportional amortization method to all income tax credit investments. The guidance also clarifies the treatment of receivable transfers under ASC 860 and excludes certain lease receivables from enhanced credit loss disclosures.

The new guidance is effective for annual reporting periods beginning after December 15, 2026, including interim periods within those annual periods. Early adoption is permitted, and transition methods vary by topic. The Company is currently evaluating the impact of this standard on its financial statements and disclosures.

Note 3 Earnings per Common Share

Basic earnings per common share is computed using the weighted average number of common shares outstanding, including vested unissued participating restricted stock units. Diluted earnings per common share is computed using the weighted average number of common and dilutive potential common shares outstanding.

For the Company, dilutive potential common shares consist of outstanding stock options, unvested non-participating restricted stock units and contingently issuable performance stock awards. The effect of dilutive potential common shares does not include share-based awards with an anti-dilutive effect on earnings per common share, primarily options, where exercise prices exceed the average market price of Allstate common shares during the period or for which the unrecognized compensation cost would have an anti-dilutive effect.

Computation of basic and diluted earnings per common share

(In millions, except per share data)	For the years ended December 31, 2025	2024	2023
Numerator:			
Net income (loss)	$ 10,266	$ 4,599	$ (213)
Less: Net loss attributable to noncontrolling interest	(16)	(68)	(25)
Net income (loss) attributable to Allstate	10,282	4,667	(188)
Less: Preferred stock dividends	117	117	128
Net income (loss) applicable to common shareholders	**$ 10,165**	**$ 4,550**	**$ (316)**
Denominator:			
Weighted average common shares outstanding	263.6	264.3	262.5
Effect of dilutive potential common shares [(1)]:			
Stock options	2.4	2.6	—
Restricted stock units (non-participating) and performance stock awards	1.1	0.9	—
Weighted average common and dilutive potential common shares outstanding	**267.1**	**267.8**	**262.5**
Net income (loss) applicable to common shareholders per common share - Basic	$ 38.56	$ 17.22	$ (1.20)
Net income (loss) applicable to common shareholders per common share - Diluted [(1)]	$ 38.06	$ 16.99	$ (1.20)
Anti-dilutive options excluded from diluted earnings per common share	0.4	0.5	3.0
Weighted average dilutive potential common shares excluded due to net loss applicable to common shareholders [(1)]	—	—	2.2

(1) As a result of the net loss reported for the year ended December 31, 2023, weighted average shares for basic earnings per share is also used for calculating diluted earnings per share because all dilutive potential common shares are anti-dilutive and are therefore excluded from the calculation.

Note 4 Dispositions

Employer voluntary benefits ("EVB") business disposition On April 1, 2025, the Company closed the sale of American Heritage Life Insurance Company and American Heritage Service Company, comprising the Company's employer voluntary benefits business for $1.9 billion in cash, net of purchase price adjustments. The Company recorded a gain on the sale of $888 million or $641 million, after-tax for the year ended December 31, 2025.

The EVB business generated $243 million of premiums and contract charges and $22 million of adjusted net income for the three months ended March 31, 2025.

Major classes of assets and liabilities disposed of in EVB transaction

($ in millions)		April 1, 2025		December 31, 2024
Assets				
Investments				
Fixed income securities, at fair value (amortized cost, net $1,765 and $1,809)	$	1,676	$	1,699
Short-term, at fair value (amortized cost $64 and 85)		64		85
Other investments, net		116		122
Total investments		**1,856**		**1,906**
Cash		29		—
Deferred policy acquisition costs		525		521
Reinsurance recoverables, net		117		111
Other assets [1]		523		554
Total assets	$	**3,050**	$	**3,092**
Liabilities				
Reserve for future policy benefits	$	1,096	$	1,085
Contractholder funds		882		890
Other liabilities and accrued expenses		124		138
Total liabilities	$	**2,102**	$	**2,113**

[1] Included $249 million of goodwill at April 1, 2025.

Shareholders' equity included $51 million of accumulated other comprehensive losses related to assets and liabilities disposed of on April 1, 2025.

Group health business disposition On July 1, 2025, the Company closed the sale of Direct General Life Insurance Company, NSM Sales Corporation and The Association Benefits Solution, LLC, comprising the Company's group health business for $1.23 billion in cash, net of purchase price adjustments. The Company recorded a gain on the sale of $715 million or $499 million, after-tax for the year ended December 31, 2025.

The group health business generated $247 million of premiums and contract charges and $21 million of adjusted net income for the six months ended June 30, 2025.

Major classes of assets and liabilities disposed of in group health business transaction

($ in millions)		July 1, 2025
Assets		
Investments		
Fixed income securities, at fair value (amortized cost, net $142)	$	143
Short-term, at fair value (amortized cost $177)		177
Total investments		**320**
Cash		88
Deferred policy acquisition costs		1
Other assets [1]		310
Total assets	$	**719**
Liabilities		
Other liabilities and accrued expenses	$	9
Total liabilities	$	**9**

[1] Included $152 million of goodwill at July 1, 2025.

In addition, reserves for future policy benefits of $200 million were reinsured to Nationwide Life Insurance Company with a corresponding reinsurance recoverable established on July 1, 2025.

In connection with these sales, the Company is providing transition services for 24 months from the respective dates of closing.

Note 5   Reportable Segments

The Company's Chief Executive Officer is the chief operating decision maker ("CODM"). The CODM reviews financial performance and makes decisions about the allocation of resources for the four reportable segments: Allstate Protection, Run-off Property-Liability, Protection Services and Corporate. The CODM considers each segment profit measure when making decisions regarding the allocation of resources to the segments.

Allstate Protection and Run-off Property-Liability segments comprise Property-Liability. The Company does not allocate investment income, net gains and losses on investments and derivatives, or assets to the Allstate Protection and Run-off Property-Liability segments. Management reviews assets at the Property-Liability, Protection Services and Corporate levels for decision-making purposes. These segments are described below and align with the Company's key product and service offerings.

The accounting policies of the reportable segments are the same as those described in Note 2. The effects of inter-segment transactions are eliminated in the consolidated results. For segment results, services provided by Protection Services to Allstate Protection are not eliminated as management considers those transactions in assessing the results of the respective segments.

The dispositions of the EVB and group health businesses did not qualify for discontinued operations. The Allstate Health and Benefits segment is no longer a reportable segment, with results of this segment recast to reflect only the results of the EVB and group health businesses. The retained individual health business, previously included in the Allstate Health and Benefits segment, is a non-reportable segment with results included in all other for all periods presented.

Allstate Protection principally offers private passenger auto, homeowners and other property insurance in the United States and Canada, with earned premiums accounting for 85.2% of Allstate's 2025 consolidated revenues. Allstate Protection primarily operates in the U.S. (all 50 states and the District of Columbia ("D.C.")) and Canada. For 2025, the top geographic locations for statutory direct premiums for the Allstate Protection segment were Texas, California, Florida and New York. No other jurisdiction accounted for more than 5% of statutory direct premiums for Allstate Protection. Revenues from external customers generated outside the United States were $2.20 billion, $2.14 billion and $2.06 billion in 2025, 2024 and 2023, respectively.

Run-off Property-Liability includes results from property and casualty insurance coverage that primarily relates to policies written from the 1960s through the mid-1980s. Our exposure to asbestos, environmental and other run-off lines claims arises principally from direct excess commercial insurance, assumed reinsurance coverage, direct primary commercial insurance and other businesses in run-off.

Protection Services comprises Protection Plans, Roadside, Dealer Services, Identity Protection and Arity. Protection Services offers consumer product protection plans, automotive protection and insurance products (including vehicle service contracts, guaranteed asset protection, road hazard tire and wheel and paintless dent repair protection), roadside assistance, mobility intelligence services and analytic solutions using automotive telematics information and identity theft protection and remediation services. Protection Services primarily operates in the U.S. and Canada, with Protection Plans also offering services in Europe and Asia. Revenues from external customers generated outside the United States were $630 million, $472 million and $346 million in 2025, 2024 and 2023, respectively.

Corporate comprises holding company activities and certain non-insurance operations, including expenses associated with strategic initiatives.

Measuring segment profit or loss

The measure of segment profit or loss used in evaluating performance is underwriting income for the Allstate Protection and Run-off Property-Liability segments and adjusted net income for the Protection Services and Corporate segments and Allstate Health and Benefits when a reportable segment.

Underwriting income (loss) is calculated as premiums earned and other revenue, less claims and claims expenses, amortization of DAC, operating costs and expenses, amortization or impairment of purchased intangibles and restructuring and related charges as determined using GAAP.

Adjusted net income (loss) is net income (loss) applicable to common shareholders, excluding:

* Net gains and losses on investments and derivatives
* Pension and other postretirement remeasurement gains and losses
* Amortization or impairment of purchased intangibles
* Gain or loss on disposition
* Adjustments for other significant non-recurring, infrequent or unusual items, when (a) the nature of the charge or gain is such that it is reasonably unlikely to recur within two years, or (b) there has been no similar charge or gain within the prior two years
* Income tax expense or benefit on reconciling items

A reconciliation of these measures to net income (loss) applicable to common shareholders is provided below.

Reportable segments financial performance

($ in millions)	For the years ended December 31,		
	2025	**2024**	**2023**
Underwriting income (loss) by segment			
Allstate Protection	$ 8,694	$ 3,153	$ (2,090)
Run-off Property-Liability	(154)	(73)	(94)
Adjusted net income (loss) by segment, after-tax			
Protection Services	218	217	106
Allstate Health and Benefits	43	156	195
Corporate	(362)	(426)	(415)
Reconciliation of segment performance measures to net income (loss) applicable to common shareholders			
Allstate Protection and Run-off Property-Liability net investment income	3,157	2,810	2,218
Net gains (losses) on investments and derivatives	(168)	(225)	(300)
Pension and other postretirement remeasurement gains (losses)	35	37	(9)
Amortization of purchased intangibles [1]	(48)	(74)	(94)
Gain on disposition	1,616	16	4
All other [2]	3	30	47
Non-recurring costs [3]	—	—	(90)
Income tax (expense) benefit on Allstate Protection and Run-off Property-Liability and reconciling items [4]	(2,884)	(1,138)	182
Total reconciling items	**1,711**	**1,456**	**1,958**
Less: Net loss attributable to noncontrolling interest [5]	(15)	(67)	(24)
Net income (loss) applicable to common shareholders	**$ 10,165**	**$ 4,550**	**$ (316)**

[1] Excludes amortization of purchased intangibles in Allstate Protection, which is already included above in underwriting income.

[2] Includes results of the individual health business, which was previously included within the Allstate Health and Benefits segment. Prior period results were recast to reflect the historical results of the individual health business.

[3] Relates to settlement costs for non-recurring litigation that is outside of the ordinary course of business.

[4] The tax computation of the reporting segments and income tax benefit (expense) on reconciling items to net income (loss) are computed discretely based on the tax law of the jurisdictions applicable to the reporting entities.

[5] Reflects net loss attributable to noncontrolling interest in Allstate Protection.

Reportable segments revenue information

($ in millions)	For the years ended December 31,		
	2025	2024	2023
Allstate Protection			
Insurance premiums			
Auto	$ 38,090	$ 36,475	$ 32,940
Homeowners	15,363	13,360	11,739
Other personal lines	3,134	2,823	2,387
Commercial lines	419	609	811
Other business lines	676	599	550
Total Allstate Protection insurance premiums	57,682	53,866	48,427
Other revenue	2,051	1,895	1,545
Total Allstate Protection	**59,733**	**55,761**	**49,972**
Run-off Property-Liability	—	—	—
Protection Services			
Protection plans	2,159	1,869	1,540
Roadside assistance	160	150	195
Protection and insurance products	502	503	508
Intersegment premiums and service fees [1]	137	180	138
Other revenue	489	441	319
Net investment income	99	94	73
Net gains (losses) on investments and derivatives	4	(14)	—
Total Protection Services	**3,550**	**3,223**	**2,773**
Allstate Health and Benefits			
Employer voluntary benefits	243	985	1,001
Group health	247	481	440
Other revenue	163	327	296
Net investment income	24	94	78
Net gains (losses) on investments and derivatives	(1)	(4)	5
Total Allstate Health and Benefits	**676**	**1,883**	**1,820**
Corporate			
Other revenue	81	72	89
Net investment income	160	88	105
Net gains (losses) on investments and derivatives	67	22	(11)
Total Corporate	**308**	**182**	**183**
Reconciliation of revenue			
Allstate Protection and Run-off Property-Liability net investment income	3,157	2,810	2,218
Allstate Protection and Run-off Property-Liability net gains (losses) on investments and derivatives	(237)	(228)	(292)
All other	635	655	558
Intersegment eliminations [1]	(137)	(180)	(138)
Consolidated revenues	**$ 67,685**	**$ 64,106**	**$ 57,094**

[1] Intersegment insurance premiums and service fees are primarily related to Arity and Roadside and are eliminated in the consolidated financial statements.

Reportable segments expense information used in measure for segment profit or loss

($ in millions)	For the years ended December 31,		
	2025	2024	2023
Allstate Protection			
Claims and claims expense excluding catastrophe losses and prior year reserve reestimates [1]	$ 33,628	$ 34,092	$ 34,243
Catastrophe losses	4,959	4,964	5,636
Non-catastrophe prior year reserve reestimates	(1,961)	(6)	485
Amortization of DAC	7,003	6,676	6,070
Advertising expense	2,100	1,863	638
Amortization of purchased intangibles	183	206	235
Restructuring and related charges	54	51	142
Other segment expenses [2]	5,073	4,762	4,613
Total	51,039	52,608	52,062
Run-off Property-Liability			
Claims and claims expense prior year reserve reestimates [3]	151	68	89
Other segment expenses [2]	3	5	5
Total	154	73	94
Protection Services			
Claims and claims expense	699	641	632
Amortization of DAC	1,328	1,217	1,058
Non-deferrable commissions	447	343	249
Restructuring and related charges	4	2	6
Other segment expenses [2]	786	747	640
Income taxes on operations	65	71	83
Total	3,329	3,021	2,668
Allstate Health and Benefits			
Accident, health and other policy benefits	379	991	888
Amortization of DAC	30	119	124
Restructuring and related charges	—	2	6
Other segment expenses [2]	213	577	549
Income taxes on operations	12	42	53
Total	634	1,731	1,620
Corporate			
Interest expense	399	400	379
Restructuring and related charges	1	5	13
Other segment expenses [2]	160	163	185
Income taxes on operations	(74)	(99)	(99)
Preferred stock dividends	117	117	128
Total	$ 603	$ 586	$ 606

[1] Includes Allstate Protection incurred loss adjustment expenses, net of reinsurance of $2.98 billion, $2.89 billion and $2.79 billion for the years ended December 31, 2025, 2024 and 2023, respectively.

[2] Includes employee-related costs, professional services, technology and certain other operating costs and expenses.

[3] Includes Run-off Property-Liability incurred loss adjustment expenses, net of reinsurance of $28 million, $9 million and $10 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Additional significant financial performance data

($ in millions)	For the years ended December 31,					
		2025		2024		2023
Amortization of DAC						
Allstate Protection	$	7,003	$	6,676	$	6,070
Protection Services		1,328		1,217		1,058
Allstate Health and Benefits		30		119		124
All other		28		27		26
Consolidated	$	8,389	$	8,039	$	7,278
Amortization of purchased intangibles						
Allstate Protection	$	183	$	206	$	235
Protection Services		36		47		62
Allstate Health and Benefits		1		10		12
All other	$	11		17		20
Consolidated	$	231	$	280	$	329
Income tax expense (benefit)						
Allstate Protection and Run-off Property-Liability	$	2,407	$	1,144	$	(136)
Protection Services		57		56		66
Allstate Health and Benefits [1]		474		40		53
Corporate		(49)		(83)		(122)
All other		1		5		4
Consolidated	$	2,890	$	1,162	$	(135)

[1] Includes income tax expense on the gain on sale of the EVB and group health businesses.

Capital expenditures for long-lived assets are generally made at the Property-Liability level as the Company does not allocate assets to the Allstate Protection and Run-off Property-Liability segments. A portion of these long-lived assets are used by entities included in the Protection Services, Corporate and until July 1, 2025, Allstate Health and Benefits segments and accordingly, are charged to these segments in proportion to their use.

Reportable segment total assets, investments and deferred policy acquisition costs

($ in millions)	As of December 31,			
		2025		2024
Assets				
Allstate Protection and Run-off Property-Liability	$	102,801	$	96,988
Protection Services		8,372		7,540
Allstate Health and Benefits		—		3,714
Corporate		7,610		2,727
All other		975		648
Consolidated	$	119,758	$	111,617
Investments [1]				
Allstate Protection and Run-off Property-Liability	$	73,222	$	67,671
Protection Services		2,312		2,228
Allstate Health and Benefits [2]		—		219
Corporate		7,503		2,332
All other		200		160
Consolidated	$	83,237	$	72,610
Deferred policy acquisition costs				
Allstate Protection	$	2,803	$	2,548
Protection Services		3,274		3,161
Allstate Health and Benefits [2]		—		1
All other		86		63
Consolidated	$	6,163	$	5,773

[1] The balances reflect the elimination of related party investments between segments.

[2] As of December 31, 2024, $1.91 billion of investments and $521 million of deferred policy acquisition costs were classified as held for sale and not included in the table above.

Note 6   Investments

Portfolio composition

($ in millions)	As of December 31, 2025	As of December 31, 2024
Fixed income securities, at fair value	$ 59,115	$ 52,747
Equity securities, at fair value	8,398	4,463
Mortgage loans, net	879	784
Limited partnership interests	8,844	9,255
Short-term investments, at fair value	4,887	4,537
Other investments, net	1,114	824
Total	**$ 83,237**	**$ 72,610**

Amortized cost, gross unrealized gains (losses) and fair value for fixed income securities

($ in millions)	Amortized cost, net	Gross unrealized Gains	Gross unrealized Losses	Fair value
December 31, 2025				
U.S. government and agencies	$ 18,165	$ 43	$ (75)	$ 18,133
Municipal	5,617	87	(61)	5,643
Corporate	30,050	585	(234)	30,401
Foreign government	1,464	13	(17)	1,460
ABS	1,348	8	(4)	1,352
MBS	2,086	41	(1)	2,126
Total fixed income securities	**$ 58,730**	**$ 777**	**$ (392)**	**$ 59,115**
December 31, 2024				
U.S. government and agencies	$ 11,423	$ 15	$ (330)	$ 11,108
Municipal	8,985	33	(176)	8,842
Corporate	30,630	272	(710)	30,192
Foreign government	1,352	22	(10)	1,364
ABS	1,130	19	(4)	1,145
MBS	96	—	—	96
Total fixed income securities	**$ 53,616**	**$ 361**	**$ (1,230)**	**$ 52,747**

Scheduled maturities for fixed income securities

($ in millions)	As of December 31, 2025 Amortized cost, net	As of December 31, 2025 Fair value	As of December 31, 2024 Amortized cost, net	As of December 31, 2024 Fair value
Due in one year or less	$ 1,464	$ 1,460	$ 1,544	$ 1,531
Due after one year through five years	22,582	22,706	22,889	22,595
Due after five years through ten years	21,538	21,780	17,431	17,130
Due after ten years	9,712	9,691	10,526	10,250
	55,296	55,637	52,390	51,506
ABS and MBS	3,434	3,478	1,226	1,241
Total	**$ 58,730**	**$ 59,115**	**$ 53,616**	**$ 52,747**

Actual maturities may differ from those scheduled as a result of calls and make-whole payments by the issuers. ABS and MBS are shown separately because of potential prepayment of principal prior to contractual maturity dates.

Net investment income

($ in millions)	For the years ended December 31,		
	2025	2024	2023
Fixed income securities	$ 2,509	$ 2,298	$ 1,761
Equity securities	99	77	75
Mortgage loans	41	36	35
Limited partnership interests	634	600	499
Short-term investments	345	290	253
Other investments	119	106	169
Investment income, before expense	**3,747**	**3,407**	**2,792**
Investment expense	(298)	(315)	(314)
Net investment income	**$ 3,449**	**$ 3,092**	**$ 2,478**

Net gains (losses) on investments and derivatives by asset type

($ in millions)	For the years ended December 31,		
	2025	2024	2023
Fixed income securities	$ (215)	$ (200)	$ (540)
Equity securities	257	82	282
Mortgage loans	(2)	(1)	(4)
Limited partnership interests	(18)	(9)	4
Derivatives	(76)	(14)	(84)
Other investments	(47)	40	42
Other [1]	(67)	(123)	—
Net gains (losses) on investments and derivatives	**$ (168)**	**$ (225)**	**$ (300)**

[1] 2025 is related to losses recorded for variable interests in Adirondack Insurance Exchange ("Adirondack") and New Jersey Skylands Insurance Association ("Skylands") (together "Reciprocal Exchanges"). 2024 is related to losses for the carrying value of the surplus notes issued by the Reciprocal Exchanges. See Note 9 for further detail.

Net gains (losses) on investments and derivatives by transaction type

($ in millions)	For the years ended December 31,		
	2025	2024	2023
Sales	$ (253)	$ (160)	$ (433)
Credit losses	(110)	(146)	(99)
Valuation change of equity investments [1]	271	95	316
Valuation change and settlements of derivatives	(76)	(14)	(84)
Net gains (losses) on investments and derivatives	**$ (168)**	**$ (225)**	**$ (300)**

[1] Includes valuation changes of equity securities and certain limited partnership interests where the underlying assets are predominately public equity securities.

Gross realized gains (losses) on sales of fixed income securities

($ in millions)	For the years ended December 31,		
	2025	2024	2023
Gross realized gains	$ 450	$ 340	$ 115
Gross realized losses	(660)	(537)	(633)

Net appreciation (decline) recognized in net income for assets that are still held

($ in millions)	For the years ended December 31,		
	2025	2024	2023
Equity securities	$ 221	$ 37	$ 151
Limited partnership interests carried at fair value	3	76	85
Total	**$ 224**	**$ 113**	**$ 236**

Credit losses recognized in net income

($ in millions)	For the years ended December 31,		
	2025	2024	2023
Fixed income securities:			
Municipal	$ —	$ (2)	$ —
Corporate	(4)	(1)	(24)
ABS	(1)	—	2
Total fixed income securities	**(5)**	**(3)**	**(22)**
Mortgage loans	(2)	(1)	(4)
Limited partnership interests	(12)	(24)	(25)
Other investments			
Bank loans	(12)	6	(18)
Real estate	(12)	(2)	(29)
Other assets	(52)	(123)	—
Commitments to fund line of credit, commercial mortgage loans and bank loans	(15)	1	(1)
Total	**$ (110)**	**$ (146)**	**$ (99)**

Unrealized net capital gains and losses included in AOCI

($ in millions) December 31, 2025	Fair value	Gross unrealized		Unrealized net gains (losses)
		Gains	Losses	
Fixed income securities	$ 59,115	$ 777	$ (392)	$ 385
Short-term investments	4,887	—	(1)	(1)
Derivative instruments [1]	—	—	(2)	(2)
Unrealized net capital gains and losses, pre-tax				**382**
Reclassification of noncontrolling interest				—
Deferred income taxes				(85)
Unrealized net capital gains and losses, after-tax				**$ 297**
December 31, 2024				
Fixed income securities	$ 52,747	$ 361	$ (1,230)	$ (869)
Short-term investments	4,537	—	(2)	(2)
Derivative instruments [1]	—	—	(2)	(2)
Investments classified as held for sale				(110)
Unrealized net capital gains and losses, pre-tax				**(983)**
Reclassification of noncontrolling interest				3
Deferred income taxes				209
Unrealized net capital gains and losses, after-tax				**$ (771)**

[1] Includes the effective portion of losses on terminated cash flow hedges.

Change in unrealized net capital gains (losses)

($ in millions)	For the years ended December 31,		
	2025	2024	2023
Fixed income securities	$ 1,254	$ (85)	$ 2,101
Short-term investments	1	(1)	—
Derivative instruments	—	—	1
Limited partnerships interests	—	4	(6)
Investments classified as held for sale [1]	110	(110)	—
Total	**1,365**	**(192)**	**2,096**
Reclassification of noncontrolling interest	(3)	(10)	(10)
Deferred income taxes	(294)	35	(435)
Change in unrealized net capital gains and losses, after-tax	**$ 1,068**	**$ (167)**	**$ 1,651**

[1] Unrealized net capital gains and losses for investments disposed of in the EVB business sale.

Mortgage loans The Company's mortgage loans totaled $879 million and $784 million, net of credit loss allowance, as of December 31, 2025 and 2024, respectively, and are primarily commercial mortgage loans collateralized by a variety of commercial real estate property types located across the United States. Substantially all of the commercial mortgage loans are non-recourse to the borrower. Residential mortgage loans totaled $260 million and $61 million as of December 31, 2025 and 2024, respectively, and have recourse to the borrower.

Principal geographic distribution of commercial real estate exceeding 5% of the commercial mortgage loans portfolio

	As of December 31,	
(% of commercial mortgage loan portfolio carrying value)	2025	2024
California	24.4 %	22.9 %
Texas	12.2	13.8
Virginia	7.3	6.1
Tennessee	7.2	6.2
Ohio	6.0	5.4
Florida	2.8	8.5

As of December 31, 2025, the residential mortgage loans were secured by properties geographically dispersed throughout the United States with concentrations over 5% in New York, New Jersey, Florida, Pennsylvania, Ohio and Texas.

Types of properties collateralizing the mortgage loan portfolio

	As of December 31,	
(% of mortgage loan portfolio carrying value)	2025	2024
Commercial		
Apartment Complex	17.0 %	24.9 %
Retail	18.7	21.0
Warehouse	16.2	20.9
Office	7.6	13.4
Other	10.9	12.0
Residential	29.6	7.8
Total	**100.0 %**	**100.0 %**

Contractual maturities of the commercial mortgage loan portfolio

	As of December 31, 2025		
($ in millions)	Number of loans	Amortized cost, net	Percent
2026	8	$ 139	22.4 %
2027	6	57	9.2
2028	11	151	24.4
2029	5	94	15.2
Thereafter	13	178	28.8
Total	**43**	**$ 619**	**100.0 %**

Residential mortgage loans typically have 30-year terms and were purchased within 2 years of loan origination.

Limited partnership interests include interests in private equity funds, real estate funds and other funds. Principal factors influencing carrying value appreciation or decline include operating performance, comparable public company earnings multiples, capitalization rates and the economic environment. For equity method limited partnerships, the Company recognizes an impairment loss when evidence demonstrates that the loss is other than temporary. Evidence of a loss in value that is other than temporary may include the absence of an ability to recover the carrying amount of the investment or the inability of the investee to sustain a level of earnings that would justify the carrying amount of the investment. Changes in fair value limited partnerships are recorded through net investment income and therefore are not tested for impairment.

Carrying value for limited partnership interests

	As of December 31,		
($ in millions)	2025		2024
Private equity	$ 7,247	$	7,734
Real estate	1,451		1,236
Other [1]	146		285
Total	$ 8,844	$	9,255

[1] Other consists of certain limited partnership interests where the underlying assets are predominately public equity and debt securities.

Municipal bonds The Company maintains a diversified portfolio of municipal bonds, including tax-exempt and taxable securities, which totaled $5.64 billion and $8.84 billion as of December 31, 2025 and 2024, respectively. The balances as of December 31, 2025 and 2024 include $4.65 billion and $7.71 billion of tax-exempt securities, respectively. The municipal bond portfolio includes general obligations of state and local issuers and revenue bonds (including pre-refunded bonds, which are bonds for which an irrevocable trust has been established to fund the remaining payments of principal and interest).

Principal geographic distribution of municipal bond issuers exceeding 5% of the portfolio

	As of December 31,	
(% of municipal bond portfolio carrying value)	2025	2024
Texas	11.2 %	12.8 %
Illinois	11.2	6.1
New York	10.2	6.0
Washington	7.1	6.5
California	7.0	6.8
Florida	3.0	6.5

Short-term investments Short-term investments, including money market funds, commercial paper, U.S. Treasury bills, fixed income securities with a contractual maturity of one year or less at time of acquisition and other short-term investments, are carried at fair value. As of December 31, 2025 and 2024, the fair value of short-term investments totaled $4.89 billion and $4.54 billion, respectively.

Other investments Other investments primarily consist of real estate, bank loans and derivatives. Bank loans are primarily senior secured corporate loans and are carried at amortized cost, net. Real estate is carried at cost less accumulated depreciation.

Other investments by asset type

	As of December 31,		
($ in millions)	2025		2024
Real estate	$ 630	$	620
Bank loans, net	473		201
Other	11		3
Total	$ 1,114	$	824

Concentration of credit risk As of December 31, 2025, the Company is not exposed to any credit concentration risk of a single issuer and its affiliates greater than 10% of the Company's shareholders' equity, other than the U.S. government and its agencies.

Securities loaned The Company's business activities include securities lending programs with third parties, mostly large banks. As of December 31, 2025 and 2024, fixed income and equity securities with a carrying value of $1.87 billion and $1.95 billion, respectively, were on loan under these agreements. Interest income on collateral, net of fees, was $7 million, $3 million and zero in 2025, 2024 and 2023, respectively.

Other investment information Included in fixed income securities are below investment grade assets totaling $4.68 billion and $4.57 billion as of December 31, 2025 and 2024, respectively.

As of December 31, 2025, fixed income securities, short-term investments and cash with a carrying value of $202 million were on deposit with regulatory authorities as required by law.

As of December 31, 2025, the carrying value of fixed income securities and other investments that were non-income producing was $1 million.

Portfolio monitoring and credit losses

Fixed income securities The Company has a comprehensive portfolio monitoring process to identify and evaluate each fixed income security that may require a credit loss allowance.

For each fixed income security in an unrealized loss position, the Company assesses whether management with the appropriate authority has made the decision to sell or whether it is more likely than not the Company will be required to sell the security before recovery of the amortized cost basis for reasons such as liquidity, contractual or regulatory purposes. If a security meets either of these criteria, any existing credit loss allowance would be written-off against the amortized cost basis of the asset along with any remaining unrealized losses, with incremental losses recorded in earnings.

If the Company has not made the decision to sell the fixed income security and it is not more likely than not the Company will be required to sell the fixed income security before recovery of its amortized cost basis, the Company evaluates whether it expects to receive cash flows sufficient to recover the entire amortized cost basis of the security. The Company calculates the estimated recovery value based on the best estimate of future cash flows considering past events, current conditions and reasonable and supportable forecasts. The estimated future cash flows are discounted at the security's current effective rate and is compared to the amortized cost of the security.

The determination of cash flow estimates is inherently subjective, and methodologies may vary depending on facts and circumstances specific to the security. All reasonably available information relevant to the collectability of the security is considered when developing the estimate of cash flows expected to be collected. That information generally includes, but is not limited to, the remaining payment terms of the security, prepayment speeds, the financial condition and future earnings potential of the issue or issuer, expected defaults, expected recoveries, the value of underlying collateral, origination vintage year, geographic concentration of underlying collateral, available reserves or escrows, current subordination levels, third-party guarantees and other credit enhancements. Other information, such as industry analyst reports and forecasts, credit ratings and other market data relevant to the realizability of contractual cash flows, may also be considered. The estimated fair value of collateral will be used to estimate recovery value if the Company determines that the security is dependent on the liquidation of collateral for ultimate settlement.

If the Company does not expect to receive cash flows sufficient to recover the entire amortized cost basis of the fixed income security, a credit loss allowance is recorded in earnings for the shortfall in expected cash flows; however, the amortized cost, net of the credit loss allowance, may not be lower than the fair value of the security. The portion of the unrealized loss related to factors other than credit remains classified in AOCI. If the Company determines that the fixed income security does not have sufficient cash flow or other information to estimate a recovery value for the security, the Company may conclude that the entire decline in fair value is deemed to be credit related and the loss is recorded in earnings.

When a security is sold or otherwise disposed or when the security is deemed uncollectible and written off, the Company reduces the credit loss allowance. Recoveries after write-offs are recognized when received.

Accrued interest excluded from the amortized cost of fixed income securities totaled $662 million and $574 million as of December 31, 2025, and 2024, respectively, and is reported within the accrued investment income line of the Consolidated Statements of Financial Position. The Company monitors accrued interest and writes off amounts when they are not expected to be received.

The Company's portfolio monitoring process includes a quarterly review of all securities to identify instances where the fair value of a security compared to its amortized cost is below internally established thresholds. The process also includes the monitoring of other credit loss indicators such as ratings, ratings downgrades and payment defaults. The securities identified, in addition to other securities for which the Company may have a concern, are evaluated for potential credit losses using all reasonably available information relevant to the collectability or recovery of the security. Inherent in the Company's evaluation of credit losses for these securities are assumptions and estimates about the financial condition and future earnings potential of the issue or issuer. Some of the factors that may be considered in evaluating whether a decline in fair value requires a credit loss allowance are: 1) the financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry specific market conditions and trends, geographic location and implications of rating agency actions and offering prices; 2) the specific reasons that a security is in an unrealized loss position, including overall market conditions which could affect liquidity; and 3) the extent to which the fair value has been less than amortized cost.

Rollforward of credit loss allowance for fixed income securities

($ in millions)		For the years ended December 31,				
		2025		**2024**		**2023**
Beginning balance	$	(17)	$	(36)	$	(13)
Credit losses on securities for which credit losses not previously reported		(3)		(8)		(11)
Net (increases) decreases related to credit losses previously reported		(2)		2		(11)
Decrease (increase) related to sales and other		—		3		(1)
Write-offs		12		22		—
Ending balance	$	**(10)**	$	**(17)**	$	**(36)**
Components of credit loss allowance as of December 31						
Corporate bonds		(8)		(16)		(35)
ABS		(2)		(1)		(1)
Total	$	**(10)**	$	**(17)**	$	**(36)**

Gross unrealized losses and fair value by type and length of time held in a continuous unrealized loss position [1]

($ in millions)	Less than 12 months			12 months or more			Total unrealized losses
	Number of issues	Fair value	Unrealized losses	Number of issues	Fair value	Unrealized losses	
December 31, 2025							
Fixed income securities							
U.S. government and agencies	74	$11,840	$ (72)	54	$ 209	$ (3)	$ (75)
Municipal	106	640	(6)	527	1,423	(55)	(61)
Corporate	530	3,933	(49)	640	3,677	(185)	(234)
Foreign government	77	553	(9)	53	40	(8)	(17)
ABS	58	205	(2)	12	42	(2)	(4)
MBS	29	246	(1)	59	3	—	(1)
Total fixed income securities	**874**	**$17,417**	**$ (139)**	**1,345**	**$ 5,394**	**$ (253)**	**$ (392)**
Investment grade fixed income securities	694	$16,899	$ (123)	1,212	$ 4,793	$ (229)	$ (352)
Below investment grade fixed income securities	180	518	(16)	133	601	(24)	(40)
Total fixed income securities	**874**	**$17,417**	**$ (139)**	**1,345**	**$ 5,394**	**$ (253)**	**$ (392)**
December 31, 2024							
Fixed income securities							
U.S. government and agencies	179	$ 8,520	$ (256)	99	$ 801	$ (74)	$ (330)
Municipal	990	4,889	(67)	1,089	1,693	(109)	(176)
Corporate	943	9,178	(166)	1,237	7,877	(544)	(710)
Foreign government	42	159	(2)	73	73	(8)	(10)
ABS	15	76	—	15	51	(4)	(4)
MBS	35	2	—	70	5	—	—
Total fixed income securities	**2,204**	**$22,824**	**$ (491)**	**2,583**	**$10,500**	**$ (739)**	**$ (1,230)**
Investment grade fixed income securities	2,002	$21,846	$ (473)	2,367	$ 9,281	$ (655)	$ (1,128)
Below investment grade fixed income securities	202	978	(18)	216	1,219	(84)	(102)
Total fixed income securities	**2,204**	**$22,824**	**$ (491)**	**2,583**	**$10,500**	**$ (739)**	**$ (1,230)**

[1] Includes fixed income securities with fair values of $11 million and $16 million and unrealized losses of $2 million and $1 million with credit loss allowances of $1 million and $3 million as of December 31, 2025, and 2024, respectively.

Gross unrealized losses by unrealized loss position and credit quality as of December 31, 2025

($ in millions)	Investment grade	Below investment grade	Total
Fixed income securities with unrealized loss position less than 20% of amortized cost, net [1]	$ (329)	$ (36)	$ (365)
Fixed income securities with unrealized loss position greater than or equal to 20% of amortized cost, net [2]	(23)	(4)	(27)
Total unrealized losses	**$ (352)**	**$ (40)**	**$ (392)**

[1] Related to securities with an unrealized loss position less than 20% of amortized cost, net, the degree of which suggests that these securities do not pose a high risk of having credit losses.

[2] Evaluated based on factors such as discounted cash flows and the financial condition and near-term and long-term prospects of the issue or issuer and were determined to have adequate resources to fulfill contractual obligations.

Investment grade is defined as a security having a National Association of Insurance Commissioners ("NAIC") designation of 1 or 2, which is comparable to a rating of Aaa, Aa, A or Baa from Moody's Investors Service ("Moody's") or AAA, AA, A or BBB from S&P Global Ratings ("S&P"), or a comparable internal rating if an externally provided rating is not available. Market prices for certain securities may have credit spreads which imply higher or lower credit quality than the current third-party rating. Unrealized losses on investment grade securities are principally related to an increase in market yields which may include increased risk-free interest rates or wider credit spreads since the time of initial purchase. The unrealized losses are expected to reverse as the securities approach maturity.

ABS and MBS in an unrealized loss position were evaluated based on actual and projected collateral losses relative to the securities' positions in the respective securitization trusts, security specific expectations of cash flows, and credit ratings. This evaluation also takes into consideration credit enhancement, measured in terms of (i) subordination from other classes of securities in the trust that are contractually obligated to absorb losses before the class of security the Company owns, and (ii) the expected impact of other structural features embedded in the securitization trust beneficial to the class of securities the Company owns, such as overcollateralization and excess spread. Municipal bonds in an unrealized loss position were evaluated based on the underlying credit quality of the primary obligor, obligation type and quality of the underlying assets.

As of December 31, 2025, the Company has not made the decision to sell and it is not more likely than not the Company will be required to sell fixed income securities with unrealized losses before recovery of the amortized cost basis.

Loans The Company establishes a credit loss allowance for mortgage loans and bank loans when they are originated or purchased, and for unfunded commitments unless they are unconditionally cancellable by the Company. The Company uses a probability of default and loss given default model for mortgage loans and bank loans to estimate current expected credit losses that considers all relevant information available including past events, current conditions, and reasonable and supportable forecasts

over the life of an asset. The Company also considers such factors as historical losses, expected prepayments and various economic factors. For mortgage loans, the Company considers origination vintage year and property level information such as debt service coverage, property type, property location and collateral value. For bank loans, the Company considers the credit rating of the borrower, credit spreads and type of loan. After the reasonable and supportable forecast period, the Company's model reverts to historical loss trends.

Loans are evaluated on a pooled basis when they share similar risk characteristics. The Company monitors loans through a quarterly credit monitoring process to determine when they no longer share similar risk characteristics and are to be evaluated individually when estimating credit losses.

Loans are written off against their corresponding allowances when there is no reasonable expectation of recovery. If a loan recovers after a write-off, the estimate of expected credit losses includes the expected recovery.

Accrual of income is suspended for loans that are in default or when full and timely collection of principal and interest payments is not probable. Accrued income receivable is monitored for recoverability and when not expected to be collected is written off through net investment income. Cash receipts on loans on non-accrual status are generally recorded as a reduction of amortized cost.

Mortgage loans When it is determined a mortgage loan shall be evaluated individually, the Company uses various methods to estimate credit losses on individual loans such as using collateral value less estimated costs to sell where applicable, including when foreclosure is probable or when repayment is expected to be provided substantially through the operation or sale of the collateral and the borrower is experiencing financial difficulty. When collateral value is used, the mortgage loans may not have a credit loss allowance when the fair value of the collateral exceeds the loan's amortized cost. An alternative approach may be utilized to estimate credit losses using the present value of the loan's expected future repayment cash flows discounted at the loan's current effective interest rate.

Individual loan credit loss allowances are adjusted for subsequent changes in the fair value of the collateral less costs to sell, when applicable, or present value of the loan's expected future repayment cash flows.

Debt service coverage ratio is considered a key credit quality indicator when commercial mortgage loan credit loss allowances are estimated. Debt service coverage ratio represents the amount of estimated cash flow from the property available to the borrower to meet principal and interest payment obligations. Debt service coverage ratio estimates are updated annually or more frequently if conditions are warranted based on the Company's credit monitoring process.

If the debt service coverage ratio is below 1.0 and the borrower has the financial capacity to fund the revenue shortfalls from the properties for the foreseeable term, the decrease in cash flows from the properties is considered temporary, or there are other risk mitigating circumstances such as additional collateral, escrow balances or borrower guarantees, the commercial loans may not be considered impaired.

Residential mortgage loans primarily include fixed-rate, amortizing mortgage loans on rental properties owned by borrowers with credit scores typically considered prime or above. The primary credit quality indicator is whether a loan is performing or nonperforming. The Company defines nonperforming residential mortgage loans as those that are 90 days or more past due and/or in nonaccrual status.

Commercial mortgage loans amortized cost by debt service coverage ratio distribution and year of origination

| | December 31, 2025 | | | | | | | December 31, 2024 |
	2020 and prior	2021	2022	2023	2024	2025	Total	Total
($ in millions)								
Below 1.0	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
1.0 - 1.25	10	—	—	25	36	—	71	137
1.26 - 1.50	34	—	42	19	—	—	95	105
Above 1.50	178	164	47	58	15	—	462	493
Amortized cost before allowance	$ 222	$ 164	$ 89	$ 102	$ 51	$ —	$ 628	$ 735
Allowance							(9)	(12)
Amortized cost, net							$ 619	$ 723

Payment status of mortgage loans

| | December 31, 2025 | | |
($ in millions)	Commercial	Residential	Total
Less than 90 days past due	$ —	$ 2	$ 2
90 days or greater past due	—	2	2
Total past due before allowance	—	4	4
Current before allowance	628	257	885
Total mortgage loans before allowance	628	261	889
Allowance	(9)	(1)	(10)
Total mortgage loans	$ 619	$ 260	$ 879

Payments on all mortgage loans were current as of December 31, 2024 and 2023.

Rollforward of credit loss allowance for mortgage loans

| | For the years ended December 31, | | |
($ in millions)	2025	2024	2023
Beginning balance	$ (12)	$ (11)	$ (7)
Net increases related to credit losses	(2)	(1)	(4)
Write-offs	4	—	—
Ending balance	$ (10)	$ (12)	$ (11)
Components of credit loss allowance as of December 31			
Commercial	$ (9)	$ (12)	$ (11)
Residential	(1)	—	—
Total	$ (10)	$ (12)	$ (11)

Bank loans When it is determined a bank loan shall be evaluated individually, the Company uses various methods to estimate credit losses on individual loans such as the present value of the loan's expected future repayment cash flows discounted at the loan's current effective interest rate.

Credit ratings of the borrower are considered a key credit quality indicator when bank loan credit loss allowances are estimated. The ratings are either received from the Securities Valuation Office of the NAIC based on availability of applicable ratings from rating agencies on the NAIC credit rating provider list or a comparable internal rating. The year of origination is determined to be the year in which the asset is acquired.

Bank loans amortized cost by credit rating and year of origination

($ in millions)	December 31, 2025							December 31, 2024
	2020 and prior	2021	2022	2023	2024	2025	Total	Total
NAIC 1 / A	$ —	$ —	$ —	$ —	$ 44	$ 155	$ 199	$ 45
NAIC 2 / BBB	—	—	—	—	1	143	144	6
NAIC 3 / BB	—	—	—	2	6	15	23	27
NAIC 4 / B	1	2	—	24	22	57	106	122
NAIC 5-6 / CCC and below	—	—	1	7	1	9	18	11
Amortized cost before allowance	$ 1	$ 2	$ 1	$ 33	$ 74	$ 379	$ 490	$ 211
Allowance							(17)	(10)
Amortized cost, net							$ 473	$ 201

Rollforward of credit loss allowance for bank loans

($ in millions)	For the years ended December 31,		
	2025	2024	2023
Beginning balance	$ (10)	$ (22)	$ (57)
Net (increases) decreases related to credit losses	(12)	6	(18)
Reduction related to sales	—	—	50
Write-offs	5	6	3
Ending balance	$ (17)	$ (10)	$ (22)

Note 7   Fair Value of Assets and Liabilities

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets and liabilities recorded on the Consolidated Statements of Financial Position at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

Level 1: Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company can access.

Level 2: Assets and liabilities whose values are based on the following:

(a) Quoted prices for similar assets or liabilities in active markets;

(b) Quoted prices for identical or similar assets or liabilities in markets that are not active; or

(c) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Company's estimates of the assumptions that market participants would use in valuing the assets and liabilities.

The availability of observable inputs varies by instrument. In situations where fair value is based on internally developed pricing models or inputs that are unobservable in the market, the determination of fair value requires more judgment. The degree of judgment exercised by the Company in determining fair value is typically greatest for instruments categorized in Level 3. In many instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company uses prices and inputs that are current as of the measurement date, including during periods of market disruption. In periods of market disruption, the ability to observe prices and inputs may be reduced for many instruments.

The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance that assets and liabilities are appropriately valued through the execution of various processes and controls designed to ensure the overall reasonableness and consistent application of valuation methodologies, including inputs and assumptions, and compliance with accounting standards. For fair values received from third parties or internally estimated, the Company's processes and controls are designed to ensure that the valuation methodologies are appropriate and consistently applied, the inputs and assumptions are reasonable and consistent with the objective of determining fair value, and the fair values are accurately recorded. For example, on a continuing basis, the Company assesses the reasonableness of individual fair values that have stale security prices or that exceed certain thresholds as compared to previous fair values received from valuation service providers or brokers or derived from internal models. The Company performs procedures to understand and assess the methodologies, processes and controls of valuation service providers. In addition, the Company may validate the reasonableness of fair values by comparing information obtained from valuation service providers or brokers to other third-party valuation sources for selected securities. The Company performs ongoing price validation procedures such as back-testing of actual sales, which corroborate the various inputs used in internal models to market observable data. When fair value determinations are expected to be more variable, the Company validates them through reviews by members of management who have relevant expertise and who are independent of those charged with executing investment transactions.

The Company has two types of situations where investments are classified as Level 3 in the fair value hierarchy:

(1) Specific inputs significant to the fair value estimation models are not market observable. This primarily occurs in the Company's use of broker quotes to value certain securities where the inputs have not been corroborated to be market observable, and the use of valuation models that use significant non-market observable inputs.

(2) Quotes continue to be received from independent third-party valuation service providers and all significant inputs are market observable; however, there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity such that the degree of market observability has declined to a point where categorization as a Level 3 measurement is considered appropriate. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources.

Certain assets are not carried at fair value on a recurring basis, including mortgage loans, bank loans, real estate and policy loans and are only included in the fair value hierarchy disclosure when the individual investment is reported at fair value.

In determining fair value, the Company principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Company uses the income approach which involves determining fair values from discounted cash flow methodologies. For the majority of Level 2 and Level 3 valuations, a combination of the market and income approaches is used.

Summary of significant inputs and valuation techniques for Level 2 and Level 3 assets and liabilities measured at fair value on a recurring basis

Level 2 measurements

• *Fixed income securities:*

  U.S. government and agencies, municipal, corporate - public and foreign government: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

  Corporate - privately placed: Privately placed securities are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer.

  Corporate - privately placed also includes redeemable preferred stock that are valued using quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, underlying stock prices and credit spreads.

  ABS and MBS: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, collateral performance, and credit spreads. Certain ABS are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable. Residential MBS include prepayment speeds as a primary input for valuation.

• *Equity securities:* The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active.

• *Short-term:* The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

• *Other investments:* Free-standing exchange listed derivatives that are not actively traded are valued based on quoted prices for identical instruments in markets that are not active.

  Over-the-counter ("OTC") derivatives, including interest rate swaps, foreign currency swaps, total return swaps, foreign exchange forward contracts, certain options and certain credit default swaps, are valued using models that rely on inputs such as interest rate yield curves, implied volatilities, index price levels, currency rates, and credit spreads that are observable for substantially the full term of the contract. The valuation techniques underlying the models are widely accepted in the financial services industry and do not involve significant judgment.

- *Assets held for sale:* Comprise U.S. government and agencies, municipal, corporate, MBS fixed income securities and short-term. The significant inputs and valuation techniques are based on the respective asset type as described above.

Level 3 measurements

- *Fixed income securities:*

  Municipal: Comprise municipal bonds that are not rated by third-party credit rating agencies. The primary inputs to the valuation of these municipal bonds include quoted prices for identical or similar assets that are not market observable, contractual cash flows, benchmark yields and credit spreads. Also included are municipal bonds valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable and municipal bonds in default valued based on the present value of expected cash flows.

  Corporate - public and privately placed: Primarily valued using a discounted cash flow model that is widely accepted in the financial services industry using inputs that have not been corroborated to be market observable. In certain situations, non-binding broker quotes where the inputs have not been corroborated to be market observable are used. Other inputs for corporate fixed income securities include expected cash flows, an interest rate yield curve, as well as published credit spreads for similar assets that incorporate the credit quality and industry sector of the issuer.

  ABS and MBS: The primary inputs to the valuation include expected cash flows, benchmark yields, collateral performance and credit spreads. Residential MBS include prepayment speeds as a primary input for valuation.

- *Equity securities:* The primary inputs to the valuation include quoted prices for identical or similar assets that are not market observable.

- *Short-term:* For certain short-term investments, amortized cost is used as the best estimate of fair value.

- *Other investments:* Certain options (including swaptions), are valued using models that are widely accepted in the financial services industry. These are categorized as Level 3 as a result of the

significance of non-market observable inputs such as volatility. Other primary inputs include interest rate yield curves and quoted prices for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements. Certain OTC interest rate swaps associated with real estate investments are valued using non-market observable counterparty valuations.

- *Other assets:* Includes the contingent consideration provision in the sale agreement for Allstate Life Insurance Company ("ALIC") which meets the definition of a derivative. This derivative is valued internally using a model that includes stochastically determined cash flows and inputs that include spot and forward interest rates, volatility, corporate credit spreads and a liquidity discount. This derivative is categorized as Level 3 due to the significance of non-market observable inputs.

- *Assets held for sale:* Comprise corporate fixed income securities. The significant inputs and valuation techniques are based on the respective asset type as described above.

Assets measured at fair value on a non-recurring basis

Comprise long-lived assets to be disposed of by sale, including real estate, that is written down to fair value less costs to sell and commercial mortgages written down to fair value in connection with recognizing credit losses.

Investments excluded from the fair value hierarchy

Investments reported at net asset value ("NAV")

Limited partnership interests and certain equity investments carried at fair value, which do not have readily determinable fair values and use NAV provided by the investees, are excluded from the fair value hierarchy.

Limited partnership interests are generally not redeemable by the investees and generally cannot be sold without approval of the general partner. The Company receives distributions of income and proceeds from the liquidation of the underlying assets of the investees, which usually takes place in years 4-9 of the typical contractual life of 10-12 years. As of December 31, 2025, the Company has commitments to invest $125 million in limited partnership interests that are reported at net asset value.

Assets and liabilities measured at fair value

	December 31, 2025				
($ in millions)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Counterparty and cash collateral netting	Total
Assets					
Fixed income securities:					
U.S. government and agencies	$ 18,124	$ 9	$ —		$ 18,133
Municipal	—	5,614	29		5,643
Corporate - public	—	19,907	12		19,919
Corporate - privately placed	—	10,295	187		10,482
Foreign government	—	1,460	—		1,460
ABS	—	1,330	22		1,352
MBS	—	2,068	58		2,126
Total fixed income securities	**18,124**	**40,683**	**308**		**59,115**
Equity securities [1]	7,572	239	22		7,833
Short-term investments	1,791	3,090	6		4,887
Other investments	—	11	1	$ (1)	11
Other assets	—	—	147		147
Total recurring basis assets	**27,487**	**44,023**	**484**	**(1)**	**71,993**
Non-recurring basis	—	—	32		32
Total assets at fair value	**$ 27,487**	**$ 44,023**	**$ 516**	**$ (1)**	**$ 72,025**
Investments reported at NAV [2]					1,266
Total					**$ 73,291**
Liabilities					
Other liabilities	$ (2)	$ (19)	$ (1)	$ 19	$ (3)
Total recurring basis liabilities	**(2)**	**(19)**	**(1)**	**19**	**(3)**
Total liabilities at fair value	**$ (2)**	**$ (19)**	**$ (1)**	**$ 19**	**$ (3)**

(1) Excludes $99 million of securities using the measurement alternative or the equity method of accounting and $466 million reported at NAV.

(2) Includes $466 million of equity securities and $800 million of limited partnerships.

Assets and liabilities measured at fair value

	December 31, 2024				
($ in millions)	**Quoted prices in active markets for identical assets (Level 1)**	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Counterparty and cash collateral netting**	**Total**
Assets					
Fixed income securities:					
U.S. government and agencies	$ 11,099	$ 9	$ —		$ 11,108
Municipal	—	8,840	2		8,842
Corporate - public	—	21,211	22		21,233
Corporate - privately placed	—	8,849	110		8,959
Foreign government	—	1,364	—		1,364
ABS	—	1,119	26		1,145
MBS	—	8	88		96
Total fixed income securities	**11,099**	**41,400**	**248**		**52,747**
Equity securities [(1)]	3,600	306	407		4,313
Short-term investments	2,016	2,516	5		4,537
Other investments	—	21	1	$ (19)	3
Other assets	—	—	134		134
Assets held for sale	241	1,536	7		1,784
Total recurring basis assets	**16,956**	**45,779**	**802**	**(19)**	**63,518**
Non-recurring basis	—	—	3		3
Total assets at fair value	**$ 16,956**	**$ 45,779**	**$ 805**	**$ (19)**	**$ 63,521**
Investments reported at NAV					1,096
Total					**$ 64,617**
Liabilities					
Other liabilities	$ (1)	$ (1)	$ —	$ 1	$ (1)
Total recurring basis liabilities	**(1)**	**(1)**	**—**	**1**	**(1)**
Total liabilities at fair value	**$ (1)**	**$ (1)**	**$ —**	**$ 1**	**$ (1)**

(1) Excludes $150 million of preferred stock measured at cost.

As of December 31, 2025 and 2024, Level 3 fair value measurements of fixed income securities totaled $308 million and $248 million, respectively, and included $146 million and $87 million, respectively, of securities valued based on third-party discounted cash flow pricing models where the inputs have not been corroborated to be market observable, $12 million and $22 million, respectively, of securities valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable and $29 million and $2 million, respectively, of municipal fixed income securities that are not rated by third-party credit rating agencies.

An increase (decrease) in credit spreads for fixed income securities valued based on third-party discounted cash flow pricing models or non-binding broker quotes would result in a lower (higher) fair value, and an increase (decrease) in the credit rating of municipal bonds that are not rated by third-party credit rating agencies would result in a higher (lower) fair value.

Rollforward of Level 3 assets and liabilities held at fair value during the year ended December 31, 2025

($ in millions)	Balance as of December 31, 2024	Total gains (losses) included in: Net income	OCI	Transfers Into Level 3	Transfers Out of Level 3	Purchases	Sales	Settlements	Balance as of December 31, 2025
Assets									
Fixed income securities:									
Municipal	$ 2	$ —	$ —	$ 1	$ —	$ 26	$ —	$ —	$ 29
Corporate - public	22	(1)	1	—	(7)	11	(11)	(3)	12
Corporate - privately placed	110	(4)	4	12	—	83	—	(18)	187
ABS	26	—	—	26	(41)	15	—	(4)	22
MBS	88	—	—	—	—	—	—	(30)	58
Total fixed income securities	**248**	**(5)**	**5**	**39**	**(48)**	**135**	**(11)**	**(55)**	**308**
Equity securities	407	28	—	—	(331)	7	(89)	—	22
Short-term investments	5	—	—	—	—	11	(9)	(1)	6
Other investments	1	—	—	—	—	—	—	—	1
Other assets	134	13	—	—	—	—	—	—	147
Assets held for sale	7	—	1	—	—	—	(8)	—	—
Total recurring Level 3 assets	**802**	**36**	**6**	**39**	**(379)**	**153**	**(117)**	**(56)**	**484**
Liabilities									
Other liabilities	—	(1)	—	—	—	—	—	—	(1)
Total recurring Level 3 liabilities	**$ —**	**$ (1)**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ (1)**

Rollforward of Level 3 assets and liabilities held at fair value during the year ended December 31, 2024

($ in millions)	Balance as of December 31, 2023	Total gains (losses) included in: Net income	OCI	Transfers Into Level 3	Transfers Out of Level 3	Transfers (to) from held for sale	Purchases	Sales	Settlements	Balance as of December 31, 2024
Assets										
Fixed income securities:										
Municipal	$ 11	$ (2)	$ 1	$ —	$ —	$ —	$ —	$ (5)	$ (3)	$ 2
Corporate - public	26	1	—	—	—	(7)	16	(14)	—	22
Corporate - privately placed	58	(6)	(2)	—	—	—	64	(2)	(2)	110
ABS and MBS	58	—	—	—	—	—	59	—	(3)	114
Total fixed income securities	**153**	**(7)**	**(1)**	**—**	**—**	**(7)**	**139**	**(21)**	**(8)**	**248**
Equity securities	402	8	—	—	—	—	25	(28)	—	407
Short-term investments	1	—	—	—	—	—	27	(20)	(3)	5
Other investments	2	6	—	—	—	—	—	(7)	—	1
Other assets	118	16	—	—	—	—	—	—	—	134
Assets held for sale	—	—	—	—	—	7	—	—	—	7
Total recurring Level 3 assets	**676**	**23**	**(1)**	**—**	**—**	**—**	**191**	**(76)**	**(11)**	**802**
Liabilities										
Total recurring Level 3 liabilities	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**

Rollforward of Level 3 assets and liabilities held at fair value during the year ended December 31, 2023

($ in millions)	Balance as of December 31, 2022	Total gains (losses) included in: Net income	OCI	Transfers Into Level 3	Out of Level 3	Purchases	Sales	Settlements	Balance as of December 31, 2023
Assets									
Fixed income securities:									
Municipal	$ 21	$ 3	$ (1)	$ —	$ —	$ —	$ (10)	$ (2)	$ 11
Corporate - public	69	(1)	2	—	—	—	(44)	—	26
Corporate - privately placed	55	(12)	1	16	—	1	(3)	—	58
ABS and MBS	28	—	—	—	—	31	—	(1)	58
Total fixed income securities	**173**	**(10)**	**2**	**16**	**—**	**32**	**(57)**	**(3)**	**153**
Equity securities	333	36	—	—	—	77	(44)	—	402
Short-term investments	6	—	—	—	—	13	—	(18)	1
Other investments	3	(1)	—	—	—	—	—	—	2
Other assets	103	15	—	—	—	—	—	—	118
Total recurring Level 3 assets	**618**	**40**	**2**	**16**	**—**	**122**	**(101)**	**(21)**	**676**
Liabilities									
Total recurring Level 3 liabilities	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

Total Level 3 gains (losses) included in net income

($ in millions)	For the years ended December 31, 2025	2024	2023
Net investment income	$ 1	$ (8)	$ (1)
Net gains (losses) on investments and derivatives	21	15	26
Operating costs and expenses	13	16	15

Transfers into Level 3 during 2025 included situations where a quote was not provided by the Company's independent third-party valuation service provider and as a result the price was stale or had been replaced with a broker quote where the inputs had not been corroborated to be market observable resulting in the security being classified as Level 3. There were no transfers into Level 3 during 2024. Transfers into Level 3 during 2023 included situations where securities were written down utilizing an internal price where the inputs had not been corroborated to be market observable resulting in the security being classified as Level 3.

Transfers out of Level 3 during 2025 included situations where a quote that was not provided by the Company's independent third-party valuation service provider in the prior period became available in the current period. Any gains or losses related to the change in valuation source for individual securities were not significant. There were no transfers out of Level 3 during 2024 and 2023.

Valuation changes included in net income and OCI for Level 3 assets and liabilities held as of December 31,

($ in millions)	2025	2024	2023
Assets			
Fixed income securities:			
Municipal	$ —	$ (2)	$ —
Corporate - public	(1)	1	—
Corporate - privately placed	(3)	(6)	(12)
Total fixed income securities	**(4)**	**(7)**	**(12)**
Equity securities	26	13	35
Other investments	—	—	(1)
Other assets	13	16	15
Total recurring Level 3 assets	$ 35	$ 22	$ 37
Liabilities			
Other liabilities	$ (1)	$ —	$ —
Total recurring Level 3 liabilities	**(1)**	**—**	**—**
Total included in net income	$ 34	$ 22	$ 37
Components of net income			
Net investment income	$ 1	$ (8)	$ (1)
Net gains (losses) on investments and derivatives	20	14	23
Operating costs and expenses	13	16	15
Total included in net income	$ 34	$ 22	$ 37
Assets			
Corporate - public	$ 1	$ —	$ 1
Corporate - privately placed	4	(1)	2
Changes in unrealized net capital gains and losses reported in OCI	$ 5	$ (1)	$ 3

Financial instruments not carried at fair value

($ in millions)		December 31, 2025		December 31, 2024	
Financial assets	**Fair value level**	**Amortized cost, net** [1]	**Fair value**	**Amortized cost, net**	**Fair value**
Mortgage loans	Level 3	$ 879	$ 868	$ 784	$ 746
Bank loans	Level 3	473	487	201	207

Financial liabilities	**Fair value level**	**Carrying value** [1]	**Fair value**	**Carrying value** [2]	**Fair value**
Debt	Level 2	$ 7,490	$ 7,367	$ 8,085	$ 7,740
Liability for collateral	Level 2	1,934	1,934	2,041	2,041
Liabilities held for sale	Level 3	—	—	40	40

[1] Represents the amounts reported on the Consolidated Statements of Financial Position.

Note 8   Derivative Financial Instruments and Off-balance Sheet Financial Instruments

The Company uses derivatives for risk reduction and to increase investment portfolio returns through asset replication. Risk reduction activity is focused on managing the risks with certain assets and liabilities arising from the potential adverse impacts from changes in risk-free interest rates, changes in equity market valuations, increases in credit spreads and foreign currency fluctuations.

Asset replication refers to the "synthetic" creation of assets through the use of derivatives. The Company replicates fixed income securities using a combination of a credit default swap, index total return swap, options, futures, or a foreign currency forward contract and one or more highly rated fixed income securities, primarily investment grade host bonds, to synthetically replicate the economic characteristics of one or more cash market securities. The Company replicates equity securities using futures, index total return swaps, and options to increase equity exposure.

Allstate Protection and Run-off Property-Liability segments may use interest rate swaps, swaptions, futures and options to manage the interest rate risks of existing investments. These instruments are utilized to change the duration of the portfolio in order to offset the economic effect that interest rates would otherwise have on the fair value of its fixed income securities. Fixed income index total return swaps are used to offset valuation losses in the fixed income portfolio during periods of declining market values. Credit default swaps are typically used to mitigate the credit risk within the Allstate Protection and Run-off Property-Liability fixed income portfolio. Equity index total return swaps, futures and options are used to offset valuation losses in the equity portfolio. In addition, equity futures are used to hedge the market risk related to deferred compensation liability contracts. Equity derivatives may also be utilized to replicate cash market positions to increase equity exposure. Forward contracts are primarily used to hedge foreign currency risk associated with holding foreign currency denominated investments and foreign operations.

As of December 31, 2025 and 2024, the Company has not designated any fair value, cash flow or net investment hedge accounting relationships. Non-hedge accounting is generally used for "portfolio" level hedging strategies. For non-hedge derivatives, net income includes changes in fair value and accrued periodic settlements, when applicable.

The notional amounts specified in the contracts are used to calculate the exchange of contractual payments under the agreements and are generally not representative of the potential for gain or loss on these agreements. However, the notional amounts specified in credit default swaps where the Company has sold credit protection represent the maximum amount of potential loss, assuming no recoveries.

Fair value, which is equal to the carrying value, is the estimated amount that the Company would receive or pay to terminate the derivative contracts at the reporting date. The carrying value amounts for OTC derivatives are further adjusted for the effects, if any, of enforceable master netting agreements ("MNAs") and are presented on a net basis, by counterparty agreement, in the Consolidated Statements of Financial Position.

In connection with the sale of ALIC and certain affiliates in 2021, the sale agreement included a provision related to contingent consideration that may be earned over a ten-year period with the first potential payment date commencing on January 1, 2026 and a final potential payment date of January 1, 2035. The contingent consideration is determined annually based on the average ten-year U.S. Treasury rate over the preceding three-year period compared to a designated rate. The contingent consideration meets the definition of a derivative and is accounted for on a fair value basis with periodic changes in fair value reflected in earnings. There are no collateral requirements related to the contingent consideration.

Summary of the volume and fair value positions of derivative instruments as of December 31, 2025

($ in millions, except number of contracts)	Balance sheet location	Volume [1]		Fair value, net	Gross asset	Gross liability
		Notional amount	Number of contracts			
Asset derivatives						
Derivatives not designated as accounting hedging instruments						
Interest rate contracts						
Interest rate cap agreements	Other investments	$ 37	n/a	$ —	$ —	$ —
Futures	Other assets	n/a	3,386	—	—	—
Equity and index contracts						
Options	Other investments	n/a	12	—	—	—
Futures	Other assets	n/a	32	—	—	—
Foreign currency contracts						
Foreign currency forwards	Other investments	$ 503	n/a	(14)	2	(16)
Contingent consideration	Other assets	250	n/a	147	147	—
Credit default contracts						
Credit default swaps – selling protection	Other investments	550	n/a	9	9	—
Total asset derivatives		**$ 1,340**	**3,430**	**$ 142**	**$ 158**	**$ (16)**
Liability derivatives						
Derivatives not designated as accounting hedging instruments						
Interest rate contracts						
Interest rate swap agreements	Other liabilities & accrued expenses	$ 37	n/a	$ (1)	$ —	$ (1)
Futures	Other liabilities & accrued expenses	n/a	1,323	—	—	—
Equity and index contracts						
Options	Other liabilities & accrued expenses	n/a	12	—	—	—
Futures	Other liabilities & accrued expenses	n/a	1,063	(2)	—	(2)
Foreign currency contracts						
Foreign currency forwards	Other liabilities & accrued expenses	$ 45	n/a	(3)	—	(3)
Total liability derivatives		**82**	**2,398**	**(6)**	**$ —**	**$ (6)**
Total derivatives		**$ 1,422**	**5,828**	**$ 136**		

[1] Volume for OTC and cleared derivative contracts is represented by their notional amounts. Volume for exchange traded derivatives is represented by the number of contracts, which is the basis on which they are traded. (n/a = not applicable)

Summary of the volume and fair value positions of derivative instruments as of December 31, 2024

($ in millions, except number of contracts)	Balance sheet location	Volume [(1)] Notional amount	Volume [(1)] Number of contracts	Fair value, net	Gross asset	Gross liability
Asset derivatives						
Derivatives not designated as accounting hedging instruments						
Interest rate contracts						
Futures	Other assets	n/a	4,596	$ —	$ —	$ —
Equity and index contracts						
Futures	Other assets	n/a	437	—	—	—
Foreign currency contracts						
Foreign currency forwards	Other investments	$ 602	n/a	20	21	(1)
Contingent consideration	Other assets	250	n/a	134	134	—
Total asset derivatives		**$ 852**	**5,033**	**$ 154**	**$ 155**	**$ (1)**
Liability derivatives						
Derivatives not designated as accounting hedging instruments						
Interest rate contracts						
Futures	Other liabilities & accrued expenses	n/a	12,112	$ (1)	$ —	$ (1)
Equity and index contracts						
Futures	Other liabilities & accrued expenses	n/a	662	—	—	—
Total liability derivatives		**$ —**	**12,774**	**$ (1)**	**$ —**	**$ (1)**
Total derivatives		**$ 852**	**17,807**	**$ 153**		

[(1)] Volume for OTC and cleared derivative contracts is represented by their notional amounts. Volume for exchange traded derivatives is represented by the number of contracts, which is the basis on which they are traded. (n/a = not applicable)

Gross and net amounts for OTC derivatives [(1)]

($ in millions)	Gross amount	Offsets: Counter-party netting	Offsets: Cash collateral (received) pledged	Net amount on balance sheet	Securities collateral (received) pledged	Net amount
December 31, 2025						
Asset derivatives	$ 2	$ (16)	$ 15	$ 1	$ —	$ 1
Liability derivatives	(20)	16	3	(1)	—	(1)
December 31, 2024						
Asset derivatives	$ 21	$ (1)	$ (18)	$ 2	$ —	$ 2
Liability derivatives	(1)	1	—	—	—	—

[(1)] All OTC derivatives are subject to enforceable MNAs.

Gains (losses) from valuation and settlements reported on derivatives

($ in millions)	Net gains (losses) on investments and derivatives	Operating costs and expenses	Total gain (loss) recognized in net income on derivatives
2025			
Interest rate contracts	$ (10)	$ —	$ (10)
Equity and index contracts	(10)	25	15
Contingent consideration	—	13	13
Foreign currency contracts	(48)	—	(48)
Credit default contracts	(8)	—	(8)
Total	**$ (76)**	**$ 38**	**$ (38)**
2024			
Interest rate contracts	$ (32)	$ —	$ (32)
Equity and index contracts	(17)	22	5
Contingent consideration	—	16	16
Foreign currency contracts	32	—	32
Credit default contracts	3	—	3
Total	**$ (14)**	**$ 38**	**$ 24**
2023			
Interest rate contracts	$ (8)	$ —	$ (8)
Equity and index contracts	(32)	28	(4)
Contingent consideration	—	15	15
Foreign currency contracts	(14)	—	(14)
Credit default contracts	(30)	—	(30)
Other contracts	—	(1)	(1)
Total	**$ (84)**	**$ 42**	**$ (42)**

The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable MNAs and obtaining collateral where appropriate. The Company uses MNAs for OTC derivative transactions that permit either party to net payments due for transactions and collateral is either pledged or obtained when certain predetermined exposure limits are exceeded.

OTC cash and securities collateral pledged

($ in millions)	December 31, 2025
Pledged by the Company	$ 18
Pledged to the Company [1]	—

[1] $14 million of collateral was posted under MNAs for contracts containing credit-risk-contingent provisions that are in a liability provision.

The Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance. Other derivatives, including futures and certain option contracts, are traded on organized exchanges which require margin deposits and guarantee the execution of trades, thereby mitigating any potential credit risk.

Counterparty credit exposure represents the Company's potential loss if all of the counterparties concurrently fail to perform under the contractual terms of the contracts and all collateral, if any, becomes worthless. This exposure is measured by the fair value of OTC derivative contracts with a positive fair value at the reporting date reduced by the effect, if any, of legally enforceable MNAs.

OTC derivatives counterparty credit exposure by counterparty credit rating

($ in millions)	December 31, 2025				December 31, 2024			
Rating [1]	Number of counter-parties	Notional amount [2]	Credit exposure [2]	Exposure, net of collateral [2]	Number of counter-parties	Notional amount [2]	Credit exposure [2]	Exposure, net of collateral [2]
AA-	1	$ 37	$ —	$ —	1	$ 213	$ 10	$ 1
A+	—	—	—	—	3	389	10	1
Total	**1**	**$ 37**	**$ —**	**$ —**	**4**	**$ 602**	**$ 20**	**$ 2**

[1] Allstate uses the lower of S&P's or Moody's long-term debt issuer ratings.

[2] Only OTC derivatives with a net positive fair value are included for each counterparty.

For certain exchange traded and cleared derivatives, margin deposits are required as well as daily cash settlements of margin accounts.

Exchange traded and cleared margin deposits

($ in millions)	December 31, 2025
Pledged by the Company	$ 95
Received by the Company	—

Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. To limit this risk, the Company's senior management has established risk control limits.

Certain of the Company's derivative transactions contain credit-risk-contingent termination events and cross-default provisions. Credit-risk-contingent termination events allow the counterparties to terminate the derivative agreement or a specific trade on certain dates if AIC's financial strength credit ratings by Moody's or S&P fall below a certain level. Credit-risk-contingent cross-default provisions allow the counterparties to terminate the derivative agreement if the Company defaults by pre-determined threshold amounts on certain debt instruments.

The following table summarizes the fair value of derivative instruments with termination, cross-default or collateral credit-risk-contingent features that are in a liability position, as well as the fair value of assets and collateral that are netted against the liability in accordance with provisions within legally enforceable MNAs.

($ in millions)	December 31, 2025	December 31, 2024
Gross liability fair value of contracts containing credit-risk-contingent features	$ 16	$ 1
Gross asset fair value of contracts containing credit-risk-contingent features and subject to MNAs	(2)	(1)
Collateral posted under MNAs for contracts containing credit-risk-contingent features	(14)	—
Maximum amount of additional exposure for contracts with credit-risk-contingent features if all features were triggered concurrently	$ —	$ —

Credit derivatives - selling protection

A credit default swap ("CDS") is a derivative instrument, representing an agreement between two parties to exchange the credit risk of a specified entity (or a group of entities), or an index based on the credit risk of a group of entities (all commonly referred to as the "reference entity" or a portfolio of "reference entities"), in return for a periodic premium. In selling protection, CDS are used to replicate fixed income securities and to complement the cash market when credit exposure to certain issuers is not available or when the derivative alternative is less expensive than the cash market alternative. CDS typically have a five-year term.

CDS notional amounts by credit rating and fair value of protection sold

	Notional amount						Fair
($ in millions)	AAA	AA	A	BBB	BB and lower	Total	value
December 31, 2025							
Index							
Corporate debt	$ —	$ —	$ —	$ 550	$ —	$ 550	$ 9
Total	$ —	$ —	$ —	$ 550	$ —	$ 550	$ 9

As of December 31, 2024, there were no open CDS positions.

The Company sells credit protection through contracts on standardized credit indices ("CDX"), generally investment grade, which are centrally cleared through a registered Derivatives Clearing Organization, and in return receives periodic premiums through the expiration or termination of the contract. A CDX is utilized to take a position on multiple (generally 125) reference entities. Credit events are typically defined as bankruptcy, failure to pay, or restructuring, depending on the nature of the reference entities. When a credit event occurs for a reference entity within the index, the affected name is removed from the index, and the contract continues until expiration.

Settlement is conducted through an auction process, whereby the Company pays the difference between the contract's notional amount and the final recovery value of the reference obligation as determined by the auction. The maximum payout on a CDX is the contract notional amount.

Off-balance sheet financial instruments

Commitments to invest, commitments to purchase private placement securities, commitments to fund loans, financial guarantees and credit guarantees have off-balance sheet risk because their contractual amounts are not recorded in the Company's Consolidated Statements of Financial Position.

Contractual amounts of off-balance sheet financial instruments

	As of December 31,	
($ in millions)	2025	2024
Commitments to invest in limited partnership interests	$ 3,244	$ 3,345
Private placement commitments	74	29
Other loan commitments	14	16

In the preceding table, the contractual amounts represent the amount at risk if the contract is fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless. Unless noted otherwise, the Company does not require collateral or other security to support off-balance sheet financial instruments with credit risk.

Commitments to invest in limited partnership interests represent agreements to acquire new or additional participation in certain limited partnership investments. The Company enters into these agreements in the normal course of business. Because the investments in limited partnerships are not actively traded, it is not practical to estimate the fair value of these commitments.

Private placement commitments represent commitments to purchase private placement debt and private equity securities at a future date. The Company enters into these agreements in the normal course of business. The fair value of the debt commitments generally cannot be estimated on the date the commitment is made as the terms and conditions of the underlying private placement securities are not yet final. Because the private equity securities are not actively traded, it is not practical to estimate fair value of the commitments.

Other loan commitments are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters into these agreements to commit to future loan fundings at predetermined interest rates. Unless unconditionally cancellable, the Company recognizes a credit loss allowance on such commitments. Commitments have either fixed or varying expiration dates or other termination clauses. The fair value of these commitments is insignificant.

Note 9   Variable Interest Entities

Consolidated VIEs primarily include Adirondack, a New York reciprocal insurer, and Skylands, a New Jersey reciprocal insurer. The Reciprocal Exchanges are insurance carriers organized as unincorporated associations. The Company does not own the equity of the Reciprocal Exchanges, which is owned by their respective policyholders.

The results of the Reciprocal Exchanges are included in the Allstate Protection segment as the Company manages the business operations of the Reciprocal Exchanges and has the power to direct their activities that most significantly impact their economic performance.

Due to ongoing operating losses, the Company recorded a loss related to variable interests held in the Reciprocal Exchanges of $67 million in 2025 and $123 million in 2024. These losses have been reflected as capital transactions attributable to noncontrolling interest as the Company expects 100% of its interests in surplus notes and lines of credit to absorb expected losses of the Reciprocal Exchanges.

Adirondack has withdrawn and stopped writing new business and Skylands has withdrawn substantially all business and stopped writing new business. As the reciprocal insurers are dissolved, policyholders will share any residual unassigned surplus but are not subject to assessment for any deficit in unassigned surplus of the Reciprocal Exchanges. The assets of the Reciprocal Exchanges can be used only to settle the obligations of the Reciprocal Exchanges and general creditors have no recourse to the Company.

The New York State Department of Financial Services approved the withdrawal plan for Adirondack to non-renew or cancel all policies effective as of December 31, 2024. Additionally, the Company waived all fees payable by Adirondack after July 1, 2024, excluding Loss Adjustment Expenses associated with individual claims.

The New Jersey Department of Banking and Insurance acknowledged the withdrawal plan filed on behalf of Skylands to withdraw from providing personal lines insurance, except dwelling fire and watercraft policies, beginning December 14, 2024. Skylands has a 100% quota share reinsurance agreement to cede all of Skylands' business to the Company.

Claims and claims expense ceded to the Company were $(1) million, $40 million and $40 million in 2025, 2024 and 2023, respectively.

Prior to July 1, 2024, the Company received a management fee for the services provided to the Reciprocal Exchanges. The management fees were zero, $24 million and $48 million in 2025, 2024 and 2023, respectively. Earned premiums for the Reciprocal Exchanges generated zero, $199 million and $224 million in 2025, 2024 and 2023, respectively. Total costs and expenses were $16 million, $280 million and $251 million in 2025, 2024 and 2023, respectively.

Assets and liabilities of Reciprocal Exchanges

($ in millions)	December 31, 2025	December 31, 2024
Assets		
Fixed income securities	$ 4	$ 47
Short-term investments	68	112
Premium installment and other receivables, net	—	9
Reinsurance recoverables, net	53	76
Other assets	—	25
Total assets	**125**	**269**
Liabilities		
Reserve for property and casualty insurance claims and claims expense	153	214
Unearned premiums	—	22
Other liabilities and expenses	186	235
Total liabilities	**$ 339**	**$ 471**

Nonconsolidated VIEs The Company makes investments in limited partnership interests and other alternative investments that may be issued by VIEs. These investments are generally accounted for under the equity method and are reported as limited partnership interests in the Company's Consolidated Statements of Financial Position. The Company does not take an active role in the management of these investments. Therefore, the Company has determined it is not the primary beneficiary as it has no ability to direct activities that could significantly affect the economic performance of the investments. The Company's maximum exposure to loss is limited to the investment carrying value and any unfunded commitments. Neither the Company's carrying amounts nor the unfunded commitments related to these VIEs are material individually or in the aggregate.

In addition, the Company makes investments in structured securities issued by VIEs for which the Company is not the investment manager. These structured investments typically invest in fixed income securities and are managed by third parties and include ABS and collateralized debt obligations. The Company has not provided financial or other support other than its original investment. For these investments, the Company determined it is not the primary beneficiary due to the relative size of the Company's investment in comparison to the principal amount of the structured securities issued by the VIEs, the Company's inability to direct the activities that most significantly impact the economic performance of the VIEs, and, where applicable, the level of credit subordination which reduces the Company's obligation to absorb losses or right to receive benefits. The Company's maximum exposure to loss on these investments is limited to the amount of the Company's investment. Neither the Company's carrying amounts nor the unfunded commitments related to these VIEs are material individually or in the aggregate.

Note 10 Reserve for Property and Casualty Insurance Claims and Claims Expense

The Company establishes reserves for claims and claims expense on reported and unreported claims of insured losses. The Company's reserving process considers known facts and interpretations of circumstances and factors including the Company's experience with similar cases, actual claims paid, historical trends involving claim payment patterns and pending levels of unpaid claims, loss management programs, product mix and contractual terms, changes in laws and regulations, judicial decisions and economic conditions.

When the Company experiences changes in the mix or type of claims or changing claim settlement patterns or data, it applies actuarial judgment in the determination and selection of development factors to develop reserve liabilities. Recent tort reform measures in certain jurisdictions have altered the legal environment and may affect claim settlement patterns over time. These changes require the Company to evaluate whether historical settlement trends remain appropriate for reserve development. In cases where tort reform is expected to influence claim outcomes, more recent claim settlement experience may be given greater consideration when selecting development

factors. While inflationary pressures have moderated compared to prior periods, factors such as a higher mix of more complex repairs, combined with skilled labor shortages, continue to influence physical damage loss costs. Medical cost trends, increased treatment trends, higher attorney representation, rising litigation costs and more severe accidents have contributed to higher third-party bodily injury loss costs. The Company continues to digitize and modernize claim processes to increase effectiveness and efficiency. These factors may lead to historical development trends being less predictive of future loss development, potentially creating additional reserve variability.

Generally, the initial reserves for a new accident year are established based on claim frequency and severity assumptions for different business segments, lines and coverages based on historical relationships to relevant inflation indicators. Reserves for prior accident years are statistically determined using several different actuarial estimation methods. Changes in auto claim frequency may result from changes in mix of business, driving behaviors, miles driven or other factors. Changes in auto current year claim severity are generally influenced by inflation in the medical and auto repair sectors, changes in attorney represented and litigated claim behavior, the effectiveness and efficiency of claim settlements and changes in mix of claim types. When changes in claim data occur, actuarial judgment is used to determine appropriate development factors to establish reserves. The Company's reserving process incorporates changes in loss patterns, operational statistics and changes in claims reporting processes to determine its best estimate of recorded reserves.

As part of the reserving process, the Company may also supplement its claims processes by utilizing third-party adjusters, appraisers, engineers, inspectors and other professionals and information sources to assess and settle catastrophe and non-catastrophe related claims. The effects of inflation are implicitly considered in the reserving process.

Because reserves are estimates of unpaid portions of losses that have occurred, including IBNR losses, the establishment of appropriate reserves, including reserves for catastrophes, Run-off Property-Liability and reinsurance and indemnification recoverables, is an inherently uncertain and complex process. The ultimate cost of losses may vary materially from recorded amounts, which are based on management's best estimates.

The highest degree of uncertainty is associated with reserves for losses incurred in the initial reporting period as it contains the greatest proportion of losses that have not been reported or settled as well as heightened uncertainty for claims that involve litigation or take longer to settle during periods of rapidly increasing loss costs. The Company also has uncertainty in the Run-off Property-Liability reserves that are based on events long since passed and are complicated by a lack of historical data, legal interpretations, unresolved legal issues and legislative intent based on establishment of facts.

The Company regularly updates its reserve estimates as new information becomes available and as events unfold that may affect the resolution of unsettled claims. Changes in reserve estimates, which may be material, are reported in property and casualty insurance claims and claims expense in the Consolidated Statements of Operations in the period such changes are determined.

Management believes that the reserve for property and casualty insurance claims and claims expense, net of recoverables, is appropriately established in the aggregate and adequate to cover the ultimate net cost of reported and unreported claims arising from losses which had occurred by the date of the Consolidated Statements of Financial Position based on available facts, laws and regulations.

Rollforward of the reserve for property and casualty insurance claims and claims expense

($ in millions)	2025	2024	2023
Balance as of January 1	$ 41,917	$ 39,858	$ 37,541
Less recoverables [1]	8,602	8,396	9,176
Net balance as of January 1	**33,315**	**31,462**	**28,365**
Incurred claims and claims expense related to:			
Current year	39,263	40,043	40,521
Prior years	(1,809)	(308)	549
Total incurred	**37,454**	**39,735**	**41,070**
Claims and claims expense paid related to:			
Current year	(23,173)	(23,488)	(23,607)
Prior years	(14,529)	(14,394)	(14,366)
Total paid	**(37,702)**	**(37,882)**	**(37,973)**
Net balance as of December 31	33,067	33,315	31,462
Plus recoverables	8,012	8,602	8,396
Balance as of December 31	**$ 41,079**	**$ 41,917**	**$ 39,858**

[1] Recoverables comprises reinsurance and indemnification recoverables. See Note 11 for further details.

Reconciliation of total claims and claims expense incurred and paid by coverage

	December 31, 2025	
($ in millions)	Incurred	Paid
Allstate Protection		
Auto insurance - liability coverage	$ 14,575	$ (13,741)
Auto insurance - physical damage coverage	7,459	(7,584)
Homeowners insurance	8,852	(8,945)
Total auto and homeowners insurance	30,886	(30,270)
Other personal lines	2,281	(1,891)
Commercial lines	145	(667)
Other business lines	213	(254)
Protection Services	604	(598)
Run-off Property-Liability	123	(125)
Unallocated loss adjustment expenses ("ULAE")	3,241	(3,400)
Claims incurred and paid from before 2021	(15)	(612)
Other [1]	(24)	115
Total	**$ 37,454**	**$ (37,702)**

[1] Paid and incurred amounts primarily related to the effect of foreign currency translation adjustments.

Incurred claims and claims expense represents the sum of paid losses, claim adjustment expenses and reserve changes in the calendar year. This expense includes losses from catastrophes of $4.96 billion, $4.96 billion and $5.64 billion in 2025, 2024 and 2023, respectively, net of recoverables. Catastrophes are an inherent risk of the property and casualty insurance business that have contributed to, and will continue to contribute to, material year-to-year fluctuations in the Company's results of operations and financial position.

The Company defines a "catastrophe" as an event that produces pre-tax losses before reinsurance in excess of $1 million and involves multiple first-party policyholders, or a winter weather event that produces a number of claims in excess of a preset, per-event threshold of average claims in a specific area, occurring within a certain amount of time following the event. Catastrophes are caused by various natural events including high winds, winter storms and freezes, tornadoes, hailstorms, wildfires, tropical storms, tsunamis, hurricanes, earthquakes and volcanoes.

The Company is also exposed to man-made catastrophic events, such as certain types of terrorism, civil unrest, wildfires or industrial accidents. The nature and level of catastrophes in any period cannot be reliably predicted.

The Company derives and records a single best reserve estimate for losses from catastrophes, in conformance with generally accepted actuarial standards. As a result, management believes that no other estimate is better than the recorded amount. Due to the uncertainties involved, including the factors described above, the ultimate cost of losses may vary materially from recorded amounts, which are based on management's best estimates.

Prior year reserve reestimates included in claims and claims expense [1]

	For the years ended December 31,								
	Non-catastrophe losses			Catastrophe losses [2]			Total		
($ in millions)	**2025**	**2024**	**2023**	**2025**	**2024**	**2023**	**2025**	**2024**	**2023**
Auto [3]	$(1,852)	$ (328)	$ 294	$ (28)	$ (36)	$ (50)	$(1,880)	$ (364)	$ 244
Homeowners	(59)	(73)	66	43	(322)	36	(16)	(395)	102
Other personal lines	142	224	37	(14)	(7)	(18)	128	217	19
Commercial lines	(147)	171	76	(1)	(5)	8	(148)	166	84
Other business lines	(45)	—	12	—	—	—	(45)	—	12
Run-off Property-Liability [4]	151	68	89	—	—	—	151	68	89
Protection Services	1	—	(1)	—	—	—	1	—	(1)
Total prior year reserve reestimates	**$(1,809)**	**$ 62**	**$ 573**	**$ —**	**$ (370)**	**$ (24)**	**$(1,809)**	**$ (308)**	**$ 549**

(1) Reserve releases are shown in parentheses.

(2) 2025 includes $60 million of estimated recoveries related to the Nationwide Reinsurance Program aggregate cover for losses occurring between April 1, 2024 and December 31, 2024, and $54 million favorable subrogation settlements related to the 2021 Colorado Marshall Fire.

(3) 2025 includes reserve releases primarily related to favorable severity development of $1.18 billion in personal auto injury coverage and $671 million in all other personal auto coverages.

(4) The Company's 2025, 2024 and 2023 annual reserve reviews, using established industry and actuarial best practices, resulted in reserve reestimates that increased reserves by $146 million, $58 million and $80 million, respectively.

The following presents information about incurred and paid claims development as of December 31, 2025, net of recoverables, as well as the cumulative number of reported claims and the total of IBNR reserves plus expected development on reported claims included in the net incurred claims amounts. See Note 2 for the accounting policy and methodology for determining reserves for claims and claims expense, including both reported and IBNR claims. The cumulative number of reported claims is identified by coverage and excludes reported claims for industry pools and facilities where information is not available. The information about incurred and paid claims development for the 2021 to 2025 years, and the average annual percentage payout of incurred claims by age as of December 31, 2025, is presented as required supplementary information.

Auto insurance – liability coverage

($ in millions, except number of reported claims)	Incurred claims and allocated claim adjustment expenses, net of recoverables					Prior year reserve reestimates	IBNR reserves plus expected development on reported claims	Cumulative number of reported claims (in thousands)
	For the years ended December 31,						As of December 31, 2025	
	(unaudited)	(unaudited)	(unaudited)	(unaudited)				
Accident year	2021	2022	2023	2024	2025			
2021	$ 10,468	$ 10,917	$ 11,236	$ 11,291	$ 11,119	$ (172)	$ 559	2,440
2022	—	13,308	13,307	13,565	13,293	(272)	1,254	2,612
2023	—	—	15,357	14,817	14,452	(365)	2,547	2,602
2024	—	—	—	15,902	15,191	(711)	5,136	2,463
2025	—	—	—	—	16,095		10,635	2,403
				Total	$ 70,150	$ (1,520)		

Reconciliation to total prior year reserve reestimates recognized by line

Prior year reserve reestimates for pre-2021 accident years	(34)
Prior year reserve reestimates for ULAE	(70)
Other	—
Total prior year reserve reestimates	$ (1,624)

	Cumulative paid claims and allocated claims adjustment expenses, net of recoverables				
	For the years ended December 31,				
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	
Accident year	2021	2022	2023	2024	2025
2021	$ 3,574	$ 7,341	$ 9,157	$ 10,105	$ 10,560
2022	—	4,466	9,098	11,087	12,039
2023	—	—	5,094	9,875	11,905
2024	—	—	—	5,211	10,055
2025	—	—	—	—	5,460
				Total	$ 50,019
All outstanding liabilities before 2021, net of recoverables					1,390
Liabilities for claims and claim adjustment expenses, net of recoverables					$ 21,521

Average annual percentage payout of incurred claims by age, net of recoverables, as of December 31, 2025

	1 year	2 years	3 years	4 years	5 years	After 5 years
Auto insurance – liability coverage	33.8 %	33.4 %	15.1 %	7.8 %	4.1 %	5.8 %

Auto insurance – physical damage coverage

($ in millions, except number of reported claims)	Incurred claims and allocated claim adjustment expenses, net of recoverables					Prior year reserve reestimates	IBNR reserves plus expected development on reported claims	Cumulative number of reported claims (in thousands)
	For the years ended December 31,						As of December 31, 2025	
	(unaudited) 2021	(unaudited) 2022	(unaudited) 2023	(unaudited) 2024	2025			
Accident year								
2021	$ 7,236	$ 7,264	$ 7,225	$ 7,230	$ 7,230	$ —	$ 3	4,633
2022	—	9,324	9,011	9,052	9,052	—	6	4,979
2023	—	—	9,441	9,099	9,072	(27)	(7)	4,807
2024	—	—	—	8,548	8,337	(211)	8	4,385
2025	—	—	—	—	7,697		576	3,830
				Total	$ 41,388	$ (238)		

Reconciliation to total prior year reserve reestimates recognized by line

Prior year reserve reestimates for pre-2021 accident years	(8)
Prior year reserve reestimates for ULAE	(10)
Other	—
Total prior year reserve reestimates	$ (256)

Accident year	Cumulative paid claims and allocated claims adjustment expenses, net of recoverables				
	For the years ended December 31,				
	(unaudited) 2021	(unaudited) 2022	(unaudited) 2023	(unaudited) 2024	2025
2021	$ 6,803	$ 7,306	$ 7,250	$ 7,229	$ 7,227
2022	—	8,264	9,101	9,059	9,046
2023	—	—	8,498	9,104	9,079
2024	—	—	—	7,826	8,329
2025	—	—	—	—	7,121
				Total	$ 40,802

All outstanding liabilities before 2021, net of recoverables	11
Liabilities for claims and claim adjustment expenses, net of recoverables	$ 597

Average annual percentage payout of incurred claims by age, net of recoverables, as of December 31, 2025

	1 year	2 years	3 years	4 years	5 years	After 5 years
Auto insurance – physical damage coverage	93.1 %	7.2 %	(0.5)%	(0.2)%	— %	0.4 %

Homeowners insurance

($ in millions, except number of reported claims)	Incurred claims and allocated claim adjustment expenses, net of recoverables					Prior year reserve reestimates	IBNR reserves plus expected development on reported claims	Cumulative number of reported claims (in thousands)
	For the years ended December 31,							
	(unaudited)	(unaudited)	(unaudited)	(unaudited)			As of December 31, 2025	
Accident year	2021	2022	2023	2024	2025			
2021	$ 6,318	$ 6,465	$ 6,522	$ 6,563	$ 6,510	$ (53)	$ 55	999
2022	—	6,562	6,515	6,488	6,516	28	169	795
2023	—	—	9,097	8,626	8,525	(101)	320	1,033
2024	—	—	—	8,608	8,657	49	710	1,091
2025	—	—	—	—	8,929		2,715	819
				Total	$ 39,137	$ (77)		

Reconciliation to total prior year reserve reestimates recognized by line

Prior year reserve reestimates for pre-2021 accident years		27
Prior year reserve reestimates for ULAE		34
Other		—
Total prior year reserve reestimates	$	**(16)**

Cumulative paid claims and allocated claims adjustment expenses, net of recoverables

	For the years ended December 31,				
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	
Accident year	2021	2022	2023	2024	2025
2021	$ 4,464	$ 6,060	$ 6,294	$ 6,409	$ 6,455
2022	—	3,910	5,961	6,231	6,347
2023	—	—	5,798	7,830	8,205
2024	—	—	—	5,753	7,947
2025	—	—	—	—	6,214
				Total	$ 35,168
All outstanding liabilities before 2021, net of recoverables					153
Liabilities for claims and claim adjustment expenses, net of recoverables				$	4,122

Average annual percentage payout of incurred claims by age, net of recoverables, as of December 31, 2025

	1 year	2 years	3 years	4 years	5 years	After 5 years
Homeowners insurance	66.5 %	26.3 %	4.0 %	1.8 %	0.7 %	0.7 %

Reconciliation of the net incurred and paid claims development tables above to the reserve for property and casualty insurance claims and claims expense

($ in millions)	As of December 31, 2025
Net outstanding liabilities	
Allstate Protection	
Auto insurance - liability coverage	$ 21,521
Auto insurance - physical damage coverage	597
Homeowners insurance	4,122
Other personal lines	2,664
Commercial lines	1,133
Other business lines	93
Protection Services	60
Run-off Property-Liability [1]	1,326
ULAE	1,551
Other	—
Net reserve for property and casualty insurance claims and claims expense	**33,067**
Recoverables	
Allstate Protection	
Auto insurance - liability coverage	6,301
Auto insurance - physical damage coverage	18
Homeowners insurance	679
Other personal lines	204
Commercial lines	231
Other business lines	14
Protection Services	12
Run-off Property-Liability	419
ULAE	134
Total recoverables	**8,012**
Gross reserve for property and casualty insurance claims and claims expense	**$ 41,079**

[1] Run-off Property-Liability includes business in run-off with most of the claims related to accident years more than 40 years ago. IBNR reserves represent $761 million of the total reserves as of December 31, 2025.

Note 11 Reinsurance and Indemnification

Effects of reinsurance and indemnification on property and casualty premiums written and earned and accident and health insurance premiums and contract charges

($ in millions)	For the years ended December 31, 2025	2024	2023
Property and casualty insurance premiums written			
Direct	$ 64,596	$ 60,574	$ 54,632
Assumed	385	352	396
Ceded	(2,429)	(2,203)	(2,018)
Property and casualty insurance premiums written, net of recoverables	**$ 62,552**	**$ 58,723**	**$ 53,010**
Property and casualty insurance premiums earned			
Direct	$ 62,511	$ 58,221	$ 52,301
Assumed	389	377	358
Ceded	(2,397)	(2,210)	(1,989)
Property and casualty insurance premiums earned, net of recoverables	**$ 60,503**	**$ 56,388**	**$ 50,670**
Accident and health insurance premiums and contract charges			
Direct	$ 1,188	$ 1,945	$ 1,865
Assumed	42	26	28
Ceded	(284)	(50)	(47)
Accident and health insurance premiums and contract charges, net of recoverables [(1)]	**$ 946**	**$ 1,921**	**$ 1,846**

Effects of reinsurance ceded and indemnification programs on property and casualty insurance claims and claims expense and accident, health and other policy benefits

($ in millions)	For the years ended December 31, 2025	2024	2023
Property and casualty insurance claims and claims expense [(2)]	$ (1,348)	$ (1,716)	$ (633)
Accident, health and other policy benefits [(1)]	(254)	(36)	(44)

(1) Includes group health business sold through reinsurance to Nationwide Life Insurance Company.

(2) 2025 includes ceded losses to the Nationwide Reinsurance Program for the California wildfires.

Reinsurance and indemnification recoverables, net

($ in millions)	As of December 31, 2025	2024
Property and casualty		
Paid and due from reinsurers and indemnitors	$ 267	$ 285
Unpaid losses estimated (including IBNR)	8,012	8,602
Total property and casualty	**$ 8,279**	**$ 8,887**
Accident and health insurance	222	37
Total	**$ 8,501**	**$ 8,924**

Rollforward of credit loss allowance for reinsurance recoverables

($ in millions)	For the years ended December 31, 2025	2024
Property and casualty [(1) (2)]		
Beginning balance	$ (63)	$ (62)
Increase in the provision for credit losses	(1)	(1)
Write-offs	10	—
Ending balance	**$ (54)**	**$ (63)**

(1) Primarily related to Run-off Property-Liability reinsurance ceded.

(2) Indemnification recoverables are considered collectible based on the industry pool and facility enabling legislation.

Property and casualty reinsurance and indemnifications recoverables

Property and casualty programs are grouped by the following characteristics:

1. Indemnification programs - industry pools, facilities or associations that are governed by state insurance statutes or regulations or the federal government.

2. Catastrophe reinsurance programs - reinsurance protection for catastrophe exposure nationwide and by specific states, as applicable.

3. Other reinsurance programs - reinsurance protection for asbestos, environmental and other liability exposures as well as commercial lines, including the shared economy program currently in run-off.

The Company purchases reinsurance after evaluating the financial condition of the reinsurer as well as the terms and price of coverage.

Indemnification programs The Company participates in state-based industry pools or facilities mandating participation by insurers offering certain coverage in their state, including the Michigan Catastrophic Claims Association ("MCCA"), the New Jersey Property-Liability Insurance Guaranty Association ("PLIGA"), the North Carolina Reinsurance Facility ("NCRF") and the Florida Hurricane Catastrophe Fund ("FHCF"). When the Company pays qualifying claims under the coverage indemnified by a state's pool or facility, the Company is reimbursed for the qualifying claim losses and expenses. Each state pool or facility may assess participating companies to collect sufficient amounts to meet its total indemnification requirements. The enabling legislation for each state's pool or facility compels the pool or facility only to indemnify participating companies for qualifying claim losses and expenses; the state pool or facility does not underwrite the coverage or take on the ultimate risk of the indemnified business. As a pass through, these pools or facilities manage the receipt of assessments paid by participating companies and payment of indemnified amounts for covered claims presented by participating companies. The Company has not had any credit losses related to these indemnification programs.

State-based industry pools or facilities

Michigan Catastrophic Claims Association The MCCA is a statutory indemnification mechanism for member insurers' qualifying Personal Injury Protection ("PIP") claims paid for the unlimited lifetime medical benefits above the applicable retention level for qualifying injuries from automobile, motorcycle and commercial vehicle accidents. Indemnification recoverables on paid and unpaid claims, including IBNR, as of December 31, 2025 and 2024 include $5.83 billion and $6.48 billion, respectively, from the MCCA for its indemnification obligation.

The MCCA is funded by annually assessing participating member companies actively writing motor vehicle coverage in Michigan on a per vehicle basis. The MCCA's calculation of the annual assessment is based upon the total of members' actuarially determined present value of expected payments on lifetime claims by all persons expected to be catastrophically injured in that year and ultimately qualify for MCCA reimbursement, its operating expenses, and adjustments for the amount of excesses or deficiencies in prior assessments. The assessment is incurred by the Company as policies are written and recovered as a component of premiums from the Company's customers.

The MCCA indemnifies qualifying claims of all current and former member companies (whether or not actively writing motor vehicle coverage in Michigan) for qualifying claims and claims expenses incurred while the member companies were actively writing the mandatory PIP coverage in Michigan. Member companies actively writing automobile coverage in Michigan include the MCCA annual assessments in determining the level of premiums to charge insureds in the state.

As required for member companies by the MCCA, the Company reports covered paid and unpaid claims to the MCCA when estimates of loss for a reported claim are expected to exceed the retention level, the claims involve certain types of severe injuries, or there are litigation demands received suggesting the claim value exceeds certain thresholds. The retention level is adjusted upward every other MCCA fiscal year by the lesser of 6% or the increase in the consumer price index. The retention level is $675 thousand per claim for the fiscal two-years ending June 30, 2027 compared to $635 thousand per claim for the fiscal two-years ending June 30, 2025.

The MCCA is obligated to fund the ultimate liability of member companies' qualifying claims and claim expenses. The MCCA does not underwrite the insurance coverage or hold any underwriting risk.

The MCCA indemnifies members as qualifying claims are paid and billed by members to the MCCA. Unlimited lifetime covered losses result in significant levels of ultimate incurred claim reserves being recorded by member companies along with offsetting indemnification recoverables. Disputes with claimants over coverage on certain reported claims can result in additional losses, which may be recoverable from the MCCA, excluding litigation expenses.

The MCCA annual assessments fund current operations, member company reimbursements and any deficit. The MCCA prepares statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the State of Michigan Department of Insurance and Financial Services ("MI DOI"). The MI DOI has granted the MCCA a statutory permitted practice that expires on June 30, 2028 to discount its liabilities for loss and loss adjustment expense. As of June 30, 2025, the date of its most recent annual financial report, the MCCA had cash and invested assets of $23.19 billion and an accumulated deficit of $1.76 billion. The permitted practice reduced the accumulated deficit by $50.00 billion.

New Jersey Property-Liability Insurance Guaranty Association PLIGA serves as the statutory administrator of the Unsatisfied Claim and Judgment Fund ("UCJF"), Workers' Compensation Security Fund and the New Jersey Surplus Lines Insurance Guaranty Fund.

In addition to its insolvency protection responsibilities, PLIGA reimburses insurers for unlimited excess medical benefits ("EMBs") paid in connection with PIP claims in excess of $75,000 for policies issued or renewed prior to January 1, 1991, and limited EMB claims in excess of $75,000 and capped at $250,000 for policies issued or renewed on or after January 1, 1991, to December 31, 2003.

The amounts of paid and unpaid recoverables as of December 31, 2025 and 2024 were $347 million and $370 million, respectively.

PLIGA annually assesses all admitted property and casualty insurers writing covered lines in New Jersey for PLIGA indemnification and expenses. PLIGA assessments may be recouped as a surcharge on premiums collected. PLIGA does not ultimately retain underwriting risk as it assesses member companies for their expected qualifying losses to provide funding for payment of its indemnification obligation to member companies for their actual losses. As a pass through, PLIGA facilitates these transactions of receipt of assessments paid by member companies and payment to member companies for covered claims presented by them for indemnification. Assessments paid by the Company to PLIGA for the EMB program totaled $8 million in 2025. As of December 31, 2024, the date of its most recent annual financial report, PLIGA had a fund balance of $299 million.

North Carolina Reinsurance Facility The NCRF provides automobile liability insurance to drivers that private market insurers are not otherwise willing to insure. All insurers licensed to write automobile insurance in North Carolina are members of the NCRF. Premiums, losses and expenses are assigned to the NCRF. North Carolina law allows the NCRF to recoup operating losses for certain insureds through a surcharge to policyholders. As of September 30, 2025, the NCRF reported $526 million in members' equity. The NCRF implemented a recoupment surcharge on all private passenger and commercial fleet policies effective October 1, 2025, through September 30, 2026. The NCRF results are shared by the member companies in proportion to their respective North Carolina automobile liability writings. As of December 31, 2025, our NCRF recoverables on paid claims was $74 million and recoverables on unpaid claims was $371 million. Paid recoverable balances, if covered, are typically settled within sixty days of monthly filing.

Florida Hurricane Catastrophe Fund Allstate subsidiaries Castle Key Insurance Company ("CKIC") and Castle Key Indemnity Company (together with CKIC, "Castle Key"), Integon National Insurance Company and Century-National Insurance Company participate in the mandatory coverage provided by the FHCF and therefore have access to reimbursement for certain qualifying Florida hurricane losses from the

FHCF. The companies have exposure to assessments and pay annual premiums to the FHCF for this reimbursement protection. The FHCF has the authority to issue bonds to pay its obligations to participating insurers in excess of its capital balances. Payment of these bonds is funded by emergency assessments on all property and casualty premiums in the state, except workers' compensation, medical malpractice, accident and health insurance and policies written under the National Flood Insurance Program ("NFIP"). The FHCF emergency assessments are limited to 6% of premiums per year beginning the first year in which reimbursements require the issuance of a revenue bond, and up to a total of 10% of premiums per year for assessments in the second and subsequent years, if required to fund additional bonds. The FHCF has not issued an emergency assessment since 2015.

Annual premiums ceded to the FHCF were $18 million, $23 million and $28 million in 2025, 2024 and 2023, respectively. Qualifying losses were $(28) million in 2025 due to a reduction in the expected recoveries for Hurricane Ian, $(1) million in 2024 including final settlements related to Hurricane Michael recoveries and $(6) million in 2023 including final settlements related to Hurricane Irma recoveries.

For qualifying losses to personal lines property in Florida caused by storms the National Hurricane Center declares to be hurricanes, the Florida Program has three mandatory FHCF inuring contracts providing a combined $173 million of limits, 90% placed. Additionally, the National General Lender Services Standalone Program has one FHCF inuring contract that provides $97 million of limits in excess of a $51 million retention, 90% placed. The amounts recoverable from the FHCF totaled $29 million and $73 million as of December 31, 2025 and 2024, respectively.

Federal Government - National Flood Insurance Program NFIP is a program administered by the Federal Emergency Management Agency ("FEMA") whereby the Company sells and services NFIP flood insurance policies as an agent of FEMA and receives fees for its services. The Company is fully indemnified for claims and claim expenses and does not retain any ultimate risk for the indemnified business. The federal government is obligated to pay all claims and certain allocated loss adjustment expenses in accordance with the arrangement.

Congressional authorization for the NFIP is periodically evaluated and may be subjected to freezes, including when the federal government experiences a shutdown. Congress must periodically renew the funding of the program as well as consider reforms to the program that would be incorporated in legislation to reauthorize the NFIP. As of September 30, 2025, the NFIP owes $22.5 billion to the U.S. Treasury. On February 3, 2026, the president signed legislation passed by Congress that extends the NFIP authorization until September 30, 2026. Should authorization lapse, existing policies remain valid, but insurance companies operating on behalf of the NFIP may not enter into new flood insurance contracts. The program will also have limited ability to issue increased coverage on existing policies, or issue renewal policies. The NFIP has the authority to process and pay new and existing flood insurance claims from the National Flood Insurance Fund and the National Flood Insurance Reserve Fund, but its borrowing capacity is reduced to $1 billion.

The amounts recoverable as of December 31, 2025 and 2024 were $22 million and $279 million, respectively. Annual premiums ceded to NFIP include $409 million, $368 million and $327 million in 2025, 2024 and 2023, respectively. Qualifying losses incurred that are ceded to NFIP include $111 million, $618 million and $102 million in 2025, 2024 and 2023, respectively.

Catastrophe reinsurance The Company's reinsurance program is designed to provide reinsurance protection for catastrophes resulting from multiple perils including hurricanes, windstorms, hail, tornadoes, winter storms, wildfires, earthquakes and fires following earthquakes.

- The Company purchases reinsurance from traditional reinsurance companies as well as the insurance-linked securities ("ILS") market.

- The majority of the Company's program comprises multi-year contracts, primarily placed in the traditional reinsurance market, such that generally one-third of the program is renewed every year.

- Coverage is generally purchased on a broad geographic, product line and multiple peril loss basis.

- Florida personal lines property is covered by separate agreements, as the risk of loss is different and the Company's subsidiaries operating in this state are separately capitalized.

The Company's current catastrophe reinsurance program utilizes the Company's risk and return framework which is intended to provide shareholders with long-term returns on the risks assumed in the property business, reduce earnings volatility and provide protection to customers. This framework incorporates the Company's robust economic capital model and is informed by catastrophe risk models including hurricanes, earthquakes and wildfires. The Company monitors risk both in the aggregate and by peril, while also evaluating model performance relative to experience and its expectations of catastrophe risk trends. As of December 31, 2025, the modeled 1-in-100 probable maximum loss for hurricane, earthquake and wildfire perils is approximately $3.1 billion, net of reinsurance. The Company continually reviews its aggregate risk appetite and the cost and availability of reinsurance to optimize the risk and return profile of this exposure. The following catastrophe reinsurance agreements are in effect as of December 31, 2025.

The Nationwide Excess Catastrophe Reinsurance Program (the "Nationwide Program") provides per occurrence coverage to protect against a large single event up to $9.51 billion of loss less a $1.00 billion retention and is subject to the percentage of reinsurance placed in each of its agreements. It also

provides aggregate coverage to protect against an aggregation of losses from multiple events up to $500 million for catastrophe loss events in excess of a deductible of $50 million per event with $56 million of limit utilized by expected recoveries. Property business in the state of Florida is excluded from this program. Separate reinsurance agreements address the distinct needs of separately capitalized legal entities. The Nationwide Program includes reinsurance agreements with both the traditional and ILS markets as described below:

- *Core traditional market multi-year and per occurrence agreements* provide $6.08 billion of placed limits for losses from a large single catastrophe event and are comprised of the following:

  - Contracts providing combined $3.24 billion of placed limits for a large single catastrophe event exhausting at $4.25 billion, with one annual reinstatement.

  - Three multi-year contracts providing combined $336 million of placed limits with two of the contracts providing one reinstatement of limits over each contract's term.

  - Five single-year contracts providing combined $2.50 billion of placed limits filling capacity around the multi-year and ILS placements, with two contracts providing one reinstatement of limits.

- *ILS placements* provide $2.70 billion of placed limits, with no reinstatement of limits, and are comprised of the following:

  - Ten contracts providing occurrence coverage of $2.20 billion of placed limits, reinsuring losses in all states except Florida caused by named storms, earthquakes and fire following earthquakes, severe weather, wildfires, and other naturally occurring or man-made events determined to be a catastrophe by the Company.

  - One contract providing occurrence and aggregate coverage of $175 million of placed limits, also provides that for each annual period beginning April 1, Allstate declared catastrophes to personal lines property and automobile business can be aggregated to erode the aggregate retention and qualify for coverage under the aggregate limits. Recoveries are limited to the ultimate net loss from the reinsured event.

  - Two contracts, providing aggregate coverage of $325 million of placed limits, with $56 million of limit utilized by expected recoveries.

Florida Program Our 2025 Florida Program provides coverage for property policies of CKIC and certain affiliate companies for Florida catastrophe events up to $1.10 billion of loss less a $30 million retention. This includes coverage for events up to $951 million of loss less a $30 million retention, in addition to the FHCF which provides a combined placed limit of $156 million.

The Florida Program includes reinsurance agreements placed in the traditional market, the FHCF and the ILS market as follows:

- For qualifying losses to personal lines property in Florida caused by storms the National Hurricane Center declares to be hurricanes, the Florida Program has three mandatory FHCF inuring contracts providing a combined $173 million of limits, 90% placed.

- *Traditional market* placements comprise reinsurance limits for losses to personal lines property in Florida arising out of multiple perils including those not covered by the FHCF contracts. One contract provides combined $405 million of placed limit with one automatic reinstatement of limits with premium due, while a separate contract provides coverage to partially offset these reinstatement premiums. An additional contract provides $66 million of reinsurance limit for a second event.

- *ILS placements* provide $516 million of placed limits for qualifying losses to personal lines property in Florida caused by a named storm event, a severe weather event, an earthquake event, a fire event, a volcanic eruption event, or a meteorite impact event.

National General Lender Services Standalone Program is placed in the traditional market and provides $410 million of placed limits, subject to a $90 million retention, with one automatic reinstatement of limits. Inuring contracts include the National General FHCF contract providing $97 million of limits in excess of a $51 million retention, 90% placed.

U.S. Homeowners Aggregate A seven-month duration aggregate contract was placed with a risk period of June 1, 2025 to December 31, 2025. This contract provided $325 million of placed limit in excess of a $3.50 billion retention for US Homeowners catastrophe events, including the state of Florida. Inuring contracts included the Florida Program and National General Lender Services Standalone Program.

National General Flood Excess of Loss Reinsurance Contract provides $50 million of placed limits, subject to a $20 million retention, with one automatic reinstatement of limits.

Kentucky Earthquake Excess Catastrophe Reinsurance Contract is placed in the traditional market and provides $28 million of placed limits, subject to a $2 million retention with one reinstatement of limits.

Canada Catastrophe Excess of Loss Reinsurance Contract is placed in the traditional market and provides CAD 478 million of placed limits, subject to a CAD 100 million retention, with one reinstatement of limits.

The Company has not experienced credit losses on its catastrophe reinsurance programs. The total cost of the property catastrophe reinsurance program was $1.23 billion, $1.11 billion and $1.02 billion in 2025, 2024 and 2023, respectively.

Other reinsurance programs The Company's other reinsurance programs relate to commercial lines and asbestos, environmental and other liability exposures. The largest reinsurance recoverable balance the Company had outstanding was $156 million and $175 million from Lloyd's of London as of December 31, 2025 and 2024, respectively.

Note 12 Capital Structure

Debt includes senior notes, senior debentures, subordinated debentures and junior subordinated debentures issued by the Corporation. The Company classifies any borrowings which have a maturity of twelve months or less at inception as short-term debt. As of December 31, 2025 and 2024, the Company did not have any short-term borrowings.

Total debt outstanding

($ in millions)	As of December 31,	
	2025	2024
0.750% Senior Notes, due 2025 [1]	$ —	$ 600
3.280% Senior Notes, due 2026 [1]	550	550
5.050% Senior Notes, due 2029 [1]	500	500
1.450% Senior Notes, due 2030 [1]	600	600
Due in one year through five years	**1,650**	**2,250**
6.125% Senior Notes, due 2032 [1]	159	159
5.250% Senior Notes due 2033 [1]	750	750
5.350% Senior Notes due 2033 [1]	323	323
5.550% Senior Notes due 2035 [1]	546	546
Due after five years through ten years	**1,778**	**1,778**
5.950% Senior Notes, due 2036 [1]	386	386
6.900% Senior Debentures, due 2038	165	165
5.200% Senior Notes, due 2042 [1]	62	62
4.500% Senior Notes, due 2043 [1]	500	500
4.200% Senior Notes, due 2046 [1]	700	700
3.850% Senior Notes, due 2049 [1]	500	500
Floating Rate Subordinated Debentures, due 2053	500	500
Floating Rate Subordinated Debentures, due 2053	800	800
6.500% Junior Subordinated Debentures, due 2067	500	500
Due after ten years	**4,113**	**4,113**
Long-term debt total principal	**7,541**	**8,141**
Debt issuance costs [2]	(51)	(56)
Total debt	**$ 7,490**	**$ 8,085**

[1] Senior Notes are subject to redemption at the Company's option in whole or in part at any time at the greater of either 100% of the principal amount plus accrued and unpaid interest to the redemption date or the discounted sum of the present values of the remaining scheduled payments of principal and interest and accrued and unpaid interest to the redemption date.

[2] Unamortized debt issuance costs are reported in debt and are amortized over the expected period the debt will remain outstanding.

Debt maturities

Debt maturities for each of the next five years and thereafter (excluding issuance costs and other)

($ in millions)	
2026	$ 550
2027	—
2028	—
2029	500
2030	600
Thereafter	5,891
Total long-term debt principal	**$ 7,541**

Repayment of debt On December 15, 2025, the Company repaid, at maturity, $600 million of 0.75% Senior Notes.

Subordinated Debentures The Subordinated Debentures may be redeemed in whole at any time or in part from time to time at their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; provided that if the Subordinated Debentures are not redeemed in whole, at least $25 million aggregate principal amount must remain outstanding.

Interest on the $500 million Subordinated Debentures is payable quarterly at the annual rate equal to the three-month SOFR plus 3.427% and interest on the $800 million Subordinated Debentures is payable quarterly at an annual rate equal to the three-month SOFR plus 3.200%.

Junior Subordinated Debentures As of December 31, 2025, the Company had outstanding $500 million of Series A 6.500% Fixed-to-Floating Rate Junior Subordinated Debentures ("Junior Subordinated Debentures"). The scheduled maturity date for the Debentures is May 15, 2057 with a final maturity date of May 15, 2067. The Junior Subordinated Debentures may be redeemed (i) in whole or in part, at any time on or after May 15, 2037 at the principal amount plus accrued and unpaid interest to the date of redemption, or (ii) in certain circumstances, in whole or in part, prior to May 15, 2037 at the principal amount plus accrued and unpaid interest to the date of redemption or, if greater, a make-whole price.

Interest on the Junior Subordinated Debentures is payable semi-annually at the stated fixed annual rate to May 15, 2037, and then payable quarterly at an annual rate equal to the CME Term SOFR Reference Rate published for a three-month tenor plus a spread adjustment of 0.26161%. The Company may elect at one or more times to defer payment of interest on the Junior Subordinated Debentures for one or more consecutive interest periods that do not exceed 10 years. Interest compounds during such deferral periods at the rate in effect for each period. The interest deferral feature obligates the Company in certain circumstances to issue common stock or certain other types of securities if it cannot otherwise raise sufficient funds to make the required interest payments. The Company has reserved 75 million shares of its authorized and unissued common stock to satisfy this obligation.

The terms of the Subordinated Debentures and Junior Subordinated Debentures prohibit the Company from declaring or paying any dividends or distributions on common or preferred stock or redeeming, purchasing, acquiring, or making liquidation payments on common stock or preferred stock if the Company has elected to defer interest payments on the Subordinated Debentures or Junior Subordinated Debentures, respectively, subject to certain limited exceptions.

In connection with the issuance of the Junior Subordinated Debentures, the Company entered into a replacement capital covenant ("RCC"). This covenant was not intended for the benefit of the holders of the Junior Subordinated Debentures and could not be enforced by them. Rather, it was for the benefit of holders of one or more other designated series of the Company's indebtedness ("covered debt"), currently the $800 million Floating Rate Subordinated Debentures due in 2053. Pursuant to the RCC, the Company has agreed that it will not repay, redeem, or purchase the Junior Subordinated Debentures on or before May 15, 2067 (or such earlier date on which the RCC terminates by its terms) unless, subject to certain limitations, the Company has received net cash proceeds in specified amounts from the sale of common stock or certain other qualifying securities. The promises and covenants contained in the RCC will not apply if (i) S&P upgrades the Company's issuer credit rating to A or above, (ii) the Company redeems the Junior Subordinated Debentures due to a tax event, (iii) after notice of redemption has been given by the Company and a market disruption event occurs preventing the Company from raising proceeds in accordance with the RCC, or (iv) the Company repurchases or redeems up to 10% of the outstanding principal of the Junior Subordinated Debentures in any one-year period, provided that no more than 25% will be so repurchased, redeemed or purchased in any ten-year period.

The RCC terminates in 2067. The RCC will terminate prior to its scheduled termination date if (i) the Junior Subordinated Debentures are no longer outstanding and the Company has fulfilled its obligations under the RCC or it is no longer applicable, (ii) the holders of a majority of the then-outstanding principal amount of the then-effective series of covered debt consent to agree to the termination of the RCC, (iii) the Company does not have any series of outstanding debt that is eligible to be treated as covered debt under the RCC, (iv) the Junior Subordinated Debentures are accelerated as a result of an event of default, (v) certain rating agency or change in control events occur, (vi) S&P, or any successor thereto, no longer assigns a solicited rating on senior debt issued or guaranteed by the Company, or (vii) the termination of the RCC would have no effect on the equity credit provided by S&P with respect to the Junior Subordinated Debentures. An event of default, as defined by the supplemental indenture, includes default in the payment of interest or principal and bankruptcy proceedings.

Other capital resources To manage short-term liquidity, the Company maintains a commercial paper program with a borrowing capacity up to $750 million. In addition, the Company has access to an unsecured revolving credit facility agreement with a borrowing limit of $750 million. The maturity date is November 2027. This facility contains an increase provision that would allow up to an additional $500 million of borrowing. This facility has a financial covenant requiring the Company not to exceed a 37.5% debt to capitalization ratio as defined in the agreement. Although the right to borrow under the facility is not subject to a minimum rating requirement, the costs of maintaining the facility and borrowing under it are based on the ratings of the Company's senior unsecured, unguaranteed long-term debt. The total amount outstanding at any point in time under the combination of the commercial paper program and the credit facility cannot exceed the amount that can be borrowed under the credit facility. As of December 31, 2025 or 2024, there were no balances outstanding for the credit facility or the commercial paper facility.

The Company paid $395 million, $395 million and $355 million of interest on debt in 2025, 2024 and 2023, respectively.

The Company had $258 million and $215 million of investment-related debt that is reported in other liabilities and accrued expenses as of December 31, 2025 and 2024, respectively.

The Company has access to a universal shelf registration statement with the SEC that was filed on April 30, 2024 and expires in 2027. The registration statement covers an unspecified amount of debt securities, common stock, preferred stock, depositary shares, warrants, stock purchase contracts and stock purchase units.

Common stock The Company had 900 million shares of issued common stock of which 260 million shares were outstanding and 640 million shares were held in treasury as of December 31, 2025. In 2025, the

Company acquired 6 million shares and reissued 1 million net shares under equity incentive plans.

Preferred stock All outstanding preferred stock represents noncumulative perpetual preferred stock with a $1.00 par value per share and a liquidation preference of $25,000 per share.

Total preferred stock outstanding

	As of December 31,		Aggregate liquidation preference ($ in millions)		Dividend rate	Dividend per depository share [1]			Aggregate dividend payment ($ in millions)		
	2025	2024	2025	2024		2025	2024	2023	2025	2024	2023
Series G [2]	—	—	$ —	$ —	5.625 %	$ —	$ —	$ 0.70	$ —	$ —	$ 16 [3]
Series H	46,000	46,000	1,150.0	1,150.0	5.100	1.28	1.28	1.28	59	59	59
Series I	12,000	12,000	300.0	300.0	4.750	1.19	1.19	1.19	14	14	14
Series J	24,000	24,000	600.0	600.0	7.375	1.84	1.84	0.75	44	44	18
Total	82,000	82,000	$ 2,050	$ 2,050					$ 117	$ 117	$ 107

[1] Each depository share represents a 1/1,000th interest in a share of preferred stock.

[2] On April 17, 2023, the Company redeemed all outstanding shares of Preferred Stock Series G.

[3] Excludes $18 million related to original issuance costs in preferred stock dividends on the Consolidated Statements of Operations and Consolidated Statements of Shareholders' Equity as a result of the preferred stock redemption.

The preferred stock ranks senior to the Company's common stock with respect to the payment of dividends and liquidation rights. The Company will pay dividends on the preferred stock on a noncumulative basis only when, as and if declared by the Company's board of directors (or a duly authorized committee of the board) and to the extent that the Company has legally available funds to pay dividends. If dividends are declared on the preferred stock, they will be payable quarterly in arrears at an annual fixed rate. Dividends on the preferred stock are not cumulative. Accordingly, in the event dividends are not declared on the preferred stock for payment on any dividend payment date, then those dividends will cease to be payable. If the Company has not declared a dividend before the dividend payment date for any dividend period, the Company has no obligation to pay dividends for that dividend period, whether or not dividends are declared for any future dividend period. No dividends may be paid or declared on the Company's common stock and no shares of the Company's common stock may be repurchased unless the full dividends for the latest completed dividend period on the preferred stock have been declared and paid or provided for.

The preferred stock does not have voting rights except with respect to certain changes in the terms of the preferred stock, in the case of certain dividend nonpayment, certain other fundamental corporate events, mergers or consolidations and as otherwise provided by law. If and when dividends have not been declared and paid in full for at least six quarterly dividend periods or their equivalent (whether or not consecutive), the authorized number of directors then constituting the Company's board of directors will be increased by two. The holders of the preferred stock, together with the holders of all other affected classes and series of voting parity stock, voting as a single class, will be entitled to elect the two additional members of the board of directors of the Company, subject to certain conditions. The board of directors shall at no time have more than two preferred stock directors.

The preferred stock is perpetual and has no maturity date. The preferred stock is redeemable at the Company's option in whole or in part, on or after October 15, 2024 for Series H, January 15, 2025 for Series I and July 15, 2028 for Series J at a redemption price of $25,000 per share, plus declared and unpaid dividends. Prior to July 15, 2028 for Series J, the preferred stock is redeemable at the Company's option, in whole but not in part, within 90 days after the occurrence of certain regulatory capital events at a redemption price equal to $25,000 per share or within 90 days after the occurrence of a certain rating agency event at a redemption price equal to $25,500 per share, plus declared and unpaid dividends.

Note 13 Company Restructuring

The Company undertakes various programs to reduce expenses. These programs generally involve a reduction in staffing levels, and in certain cases, office closures. Restructuring and related charges primarily include the following costs related to these programs:

- *Employee* - severance and relocation benefits

- *Exit* - contract termination penalties and real estate costs primarily related to accelerated amortization of right-of-use assets and related leasehold improvements at facilities to be vacated

The expenses related to these activities are included in the Consolidated Statements of Operations as restructuring and related charges and totaled $61 million, $61 million and $169 million in 2025, 2024 and 2023, respectively.

Restructuring expenses in 2025 primarily relate to streamlining the organization and outsourcing certain aspects of operations. These charges are primarily recorded in the Allstate Protection segment. The Company continues to identify ways to improve operating efficiency and reduce cost which may result in additional restructuring charges in the future.

Restructuring activity during the period

($ in millions)	Employee costs	Exit costs	Total liability
Restructuring liability as of December 31, 2024	$ 25	$ 2	$ 27
Expense incurred	54	4	58
Adjustments to liability	3	—	3
Payments and non-cash charges	(62)	(3)	(65)
Restructuring liability as of December 31, 2025	$ 20	$ 3	$ 23

As of December 31, 2025, the cumulative amount incurred to date for active programs related to employee severance and relocation benefits expenses totaled $72 million.

Note 14 Commitments, Guarantees and Contingent Liabilities

Leases

The Company has certain operating leases for office facilities, computer and office equipment, and vehicles. The Company's leases have remaining lease terms of generally 1 year to 10 years which could include options to extend or terminate that varies across agreements.

The Company determines if an arrangement is a lease at inception. Leases with an initial term less than one year are not recorded on the balance sheet and the lease costs for these leases are recorded as an expense on a straight-line basis over the lease term. Operating leases with terms greater than one year result in a lease liability recorded in other liabilities and accrued expenses with a corresponding right-of-use ("ROU") asset recorded in other assets on the Consolidated Statements of Financial Position. As of December 31, 2025 and 2024, the Company had $184 million and $235 million in lease liabilities and $154 million and $165 million in ROU assets, respectively.

Operating lease liabilities are recognized at the commencement date based on the present value of future minimum lease payments over the lease term. ROU assets are recognized based on the corresponding lease liabilities adjusted for qualifying initial direct costs, prepaid or accrued lease payments and unamortized lease incentives. As most of the Company's leases do not disclose the implicit interest rate, the Company uses collateralized incremental borrowing rates based on information available at lease commencement when determining the present value of future lease payments. The Company has lease agreements with lease and non-lease components, which are accounted for as a single lease. Lease terms may include options to extend or terminate the lease which are incorporated into the Company's measurements when it is reasonably certain that the Company will exercise the option.

Operating lease costs are recognized on a straight-line basis over the lease term and include interest expense on the lease liability and amortization of the ROU asset. Variable lease costs are expensed as incurred and include maintenance costs and real estate taxes. Lease costs are reported in operating costs and expenses and totaled $91 million, $92 million and $102 million, including $9 million, $14 million and $19 million of variable lease costs in 2025, 2024 and 2023, respectively.

Other information related to operating leases

	December 31,	
	2025	**2024**
Weighted average remaining lease term (years)	4	4
Weighted average discount rate	4.41 %	4.17 %

Maturity of lease liabilities

($ in millions)	Operating leases
2026	$ 67
2027	54
2028	32
2029	22
2030	14
Thereafter	11
Total lease payments	$ 200
Less: interest	(16)
Present value of lease liabilities	$ 184

Shared markets and state facility assessments

The Company is required to participate in assigned risk plans, reinsurance facilities and joint underwriting associations in various states that provide insurance coverage to individuals or entities that otherwise are unable to purchase such coverage from private insurers.

The Company routinely reviews its exposure to assessments from these plans, facilities and government programs and underwriting results related to these arrangements tend to be adverse. Because of the Company's participation, it may be exposed to losses that surpass the capitalization of these facilities or assessments from these facilities.

Florida Citizens Castle Key is subject to assessments from Citizens Property Insurance Corporation in the state of Florida ("FL Citizens"), which was initially created by the state of Florida to provide insurance to eligible property owners unable to obtain coverage in the private insurance market. FL Citizens, at the discretion and direction of its Board of Governors, may levy assessments if a deficit occurs in any calendar year. FL Citizens can impose a surcharge of up to 15% of premiums on its own policyholders to address a deficit in the Citizens Account. If a deficit remains after applying the policyholder surcharge, FL Citizens may levy an emergency assessment of up to 10% per year on all assessable premiums statewide until the deficit is eliminated. Companies are required to collect the emergency assessments directly from residential property policyholders and remit to FL Citizens as collected. Currently, the emergency assessment is zero for all policies issued or renewed on or after July 1, 2015.

Louisiana Citizens Louisiana Citizens Property Insurance Corporation ("LA Citizens") can levy a regular assessment on participating companies for a deficit in any calendar year up to a maximum of the greater of 10% of the calendar year deficit or 10% of Louisiana direct property premiums industry-wide for the prior calendar year. If the plan year deficit exceeds the amount that can be recovered through regular assessments, LA Citizens may fund the remaining deficit by issuing revenue assessment bonds in the capital markets. LA Citizens then declares emergency assessments each year to provide debt service on the bonds until they are retired. Companies writing assessable lines must surcharge their policyholders emergency assessments in the percentage established annually by LA Citizens and must remit amounts collected to the bond trustee on a quarterly basis. Emergency assessments to pay off bonds issued in 2007 for the hurricanes of 2005 continued through April 1, 2025 when LA Citizens terminated the 1.36% emergency assessment. No emergency assessments apply to policies effective on or after that date. Additionally, beginning January 1, 2025, LA Citizens implemented a temporary three-year waiver of its 10% Citizens surcharge on new and renewal policies to improve affordability.

Facilities such as FL Citizens and LA Citizens are generally designed so that the ultimate cost is borne by policyholders; however, the exposure to assessments from these facilities and the availability of recoupments or premium rate increases may not offset each other in the Company's financial statements. Moreover, even if they do offset each other, they may not offset each other in financial statements for the same fiscal period due to the ultimate timing of the assessments and recoupments or premium rate increases, as well as the possibility of policies not being renewed in subsequent years.

California Earthquake Authority Exposure to certain potential losses from earthquakes in California is limited by the Company's participation in the California Earthquake Authority ("CEA"), which provides insurance for California earthquake losses. The CEA is a privately financed, publicly managed state agency created to provide insurance coverage for earthquake damage. Insurers selling homeowners insurance in California are required to offer earthquake insurance to their customers either through their company or by participation in the CEA. The Company's homeowners policies continue to include coverages for losses caused by explosions, theft, glass breakage and fires following an earthquake, which are not underwritten by the CEA.

As of September 30, 2025, the CEA's capital balance was approximately $6.3 billion. Should losses arising from an earthquake cause a deficit in the CEA, an additional $2.7 billion would be obtained from the proceeds of revenue bonds the CEA may issue, an existing $7.7 billion reinsurance layer, $1.0 billion from policy surcharges, and finally, if needed, assessments on participating insurance companies. Participating insurers are required to pay an assessment, currently estimated not to exceed $1.7 billion, if the capital of the CEA falls below $350 million. Within the limits previously described, the assessment could be intended to restore the CEA's capital to a level of $350 million. There is no provision that allows insurers to recover assessments through a premium surcharge or other mechanism. The CEA's projected aggregate claim paying capacity is $19.3 billion as of September 30, 2025, and if an event were to result in claims greater than its capacity, affected policyholders may be paid a prorated portion of their covered losses, paid on an installment basis, or no payments may be made if the claim paying capacity of the CEA is insufficient.

All future assessments on participating CEA insurers are based on their share of the total CEA premiums written as of December 31 of the preceding year. As of December 31, 2025, the Company's market share was 7.9%. At the current level, the Company's maximum possible CEA assessment was $131 million during 2025. These amounts are re-evaluated by the board of directors of the CEA on an annual basis. Accordingly, assessments from the CEA for a particular quarter or annual period may be material to the results of operations and cash flows, but not the financial position of the Company. Management believes the Company's exposure to earthquake losses in California has been significantly reduced as a result of its participation in the CEA.

California FAIR Plan Association The California FAIR Plan Association ("FAIR Plan") is a syndicated fire insurance pool that provides coverage to California homeowners who are unable to find insurance in the voluntary market. FAIR Plan members are all insurers licensed to provide property and casualty insurance coverage in the state of California. Each member participates in the profits, losses and expenses of the FAIR Plan in direct proportion to its market share of business written in the state during the second preceding calendar year. If the FAIR Plan is unable to pay losses during a catastrophe event, it may seek regulatory approval to assess member companies based on their market share during the second preceding calendar year.

As a result of the January California wildfires, the FAIR Plan received regulatory approval on February 11, 2025 to assess member insurers $1.00 billion. The Company's personal lines and commercial lines average market share used for the assessment was 4.6% and 2.0%, respectively, net of credits. Members are allowed to request the state insurance commission's prior approval to collect temporary supplemental fees from policyholders in the state in order to recoup amounts assessed. Insurers may seek recoupment for 50% of their assessment share up to $1.00 billion, and 100% of amounts exceeding that threshold, for both residential and commercial property insurance. In 2025, the Company paid $45 million toward the FAIR Plan's $1 billion assessment and has received approval from the California Department of Insurance to recoup 50% of the amount paid.

As of September 30, 2025, the FAIR Plan's capital balance was a deficit of $444 million. At December 31, 2025, we have accrued for the Company's share of future estimated assessments based on the January 2025 wildfire event.

The Company's reinsurance program is designed to provide reinsurance protection for catastrophes resulting from multiple perils, including fires. Note 11 includes a summary of the Company's reinsurance program. Several of the Company's core traditional markets per occurrence agreements provide for the inclusion of non-recoupable assessments as part of the definition of loss.

Effective March 1, 2025 through February 28, 2026, the FAIR Plan's reinsurance program covers losses up to $7.1 billion less retention of $1.25 billion with $3.46 billion placed with reinsurers.

Texas Windstorm Insurance Association The Company participates as a member of the Texas Windstorm Insurance Association ("TWIA"), which provides wind and hail property coverage to coastal risks unable to procure coverage in the voluntary market. Wind and hail coverage is written on a TWIA-issued policy. TWIA follows a funding structure first utilizing currently available funds set aside from current and prior years. Under the current law, to the extent losses exceed premiums received from policyholders, TWIA utilizes a combination of reinsurance, TWIA-issued securities, as well as member and policyholder assessments to fund loss payments. As of December 31, 2025, the Company's participation rate in TWIA was 12.8%.

Any assessments from TWIA for a particular quarter or annual period may be material to the results of operations and cash flows, but not to the financial position of the Company.

North Carolina Joint Underwriters Association The North Carolina Joint Underwriters Association ("NCJUA") was created to provide property insurance for properties, other than the state's beach and coastal areas, that insurers are not otherwise willing to insure.

All insurers licensed to write property insurance in North Carolina are members of the NCJUA. Premiums, losses and expenses of the NCJUA are shared by the member companies in proportion to their respective North Carolina property insurance writings. Member companies participate in deficits or surpluses based on their participation ratios, which are determined annually. The Company had a $14 million receivable from the NCJUA on December 31, 2025 representing its participation in the NCJUA's surplus of $87 million for all open years.

North Carolina Insurance Underwriting Association The North Carolina Insurance Underwriting Association ("NCIUA") provides property insurance, including windstorm coverage, for properties located in the state's beach and coastal areas that insurers are not otherwise willing to insure. All insurers licensed to write residential and commercial property insurance in North Carolina are members of the NCIUA. Members are assessed in proportion to their North Carolina residential and commercial property insurance writings, which is determined annually and varies by coverage, for plan deficits. As of December 31, 2025, the NCIUA had a surplus of $1.60 billion. No member company is entitled to the distribution of any portion of the NCIUA's surplus. Legislation in 2009 capped insurers' assessments for losses incurred in any calendar year at $1.00 billion. Subsequent to an industry assessment of $1.00 billion, if the NCIUA continues to require funding, it may authorize insurers to assess a 10% catastrophe recovery charge on each property insurance policy statewide to be remitted to the NCIUA.

New Jersey Property-Liability Insurance Guaranty Association The New Jersey Property-Liability Insurance Guaranty Association ("PLIGA") serves as the statutory administrator of the Unsatisfied Claim and Judgment Fund ("UCJF").

As statutory administrator of the UCJF, PLIGA provides compensation to qualified claimants for PIP, bodily injury, or death caused by private passenger automobiles operated by uninsured or "hit and run" drivers. The UCJF also provides private passenger pedestrian PIP benefits when no other coverage is available.

PLIGA annually collects a UCJF assessment from all admitted property and casualty insurers writing motor vehicle liability insurance in New Jersey for UCJF indemnification and expenses. UCJF assessments can be expensed as losses recoverable in rates as appropriate. As of December 31, 2024, the date of its most recent annual financial report, the UCJF fund had a balance of $74 million.

Other programs The Company is also subject to assessments by the NCRF and the FHCF, which are described in Note 11.

Guaranty funds

Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants.

Amounts assessed to each company are typically related to its proportion of business written in each state. The Company's policy is to accrue assessments when the entity for which the insolvency relates has met its state of domicile's statutory definition of insolvency, the amount of the loss is reasonably estimable and the related premium upon which the assessment is based is written. In most states, the definition is met with a declaration of financial insolvency by a court of competent jurisdiction. In certain states there must also be a final order of liquidation. Most states allow a credit against premium or other state related taxes for assessments and the Company records an asset for any amounts expected to be recovered.

As of December 31, 2025 and 2024, the liability balance included in other liabilities and accrued expenses was $12 million and $13 million, respectively.

Guarantees

In the normal course of business, the Company provides standard indemnifications to contractual counterparties in connection with numerous transactions, including acquisitions and divestitures. The types of indemnifications typically provided include indemnifications for breaches of representations and warranties, taxes and certain other liabilities, such as third-party lawsuits. The indemnification clauses are often standard contractual terms and are entered into in the normal course of business based on an assessment of the risk of loss. The terms of the indemnifications vary in duration and nature. In many cases, the maximum obligation is not explicitly stated and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. Consequently, the maximum amount of the obligation under such indemnifications is not determinable. Historically, the Company has not made any material payments pursuant to these obligations.

In connection with the sales of Allstate Life Insurance Company of New York to Wilton Reassurance Company ("Wilton") and Allstate Life Insurance Company and Allstate Assurance Company to Everlake US Holdings Company ("Everlake") in 2021, AIC agreed to indemnify Wilton and AIC and Allstate Financial Insurance Holdings Corporation (collectively, the "Sellers") agreed to indemnify Everlake. The indemnification is in connection with certain representations, warranties and covenants of the Sellers, and certain liabilities specifically excluded from the transactions, subject to specific contractual limitations regarding the Sellers' maximum obligations. Management does not believe these indemnifications will have a material effect on results of operations, cash flows or financial position of the Company.

The aggregate liability balance related to all guarantees was immaterial as of December 31, 2025.

Regulation and compliance

The Company is subject to extensive laws, regulations, administrative directives, and regulatory actions, primarily in its property-liability business, by individual U.S. states and Canadian provinces. From time to time, regulatory authorities or legislative bodies seek to influence and restrict premium rates, require premium refunds to policyholders, require reinstatement of terminated policies, prescribe rules or guidelines on how affiliates compete in the marketplace, restrict the ability of insurers to cancel or non-renew policies, require insurers to continue to write new policies or limit their ability to write new policies, limit insurers' ability to change coverage terms or to impose underwriting standards, impose additional regulations regarding agency and broker compensation, regulate the nature of and amount of investments, impose fines and penalties for unintended errors or mistakes, impose additional regulations regarding cybersecurity and privacy, and otherwise expand overall regulation of insurance products and the insurance industry.

In addition, the Company is subject to laws and regulations administered and enforced by federal agencies, international agencies, and other organizations, including but not limited to the SEC, the Financial Industry Regulatory Authority, the U.S. Equal Employment Opportunity Commission, and the U.S. Department of Justice.

The Company has established procedures and policies to facilitate compliance with laws and regulations, to foster prudent business operations, and to support financial reporting. The Company routinely reviews its practices to validate compliance with laws and regulations and with internal procedures and policies. As a result of these reviews, from time to time the Company may decide to modify some of its procedures and policies. Such modifications, and the reviews that led to them, may be accompanied by payments being made and costs being incurred. The ultimate changes and eventual effects of these actions on the Company's business, if any, are uncertain.

Legal and regulatory proceedings and inquiries

The Company and certain subsidiaries are involved in a number of lawsuits, regulatory inquiries, and other legal proceedings arising out of various aspects of its business.

Background These matters raise difficult and complicated factual and legal issues and are subject to many uncertainties and complexities, including the underlying facts of each matter; novel legal issues; variations between jurisdictions in which matters are being litigated, heard, or investigated; changes in assigned judges; differences or developments in applicable laws and judicial interpretations; judges reconsidering prior rulings; the length of time before many of these matters might be resolved by settlement, through litigation, or otherwise; adjustments with respect to anticipated trial schedules and other proceedings; developments in similar actions against other companies; the fact that some of the lawsuits are putative class actions in which a class has not been certified and in which the purported class may not be clearly defined; the fact that some of the lawsuits involve multi-state class actions in which the applicable law(s) for the claims at issue is in dispute and therefore unclear; and the challenging legal environment faced by corporations and insurance companies.

The outcome of these matters may be affected by decisions, verdicts and settlements, and the timing of such decisions, verdicts and settlements, in other individual and class action lawsuits that involve the Company, other insurers or other entities and by other legal, governmental and regulatory actions that involve the Company, other insurers or other entities. The outcome may also be affected by future state or federal legislation, the timing or substance of which cannot be predicted.

In the lawsuits, plaintiffs seek a variety of remedies which may include equitable relief in the form of injunctive and other remedies and monetary relief in the form of contractual and extra-contractual damages. In some cases, the monetary damages sought may include punitive or treble damages. Often specific information about the relief sought, such as the amount of damages, is not available because plaintiffs have not requested specific relief in their pleadings. When specific monetary demands are made, they are often set just below a state court jurisdictional limit in order to seek the maximum amount available in state court, regardless of the specifics of the case, while still avoiding the risk of removal to federal court. In Allstate's experience, monetary demands in pleadings bear little relation to the ultimate loss, if any, to the Company.

In connection with regulatory examinations and proceedings, government authorities may seek various forms of relief, including penalties, restitution and changes in business practices. The Company may not be advised of the nature and extent of relief sought until the final stages of the examination or proceeding.

Accrual and disclosure policy The Company reviews its lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for such matters at management's best estimate, which may include the low end of a range of loss, when the Company assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company does not establish accruals for such matters when the Company does not believe both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company's assessment of whether a loss is reasonably possible or probable is based on its assessment of the ultimate outcome of the matter following all appeals. The Company does not include potential recoveries in its estimates of reasonably possible or probable losses. Legal fees are expensed as incurred.

The Company continues to monitor its lawsuits, regulatory inquiries and other legal proceedings for further developments that would make the loss contingency both probable and estimable and accordingly accruable, or that could affect the amount of accruals that have been previously established.

There may continue to be exposure to loss in excess of any amount accrued. Disclosure of the nature and amount of an accrual is made when there have been sufficient legal and factual developments such that the Company's ability to resolve the matter would not be impaired by the disclosure of the amount of accrual.

When the Company assesses it is reasonably possible or probable that a loss has been incurred, it discloses the matter. When it is possible to estimate the reasonably possible loss or range of loss above the amount accrued, if any, for the matters disclosed, that estimate is aggregated and disclosed. Disclosure is not required when an estimate of the reasonably possible loss or range of loss cannot be made.

For certain of the matters described below in the "Claims related proceedings" and "Other proceedings" subsections, the Company is able to estimate the reasonably possible loss or range of loss above the amount accrued, if any. In determining whether it is possible to estimate the reasonably possible loss or range of loss, the Company reviews and evaluates the disclosed matters, in conjunction with counsel, in light of potentially relevant factual and legal developments.

These developments may include information learned through the discovery process, rulings on dispositive motions, settlement discussions, information obtained from other sources, experience from managing these and other matters and other rulings by courts, arbitrators or others. When the Company possesses sufficient appropriate information to develop an estimate of the reasonably possible loss or range of loss above the amount accrued, if any, that estimate is aggregated and disclosed below. There may be other disclosed matters for which a loss is probable or reasonably possible, but such an estimate is not possible. Disclosure of the estimate of the reasonably possible loss or range of loss above the amount accrued, if any, for any individual matter would only be considered when there have been sufficient legal and factual developments such that the Company's ability to resolve the matter would not be impaired by the disclosure of the individual estimate.

The Company currently estimates that the aggregate range of reasonably possible loss in excess of the amount accrued, if any, for the disclosed matters where such an estimate is possible is zero to $153 million, pre-tax. This disclosure is not an indication of expected loss, if any. Under accounting guidance, an event is "reasonably possible" if "the chance of the future event or events occurring is more than remote but less than likely" and an event is "remote" if "the chance of the future event or events occurring is slight." This estimate is based upon currently available information and is subject to significant judgment and a variety of assumptions and known and unknown uncertainties. The matters underlying the estimate will change from time to time, and actual results may vary significantly from the current estimate. The estimate does not include matters or losses for which an estimate is not possible. Therefore, this estimate represents an estimate of possible loss only for certain matters meeting these criteria. It does not represent the Company's maximum possible loss exposure. Information is provided below regarding the nature of all of the disclosed matters and, where specified, the amount, if any, of plaintiff claims associated with these loss contingencies.

Due to the complexity and scope of the matters disclosed in the "Claims related proceedings" and "Other proceedings" subsections below and the many uncertainties that exist, the ultimate outcome of these matters cannot be predicted and in the Company's judgment, a loss, in excess of amounts accrued, if any, is not probable. In the event of an unfavorable outcome in one or more of these matters, the ultimate liability may be in excess of amounts currently accrued, if any, and may be material to the Company's operating results or cash flows for a particular quarterly or annual period. However, based on information currently known to it, management believes that the ultimate outcome of all matters described below, as they are resolved over time, is not likely to have a material effect on the financial position of the Company.

Claims related proceedings The Company is defending putative class actions in various courts that raise challenges to the Company's depreciation practices in homeowner property claims. In these lawsuits, plaintiffs generally allege that, when calculating actual cash value, the costs of "non-materials" such as labor, general contractor's overhead and profit, and sales tax should not be subject to depreciation. The Company is currently defending the following lawsuits on this issue: *Sims, et al. v. Allstate Fire and Casualty Insurance Company, et al.* (W.D. Tex. filed June 2022); *Thompson, et al. v. Allstate Insurance Company* (Circuit Court of Cole Co., Mo. filed June 2022); and *Hill v. Allstate Vehicle and Property Insurance Company* (Circuit Court of Cole Co., Mo. filed October 2022). A settlement was reached in *Hernandez v. Allstate Vehicle and Property Insurance Company* (D. Ariz. filed April 2023). No classes have been certified in any of these matters.

The Company is defending putative class actions pending in multiple states alleging that the Company underpays total loss vehicle physical damage claims on auto policies. The alleged systematic underpayments result from the following theories: (a) the third-party valuation tool used by the Company as part of a comprehensive adjustment process is allegedly flawed, biased, or contrary to applicable law; and/or (b) the Company allegedly does not pay sales tax, title fees, registration fees, and/or other specified fees or costs that are allegedly mandatory under policy language or state legal authority. The Company is currently defending the following lawsuits: *Golla v. Allstate Insurance Company* (N.D. Ohio filed June 2023); *Bibbs v. Allstate Insurance Company and Allstate Fire and Casualty Insurance Company* (N.D. Ohio filed August 2023); *Katz v. Esurance Property and Casualty Insurance Company and National General Insurance Company* (E.D.N.Y. filed February 2024); *Schott v. Allstate Insurance Company and Allstate Property and Casualty Insurance Company* (M.D. Ga. filed October 2024) and *Tang v. Allstate Insurance Company, et al.*

(C.D. Cal. filed September 2025). No classes have been certified in any of these matters.

The Company is defending a class action in the U.S. District Court for the District of Arizona that alleges underpayment of uninsured/underinsured motorist claims, *Dorazio v. Allstate Fire and Casualty Insurance Company,* filed December 2022. The plaintiffs allege that uninsured/underinsured motorist coverages must be stacked, which is combining separate uninsured/underinsured coverage limits of multiple vehicles into one higher coverage limit, where the defendants allegedly did not include specified policy language and did not provide specified notice to policyholders. A settlement in principle has been reached in *Loughran v. MIC General Insurance Corporation,* a second putative class action alleging the same claims. In July 2023, the Arizona Supreme Court issued a ruling in *Franklin v. CSAA General Insurance*, a matter involving another insurer. The *Franklin* decision held, under the factual circumstances of that case, that stacking of uninsured/underinsured motorist coverages was required because the insurer did not include specified policy language and did not issue specified notice.

In January 2026, the Company satisfied the judgment in *Simon v. Holguin* (Pierce County Superior Court, Wash. filed September 8, 2020), in which the Company defended its insured in a bodily injury lawsuit arising from an automobile accident. On October 21, 2022, a jury returned a verdict against the insured. The Company, on behalf of its insured, appealed the verdict to the Washington Court of Appeals, Division II, which affirmed the judgment on June 16, 2025. On September 19, 2025, the Company filed a petition for review with the Washington Supreme Court. On January 7, 2026, the Supreme Court denied the Company's request to appeal the ruling of the Court of Appeals.

Other proceedings The Company is defending two lawsuits in the U.S. District Court for the Eastern District of California, *Holland Hewitt v. Allstate Life Insurance Company* filed May 2020 and *Farley v. Lincoln Benefit Life Company* ("LBL") filed December 2020, following the sale of ALIC. On April 19, 2023, the district court certified a class in *Farley*. On August 29, 2025, the Ninth Circuit Court of Appeals reversed the district court's order certifying a class. On March 27, 2024, the Magistrate Judge issued his Findings and Recommendations denying class certification in *Hewitt*. Plaintiffs filed their objection to the Magistrate's recommendation. In these cases, plaintiffs generally allege that the defendants failed to comply with certain California statutes which address contractual grace periods and lapse notice requirements for certain life insurance policies. Plaintiffs claim that these statutes apply to life insurance policies that existed before the statutes' effective date. The plaintiffs seek damages and injunctive relief. Similar litigation is pending against other insurance carriers. In August 2021, the California Supreme Court in *McHugh v. Protective Life*, a matter involving another insurer, determined that the statutory notice requirements apply to life insurance policies issued before the statutes' effective date. The Company asserts various defenses to plaintiffs' claims and to class certification.

On July 24, 2024, the Department of Justice filed a civil suit in the U.S. District Court for the Western District of Pennsylvania against National General Holdings Corp., National General Insurance Company, National General Lender Services, Inc. and Newport Management Corp. The suit alleges that certain services that National General provided as a vendor to a large national bank for its collateral protection insurance program violated the Financial Institutions, Reform, Recovery, and Enforcement Act of 1989 (the "Act"), and it seeks civil monetary penalties available under the Act.

The Company is subject to lawsuits related to the collection and use of driving behavior data, including a civil lawsuit filed by the Texas Attorney General in Montgomery County, Texas District Court and putative class actions filed in federal court. The lawsuits allege privacy and consumer protection claims and seek actual, statutory and punitive damages, restitution, injunctive relief and attorneys' fees.

The Company is defending a class action lawsuit in the U.S. District Court for the Central District of

California, *Canchola, et al v. Allstate Insurance Company*, filed March 2023. Plaintiffs generally allege that Allstate owes them business expenses incurred in their operation of Allstate Exclusive Agencies under the California Labor Code because they were misclassified as independent contractors. The Company continues to defend the litigation and oppose plaintiffs' allegations.

The Company is currently defending litigation relating to the non-payment of trust preferred securities ("TruPS"), *Alesco Preferred Funding VIII, Ltd., et al. v. ACP Re, Ltd., et al.* and *Preferred Term Securities XXV, Ltd., et al. v. ACP Re, Ltd., et al.* Plaintiffs are the holders of TruPS that were issued by companies subsequently acquired by a former National General affiliate. Plaintiffs filed this lawsuit against National General and several other defendants, alleging that they are successors to the TruPS issuers and are responsible for repayment of the principal and interest owed under the TruPS. Plaintiffs assert claims of breach of contract, tortious interference with contract and fraud against all defendants. The Company denies all allegations and continues to defend plaintiffs' claims.

Note 15   Income Taxes

The Company and its eligible domestic subsidiaries file a U.S. consolidated federal income tax return. The Company also files tax returns in various states and foreign jurisdictions. Tax liabilities and benefits realized by the consolidated group are allocated as generated by the respective entities.

Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are adjusted through income tax expense (benefit) as changes in tax laws or rates are enacted.

H.R. 1 tax legislation On July 4, 2025, H.R. 1 was enacted, extending certain business tax provisions originally introduced under the 2017 Tax Cuts and Jobs Act, including permanently reinstating bonus depreciation and the full and immediate expensing for domestic research and development expenditures, new limitations on the charitable deductions, and a phase-out for certain energy tax credits. These changes do not have a significant impact to our consolidated financial statements.

Inflation Reduction Act of 2022 The Inflation Reduction Act of 2022, which contains several tax-related provisions, was signed into law in August 2022. The law established a 15% corporate alternative minimum tax ("CAMT") for certain large corporations and an excise tax of 1% on stock repurchases by publicly traded U.S. corporations, both effective after December 31, 2022. The excise tax on common stock

repurchases is classified as an additional cost of the stock acquired included in treasury stock in shareholders' equity. The Company has determined that it is considered an "applicable corporation" under the rules of CAMT.

15% Global Minimum Tax The Organization for Economic Cooperation and Development ("OECD") secured agreement to address how corporate profits are taxed for multinational enterprises ("MNEs"). The OECD released Pillar Two Model Rules ("Pillar Two"), a 15% minimum effective tax rate (also known as the Global Anti-Base Erosion), designed to ensure that large MNEs pay a minimum level of tax on the income arising in each jurisdiction where they operate and mandates sharing of certain company information with taxing authorities on a local and global basis. The Company was within the scope of Pillar Two beginning in 2024 based on certain jurisdictions where it operates, and it did not have a material impact to the consolidated financial statements. In January 2026, the OECD issued new administrative guidance introducing updates to how global minimum tax rules interact with existing U.S. tax rules, which is Allstate's principal taxing jurisdiction. This guidance is intended to provide additional simplification, including updates to safe harbors and administrative rules related to Pillar Two. The Company is reviewing the new guidance; however, based on a preliminary assessment, it is not expected to have a material impact on the Company's consolidated financial statements. The Company will continue to monitor future developments as applicable jurisdictions adopt the Pillar Two framework into their local laws.

Regulatory tax examinations The statutes of limitations for tax years 2016 and prior for Allstate consolidated tax group have closed, barring any further IRS examinations. The IRS has also concluded its audit for Allstate's 2017 and 2018 tax years with an approved refund claim outstanding. The statutes of limitations for 2019 and 2020 have lapsed without an audit. The Company's U.S. Federal tax returns for 2021 and beyond remain subject to future examinations. The Company acquired National General on January 4, 2021 and SafeAuto on October 1, 2021. National General is under a separate IRS audit for pre-acquisition years 2015 through 2019 with appeals process pending for certain disputed issues. The statutes of limitations for all pre-acquisition years for SafeAuto have closed barring any further tax audits.

The Company conducts business in various state and foreign jurisdictions, which may give rise to tax audits from time to time. As of December 31, 2025, there are no state or foreign jurisdiction tax audits that are expected to have a material impact on the Company's financial position.

The Company believes that adequate provisions have been made in the consolidated financial statements for any potential adjustments that may result from IRS examinations or any other tax authorities related to all open tax years.

Unrecognized tax benefits The Company recognizes tax positions in the consolidated financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the consolidated financial statements.

Components of income (loss) from operations before income taxes

($ in millions)	For the year ended December 31, 2025	
U.S.	$	12,722
Foreign		434
Total income (loss) from operations before income taxes	$	**13,156**

Reconciliation of the statutory federal income tax rate to the effective income tax rate

($ in millions)	For the year ended December 31, 2025	
Income (loss) from operations before income taxes	$	13,156
U.S. federal statutory tax rate	$ 2,763	21.0 %
State and local income taxes, net of federal income tax effect [1]	134	1.0
Foreign tax effects	15	0.1
Effect of cross-border tax laws	8	0.1
Tax credits	(55)	(0.4)
Change in valuation allowances	3	—
Nontaxable or nondeductible items	47	0.4
Changes in unrecognized tax benefits	(14)	(0.1)
Other adjustments	(11)	(0.1)
Effective tax rate	$ **2,890**	**22.0 %**

[1] State taxes in Florida and Illinois made up the majority (greater than 50%) of the tax effect in this category.

Reconciliation of the statutory federal income tax rate to the effective income tax rate

	For the years ended December 31,			
($ in millions)	2024		2023	
Income (loss) before income taxes	$ 5,761		$ (348)	
U.S. federal statutory tax rate	$ 1,210	21.0 %	$ (73)	21.0 %
State income taxes	54	0.9	(7)	2.0
Tax credits	(42)	(0.7)	(47)	13.5
Change in valuation allowances	8	0.1	6	(1.7)
Share-based payments	(30)	(0.5)	(14)	4.0
Tax-exempt income	(29)	(0.5)	(23)	6.6
Dividend received deduction	(1)	—	(4)	1.1
Changes in unrecognized tax benefits	(8)	(0.1)	33	(9.5)
U.S. shareholder's tax (benefit) expense	—	—	(17)	4.9
Other adjustments	—	—	11	(3.1)
Effective tax rate	$ 1,162	20.2 %	$ (135)	38.8 %

Components of income tax expense (benefit)

	For the year ended December 31,
($ in millions)	2025
Current	
U.S. federal	$ 2,513
U.S. state and local	122
Foreign	99
Total current	**2,734**
Deferred	
U.S. federal	103
U.S. state and local	46
Foreign	7
Total deferred	**156**
Total income tax expense (benefit)	
U.S. federal	2,616
U.S. state and local	168
Foreign	106
Total income tax expense (benefit)	$ **2,890**

Components of income tax expense (benefit)

	For the years ended December 31,	
($ in millions)	2024	2023
Current	$ 1,179	$ 114
Deferred	(17)	(249)
Total income tax expense (benefit)	$ **1,162**	$ **(135)**

Components of income taxes paid (received)

	For the year ended December 31,
($ in millions)	2025
U.S. federal	$ 1,907
U.S. state and local	91
Foreign	
Canada	136
Other	15
Total foreign	**151**
Total income taxes paid (received)	$ **2,149**

The Company paid income taxes of $2.15 billion and $276 million in 2025 and 2024, respectively, which includes amounts paid of $136 million and $33 million, respectively, for transferable tax credits applied to current tax liabilities, and received an income tax refund of $45 million in 2023.

The Company had current income tax payable of $531 million and $91 million as of December 31, 2025 and 2024, respectively.

Components of the deferred income tax assets and liabilities

($ in millions)	As of December 31, 2025	As of December 31, 2024
Deferred tax assets		
Unearned premium reserves	$ 1,046	$ 978
Discount on loss reserves	312	292
Net operating loss carryover	222	232
Accrued compensation	142	131
Research & development capitalization	116	317
Other postretirement benefits	6	7
Pension	1	8
Unrealized net capital losses	—	209
Other	145	185
Total deferred tax assets before valuation allowance	**1,990**	**2,359**
Valuation allowance	(68)	(69)
Total deferred tax assets after valuation allowance	**1,922**	**2,290**
Deferred tax liabilities		
DAC	(1,272)	(1,173)
Investments	(439)	(479)
Depreciable assets	(103)	(123)
Unrealized net capital gains	(85)	—
Intangible assets	(44)	(66)
Other	(206)	(218)
Total deferred tax liabilities	**(2,149)**	**(2,059)**
Net deferred tax (liabilities) assets	**$ (227)**	**$ 231**

In assessing the realizability of gross deferred tax assets, management considers whether it is more likely than not that some portion or all of the gross deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment, as well as limitations on use in future periods. As of December 31, 2025, the Company has U.S. federal, state and foreign net operating loss ("NOL") carryforwards. Management believes that it is more likely than not that the benefit from certain NOL carryforwards will not be fully realized. Accordingly, the Company has a valuation allowance of $68 million on the deferred tax assets related to these NOL carryforwards.

The following table sets forth the amounts and expiration dates of federal, foreign and state NOL carryforwards.

Components of the net operating loss carryforwards as of December 31, 2025

($ in millions)	20-Year Carryforward Expires in 2028-2045	Indefinite	Various
U.S. federal NOL	$ 286	$ 9	$ —
Foreign NOL [1]	—	372	51
State NOL [2]	—	—	67

[1] Multiple foreign NOL carryforwards expiring in various periods, beginning in 2027.

[2] Multiple state NOL carryforwards expiring in various periods, beginning in 2029.

Reconciliation of the change in the amount of unrecognized tax benefits

($ in millions)	For the years ended December 31, 2025	2024	2023
Balance – beginning of year	$ 41	$ 45	$ 17
(Decrease) increase for tax positions taken in a prior year	(14)	(4)	23
Increase for tax positions taken in the current year	—	—	5
Balance – end of year	**$ 27**	**$ 41**	**$ 45**

The Company recognizes interest expense related to uncertain tax benefits in income tax expense (benefit) and penalties in operating costs and expenses.

There were no penalties related to the unrecognized tax benefits in 2025. There was a reduction of penalties related to the unrecognized tax benefits of $(4) million in 2024. There were no penalties related to the unrecognized tax benefits in 2023. As of December 31, 2025 and 2024, the Company recognized a liability for penalties of $3 million and $3 million, respectively.

For the years ended December 31, 2025, 2024, and 2023, interest (benefit) expense related to unrecognized tax benefits of $(3) million, $(2) million, and $7 million was recorded, respectively. As of December 31, 2025 and 2024, the Company recognized an accumulated liability for interest of $12 million and $15 million, respectively.

Note 16 Statutory Financial Information and Dividend Limitations

Allstate's domestic property and casualty and accident and health insurance subsidiaries prepare their statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the insurance department of the applicable state of domicile. Prescribed statutory accounting practices include a variety of publications of the NAIC, as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

All states require domiciled insurance companies to prepare statutory-basis financial statements in conformity with the NAIC Accounting Practices and Procedures Manual, subject to any deviations prescribed or permitted by the applicable insurance commissioner or director. Statutory accounting practices differ from GAAP primarily since they require charging policy acquisition costs to expense as incurred, valuing certain investments and establishing deferred taxes on a different basis.

Statutory net income (loss) and capital and surplus of Allstate's domestic insurance subsidiaries [1]

($ in millions)	Net income (loss)			Capital and surplus	
	2025	2024	2023	2025	2024
Amounts by major business type:					
Property and casualty insurance	$ 8,690	$ 4,158	$ (487)	$ 22,845	$ 18,243
Accident and health insurance	102 [2]	61	61	101	392
Amount per statutory accounting practices	**$ 8,792**	**$ 4,219**	**$ (426)**	**$ 22,946**	**$ 18,635**

[1] 2025 numbers reflect the Company's best estimate as of the date of the Form 10-K filing.

[2] Includes $98 million related to the employer voluntary benefits and group health businesses sold in 2025.

Dividend limitations

There are no regulatory restrictions that limit the payment of dividends by the Corporation, except those generally applicable to corporations incorporated in Delaware. Dividends are payable only out of certain components of shareholders' equity as permitted by Delaware law. However, the ability of the Corporation to pay dividends is dependent on business conditions, income, cash requirements of the Company, receipt of dividends primarily from AIC and other relevant factors.

The payment of shareholder dividends by AIC without the prior approval of the Illinois Department of Insurance ("IL DOI") is limited to formula amounts based on net income and capital and surplus, determined in conformity with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months. AIC paid dividends of $3.95 billion in 2025. The maximum amount of dividends AIC will be able to pay without prior IL DOI approval at a given point in time during 2026 is $7.98 billion, less dividends paid during the preceding twelve months measured at that point in time. The payment of a dividend in excess of this amount requires 30 days advance written notice to the IL DOI. The dividend is deemed approved, unless the IL DOI disapproves it within the 30-day notice period. Additionally, any dividend must be paid out of unassigned surplus excluding unrealized appreciation

from investments, which for AIC totaled $15.25 billion as of December 31, 2025, and cannot result in capital and surplus being less than the minimum amount required by law.

Under state insurance laws, insurance companies are required to maintain paid up capital of not less than the minimum capital requirement applicable to the types of insurance they are authorized to write. Insurance companies are also subject to RBC requirements adopted by state insurance regulators. A company's "authorized control level RBC" is calculated using various factors applied to certain financial balances and activity. Companies that do not maintain adjusted statutory capital and surplus at a level in excess of the company action level RBC, which is two times authorized control level RBC, are required to notify and file a RBC remediation plan to the domiciliary regulator and provide a copy of the remediation plan to state insurance regulators in which the insurer is authorized to do business. Company action level RBC is significantly in excess of the minimum capital requirements. Total adjusted statutory capital and surplus and authorized control level RBC of AIC were estimated to be $20.75 billion and $4.23 billion, respectively, as of December 31, 2025. Many of the Corporation's insurance subsidiaries are subsidiaries of or reinsure all of their business to

AIC. AIC's subsidiaries are included as a component of AIC's total statutory capital and surplus.

The amount of restricted net assets, as represented by the Corporation's investment in its insurance subsidiaries, was $29.06 billion as of December 31, 2025.

Note 17 Benefit Plans

Pension and other postretirement plans

Approximately 89% of the Company's benefit obligation relates to its U.S. qualified defined benefit pension plan, which covers most U.S. employees. Benefits under the U.S. pension plans are based upon the employee's length of service, eligible annual compensation and, prior to January 1, 2014, either a cash balance or final average pay formula. A cash balance formula applies to all eligible employees hired after August 1, 2002. Eligible employees hired before August 1, 2002 chose between the cash balance formula and the final average pay formula. In July 2013, the Company amended its primary plans effective January 1, 2014 to introduce a new cash balance formula to replace the previous formulas (including the final average pay formula and the previous cash balance formula) under which eligible employees accrue benefits. As of December 31, 2025, 73% of the benefit obligation of our U.S. qualified defined benefit pension plan is related to the former final average pay formula.

The Company also provides a medical coverage subsidy for eligible employees hired before January 1, 2003, including their eligible dependents, when they retire and certain life insurance benefits for eligible retirees ("postretirement benefits"). Effective January 1, 2021, the Company eliminated the medical coverage subsidy for employees who were not eligible to retire as of December 31, 2020.

The Company shares the cost of retiree medical benefits with non-Medicare-eligible retirees based on years of service, with the Company's share being subject to a 5% limit on future annual medical cost inflation after retirement. For Medicare-eligible retirees, the Company provides a fixed Company contribution based on years of service and other factors, which is not subject to adjustments for inflation.

The Company has reserved the right to modify or terminate its benefit plans at any time and for any reason.

Obligations and funded status

The Company calculates benefit obligations based upon generally accepted actuarial methodologies using the projected benefit obligation ("PBO") for pension plans and the accumulated postretirement benefit obligation ("APBO") for other postretirement plans. Pension costs and other postretirement obligations are determined using a December 31 measurement date. The benefit obligations represent the actuarial present value of all benefits attributed to employee service rendered as of the measurement date. The PBO is measured using the pension benefit formulas and assumptions. A plan's funded status is calculated as the difference between the benefit obligation and the fair value of plan assets. The Company's funding policy for the pension plans is to make contributions at a minimum level that is at least in accordance with regulations under the Internal Revenue Code ("IRC") and generally accepted actuarial principles. The Company's other postretirement benefit plans are not funded.

Intercompany transactions

Notification and approval of intercompany lending activities is also required by the IL DOI for transactions that exceed a level that is based on a formula using statutory admitted assets and statutory surplus.

Change in benefit obligation, plan assets and funded status

		As of December 31,						
		2025		2024		2025		2024
($ in millions)		Pension benefits				Postretirement benefits		
Change in benefit obligation								
Benefit obligation, beginning of year	$	4,441	$	4,584	$	163	$	185
Service cost		107		80		—		—
Interest cost		235		230		8		9
Participant contributions		—		—		11		13
Remeasurement of benefit obligation (gains) losses		101		(125)		(5)		(4)
Benefits paid		(449)		(329)		(32)		(37)
Translation adjustment and other		5		1		2		(3)
Benefit obligation, end of year	$	4,440	$	4,441	$	147	$	163
Change in plan assets								
Fair value of plan assets, beginning of year	$	4,368	$	4,440				
Actual return on plan assets		445		214				
Employer contribution		44		45				
Benefits paid		(449)		(329)				
Translation adjustment and other		6		(2)				
Fair value of plan assets, end of year	$	4,414	$	4,368				
Funded status [1]	$	(26)	$	(73)	$	(147)	$	(163)
Amounts recognized in AOCI								
Unamortized pension and other postretirement prior service credit	$	—	$	—	$	(14)	$	(15)

[1] The funded status is recorded within other liabilities and accrued expenses on the Consolidated Statements of Financial Position.

Changes in items not yet recognized as a component of net cost for pension and other postretirement plans

($ in millions)		Pension benefits		Postretirement benefits
Items not yet recognized as a component of net cost – December 31, 2024	$	—	$	(15)
Prior service credit amortized to net cost		—		1
Translation adjustment and other		—		—
Items not yet recognized as a component of net cost – December 31, 2025	$	—	$	(14)

The prior service credit is recognized as a component of net cost for pension and other postretirement plans amortized over the average remaining service period of active employees expected to receive benefits.

Accumulated benefit obligation The accumulated benefit obligation ("ABO") is the actuarial present value of all benefits attributed by the pension benefit formula to employee service rendered at the measurement date. However, it differs from the PBO due to the exclusion of an assumption as to future compensation levels. The ABO for all defined benefit pension plans was $4.36 billion and $4.36 billion as of December 31, 2025 and 2024, respectively.

Included in the accrued benefit cost of the pension benefits are certain unfunded non-qualified plans with accrued benefit costs of $72 million and $74 million for 2025 and 2024, respectively.

The following table provides information on pension plans where the projected and accumulated benefit obligation are in excess of plan assets.

Pension plans

			As of December 31,	
($ in millions)		2025		2024
PBO	$	72	$	74
ABO		71		72
Fair value of plan assets		—		—

Components of net cost (benefit) for pension and other postretirement plans

	For the years ended December 31,								
	2025	2024	2023	2025	2024	2023	2025	2024	2023
($ in millions)	Pension benefits			Postretirement benefits			Total pension and postretirement benefits		
Service cost [1]	$ 107	$ 80	$ 132	$ —	$ —	$ 1	$ 107	$ 80	$ 133
Interest cost	235	230	239	8	9	10	243	239	249
Expected return on plan assets	(313)	(306)	(306)	—	—	—	(313)	(306)	(306)
Amortization of prior service credit	—	—	—	(1)	(1)	(21)	(1)	(1)	(21)
Costs and expenses	**29**	**4**	**65**	**7**	**8**	**(10)**	**36**	**12**	**55**
Remeasurement of benefit obligation	101	(125)	125	(5)	(4)	(4)	96	(129)	121
Remeasurement of plan assets	(131)	92	(112)	—	—	—	(131)	92	(112)
Remeasurement (gains) losses	**(30)**	**(33)**	**13**	**(5)**	**(4)**	**(4)**	**(35)**	**(37)**	**9**
Total net (benefit) cost	**$ (1)**	**$ (29)**	**$ 78**	**$ 2**	**$ 4**	**$ (14)**	**$ 1**	**$ (25)**	**$ 64**

[1] For 2024, service cost includes a $38 million refund of premiums previously paid to the Pension Benefit Guaranty Corporation.

The service cost component is the actuarial present value of the benefits attributed by the plans' benefit formula to services rendered by the employees during the period.

Interest cost is the increase in the PBO over the period, resulting from the passage of time and calculated using the discount rate. Interest cost fluctuates as the discount rate changes and is also impacted by the related change in the size of the PBO.

The expected return on plan assets is determined as the product of the expected long-term rate of return on plan assets and the fair value of plan assets.

Pension and other postretirement service cost, interest cost, expected return on plan assets, amortization of prior service credit and curtailment gains and losses are reported in property and casualty insurance claims and claims expense, operating costs and expenses, net investment income and (if applicable) restructuring and related charges on the Consolidated Statements of Operations.

Remeasurement gains and losses relate to changes in discount rates, the differences between actual return on plan assets and the expected long-term rate of return on plan assets, and differences between actual plan experience and actuarial assumptions.

Weighted average assumptions used to determine net pension cost and net postretirement benefit cost

	For the years ended December 31,					
	2025	2024	2023	2025	2024	2023
	Pension benefits			Postretirement benefits		
Discount rate	5.55 %	5.36 %	5.65 %	5.34 %	5.30 %	5.66 %
Expected long-term rate of return on plan assets	7.58	7.34	7.35	n/a	n/a	n/a
Cash balance interest credit rate	4.72	4.25	4.05	n/a	n/a	n/a

Weighted average assumptions used to determine benefit obligations

	As of December 31,			
	2025	2024	2025	2024
	Pension benefits		Postretirement benefits	
Discount rate	5.52 %	5.71 %	5.31 %	5.50 %
Cash balance interest credit rate	4.84	4.78	n/a	n/a

The weighted average health care cost trend rate used in measuring the accumulated postretirement benefit cost is 8.0% for 2026, gradually declining to 4.5% in 2033 and remaining at that level thereafter.

Pension plan assets In general, the Company's pension plan assets are managed in accordance with investment policies approved by pension investment committees. The purpose of the policies is to ensure the plans' long-term ability to meet benefit obligations by prudently investing plan assets and Company contributions, while taking into consideration regulatory and legal requirements and current market conditions. The investment policies are reviewed periodically and specify target plan asset allocation by asset category. In addition, the policies specify various asset allocation and other risk limits. The target asset allocation takes the plans' funding status into consideration, among other factors, including anticipated demographic changes or liquidity requirements that may affect the funding status such as the potential impact of lump sum settlements as well as existing or expected market conditions. In general, the allocation has a lower overall investment risk when a plan is in a stronger funded status position since there is less economic incentive to take risk to increase the expected returns on the plan assets. The pension plans' asset exposure within each asset category is tracked against widely accepted established benchmarks for each asset class with limits on variation from the benchmark established in the investment policy. Pension plan assets are regularly monitored for compliance with these limits and other risk limits specified in the investment policies.

Pension plan weighted average target asset allocation by asset category [1]

	As of December 31, 2025
Equity securities	24% - 41%
Fixed income securities	50% - 69%
Limited partnership interests	1% - 29%
Bank loans	0% - 12%

[1] The target asset allocation considers risk-based exposure including exposure provided through derivatives.

The target asset allocation for an asset category may be achieved either through direct investment holdings, through replication using derivative instruments (e.g., futures or swaps) or net of hedges using derivative instruments to reduce exposure to an asset category. The net notional amount of derivatives used for replication and non-hedging strategies is limited to 130% of total U.S. plan assets. Derivatives are not used to increase portfolio exposure above asset allocation limits. Market performance of the different asset categories may, from time to time, cause deviation from the target asset allocation. The asset allocation mix is reviewed on a periodic basis and rebalanced to bring the allocation within the target ranges.

Outside the target asset allocation, the pension plans participate in a securities lending program to enhance returns. As of both December 31, 2025 and 2024, fixed income securities are lent out and cash collateral is invested in short-term investments.

Fair values of pension plan assets as of December 31, 2025

($ in millions)	Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)		Balance as of December 31, 2025	
Equity securities	$	128	$	5	$	—	$	133
Fixed income securities:								
Government bonds [1]		1,296		128		—		1,424
Corporate bonds [2]		—		1,079		—		1,079
Short-term investments		166		69		—		235
Free-standing derivatives:								
Assets		—		3		—		3
Liabilities		(4)		(6)		—		(10)
Bank loans		—		—		78		78
Total plan assets at fair value	$	**1,586**	$	**1,278**	$	**78**	$	**2,942**
% of total plan assets at fair value		53.9 %		43.4 %		2.7 %		100.0 %
Investments measured using the net asset value practical expedient								1,559
Securities lending obligation [3]								(124)
Derivatives counterparty and cash collateral netting								(1)
Other net plan assets [4]								38
Total reported plan assets							$	**4,414**

Fair values of pension plan assets as of December 31, 2024

($ in millions)	Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)		Balance as of December 31, 2024	
Equity securities	$	106	$	1	$	—	$	107
Fixed income securities:								
Government bonds [1]		1,401		124		—		1,525
Corporate bonds [2]		—		985		—		985
Short-term investments		78		142		—		220
Free-standing derivatives:								
Assets		—		9		—		9
Liabilities		(3)		(9)		—		(12)
Bank loans		—		—		81		81
Total plan assets at fair value	$	**1,582**	$	**1,252**	$	**81**	$	**2,915**
% of total plan assets at fair value		54.2 %		43.0 %		2.8 %		100.0 %
Investments measured using the net asset value practical expedient							$	1,570
Securities lending obligation [3]								(158)
Derivatives counterparty and cash collateral netting								(8)
Other net plan assets [4]								49
Total reported plan assets							$	**4,368**

[1] Includes U.S. government and agencies and foreign government bonds.

[2] Includes ABS and MBS securities.

[3] The securities lending obligation represents the plan's obligation to return securities lending collateral received under a securities lending program. The terms of the program allow both the plan and the counterparty the right and ability to redeem/return the securities loaned on short notice. Due to its relatively short-term nature, the outstanding balance of the obligation approximates fair value.

[4] Other net plan assets represent cash and cash equivalents, interest and dividends receivable and net receivables related to settlements of investment transactions, such as purchases and sales.

The fair values of pension plan assets are estimated using the same methodologies and inputs as those used to determine the fair values for the respective asset category of the Company. These methodologies and inputs are disclosed in Note 7.

Rollforward of Level 3 plan assets during December 31, 2025

($ in millions)	Balance as of December 31, 2024	Actual return on plan assets: Relating to assets sold during the period	Relating to assets still held at the reporting date	Purchases, sales and settlements, net	Net transfers in (out) of Level 3	Balance as of December 31, 2025
Bank loans	$ 81	$ —	$ —	$ (3)	$ —	$ 78
Total Level 3 plan assets	**$ 81**	**$ —**	**$ —**	**$ (3)**	**$ —**	**$ 78**

Rollforward of Level 3 plan assets during December 31, 2024

($ in millions)	Balance as of December 31, 2023	Actual return on plan assets: Relating to assets sold during the period	Relating to assets still held at the reporting date	Purchases, sales and settlements, net	Net transfers in (out) of Level 3	Balance as of December 31, 2024
Bank loans	$ —	$ —	$ —	$ 81	$ —	$ 81
Total Level 3 plan assets	**$ —**	**$ —**	**$ —**	**$ 81**	**$ —**	**$ 81**

There were no Level 3 plan assets in 2023.

The expected long-term rate of return on plan assets reflects the average rate of earnings expected on plan assets. The Company's assumption for the expected long-term rate of return on plan assets is evaluated annually giving consideration to appropriate data including, but not limited to, the plan asset allocation, forward-looking expected returns for the period over which benefits will be paid, historical returns on plan assets and other relevant market data. Given the long-term forward-looking nature of this assumption, the actual returns in any one year do not immediately result in a change to the expected long-term rate of return on plan assets. In consideration of the targeted plan asset allocation, the Company evaluated expected returns using sources including: historical average asset class returns from independent nationally recognized providers of this type of data blended together using the asset allocation policy weights for the Company's pension plans; asset class return forecasts developed by employees with relevant expertise in such forecasts and who are independent from those charged with managing the pension plan assets; and expected portfolio returns from a proprietary simulation methodology of a widely recognized external investment consulting firm that performs asset allocation and actuarial services for corporate pension plan sponsors. The above sources support the Company's weighted average long-term rate of return on plan assets assumption of 7.58% used for 2025 and an estimate of 7.81% that will be used for 2026. As of the 2025 measurement date, the arithmetic average of the annual actual return on plan assets for the most recent 10 and 5 years was 9.0% and 3.7%, respectively.

Cash flows There was no required cash contribution necessary to satisfy the minimum funding requirement under the IRC for the tax qualified pension plan for the year ended December 31, 2025. The company made a discretionary contribution of $35 million to the qualified pension plan in September 2025.

The Company currently plans to contribute $14 million to its unfunded non-qualified plans and zero to both its primary and other qualified funded pension plans in 2026.

The Company contributed $21 million and $24 million to the postretirement benefit plans in 2025 and 2024, respectively. Contributions by participants were $11 million and $13 million in 2025 and 2024, respectively.

Estimated future benefit payments expected to be paid in the next 10 years

($ in millions)	As of December 31, 2025 Pension benefits	Postretirement benefits
2026	$ 478	$ 20
2027	467	18
2028	456	16
2029	452	15
2030	421	13
2031-2035	1,804	48
Total benefit payments	**$ 4,078**	**$ 130**

Defined Contribution Plans

Allstate 401(k) Savings Plan U.S. employees of the Company are eligible to become members of the Allstate 401(k) Savings Plan. The Company's contributions are based on the Company's matching obligation. The Company's contribution to these Plans was $132 million, $126 million and $124 million in 2025, 2024 and 2023, respectively.

Other defined contribution plans Allstate's Canadian subsidiaries sponsor defined contribution plans for their eligible employees. Expense for subsidiary sponsored defined contribution plans was $13 million, $14 million and $14 million in 2025, 2024 and 2023, respectively.

Note 18 Equity Incentive Plans

The Company currently has equity incentive plans under which it grants nonqualified stock options, restricted stock units and performance stock awards to certain employees and directors of the Company.

The following table provides the amounts of total compensation expense for the equity incentive plans and the total related tax benefits recognized.

($ in millions)	For the year ended December 31,		
	2025	2024	2023
Compensation expense	$ 123	$ 125	$ 73
Income tax benefits	17	18	12

The Company records compensation expense related to awards under these plans over the shorter of the period in which the requisite service is rendered or retirement eligibility is attained. Compensation expense for performance stock awards with no market condition is based on the probable number of awards expected to vest using the performance level most likely to be achieved at the end of the performance period. Compensation expense for performance stock awards with a market condition is based on the number of awards expected to vest as estimated at the grant date and does not change if the market condition is not met.

Nonvested awards as of December 31, 2025

($ in millions)	Unrecognized compensation	Weighted average vesting period
Nonqualified stock options	$ 15	1.58
Restricted stock units	51	1.79
Performance stock awards	31	1.47
Total	**$ 97**	

Since 2001, a total of 110.8 million shares of common stock were authorized to be used for awards under the plans, subject to adjustment in accordance with the plans' terms. As of December 31, 2025, 9.9 million shares were reserved and remained available for future issuance under these plans. The Company uses its treasury shares for these issuances.

The fair value of each option grant is estimated on the date of grant using a binomial lattice model. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is derived from the output of the binomial lattice model and represents the period of time that options granted are expected to be outstanding. The expected volatility of the price of the underlying shares is implied based on traded options and historical volatility of the Company's common stock. The expected dividends are based on the current dividend yield of the Company's stock as of the date of the grant. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Options are granted to employees with exercise prices equal to the closing share price of the Company's common stock on the applicable grant date. Options granted to employees vest ratably over a three-year period. Vesting is subject to continued service, except for employees who are retirement eligible and in certain other limited circumstances. Options may be exercised once vested and will expire no later than ten years after the date of grant.

Option grant assumptions

	2025	2024	2023
Weighted average expected term	5.9 years	5.7 years	5.8 years
Expected volatility	22.3% - 30.4%	21.2% - 31.6%	20.0% - 31.6%
Weighted average volatility	25.4 %	25.4 %	24.9 %
Expected dividends	1.9% - 2.1%	1.8% - 2.4%	2.4% - 3.3%
Weighted average expected dividends	2.1 %	2.3 %	2.6 %
Risk-free rate	3.5% - 4.6%	3.6% - 5.6%	3.3% - 5.6%

Summary of option activity

	For the year ended December 31, 2025			
	Number (in thousands)	Weighted average exercise price	Aggregate intrinsic value (in thousands)	Weighted average remaining contractual term (years)
Outstanding as of January 1, 2025	6,393	$ 110.46		
Granted	482	189.19		
Exercised	(1,074)	90.54		
Forfeited	(64)	161.99		
Expired	(2)	133.44		
Outstanding as of December 31, 2025	**5,735**	**120.21**	**$ 504,297**	**4.9**
Outstanding, net of expected forfeitures	5,715	120.01	503,741	4.9
Outstanding, exercisable ("vested")	4,659	109.44	459,884	4.2

The weighted average grant date fair value of options granted was $48.65, $39.61 and $31.45 during 2025, 2024 and 2023, respectively. The intrinsic value, which is the difference between the fair value and the exercise price of options exercised, was $121 million, $170 million and $79 million during 2025, 2024 and 2023, respectively.

The following table provides the amounts of cash received from exercise of options and the related tax benefits realized on options exercised.

	For the year ended December 31,		
($ in millions)	2025	2024	2023
Cash received from exercise of options	$ 78	$ 189	$ 103
Tax benefit realized on options exercised	24	32	16

Restricted stock units granted to employees vest ratably over a three-year period. Vesting is subject to continued service, except for employees who are retirement eligible and in certain other limited circumstances.

Restricted stock units for directors vest immediately and convert into shares of stock on the earlier of the day of the third anniversary of the grant date or the date the director's service terminates, unless a deferred period of restriction is elected. Restricted stock units granted to directors prior to June 1, 2016 convert upon leaving the board.

Changes in restricted stock units

	For the year ended December 31, 2025	
	Number (in thousands)	Weighted average grant date fair value
Nonvested as of January 1, 2025	840	$ 131.93
Granted	331	192.37
Vested	(350)	137.77
Forfeited	(55)	162.40
Nonvested as of December 31, 2025	**766**	**153.18**

The fair value of restricted stock units is based on the market value of the Company's stock as of the date of the grant. The market value in part reflects the payment of future dividends expected. The weighted average grant date fair value of restricted stock units granted was $192.37, $160.44 and $132.65 during 2025, 2024 and 2023, respectively. The total fair value of restricted stock units vested was $67 million, $59 million and $49 million during 2025, 2024 and 2023, respectively.

Performance stock awards vest into shares of stock on the third anniversary of the grant date based on achieving established company-specific performance goals.

The number of shares earned upon vesting of the performance stock awards is based on the attainment of performance goals for each of the performance periods, subject to continued service, except for employees who are retirement eligible and in certain other limited circumstances.

Changes in performance stock awards

	For the year ended December 31, 2025	
	Number (in thousands)	Weighted average grant date fair value
Nonvested as of January 1, 2025	642	$ 140.46
Granted	182	189.25
Adjustment for performance achievement	(75)	122.81
Vested	(123)	122.81
Forfeited	(23)	151.57
Nonvested as of December 31, 2025	**603**	**160.61**

The fair value of performance stock awards includes a component with market-based condition measured on the grant date using a Monte Carlo simulation model. Market-based condition measures the Company's total shareholder return ("TSR") relative to the TSR of peer companies, expressed in terms of the Company's TSR percentile rank among the peer companies, over a three-calendar-year performance period. The Monte Carlo simulation model uses a risk-neutral framework to model future stock price movements based upon the risk-free rate of return at the time of grant, volatilities of the Company and the peer companies, and expected term assumed to be equal to the remaining measurement period. The market value in part reflects the payment of future dividends expected.

Performance stock awards grant assumptions

	2025	2024	2023
Expected term	2.8 years	2.9 years	2.9 years
Expected volatility	26.6 %	27.2 %	24.8 %
Average peer volatility	23.5 %	23.3 %	29.9 %
Risk-free rate	4.1 %	4.5 %	1.7 %

The weighted average grant date fair value of performance stock awards granted was $189.25, $159.29 and $136.62 during 2025, 2024 and 2023, respectively. The total fair value of performance stock awards vested was $23 million, $22 million and $41 million during 2025, 2024 and 2023, respectively.

The Company recognizes all tax effects related to share-based payments at settlement or expiration through the income statement.

Note 19 Supplemental Cash Flow Information

Non-cash investing activities include $86 million, $77 million and $64 million related to mergers and exchanges completed with equity securities, fixed income securities, bank loans, commercial mortgages and limited partnerships in 2025, 2024 and 2023, respectively. Non-cash investing activities include $1 million and $19 million related to right-of-use property and equipment obtained in exchange for lease obligations for the years ended December 31, 2025 and 2024, respectively. Non-cash investing activities include $8 million associated with acquisition-related contingent payouts for the year ended December 31, 2024. Non-cash investing activities include $1 million and $18 million related to right-of-use real estate obtained in exchange for lease obligations for the years ended December 31, 2025 and 2024, respectively.

Non-cash financing activities include $27 million, $29 million and $39 million related to the issuance of Allstate common shares for vested equity awards in 2025, 2024 and 2023, respectively.

Cash flows used in operating activities in the Consolidated Statements of Cash Flows include cash paid for operating leases related to amounts included in the measurement of lease liabilities of $106 million, $113 million and $130 million for the years ended December 31, 2025, 2024 and 2023, respectively. Non-cash operating activities include $54 million, $69 million and $30 million related to right-of-use assets obtained in exchange for lease obligations for the years ended December 31, 2025, 2024 and 2023, respectively.

Liabilities for collateral received in conjunction with the Company's securities lending program and OTC and cleared derivatives are reported in other liabilities and accrued expenses or other investments. The accompanying cash flows are included in cash flows from operating activities in the Consolidated Statements of Cash Flows along with the activities resulting from management of the proceeds, as follows:

($ in millions)	For the years ended December 31, 2025	2024	2023
Cash flows from operating activities			
Net change in proceeds managed			
Net change in fixed income securities	$ (228)	$ (4)	$ 259
Net change in short-term investments	335	(146)	(139)
Operating cash flow provided (used)	**$ 107**	**$ (150)**	**$ 120**
Net change in liabilities			
Liabilities for collateral, beginning of year	$ (2,041)	$ (1,891)	$ (2,011)
Liabilities for collateral, end of year	(1,934)	(2,041)	(1,891)
Operating cash flow (used) provided	**$ (107)**	**$ 150**	**$ (120)**

Note 20 Other Comprehensive Income (Loss)

Components of other comprehensive income (loss) on a pre-tax and after-tax basis

	For the years ended December 31, 2025			2024			2023		
($ in millions)	Pre-tax	Tax	After-tax	Pre-tax	Tax	After-tax	Pre-tax	Tax	After-tax
Unrealized net holding gains and losses arising during the period, net of related offsets	$ 983	$ (214)	$ 769	$ (495)	$ 97	$ (398)	$ 1,547	$ (322)	$ 1,225
Less: reclassification adjustment of realized capital gains and losses	(379)	80	(299)	(293)	62	(231)	(539)	113	(426)
Unrealized net capital gains and losses	**1,362**	**(294)**	**1,068**	**(202)**	**35**	**(167)**	**2,086**	**(435)**	**1,651**
Unrealized foreign currency translation adjustments	**114**	**(24)**	**90**	**(59)**	**12**	**(47)**	**85**	**(18)**	**67**
Unamortized pension and other postretirement prior service credit [(1)]	**1**	**(1)**	**—**	**(3)**	**1**	**(2)**	**(20)**	**4**	**(16)**
Discount rate for reserve for future policy benefits	**(18)**	**4**	**(14)**	**34**	**(7)**	**27**	**(13)**	**3**	**(10)**
Other comprehensive income (loss)	**$ 1,459**	**$ (315)**	**$1,144**	**$ (230)**	**$ 41**	**$ (189)**	**$ 2,138**	**$ (446)**	**$ 1,692**

(1) Represents prior service credits reclassified out of other comprehensive income and amortized into operating costs and expenses.

Note 21 Quarterly Results (unaudited)

	First quarter		Second quarter		Third quarter		Fourth quarter	
($ in millions, except per share data)	2025	2024	2025	2024	2025	2024	2025	2024
Revenues	$ 16,452	$ 15,259	$ 16,633	$ 15,714	$ 17,255	$ 16,627	$ 17,345	$ 16,506
Net income applicable to common shareholders	566	1,189	2,079	301	3,717	1,161	3,803	1,899
Net income applicable to common shareholders per common share - Basic	2.13	4.51	7.86	1.14	14.13	4.39	14.55	7.16
Net income applicable to common shareholders per common share - Diluted	2.11	4.46	7.76	1.13	13.95	4.33	14.37	7.07

Consolidated net income applicable to common shareholders was $3.80 billion in the fourth quarter of 2025 compared to $1.90 billion in the fourth quarter of 2024, primarily due to improved underwriting results from increased earned premium and improved loss trends and higher investment results.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of The Allstate Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying Consolidated Statements of Financial Position of The Allstate Corporation and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related Consolidated Statements of Operations, Comprehensive Income (Loss), Shareholders' Equity, and Cash Flows, for each of the three years in the period ended December 31, 2025, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A. Controls and Procedures. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Reserve for Property and Casualty Insurance Claims and Claims Expense - Refer to Notes 2 and 10 to the Financial Statements

Critical Audit Matter Description

The Company establishes reserves for property and casualty insurance claims and claims expense on reported and unreported claims of insured losses. Using established industry and actuarial practices as well as the Company's historical claims experience, the reserve for property and casualty insurance claims and claims expense is estimated based on (i) claims reported, (ii) claims incurred but not reported, and (iii) projections of claim payments to be made in the future. When the Company experiences changes in the mix or type of claims or claim settlement patterns or data, it applies actuarial judgment in the determination and selection of development factors to estimate the reserve for property and casualty insurance claims and claims expense.

Given the subjectivity of estimating claims incurred but not reported and projections of claim payments to be made in the future, particularly those with payout requirements over a longer period of time, the related audit effort in evaluating the reserve for property and casualty insurance claims and claims expense required a high degree of auditor judgment and an increased extent of effort, including involvement of our actuarial specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our principal audit procedures related to the reserve for property and casualty insurance claims and claims expense included the following:

- We tested the effectiveness of controls related to the reserve for property and casualty insurance claims and claims expense, including those over the Company's estimates and projections.

- We evaluated the methods and assumptions used by the Company to estimate the reserve for property and casualty insurance claims and claims expense by:

  - Testing the underlying data that served as the basis for the actuarial analysis, including historical claims, to test that the inputs to the actuarial estimate were complete and accurate.

  - Performing a retrospective review, including comparing prior year estimates of expected incurred losses to actual experience during the current year to identify potential bias in the determination of the reserve for property and casualty insurance claims and claims expense.

- With the assistance of our actuarial specialists, we developed independent estimates for the reserve for property and casualty insurance claims and claims expense, particularly those with payout requirements over a longer period of time, utilizing loss data or industry claims development factors, and compared our estimates to management's estimates and assessed the consistency of management's approach.

/s/ Deloitte & Touche LLP
Chicago, Illinois

February 19, 2026

We have served as the Company's auditor since 1992.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures We maintain disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon this evaluation, the principal executive officer and the principal financial officer concluded that our disclosure controls and procedures are effective in providing reasonable assurance that material information required to be disclosed in our reports filed with or submitted to the Securities and Exchange Commission under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities Exchange Act and made known to management, including the principal executive officer and the principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's report on internal control over financial reporting Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria related to internal control over financial reporting described in "Internal Control – Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this Form 10-K, has issued their attestation report on the Company's internal control over financial reporting, which is included herein.

Changes in internal control over financial reporting There have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the fourth quarter of 2025.

Item 9B. Other Information

On November 7, 2025, Jesse E. Merten, President, Property-Liability, Allstate Insurance Company, adopted a Rule 10b5-1 trading plan. The Rule 10b5-1 plan is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended. Mr. Merten's Rule 10b5-1 plan provides for the sale of up to 33,986 shares of the Company's common stock. The Rule 10b5-1 plan expires on November 6, 2026, or upon the earlier completion of all authorized transactions thereunder.

During the three months ended December 31, 2025, no other director or officer of the Company who is required to file reports under Section 16 of the Securities Exchange Act adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Information regarding directors of The Allstate Corporation standing for election at the 2026 annual stockholders meeting is incorporated in this Item 10 by reference to the descriptions in the Proxy Statement under the caption "Corporate Governance – Our Director Nominees."

Information regarding our audit committee and audit committee financial experts is incorporated in this Item 10 by reference to the information under the caption "Corporate Governance – The Board and its Committees" in the Proxy Statement.

Information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated in this Item 10 by reference to "Stock Ownership Information – Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

Information regarding executive officers of The Allstate Corporation is incorporated in this Item 10 by reference to Part I, Item 1 of this report under the caption "Information about our Executive Officers."

We have adopted a Global Code of Business Conduct that applies to all of our directors and employees, including our principal executive officer, principal financial officer and controller and principal accounting officer. The text of our Global Code of Business Conduct is posted on our website, www.allstateinvestors.com. We intend to satisfy the disclosure requirements regarding amendments to, and waiver from, the provisions of our Global Code of Business Conduct by posting such information on the same website pursuant to applicable NYSE and SEC rules.

We have adopted an Insider Trading Policy governing the purchase, sale or other disposition of the Company's securities that applies to the Company and all of our directors, officers, and employees. The Insider Trading Policy is designed to promote compliance with applicable insider trading laws, rules, regulations and listing standards.

Item 11. Executive Compensation

Information required for Item 11 is incorporated by reference to the sections of the Proxy Statement with the following captions:

- Corporate Governance – Director Compensation
- Executive Compensation

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding security ownership of certain beneficial owners and management is incorporated in this Item 12 by reference to the sections of the Proxy Statement with the following captions:

• Stock Ownership Information – Security Ownership of Directors and Executive Officers

• Stock Ownership Information – Security Ownership of Certain Beneficial Owners

The following table includes information as of December 31, 2025, with respect to The Allstate Corporation's equity compensation plans:

Equity compensation plan information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders [1]	7,620,498 [2]	$ 120.21 [3]	8,808,871 [4]
Total	7,620,498 [2]	$ 120.21 [3]	8,808,871 [4]

[1] Consists of the 2019 Equity Incentive Plan, which amended and restated the 2013 Equity Incentive Plan; the 2017 Equity Compensation Plan for Non-Employee Directors; the 2006 Equity Compensation Plan for Non-Employee Directors; and the Equity Incentive Plan for Non-Employee Directors (the equity plan for non-employee directors prior to 2006). The Corporation does not maintain any equity compensation plans not approved by stockholders.

[2] As of December 31, 2025, 5,734,605 stock options, 765,852 restricted stock units ("RSUs") and 1,120,041 performance stock awards ("PSAs") were outstanding. PSAs are reported at the maximum potential amount awarded for incomplete performance periods and the amount earned for the 2023 PSA grant, reduced for forfeitures. For incomplete performance periods, the actual number of shares earned may be less and are based upon measures achieved at the end of the three-year performance period for those PSAs granted in 2024 and 2025.

[3] The weighted-average exercise price of outstanding options, warrants, and rights does not take into account RSUs and PSAs, which have no exercise price.

[4] Includes 8,554,963 shares that may be issued in the form of stock options, unrestricted stock, restricted stock, restricted stock units, stock appreciation rights, performance units, performance stock, and stock in lieu of cash under the 2019 Equity Incentive Plan; and 253,908 shares that may be issued in the form of stock options, unrestricted stock, restricted stock, restricted stock units, and stock in lieu of cash compensation under the 2017 Equity Compensation Plan for Non-Employee Directors.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required for Item 13 is incorporated by reference to the material in the Proxy Statement under the captions "Corporate Governance – Board and Nominee Independence Determinations" and "Other Information - Appendix B – Categorical Standards of Independence."

Item 14. Principal Accounting Fees and Services

Information required for Item 14 is incorporated by reference to the material in the Proxy Statement under the caption "Audit Committee Matters – Ratification of Deloitte & Touche LLP as the Independent Registered Public Accountant for 2026."

Part IV

Item 15. (a) (1) Exhibits and Financial Statement Schedules.

The following consolidated financial statements, notes thereto and related information of The Allstate Corporation (the "Company") are included in Item 8.

- Consolidated Statements of Operations
- Consolidated Statements of Comprehensive Income (Loss)
- Consolidated Statements of Financial Position
- Consolidated Statements of Shareholders' Equity
- Consolidated Statements of Cash Flows
- Notes to the Consolidated Financial Statements
- Report of Independent Registered Public Accounting Firm

Item 15. (a) (2)

The following additional financial statement schedules are furnished herewith pursuant to the requirements of Form 10-K.

The Allstate Corporation		Page
Schedules required to be filed under the provisions of Regulation S-X Article 7:		
Schedule I	Summary of Investments – Other than Investments in Related Parties	S-1
Schedule II	Condensed Financial Information of Registrant (The Allstate Corporation)	S-2
Schedule III	Supplementary Insurance Information	S-6
Schedule IV	Reinsurance	S-7
Schedule V	Valuation Allowances and Qualifying Accounts	S-8

All other schedules are omitted because they are not applicable, not required, or because the required information is included in the consolidated financial statements or notes thereto.

Item 15. (a) (3)

The following is a list of the exhibits filed as part of this Form 10-K. The exhibit numbers followed by an asterisk (*) indicate exhibits that are management contracts or compensatory plans or arrangements.

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed or Furnished Herewith
		Form	File Number	Exhibit	Filing Date	
2.1	Stock Purchase Agreement, dated as of January 26, 2021, by and among Allstate Insurance Company, Allstate Financial Insurance Holdings Corporation, and Antelope US Holdings Company (certain schedules and exhibits to the Stock Purchase Agreement are omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish to the Securities and Exchange Commission, upon request, a copy of any omitted schedule or exhibit).	8-K	1-11840	2.1	January 27, 2021	
3.1	Restated Certificate of Incorporation filed with the Secretary of State of Delaware on May 23, 2012	8-K	1-11840	3(i)	May 23, 2012	
3.2	Amended and Restated Bylaws of The Allstate Corporation as amended July 14, 2023	8-K	1-11840	3.1	July 17, 2023	
3.3	Certificate of Designations with respect to the Preferred Stock, Series H of the Registrant, dated August 5, 2019	8-K	1-11840	3.1	August 5, 2019	
3.4	Certificate of Designations with respect to the Preferred Stock, Series I of the Registrant, dated November 8, 2019	8-K	1-11840	3.1	November 8, 2019	
3.5	Certificate of Elimination with respect to the Preferred Stock Series A, C, D, E and F of the Registrant, dated February 20, 2020	10-K	1-11840	3.6	February 21, 2020	
3.6	Certificate of Elimination with respect to the Preferred Stock, Series G of the Registrant, dated May 1, 2023	10-Q	1-11840	3.6	May 3, 2023	
3.7	Certificate of Designations with respect to the Preferred Stock, Series J of the Registrant, dated May 16, 2023	8-K	1-11840	3.1	May 18, 2023	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed or Furnished Herewith
		Form	File Number	Exhibit	Filing Date	
4.1	The Allstate Corporation hereby agrees to furnish to the Commission, upon request, the instruments defining the rights of holders of each issue of its long-term debt and that of its consolidated subsidiaries					
4.2	Description of Registrant's Securities	10-K	1-11840	4.2	February 21, 2024	
4.3	Deposit Agreement, dated August 8, 2019, among the Registrant, Equiniti Trust Company, as depositary, and the holders from time to time of the depositary receipts described therein (Series H)	8-K	1-11840	4.1	August 8, 2019	
4.4	Form of Preferred Stock Certificate, Series H (included as Exhibit A to Exhibit 3.3 above)	8-K	1-11840	4.2	August 8, 2019	
4.5	Form of Depositary Receipt, Series H (included as Exhibit A to Exhibit 4.3 above)	8-K	1-11840	4.3	August 8, 2019	
4.6	Deposit Agreement, dated November 8, 2019, among the Registrant, Equiniti Trust Company, as depositary, and the holders from time to time of the depositary receipts described therein (Series I)	8-K	1-11840	4.1	November 8, 2019	
4.7	Form of Preferred Stock Certificate, Series I (included as Exhibit A to Exhibit 3.4 above)	8-K	1-11840	4.2	November 8, 2019	
4.8	Form of Depositary Receipt, Series I (included as Exhibit A to Exhibit 4.6 above)	8-K	1-11840	4.3	November 8, 2019	
4.9	Deposit Agreement, dated May 18, 2023, among the Registrant, Equiniti Trust Company, as depositary, and the holders from time to time of the depositary receipts described therein (Series J)	8-K	1-11840	4.1	May 18, 2023	
4.10	Form of Preferred Stock Certificate, Series J (included as Exhibit A to Exhibit 3.7 above)	8-K	1-11840	4.2	May 18, 2023	
4.11	Form of Depositary Receipt (included as Exhibit A to Exhibit 4.9 above)	8-K	1-11840	4.3	May 18, 2023	
10.1	Credit Agreement dated November 16, 2020, among The Allstate Corporation, Allstate Insurance Company, and Allstate Life Insurance Company, as Borrowers; the lenders party thereto, Wells Fargo Bank, National Association, as Syndication Agent; Bank of America, N.A., Barclays Bank PLC, Credit Suisse AG, New York Branch, Goldman Sachs Bank USA, Morgan Stanley MUFG Loan Partners, LLC, and U.S. Bank National Association, as Documentation Agents; and JPMorgan Chase Bank, N.A., as Administrative Agent	8-K	1-11840	10.1	November 17, 2020	
10.2	Amendment No. 1 to Credit Agreement dated as of May 4, 2021	10-Q	1-11840	10.1	May 5, 2021	
10.3	Amendment No. 2 to Credit Agreement dated as of November 16, 2022	10-K	1-11840	10.3	February 16, 2023	
10.4*	The Allstate Corporation Annual Executive Incentive Plan, as amended and restated effective November 17, 2020	10-K	1-11840	10.2	February 22, 2021	
10.5*	The Allstate Corporation Deferred Compensation Plan, as amended and restated effective January 1, 2019	S-8	1-11840	4	November 20, 2018	
10.6*	The Allstate Corporation 2019 Equity Incentive Plan, as amended and restated effective February 19, 2020	10-Q	1-11840	10.1	May 5, 2020	
10.7*	Form of Performance Stock Award Agreement for awards granted on or after February 19, 2020, under The Allstate Corporation 2019 Equity Incentive Plan to officers subject to reporting obligations under Section 16 of the Securities Exchange Act of 1934 or an executive vice president	10-Q	1-11840	10.5	May 5, 2020	
10.8*	Form of Option Award Agreement for awards granted on or after February 19, 2020, under The Allstate Corporation 2019 Equity Incentive Plan to officers subject to reporting obligations under Section 16 of the Securities Exchange Act of 1934 or an executive vice president	10-Q	1-11840	10.3	May 5, 2020	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed or Furnished Herewith
		Form	File Number	Exhibit	Filing Date	
10.9*	Form of Option Award Agreement for awards granted on or after April 13, 2018, under The Allstate Corporation 2013 Equity Incentive Plan	10-Q	1-11840	10.3	May 1, 2018	
10.10*	Form of Option Award Agreement for awards granted on or after February 21, 2012 and prior to April 13, 2018 under The Allstate Corporation 2009 Equity Incentive Plan	10-Q	1-11840	10.3	May 2, 2012	
10.11*	Form of Restricted Stock Unit Award Agreement for awards granted on or after February 19, 2020, under The Allstate Corporation 2019 Equity Incentive Plan to officers subject to reporting obligations under Section 16 of the Securities Exchange Act of 1934 or an executive vice president	10-Q	1-11840	10.4	May 5, 2020	
10.12*	Supplemental Retirement Income Plan, as amended and restated effective October 19, 2018	10-K	1-11840	10.16	February 15, 2019	
10.13*	The Allstate Corporation Change in Control Severance Plan effective December 30, 2011	8-K	1-11840	10.1	December 28, 2011	
10.14*	Amendment to The Allstate Corporation Change in Control Severance Plan effective March 1, 2021	8-K	1-11840	10.1	March 1, 2021	
10.15*	The Allstate Corporation Deferred Compensation Plan for Non-Employee Directors, as amended and restated effective September 15, 2008	8-K	1-11840	10.7	September 19, 2008	
10.16*	The Allstate Corporation Equity Incentive Plan for Non-Employee Directors, as amended and restated effective September 15, 2008	8-K	1-11840	10.5	September 19, 2008	
10.17*	The Allstate Corporation 2006 Equity Compensation Plan for Non-Employee Directors, as amended and restated effective September 15, 2008	8-K	1-11840	10.6	September 19, 2008	
10.18*	The Allstate Corporation 2017 Equity Compensation Plan for Non-Employee Directors	Proxy	1-11840	App. D	April 12, 2017	
10.19*	Form of amended and restated Restricted Stock Unit Award Agreement with regards to awards outstanding on September 15, 2008 under The Allstate Corporation 2006 Equity Compensation Plan for Non-Employee Directors	8-K	1-11840	10.8	September 19, 2008	
10.20*	Form of Restricted Stock Unit Award Agreement for awards granted on or after September 15, 2008, and prior to June 1, 2016, under The Allstate Corporation 2006 Equity Compensation Plan for Non-Employee Directors	8-K	1-11840	10.9	September 19, 2008	
10.21*	Form of Restricted Stock Unit Award Agreement for awards granted on or after June 1, 2016, and prior to June 1, 2017, under The Allstate Corporation 2006 Equity Compensation Plan for Non-Employee Directors	10-Q	1-11840	10.2	August 3, 2016	
10.22*	Form of Restricted Stock Unit Award Agreement for awards granted on or after June 1, 2017, under The Allstate Corporation 2017 Equity Compensation Plan for Non-Employee Directors	10-Q	1-11840	10.2	August 1, 2017	
10.23*	Form of Indemnification Agreement between the Registrant and Director	10-Q	1-11840	10.2	August 1, 2007	
10.24*	Resolutions regarding Non-Employee Director Compensation adopted November 19, 2021	10-K	1-11840	10.31	February 18, 2022	
10.25*	Resolutions regarding Non-Employee Director Compensation adopted November 18, 2022	10-K	1-11840	10.33	February 16, 2023	
10.26*	Resolutions regarding Non-Employee Director Compensation adopted November 13, 2024	10-K	1-11840	10.26	February 24, 2025	
10.27*	Form of Option Award Agreement for awards granted on or after February 24, 2025, under The Allstate Corporation 2019 Equity Incentive Plan to officers subject to reporting obligations under Section 16 of the Securities Exchange Act of 1934 or an executive vice president	10-Q	1-11840	10.1	April 30, 2025	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed or Furnished Herewith
		Form	File Number	Exhibit	Filing Date	
10.28*	Form of Performance Stock Award Agreement for awards granted on or after February 24, 2025, under The Allstate Corporation 2019 Equity Incentive Plan to officers subject to reporting obligations under Section 16 of the Securities Exchange Act of 1934 or an executive vice president	10-Q	1-11840	10.2	April 30, 2025	
10.29*	Form of Restricted Stock Unit Award Agreement for awards granted on or after February 24, 2025, under The Allstate Corporation 2019 Equity Incentive Plan to officers subject to reporting obligations under Section 16 of the Securities Exchange Act of 1934 or an executive vice president	10-Q	1-11840	10.3	April 30, 2025	
19	The Allstate Corporation Insider Trading Policy, effective July 15, 2025					X
21	Subsidiaries of The Allstate Corporation					X
23	Consent of Independent Registered Public Accounting Firm					X
31(i)	Rule 13a-14(a) Certification of Principal Executive Officer					X
31(i)	Rule 13a-14(a) Certification of Principal Financial Officer					X
32	Section 1350 Certifications					X
97	The Allstate Corporation Clawback Policy, effective July 9, 2024	10-K	1-11840	97	February 24, 2025	
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document					X
101.SCH	Inline XBRL Taxonomy Extension Schema					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase					X
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)					X

Item 15. (b)

The exhibits are listed in Item 15. (a)(3) above.

Item 15. (c)

The financial statement schedules are listed in Item 15. (a)(2) above.

Item 16.

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Allstate Corporation
(Registrant)

/s/ Eric K. Ferren

By: Eric K. Ferren

Senior Vice President, Controller and Chief Accounting Officer

(Principal Accounting Officer)

February 19, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Thomas J. Wilson Thomas J. Wilson	Chairman of the Board, President, Chief Executive Officer and a Director (Principal Executive Officer)	February 19, 2026
/s/ John E. Dugenske John E. Dugenske	Chief Financial Officer (Principal Financial Officer)	February 19, 2026
/s/ Eric K. Ferren Eric K. Ferren	Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	February 19, 2026
/s/ Donald E. Brown Donald E. Brown	Director	February 19, 2026
/s/ Kermit R. Crawford Kermit R. Crawford	Director	February 19, 2026
/s/ Richard T. Hume Richard T. Hume	Lead Director	February 19, 2026
/s/ Margaret M. Keane Margaret M. Keane	Director	February 19, 2026
/s/ Siddharth N. Mehta Siddharth N. Mehta	Director	February 19, 2026
/s/ Maria R. Morris Maria R. Morris	Director	February 19, 2026
/s/ Jacques P. Perold Jacques P. Perold	Director	February 19, 2026
/s/ Andrea Redmond Andrea Redmond	Director	February 19, 2026
/s/ Judith A. Sprieser Judith A. Sprieser	Director	February 19, 2026
/s/ Perry M. Traquina Perry M. Traquina	Director	February 19, 2026
/s/ Monica J. Turner Monica J. Turner	Director	February 19, 2026

The Allstate Corporation and Subsidiaries
Schedule I — Summary of Investments Other than Investments in Related Parties

	As of December 31, 2025		
($ in millions)	Cost/ amortized cost, net	Fair value (if applicable)	Amount shown in the Balance Sheet
Type of investment			
Fixed maturities:			
Bonds:			
United States government, government agencies and authorities	$ 18,165	$ 18,133	$ 18,133
States, municipalities and political subdivisions	5,617	5,643	5,643
Foreign governments	1,464	1,460	1,460
Public utilities	4,465	4,542	4,542
All other corporate bonds	25,585	25,859	25,859
Asset-backed securities	1,348	1,352	1,352
Mortgage-backed securities	2,086	2,126	2,126
Total fixed maturities	**58,730**	**59,115**	**59,115**
Equity securities:			
Common stocks:			
Public utilities	150	143	143
Banks, trusts and insurance companies	587	622	622
Industrial, miscellaneous and all other	7,114	7,409	7,409
Nonredeemable preferred stocks	175	224	224
Total equity securities	**8,026**	**8,398**	**8,398**
Mortgage loans on real estate	879	868	879
Real estate	630		630
Derivative instruments	10	10	10
Limited partnership interests	8,844		8,844
Bank loans and other investments	474	488	474
Short-term investments	4,888	4,887	4,887
Total investments	**$ 82,481**		**$ 83,237**

The Allstate Corporation and Subsidiaries
Schedule II — Condensed Financial Information of Registrant Statement of Operations

($ in millions)	Year Ended December 31,		
	2025	2024	2023
Revenues			
Investment income, less investment expense	$ 102	$ 49	$ 45
Net gains (losses) on investments and derivatives	7	(9)	(28)
Total revenues	**109**	**40**	**17**
Expenses			
Interest expense	405	411	396
Pension and other postretirement remeasurement (gains) losses	(25)	(21)	12
Pension and other postretirement (benefit) expense	(11)	(36)	55
Other operating expenses	75	70	142
Total expenses	**444**	**424**	**605**
Gain on disposition of subsidiaries	716	—	—
Gain (loss) from operations before income tax benefit and equity in net income of subsidiaries	**381**	**(384)**	**(588)**
Income tax expense (benefit)	167	(97)	(143)
Gain (loss) before equity in net income of subsidiaries	**214**	**(287)**	**(445)**
Equity in net income of subsidiaries	10,068	4,954	257
Net income (loss) attributable to Allstate	**10,282**	**4,667**	**(188)**
Preferred stock dividends	117	117	128
Net income (loss) applicable to common shareholders	**$ 10,165**	**$ 4,550**	**$ (316)**
Net income (loss) attributable to Allstate	**$ 10,282**	**$ 4,667**	**$ (188)**
Other comprehensive income (loss), after-tax			
Changes in:			
Unrealized net capital gains and losses	1,068	(167)	1,651
Unrealized foreign currency translation adjustments	90	(47)	67
Unamortized pension and other postretirement prior service credit	—	(2)	(16)
Discount rate for reserve for future policy benefits	(14)	27	(10)
Other comprehensive income (loss), after-tax	**1,144**	**(189)**	**1,692**
Less: change in unrealized net capital gains and losses related to noncontrolling interest	3	10	10
Comprehensive income	**$ 11,423**	**$ 4,468**	**$ 1,494**

See accompanying notes to condensed financial information and notes to consolidated financial statements.

The Allstate Corporation and Subsidiaries
Schedule II (Continued) — Condensed Financial Information of Registrant Statement of Financial Position

	December 31,	
($ in millions, except par value data)	2025	2024
Assets		
Investments in subsidiaries	$ 32,423	$ 28,684
Fixed income securities, at fair value (amortized cost, net $5,261 and $639)	5,265	635
Equity securities, at fair value (cost $1 and $1)	1	1
Short-term investments, at fair value (amortized cost, net $606 and $507)	606	507
Cash	—	1
Receivable from subsidiaries	528	748
Deferred income taxes	38	48
Other assets	155	149
Total assets	**39,016**	**30,773**
Liabilities		
Debt	7,490	8,085
Pension and other postretirement benefit obligations	126	170
Deferred compensation	379	360
Notes due to subsidiaries	—	350
Dividends payable to shareholders	301	281
Other liabilities	110	85
Total liabilities	**8,406**	**9,331**
Shareholders' equity		
Preferred stock and additional capital paid-in, $1 par value, 25 million shares authorized, 82.0 thousand shares issued and outstanding, $2,050 aggregate liquidation preference	2,001	2,001
Common stock, $.01 par value, 2.0 billion shares authorized and 900 million issued, 260 million and 265 million shares outstanding	9	9
Additional capital paid-in	4,158	4,029
Retained income	62,393	53,288
Treasury stock, at cost (640 million and 635 million shares)	(38,206)	(36,996)
Accumulated other comprehensive income:		
Unrealized net capital gains and losses	297	(771)
Unrealized foreign currency translation adjustments	(55)	(145)
Unamortized pension and other postretirement prior service credit	11	11
Discount rate for reserve for future policy benefits	2	16
Total accumulated other comprehensive income (loss)	**255**	**(889)**
Total Allstate shareholders' equity	**30,610**	**21,442**
Total liabilities and equity	**$ 39,016**	**$ 30,773**

See accompanying notes to condensed financial information and notes to consolidated financial statements.

The Allstate Corporation and Subsidiaries
Schedule II (Continued) — Condensed Financial Information of Registrant Statement of Cash Flows

($ in millions)	Years Ended December 31,		
	2025	2024	2023
Cash flows from operating activities			
Net income (loss)	$ 10,282	$ 4,667	$ (188)
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in net income of subsidiaries	(10,068)	(4,954)	(257)
Dividends received from subsidiaries	3,038	130	250
Net (gains) losses on investments and derivatives	(7)	9	28
Pension and other postretirement remeasurement (gains) losses	(25)	(21)	12
Gain on disposition of subsidiaries	(716)	—	—
Changes in:			
Pension and other postretirement benefits	(11)	(36)	55
Income taxes	48	29	(78)
Operating assets and liabilities	75	109	43
Net cash provided by (used in) operating activities	**2,616**	**(67)**	**(135)**
Cash flows from investing activities			
Proceeds from sales of investments	2,596	411	1,427
Investment purchases	(4,311)	(405)	(50)
Investment collections	52	374	85
Capital contribution or return of capital from subsidiaries	—	325	975
Disbursements for loans to subsidiaries	(285)	(380)	—
Proceeds from loans to subsidiaries	530	26	—
Change in short-term investments, net	(100)	(209)	(7)
Proceeds from disposition of subsidiaries	1,927	—	—
Net cash provided by investing activities	**409**	**142**	**2,430**
Cash flows from financing activities			
Proceeds from borrowings from subsidiaries	—	350	—
Repayment of notes due to subsidiaries	(88)	—	(1,000)
Proceeds from issuance of debt	—	495	743
Redemption of preferred stock	—	—	(575)
Redemption and repayment of debt	(600)	—	(750)
Proceeds from issuance of preferred stock	—	—	587
Dividends paid on common stock	(1,036)	(962)	(925)
Dividends paid on preferred stock	(117)	(117)	(107)
Treasury stock purchases	(1,233)	(2)	(335)
Shares reissued under equity incentive plans, net	48	163	73
Other	—	(1)	(6)
Net cash used in financing activities	**(3,026)**	**(74)**	**(2,295)**
Net (decrease) increase in cash	**(1)**	**1**	**—**
Cash at beginning of year	1	—	—
Cash at end of year	**$ —**	**$ 1**	**$ —**

See accompanying notes to condensed financial information and notes to consolidated financial statements.

The Allstate Corporation and Subsidiaries
Schedule II (Continued) — Condensed Financial Information of Registrant
Notes to Condensed Financial Information

1. General

Pursuant to rules and regulations of the Securities and Exchange Commission, the unconsolidated condensed financial statements of the Parent Company do not reflect all of the information and notes normally included with financial statements prepared in accordance with GAAP. Therefore, these condensed financial statements of the Registrant should be read in conjunction with the consolidated financial statements and notes included in Item 8.

The debt presented in Note 12 "Capital Structure" are direct obligations of or guaranteed by the Registrant. A majority of the pension and other postretirement benefits plans presented in Note 17 "Benefit Plans" are direct obligations of the Registrant.

Participating subsidiaries fund the pension plans contributions under a master services cost sharing agreement. In addition, as a result of joint and several pension liability rules under the Internal Revenue Code and the Employee Retirement Income Security Act of 1974, as amended, many liabilities that arise in connection with pension plans are joint and several across all members of a controlled group of entities.

2. Receivable from subsidiaries

On December 24, 2025 National General Management Corp. issued $110 million notes, with a rate of 4.03% due on December 24, 2026, to the Registrant. The proceeds of this issuance were used for cash management purposes.

On May 14, 2025, National General Holdings Corp. ("NGHC") issued $175 million notes, with a rate of 4.85% due on May 14, 2026, to the Registrant. The proceeds of this issuance were used for cash management purposes. On July 1, 2025, NGHC repaid $175 million to the Registrant.

On May 14, 2024, NGHC issued $350 million notes, with a rate of 5.68% due on May 14, 2025, to the Registrant. The proceeds of this issuance were used for cash management purposes. On May 14, 2025, NGHC repaid $350 million to the Registrant.

3. Notes due to subsidiaries

On May 14, 2024, the Registrant issued $350 million notes, with an initial rate of 5.57% due on May 14, 2025, to Kennett Capital Inc. The proceeds of this issuance were used for cash management purposes. On May 14, 2025, the Registrant repaid $350 million to Kennett Capital Inc.

On June 17, 2022, the Registrant issued $1.00 billion notes, with an initial rate of 1.63% due on June 17, 2023, to Kennett Capital Inc. The proceeds of this issuance were used for cash management purposes. On June 9, 2023, the Registrant repaid $1.00 billion to Kennett Capital Inc.

4. Supplemental disclosures of cash flow information

The Registrant paid $395 million, $395 million and $355 million of interest on debt in 2025, 2024 and 2023, respectively. In 2025, non-cash financing activities include $262 million of repayment of notes due to subsidiaries through transfer of securities.

The Allstate Corporation and Subsidiaries
Schedule III — Supplementary Insurance Information

($ in millions)	As of December 31,			For the years ended December 31,					
Segment	Deferred policy acquisition costs	Reserves for claims and claims expense, contract benefits and contractholder funds	Unearned premiums	Premium revenue and contract charges	Net investment income	Claims and claims expense and accident, health and other policy benefits	Amortization of deferred policy acquisition costs	Other operating costs and expenses	Premiums written (excluding life)
2025									
Allstate Protection	$ 2,803	$ 39,153	$ 23,464	$ 57,682		$ 36,626	$ 7,003	$ 7,410	$ 59,546
Run-off Property-Liability	—	1,852	—	—		151	—	3	—
Allstate Protection and Run-off Property-Liability net investment income [2]					$ 3,157				
Protection Services [1]	3,274	74	5,605	2,958	99	699	1,328	1,273	3,006
Allstate Health and Benefits	—	—	—	490	24	379	30	214	187
Corporate	—	—	—	—	160	—	—	512	—
All other	86	271	11	456	9	277	28	336	678
Intersegment Eliminations [1]	—	—	—	(137)	—	(22)	—	(115)	—
Total	**$ 6,163**	**$ 41,350**	**$ 29,080**	**$ 61,449**	**$ 3,449**	**$ 38,110**	**$ 8,389**	**$ 9,633**	**$ 63,417**
2024									
Allstate Protection	$ 2,548	$ 39,964	$ 21,508	$ 53,866		$ 39,050	$ 6,676	$ 6,882	$ 55,926
Run-off Property-Liability	—	1,883	—	—		68	—	5	—
Allstate Protection and Run-off Property-Liability net investment income [2]					$ 2,810				
Protection Services [1]	3,161	70	5,385	2,702	94	641	1,217	1,138	2,797
Allstate Health and Benefits	1	187	2	1,466	94	991	119	590	1,211
Corporate	—	—	—	—	88	—	—	515	—
All other	63	82	14	455	6	250	27	356	433
Intersegment Eliminations [1]	—	—	—	(180)	—	(24)	—	(156)	—
Total	**$ 5,773**	**$ 42,186**	**$ 26,909**	**$ 58,309**	**$ 3,092**	**$ 40,976**	**$ 8,039**	**$ 9,330**	**$ 60,367**
2023									
Allstate Protection	$ 2,378	$ 37,852	$ 19,542	$ 48,427		$ 40,364	$ 6,070	$ 5,628	$ 50,347
Run-off Property-Liability	—	1,942	—	—		89	—	5	—
Allstate Protection and Run-off Property-Liability net investment income [2]					$ 2,218				
Protection Services [1]	3,022	64	5,150	2,381	73	632	1,058	956	2,663
Allstate Health and Benefits	497	2,162	2	1,441	78	888	124	567	1,214
Corporate	—	—	—	—	105	—	—	676	—
All other	43	73	15	405	4	183	26	314	384
Intersegment Eliminations [1]	—	—	—	(138)	—	(15)	—	(123)	—
Total	**$ 5,940**	**$ 42,093**	**$ 24,709**	**$ 52,516**	**$ 2,478**	**$ 42,141**	**$ 7,278**	**$ 8,023**	**$ 54,608**

[1] Includes intersegment premiums and service fees and the related incurred losses and expenses that are eliminated in the consolidated financial statements.

[2] A single investment portfolio supports both Allstate Protection and Run-off Property-Liability segments.

The Allstate Corporation and Subsidiaries
Schedule IV — Reinsurance

($ in millions)	Gross amount		Ceded to other companies		Assumed from other companies		Net amount		Percentage of amount assumed to net
Year ended December 31, 2025									
Premiums and contract charges [1]:									
Accident and health insurance	$	1,188	$	284	$	42	$	946	**4.4 %**
Property and casualty insurance		62,511		2,397		389		60,503	0.6
Total premiums and contract charges	$	**63,699**	$	**2,681**	$	**431**	$	**61,449**	**0.7**
Year ended December 31, 2024									
Life insurance in force [2]	$	**22,225**	$	**295**	$	**1,208**	$	**23,138**	**5.2 %**
Premiums and contract charges:									
Life insurance	$	258	$	5	$	16	$	269	5.9 %
Accident and health insurance		1,687		45		10		1,652	0.6
Property and casualty insurance		58,221		2,210		377		56,388	0.7
Total premiums and contract charges	$	**60,166**	$	**2,260**	$	**403**	$	**58,309**	**0.7**
Year ended December 31, 2023									
Life insurance in force	$	**21,788**	$	**482**	$	**1,301**	$	**22,607**	**5.8 %**
Premiums and contract charges:									
Life insurance	$	226	$	6	$	16	$	236	6.8 %
Accident and health insurance		1,639		41		12		1,610	0.7
Property and casualty insurance		52,301		1,989		358		50,670	0.7
Total premiums and contract charges	$	**54,166**	$	**2,036**	$	**386**	$	**52,516**	**0.7**

[1] In 2025, the Company's remaining life insurance business was sold as part of the sale of the employer voluntary benefits business.

[2] Includes results for assets classified as held for sale.

The Allstate Corporation and Subsidiaries
Schedule V — Valuation Allowances and Qualifying Accounts

($ in millions)		Additions			
Description	**Balance as of beginning of period**	**Charged to costs and expenses**	**Other additions**	**Deductions** [1]	**Balance as of end of period**
Year ended December 31, 2025					
Fixed income securities	$ 17	$ 5	$ —	$ 12	$ 10
Mortgage loans	12	2	—	4	10
Bank loans	10	12	—	5	17
Investments	**39**	**19**	**—**	**21**	**37**
Premium installment receivable	187	487	—	485	189
Reinsurance recoverables	63	1	—	10	54
Other assets	14	3	—	2	15
Assets	**303**	**510**	**—**	**518**	**295**
Commitments to fund line of credit, commercial mortgage loans and bank loans	—	15	—		15
Liabilities	**—**	**15**	**—**	**—**	**15**
Total	**$ 303**	**$ 525**	**$ —**	**$ 518**	**$ 310**
Valuation allowance for deferred tax assets	$ 69	$ —	$ —	$ 1	$ 68
Year ended December 31, 2024					
Fixed income securities	$ 36	$ 3	$ —	$ 22	$ 17
Mortgage loans	11	1	—	—	12
Bank loans	22	—	—	12	10
Investments	**69**	**4**	**—**	**34**	**39**
Premium installment receivable	138	414	—	365	187
Reinsurance recoverables	65	1	—	3	63
Other assets	18	—	—	4	14
Assets	**290**	**419**	**—**	**406**	**303**
Commitments to fund line of credit, commercial mortgage loans and bank loans	1	—	—	1	—
Liabilities	**1**	**—**	**—**	**1**	**—**
Total	**$ 291**	**$ 419**	**$ —**	**$ 407**	**$ 303**
Valuation allowance for deferred tax assets	$ 69	$ —	$ —	$ —	$ 69
Year ended December 31, 2023					
Fixed income securities	$ 13	$ 23	$ —	$ —	$ 36
Mortgage loans	7	4	—	—	11
Bank loans	57	18	—	53	22
Investments	**77**	**45**	**—**	**53**	**69**
Premium installment receivable	132	348	—	342	138
Reinsurance recoverables	65	1	—	1	65
Other assets	19	—	—	1	18
Assets	**293**	**394**	**—**	**397**	**290**
Commitments to fund mortgage loans and bank loans	—	1	—	—	1
Liabilities	**—**	**1**	**—**	**—**	**1**
Total	**$ 293**	**$ 395**	**$ —**	**$ 397**	**$ 291**
Valuation allowance for deferred tax assets	$ 34	$ —	$ 35	$ —	$ 69

[1] Includes allowance for assets reclassified to held for sale for the year ended December 31, 2024.

Investor Information

Corporate Headquarters
The Allstate Corporation
3100 Sanders Road
Northbrook, IL 60062
(847) 402-5000
www.allstate.com

Annual Meeting
Shareholders of record are invited to attend the Annual Meeting of The Allstate Corporation on May 22, 2026, 11:00 a.m. Central Time. The company will be hosting the meeting live via the Internet. To attend the virtual meeting please visit www.virtualshareholdermeeting.com/ALL2026.

Holders of common stock of record at the close of business on March 23, 2026 are entitled to vote during the meeting. A notice of meeting, proxy statement and proxy card and/or voting instructions were provided to shareholders with this annual report.

Shareholder Services/Transfer Agent
For information or assistance regarding individual stock records, dividend reinvestment, dividend checks, 1099DIV and 1099B tax forms, direct deposit of dividend payments, or stock certificates, contact EQ Shareowner Services, in any of the following ways:

By telephone:
(800) 355-5191 within the U.S. or
(651) 450-4064 outside the U.S.

By mail:
EQ Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854

By certified/overnight mail:
EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100

On the Internet:
account information:
shareowneronline.com

Allstate 401(k) Savings Plan
For information about the Allstate 401(k) Savings Plan, call the Allstate Benefits Center at (888) 255-7772

Investor Relations
The Allstate Corporation
3100 Sanders Road,
Northbrook, IL 60062
(800) 416-8803
invrel@allstate.com

Media Inquiries
Allstate Media Relations
3100 Sanders Road
Northbrook, IL 60062
(847) 402-5600

Form 10-K, Other Reports
Shareholders may receive without charge a copy of The Allstate Corporation Form 10-K annual report (filed with the U.S. Securities and Exchange Commission) and other public financial information for the year ended December 31, 2025, by contacting invrel@allstate.com.

The Allstate Corporation's Annual Report is available online at: www.allstateinvestors.com/financials/sec-filings

Stock Exchange Listing
The Allstate Corporation common stock is listed on the New York Stock Exchange under the trading symbol "ALL." Common stock is also listed on the NYSE Texas. As of March 23, 2026, there were 50,723 holders of record of The Allstate Corporation's common stock.

Independent Registered Public Accounting Firm
Deloitte & Touche LLP 111 South Wacker Drive Chicago, IL 60606-4301

Online Information
You can access financial and other information about Allstate on our website, www.allstateinvestors.com, including executive speeches, investor conference calls and quarterly investor information. The information contained in any website or report referenced in this proxy statement is not incorporated by reference in, and does not form a part of, this proxy statement.



The Allstate Corporation
Notice of 2026 Annual
Meeting and Proxy Statement,
and 2025 Annual Report

The Allstate Corporation
3100 Sanders Road
Northbrook, IL 60062-6127